As filed with the Securities and Exchange Commission on August 2, 2002

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-4
REGISTRATION STATEMENT
Under
THE SECURITIES ACT OF 1933

Advanced Medical Optics, Inc.*
(Exact name of registrant as specified in its charter)

Delaware	3851	33-0986820
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

1700 E. St. Andrew Place
Santa Ana, California 92799-5162
(714) 247-8200
(Address, including zip code, and telephone number, including area code, of each of the co-registrants’ principal executive offices)

* See Additional Registrant below.

Aimee S. Weisner
Corporate Vice President, General Counsel and Secretary
1700 E. St. Andrew Place
Santa Ana, California 92799-5162
(714) 247-8200
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Lawrence B. Cohn
Christopher D. Ivey
Stradling Yocca Carlson & Rauth
660 Newport Center Drive, Suite 1600
Newport Beach, California 92660
(949) 725-4000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.    ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price per Exchange Note	Proposed Maximum Aggregate Offering Price(1)	Amount Of Registration Fee(1)

9 1/4% Senior Subordinated Notes Due 2010(2)	$200,000,000	100.0%	$200,000,000	$18,400

Guarantee of the 9 1/4% Senior Subordinated Notes due 2010(3)	N/A	N/A	N/A	N/A

(1)
The registration fee has been calculated pursuant to Rule 457 under the Securities Act. The Proposed Maximum Aggregate Offering Price is estimated solely for the purpose of calculating the registration fee.

(2)	The 9 1/4% Senior Subordinated Notes due 2010 will be the obligations of Advanced Medical Optics, Inc.
(3)
AMO Holdings, LLC is a guarantor on an unconditional basis of the obligations of Advanced Medical Optics, Inc. under the 9 1/4% Senior Subordinated Notes due 2010. Pursuant to Rule 457(n), no additional registration fee is being paid in respect of the guarantee. The guarantee is not traded separately.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Additional Registrant

Exact name of registrant as specified in its charter; address, including zip code, and telephone number, including area code, of principal executive office	State or other jurisdiction of incorporation or organization	Primary Standard Industrial Classification Code Number	I.R.S. Employer Identification Number
AMO Holdings, LLC c/o Advanced Medical Optics, Inc. 1700 E. St. Andrew Place Santa Ana, California 92799-5162 Telephone (714) 247-8200	Delaware	3851	46-0469779

Subject to completion, dated August 2, 2002

PROSPECTUS

$200,000,000

Advanced Medical Optics, Inc.

OFFER TO EXCHANGE

$200,000,000 principal amount of its 9 1/4% Senior Subordinated Notes due 2010, which have been registered under the Securities Act of 1933, as amended, for any and all of its outstanding 9 1/4% Senior Subordinated Notes due 2010.

We are offering to exchange all of our outstanding 9 1/4% senior subordinated notes due 2010, which we refer to as the old notes, for our registered 9 1/4% senior subordinated notes due 2010, which we refer to as the exchange notes. We refer to the old notes and the exchange notes collectively as the notes. The terms of the exchange notes are identical to the terms of the old notes except that the exchange notes have been registered under the Securities Act of 1933 (the “Securities Act”) and, therefore, are freely transferable.

Please consider the following:

•	Our offer to exchange the old notes for the exchange notes will be open until 5:00 p.m., New York City time, on , 2002, unless we extend the offer.

•	You should carefully review the procedures for tendering the old notes beginning on page 85 of this prospectus.

•	If you fail to tender your old notes, you will continue to hold unregistered securities and your ability to transfer them could be adversely affected.

•	No public market currently exists for the exchange notes. We do not intend to list the exchange notes on any securities exchange and, therefore, no active public market is anticipated.

Information about the notes:

•	The notes will mature on July 15, 2010.

•	We will pay interest on the notes semi-annually on January 15 and July 15 of each year, commencing January 15, 2003 at the rate of 9 1/4% per year.

•	We may redeem the notes on or after July 15, 2006.

•
In addition, on or before July 15, 2005, we may redeem up to 35% of the notes with the net proceeds of certain public equity offerings if at least 65% of the originally issued aggregate principal amount of notes remains outstanding.

•	Upon the occurrence of certain change of control events, each holder of notes may require us to purchase all or a portion of its notes.

•	The notes are unsecured obligations and are subordinated to our senior indebtedness and the subsidiary guarantees are subordinated to our subsidiaries senior indebtedness.

Participating in the exchange offer involves risks. See “Risk Factors” beginning on page 13.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is         , 2002.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the SEC is effective. This prospectus is not an offer to sell and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

CAUTIONARY NOTE REGARDING
FORWARD-LOOKING STATEMENTS

This prospectus, including the sections entitled “Prospectus Summary” and “Business,” contains forward-looking statements. These statements relate to future events or our future financial performance, and involve known and unknown risks, uncertainties, and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “intends,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “continue,” or the negative of these terms or other comparable terminology. These statements are only predictions. Actual events or results may differ materially. In evaluating these statements, you should specifically consider various factors, including the risks outlined in “Risk Factors” and elsewhere in this prospectus. These factors may cause our actual results to differ materially from any forward-looking statement.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. We are under no duty to update any of the forward-looking statements after the date of this prospectus.

MARKET AND INDUSTRY DATA AND FORECASTS

This prospectus includes market share and industry data and forecasts that we obtained from internal company surveys, market research, consultant surveys, publicly available information and industry publications and surveys. Industry surveys, publications, consultant surveys and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable, but there can be no assurance as to the accuracy and completeness of such information. We have not independently verified any of the data from third-party sources nor have we ascertained the underlying economic assumptions relied upon therein. Similarly, internal company surveys, industry forecasts and market research, which we believe to be reliable based upon management’s knowledge of the industry, have not been verified by any independent sources. Forecasts are particularly likely to be inaccurate, especially over long periods of time. In addition, we do not know what assumptions regarding general economic growth were used in preparing the forecasts we cite. Except where otherwise noted, references to North America include only the continental United States and Canada, and statements as to our position relative to our competitors or as to market share refer to the most recent available data.

TRADEMARKS AND TRADE NAMES

We own or have rights to trademarks or tradenames that we use in conjunction with the sale of our products, including, without limitation, each of the following: Advanced Medical Optics™, Allervisc®, Amadeus™, AMO®, Array®, Blink-n-Clean®, C1ariFlex®, ComfortPLUS™, Complete®, Consept F®, Consept 1 Step®, Diplomax®, Injector Ring™, OptiEdge™, Oxysept 1 Step®, PhacoFlex II® SI30NB®, SI40NB®, and SI55NB®, Prestige®, Sensar®, Sovereign®, The Unfolder®, Total Care®, UltraCare®, Ultrazyme®, Verisyse™, Vitrax®, and Whitestar™.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 to register the exchange notes offered by this prospectus. This prospectus does not contain all the information contained in the registration statement, including its exhibits and schedules. You should refer to the registration

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statement including the exhibits and schedules, for further information about us and the exchange notes. Statements we make in this prospectus about certain contracts or other documents are not necessarily complete. When we make such statements, we refer you to the copies of the contracts or documents that are filed as exhibits to the registration statement because those statements are qualified in all respects by reference to those exhibits. The registration statement, including exhibits and schedules, is on file at the offices of the SEC and may be inspected without charge.

We also file annual, quarterly, special reports and other information with the SEC. You may read and copy any document we file with the SEC at the SEC’s public reference room at the following address:

Public Reference Room
450 Fifth Street, N.W.
Room 1024
Washington, D.C. 20549

Please call the SEC at 1-800-SEC-0330 for further information on the operations of the public reference rooms. Our SEC filings are also available at the SEC’s web site at http://www.sec.gov.

You can obtain a copy of any of our filings, at no cost, by writing to or telephoning us at the following address:

Advanced Medical Optics, Inc.
1700 E. St. Andrew Place
Santa Ana, California 92799-5162
Attention: General Counsel
(714) 247-8200.

To ensure timely delivery, please make your request as soon as practicable and, in any event, no later than five business days prior to the expiration of the exchange offer.

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PROSPECTUS SUMMARY

This summary highlights important information about our business and about this exchange offer. It does not include all information you should consider before participating in the exchange offer. Please review this prospectus in its entirety, including the risk factors and our financial statements and the related notes, before you decide to participate in the exchange offer. Unless otherwise noted, all references to “Advanced Medical Optics,” “AMO,” “we,” “our” or “us” and similar terms in this prospectus refer to Advanced Medical Optics, Inc., together with its subsidiaries.

Data contained in this prospectus relating to the size and our share of the “global” markets for our products are based on our market research and data compiled from a variety of independent sources in each of the ten largest geographic markets for our products, as measured by net sales of our products. We believe that these geographic markets together account for approximately 80% of the total worldwide market for these products. We define the ophthalmic surgical products market to include the development, manufacture and marketing of intraocular lenses, phacoemulsification systems, viscoelastics, microkeratomes and surgical packs containing items used in cataract surgery.

Company Overview

We are a global leader in the development, manufacture and marketing of medical devices for the eye and contact lens care products. Our market research indicates that we are the second largest global manufacturer and marketer of ophthalmic surgical products and contact lens care products, in each case as measured by net sales in 2001 in the markets in which we compete. Through a significant commitment to internal research and development and alliances and partnerships, we have demonstrated success in the introduction of new and innovative products. We believe we are the technology leader in our markets and that our brands are among the most trusted and recognized in our industry. We have a strong global sales and distribution network, with approximately 300 sales representatives operating in approximately 20 countries and marketing products in approximately 60 countries.

Demand for ophthalmic products is driven by a variety of factors, including an aging population, advances in medical technology, improved therapies and economic growth in emerging markets. Many ophthalmic conditions, such as cataracts (an irreversible progressive condition in which clouding of the eye’s natural lens eventually leads to blindness) and presbyopia (the progressive loss of flexibility of the eye’s natural lens), are strongly correlated with age. Cataracts are currently the leading cause of vision loss among adults age 55 and older. We estimate that, in 2001, approximately 2.4 million cataract procedures were performed in the United States, and more than 5.0 million were performed worldwide, making cataract extraction the most commonly performed surgical procedure in the United States and most other developed nations. The treatment of cataracts is the largest segment of the global ophthalmic surgical products market, generating revenues of approximately $1.5 billion in 2001.

The worldwide market for contact lenses was approximately $3.5 billion in 2001. The global contact lens care products market, which includes disinfecting and cleaning solutions for contact lenses and lens rewetting products, generated revenues of approximately $1.2 billion in 2001.

The following table sets forth the total size and our share of the global markets for certain of our products in 2001:

Market Segment	Estimated Market Size (in millions)	Estimated AMO Share	AMO Market Position
Ophthalmic surgical products:
Intraocular lenses	$595	25%	#2
Phacoemulsification systems	$287	16%	#2

Contact lens care products:
Contact lens care products	$1,200	21%	#2
Contact lens care products (excluding the U.S.)	$845	25%	#1

Ophthalmic Surgical Products

Our ophthalmic surgical products business develops, manufactures and markets medical devices for the cataract and refractive surgery markets, with a technology-driven focus on the higher margin segments of these markets. We believe we are the second largest company in the global cataract surgery products market and have made a strong entry into the refractive surgery market with the introduction of the AMADEUS microkeratome.

Cataract Market

The largest segment of the ophthalmic surgical market is the treatment of cataracts. Most patients affected by cataracts can be treated through a minimally invasive surgical procedure in which the patient’s natural lens, which has become clouded, is broken up, removed and replaced with an artificial intraocular lens (“IOL”), which is implanted in the lens capsule to restore sight. We pioneered small incision cataract surgery with the development of the foldable IOL, and developed the first and only multifocal IOL that has been approved by the Food and Drug Administration.

Within the cataract surgery market we focus on three major segments:

Foldable intraocular lenses. As compared to non-foldable lenses, foldable IOLs allow for smaller surgical incisions, which has been associated with less induced astigmatism, rapid stabilization of the wound, and faster visual rehabilitation. We offer surgeons a choice of high quality, innovative monofocal silicone, monofocal acrylic and multifocal silicone IOLs, together with various systems of implementation devices. According to our market research, sales of foldable IOLs have grown faster than any other segment within the cataract surgery products market since 1998, growing from less than 50% to greater than 85% of the global IOL market in 2001, and generated revenues of approximately $517 million in 2001. We believe that in 2001, we experienced the highest sales growth in the global foldable IOL market, with a growth rate of 8%, and had the second leading share of the market, estimated at approximately 28%. Our ARRAY multifocal silicone IOL has been granted “new technology intraocular lens,” or “NTIOL,” status by the U.S. Centers for Medicare and Medicaid Services, resulting in higher reimbursement rates for its use.

Phacoemulsification systems. Phacoemulsification is a method of cataract extraction that is used to break a clouded natural lens into small fragments for removal prior to its replacement with an IOL. We estimate that phacoemulsification is used in approximately 90% of cataract surgery procedures in the United States. We believe that we currently market the largest family of phacoemulsification systems, which offer advanced technology for control and safety. Based on our market research, the global market for phacoemulsification systems generated approximately $287 million in revenues in 2001. We estimate that we had the second largest share of the global phacoemulsification systems market in 2001, estimated at approximately 16%, with a majority of our sales being derived from consumables and related equipment.

Related surgical accessories. In addition to our IOLs and phacoemulsification systems, we also offer ancillary products related to the cataract surgery market. These include insertion systems, viscoelastics, custom surgical packs, and capsular tension rings.

Refractive Market

We believe that the second largest segment of the ophthalmic surgical market is the market for the minimally invasive surgical treatment of refractive disorders, namely myopia (near-sightedness), hyperopia (far-sightedness), and astigmatism. We believe our existing IOL technologies and global sales and distribution network provide us with significant opportunities in the refractive market.

Laser assisted in-situ keratomileusis (commonly referred to as “LASIK”) and insertion of IOLs are two procedures used to treat refractive disorders. The LASIK procedure involves the use of an automated cutting device, called a microkeratome, to create a corneal flap so that a laser can be used to reshape the cornea to achieve vision correction. We entered the LASIK market in May 2000 with the AMADEUS microkeratome. Insertion of IOLs can also be used to treat refractive disorders. Our ARRAY multifocal silicone IOL currently is the only IOL approved to treat presbyopia in Europe. We also market the Verisyse™ IOL in Europe to treat myopia, hyperopia and astigmatism.

Contact Lens Care Products

We offer a comprehensive line of contact lens care products, including single-bottle multi-purpose cleaning and disinfecting solutions, daily cleaners, enzymatic cleaners and lens rewetting drops. Based on our market research, the global market for contact lens care products generated sales of approximately $1.2 billion in 2001. We believe that we were the second leading manufacturer and marketer of contact lens care products in 2001, with a global market share of approximately 21%. In Asia, which we believe is one of the fastest-growing contact lens care markets, net sales of our contact lens care products grew by 20% in 2001.

Single-Bottle Solutions. In response to the increasing popularity of more frequent lens replacement and consumer interest in more convenient lens care regimens, the contact lens care market continues to evolve towards greater use of single-bottle multi-purpose solutions. According to our market research, the global sales for multi-purpose solutions grew at a rate of approximately 14% in 2001 to approximately $395 million. We market our COMPLETE brand multi-purpose solution, a convenient, single-bottle chemical disinfecting system for soft contact lenses, on a worldwide basis. We believe that COMPLETE is currently the only multi-purpose solution that incorporates an ocular lubricant, which contributes to its Food and Drug Administration-approved “unique comfort” claim. We believe our COMPLETE product is the fastest growing multi-purpose solution in the world, growing at a rate of approximately 30% in 2001, with rapid market share growth in Japan. We have also recently introduced our in-eye lens cleaner, COMPLETE BLINK-N-CLEAN.

Hydrogen Peroxide-Based Solutions. We also offer contact lens care products that use hydrogen peroxide-based disinfection systems. Our leading hydrogen peroxide system products are our OXYSEPT 1 STEP, ULTRACARE and CONSEPT 1 STEP hydrogen peroxide neutralizer/disinfection systems.

Our Competitive Strengths

We believe that the following competitive strengths differentiate us from other companies in the ophthalmic industry:

Proven track record, trusted and recognized brands and a 40-year commitment to eye care. For over 40 years, we have developed, manufactured and marketed innovative and high quality eye care products. We have engaged in extensive marketing efforts to promote our reputation for high quality products and to establish and maintain close relationships with eye care professionals around the world. We believe that in the ophthalmic surgical products market, surgeons tend to remain with the IOL brands and phacoemulsification systems to which they have become accustomed. Similarly, we believe that contact lens wearers tend to remain loyal to the brand of solution and other contact lens care products provided to them with their contact lenses by their eye care professional.

Leading market positions across product lines. We have leading positions in our market segments. Our market research indicates that in the markets in which we compete, we held the second largest share of the global ophthalmic surgical products markets and the second largest share of the global market for contact lens care products in 2001. In addition, excluding the U.S., we believe we were the leading global manufacturer and marketer of contact lens care products in 2001. We also are a leader in the contact lens care business in Asia, which we believe is one of the fastest growing markets for contact lens care products.

Strong strategic position to take advantage of stability in the ophthalmic surgery industry. We believe that our key product segment, cataract surgical products, benefits from the demographic drivers of increased life expectancies and worldwide economic growth. According to industry sources, the number of cataract surgery procedures performed in the U.S. has grown at a compound annual growth rate of approximately 4% over the last ten years. We believe that our market leadership positions us to take advantage of the stability of this market and to capitalize on opportunities for growth.

Global sales and distribution network. We have an experienced and extensive global sales and distribution network, comprising approximately 300 sales representatives operating in approximately 20 countries and marketing products in approximately 60 countries. In response to the different healthcare systems throughout the world, our sales and marketing strategy and organizational structure differ by region, with each region given relative autonomy in determining its own tactical marketing strategies. We also use third party distributors for the distribution of our products in smaller international markets.

Opportunistic strategic alliances. We have entered into partnerships and alliances seeking to leverage our sales force, distribution infrastructure and research and development efforts without the need to invest significant capital. For example, through our co-marketing agreement with VISX Incorporated, the global leader in sales of excimer laser systems used in LASIK procedures, VISX promotes the use of our microkeratomes to users of VISX’s excimer lasers. In addition, our partnership with Ophtec B.V. to manufacture our own brand of IOLs for refractive disorders creates a significant opportunity for us to strengthen our leadership position in the refractive surgery market. We also partner with Allegiance Healthcare Corporation, a leading supplier of healthcare products to hospitals, laboratories and other healthcare related entities, to provide custom surgical packs to Allegiance’s U.S., Canadian and European customers.

Experienced management team. We have a strong and experienced management team led by Jim Mazzo, who, prior to joining us, was with Allergan for 22 years. Our senior management team has an average of 14 years of experience in the healthcare products industry both with us and with other major participants in the industry. The long and diverse experience of our senior management provides a competitive advantage through their knowledge of the industry, familiarity with our customers and understanding of the development, manufacturing and sale of our products.

Our Strategies

We seek to strengthen our global leadership position in growing, high margin segments of the vision correction market by capitalizing on our strong positions in the ophthalmic surgical and contact lens care products markets. We believe that executing our strategy will enable us to capture increasing market share and achieve profitable growth in our revenues. As part of our strategy we intend to:

Continue to strengthen our global portfolio of brands by being the technology leader in our markets. We believe that technology and new product offerings drive our industry. We intend to introduce improved and more technologically advanced products to gain market share and establish ourselves as a leader across all product lines.

Focus research and development efforts on next-generation technologies and devices that are safe, effective and address large unmet needs. We believe that our long-term success will be driven by the continued introduction of new and innovative products in the ophthalmic surgical and contact lens care products markets. We intend to take advantage of our newly focused business through an increased commitment to ophthalmic research and development designed to extend existing product lines and develop next-generation technologies.

Build on our strong market position by increasing investment in attractive market segments and selected geographies. We intend to expand our presence in attractive, growing market segments, such as applying our IOL technologies in the refractive surgery market. We believe that our existing expertise in the ophthalmic industry, and specifically in the cataract surgical products segment, together with our strong brands and extensive sales and marketing network, will enable us to more rapidly enter other ophthalmic products segments, as evidenced by the rapid market-share growth of the AMADEUS microkeratome. We also intend to continue our focus on geographic regions with strong growth prospects, such as Asia.

Leverage our global presence and extensive distribution network to introduce new product and service offerings. Our global sales, marketing, and support network enables us to understand variations in local regulatory and marketing environments. We plan to utilize our global scope and local expertise to facilitate the introduction of new products and more efficiently reach new customers.

Proactively pursue strategic alliances to maximize the potential of our brands and more efficiently build leading positions within the industry. We plan to supplement our internal research and development activities and existing product offerings with a commitment to identifying, obtaining and marketing new technologies through alliances and partnerships. We intend to explore new potential alliances that would better enable us to leverage our sales force, gain access to promising technologies and broaden our product offerings without the need for substantial capital investments.

Separation from Allergan

Allergan, Inc. spun-off our company to its stockholders by way of a pro rata distribution of all of our shares of common stock. The distribution of our common stock was made to Allergan’s stockholders of record on June 14, 2002 and was completed on June 29, 2002. As a result of our spin-off from Allergan, we are now an independent public company and Allergan has no continuing stock ownership in us. Prior to the spin-off, Allergan operated two distinct businesses: the specialty pharmaceuticals business and the optical medical device business. The optical medical device business, which is now owned and operated by us, consists of the ophthalmic surgical products business and the contact lens care products business.

The primary corporate purpose for the spin-off was to enhance the success of both the specialty pharmaceuticals business and the optical medical device business by resolving the conflicts that had evolved, and were exacerbated, by the operation of both businesses within a single affiliated group of corporations. Recognizing each business’s own substantially different financial, investment and operating characteristics, human resource demands, return on invested capital profiles, capital requirements and growth opportunities, we expect that the separation of the optical medical device business from the specialty pharmaceuticals business will enable us to adopt strategies and pursue objectives that are appropriate to our business.

In connection with our spin-off from Allergan, we entered into a senior credit facility, consisting of a $100.0 million term loan, which was fully drawn at the time of the spin-off, and a $35.0 million revolving credit facility, approximately $17.0 million of which has been reserved to support letters of credit issued on our behalf. We will not receive any cash proceeds from the issuance of the exchange notes. We used a portion of the initial borrowings under our senior credit facility and the proceeds we received from the offering of the old notes as set forth in the following table (in millions):

Sources		Uses
Senior credit facility	$100.0	Repaid indebtedness borrowed from
Old notes (1)	197.2	Allergan(2)	$90.4
		Distribution to Allergan(3)	56.3
		Repaid non-U.S. liabilities(4)	111.4
		Working capital	29.0
		Fees and expenses	10.1

Total	$297.2	Total	$297.2

(1)	Net of $2.8 million of original issue discount.
(2)
Reflects indebtedness that we borrowed from Allergan to purchase various assets in connection with the spin-off. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Separation from Allergan.”

(3)
Reflects a distribution in exchange for various assets contributed to us in connection with the spin-off. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Separation from Allergan.”

(4)
Reflects indebtedness that we assumed from Allergan and immediately repaid as part of the spin-off. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Separation from Allergan.”

Our spin-off from Allergan, the entering into our senior credit facility, the sale of the old notes and the use of proceeds from our initial borrowings under the senior credit facility and the sale of the old notes are referred to in this prospectus as the “Transactions.”

We are a Delaware corporation initially incorporated in October 2001. Our executive offices are located at 1700 E. St. Andrew Place, P.O. Box 25162, Santa Ana, California 92799-5162, and our phone number is (714) 247-8200.

Summary of the Terms of the Exchange Offer

The Exchange Offer
$1,000 principal amount of exchange notes will be issued in exchange for each $1,000 principal amount of old notes validly tendered. As of the date of this prospectus, there is $200.0 million aggregate principal amount of old notes outstanding.

The form and terms of the exchange notes are identical to those of the old notes, except that the exchange notes will be registered under the Securities Act.

Resale
Based upon interpretations by the staff of the SEC set forth in no-action letters issued to unrelated third parties, we believe that exchange notes may be offered for resale, resold or otherwise transferred to you without compliance with the registration and prospectus delivery requirements of the Securities Act, unless you:

•	are an “affiliate” of ours within the meaning of Rule 405 under the Securities Act;

•	are a broker-dealer who purchased the old notes directly from us for resale under Rule 144A or any other available exemption under the Securities Act of 1933;

•	acquired the exchange notes other than in the ordinary course of your business; or

•	have an arrangement with any person to engage in the distribution of exchange notes.

However, we have not submitted a no-action letter and there can be no assurance that the SEC will make a similar determination with respect to the exchange offer. Furthermore, in order to participate in the exchange offer, you must make the representations set forth in the letter of transmittal that we are sending you with this prospectus.

Expiration Date
The exchange offer will expire at 5:00 p.m., New York City time, on                      , 2002, unless extended by us in our sole discretion, in which case the “expiration date” shall mean the latest date and time to which the exchange offer is extended.

Conditions to the Exchange Offer	The exchange offer is subject to certain customary conditions, some of which may be waived by us. See “The Exchange Offer—Conditions to the Exchange Offer.”

Procedures for Tendering Old Notes
If you wish to accept the exchange offer, you must complete, sign and date the letter of transmittal, or a copy of the letter of transmittal, in accordance with the instructions contained in this prospectus and in the letter of transmittal, and mail or otherwise deliver the letter of transmittal, or the copy, together with the old notes and any other required documentation, to the exchange agent at the address set forth in this prospectus. If you are a person holding the old notes through The Depository Trust Company and wish to accept the exchange offer, you must do so through The Depository Trust Company’s Automated Tender Offer Program, by which you will agree to be bound by the letter of transmittal. By executing or agreeing to be bound by the letter of transmittal, you will be making a number of important representations to us as described under “The Exchange Offer—Procedures for Tendering Old Notes.”

We will accept for exchange any and all old notes that are properly tendered in the exchange offer prior to the expiration date. The exchange notes issued in the exchange offer will be delivered promptly following the expiration date. See “The Exchange Offer—Terms of the Exchange Offer.”

Special Procedures for Beneficial Owners
If you are the beneficial owner of old notes registered in the name of a broker, dealer, commercial bank, trust company or other nominee and wish to tender your old notes in the exchange offer, you should contact the person in whose name your notes are registered and promptly instruct the person to tender on your behalf. See “The Exchange Offer—Procedures for Tendering Old Notes.”

Guaranteed Delivery Procedures
If you wish to tender your old notes and time will not permit your required documents to reach the exchange agent by the expiration date, or the procedure for book-entry transfer cannot be completed on time, you may tender your notes according to the guaranteed delivery procedures. See “The Exchange Offer—Guaranteed Delivery Procedures.”

Withdrawal Rights	The tender of the old notes pursuant to the exchange offer may be withdrawn at any time prior to the expiration date.

Acceptance of Old Notes and Delivery of Exchange Notes
Subject to customary conditions, we will accept old notes which are properly tendered in the exchange offer and not withdrawn prior to the expiration date. The exchange notes will be delivered as promptly as practicable following the expiration date.

Consequence of Failure to Exchange
Old notes that are not tendered, or that are tendered but not accepted, will be subject to their existing transfer restrictions. We will have no further obligation to provide for registration under the Securities Act of such old notes.

Registration Rights Agreement
We sold the old notes in a private placement in reliance on Section 4(2) of the Securities Act. On June 20, 2002, we entered into a registration rights agreement with the initial purchasers of the old notes requiring us to make this exchange offer. The registration rights agreement also requires us to:

•	cause the registration statement filed with respect to the exchange offer to be declared effective within 150 days of the issue date of the old notes; and

•	consummate the exchange offer within 195 days of the issue date of the old notes.

See “The Exchange Offer—Purpose and Effect.” If we do not do so, liquidated damages will be payable on the old notes.

Certain U.S. Federal Income Tax Considerations
The exchange of old notes for exchange notes by tendering holders will not be a taxable exchange for federal income tax purposes, and such holders will not recognize any taxable gain or loss or any interest income for federal income tax purposes as a result of such exchange. See “Certain United States Federal Income Tax Considerations.”

Exchange Agent	The Bank of New York is serving as exchange agent in connection with the exchange offer.

Use of Proceeds	We will not receive any proceeds from the exchange offer.

Fees and Expenses	We will pay all expenses incident to the consummation of the exchange offer.

Summary of the Terms of the Exchange Notes

Issuer	Advanced Medical Optics, Inc.

Securities Offered	$200,000,000 aggregate principal amount of 9 1/4% Senior Subordinated Notes due 2010.

Interest	The exchange notes will bear interest at an annual rate of 9 1/4%. Interest is payable on January 15 and July 15 of each year.

Maturity Date	July 15, 2010

Optional Redemption	We may redeem the exchange notes, in whole or in part, on or after July 15, 2006 at the redemption prices set forth in this prospectus.

Guarantees
The exchange notes are guaranteed on a senior subordinated basis by all of our present and future domestic restricted subsidiaries (other than any such subsidiary that is a subsidiary of any of our foreign subsidiaries). The guarantees are unsecured senior subordinated obligations and are subordinated to all of such subsidiaries’ existing and future senior indebtedness, including guarantees of our senior credit facility.

Ranking
The exchange notes and the guarantees are our and the guarantors’ unsecured senior subordinated obligations, are subordinated to all of our and the guarantors’ existing senior indebtedness and will be subordinated to all of our and the guarantors’ future senior indebtedness. The notes and the guarantees will rank equally with all of our and the guarantors’ future senior subordinated indebtedness and will rank equally with or senior to all of our and the guarantors’ future subordinated obligations. The term “senior indebtedness” is defined in the “Description of the Exchange Notes—Certain Definitions” section of this prospectus.

As of June 28, 2002, we and the guarantors had:

•	$100.0 million of senior indebtedness outstanding, and

•	$35.0 million of additional borrowings available under our senior revolving credit facility.

Currently, approximately $17.0 million of our senior revolving credit facility has been reserved to support letters of credit issued on our behalf.

In addition, the notes are effectively subordinated to all indebtedness and other liabilities of our subsidiaries that are not guarantors. As of March 29, 2002, on a pro forma basis after giving effect to the Transactions, our non-guarantor subsidiaries would have had approximately $33.5 million of liabilities.

Equity Offering Optional Redemption
Before July 15, 2005, we may redeem up to 35% of the exchange notes with the net proceeds of certain public equity offerings at a redemption price of 109.25% of the principal amount thereof, plus accrued and unpaid interest, if at least 65% of the originally issued aggregate principal amount of the exchange notes remains outstanding. See “Description of the Exchange Notes—Optional Redemption.”

Change in control
Upon certain change of control events, each holder of exchange notes may require us to repurchase all or a portion of its notes at a purchase price equal to 101% of the principal amount thereof, plus accrued and unpaid interest thereon to the date of purchase. See “Description of the Exchange Notes—Offer to Purchase upon Change of Control.”

Covenants	The indenture governing the exchange notes contains covenants that, among other things, limit our ability and the ability of certain of our subsidiaries to:

•	incur additional indebtedness,

•	create liens,

•	make investments,

•	enter into transactions with affiliates,

•	sell assets,

•	declare or pay dividends or other distributions to stockholders, and

•	consolidate, merge or transfer all or substantially all of our assets and the assets of our subsidiaries on a consolidated basis.

These covenants are subject to important exceptions and qualifications, which are described under the heading “Description of the Exchange Notes” in this prospectus.

Use of proceeds	We will not receive any cash proceeds from the issuance of the exchange notes.

Risk Factors	See “Risk Factors” for a discussion of factors you should carefully consider before deciding to invest in the notes.

Summary Historical Financial Information

The following table sets forth certain summary historical financial information for each of the years in the three-year period ended December 31, 2001, for the three months ended March 30, 2001 and as of and for the three months ended March 29, 2002. The summary historical financial information for each of the years in the three-year period ended December 31, 2001 has been derived from our audited combined financial statements, which are included elsewhere in this prospectus. The summary historical financial information for the three months ended March 30, 2001 and as of and for the three months ended March 29, 2002 has been derived from our unaudited condensed combined financial statements, which are included elsewhere in this prospectus, and, in our opinion, is presented on a basis consistent with the information from our audited combined financial statements. Our historical financial information may not be indicative of the results of operations or financial position that we would have obtained if we had been an independent company during the periods presented or of our future performance as an independent company. See “Risk Factors—Risks Relating to the Transactions.”

The summary historical financial information should be read together with “Selected Historical Financial Information,” “Unaudited Pro Forma Combined Financial Statements,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our combined financial statements, including the related notes, included elsewhere in this prospectus.

	For the Year Ended December 31,			Three Months Ended
	1999	2000	2001	March 30, 2001	March 29, 2002
	(in thousands)
Statement of Operations Data:
Net sales	$577,644	$570,573	$543,095	$120,811	$113,997
Cost of sales	236,002	231,426	212,090	50,335	44,276

Gross margin	341,642	339,147	331,005	70,476	69,721
Selling, general and administrative	255,666	241,047	222,885	62,118	54,170
Research and development	27,765	29,878	28,990	7,264	6,984
Restructuring charge reversal	(6,527)	(2,237)	—	—	—

Operating income	64,738	70,459	79,130	1,094	8,567
Interest expense	6,500	3,625	3,302	824	681
Loss/(gain) on investments, net	—	(231)	793	—	—
Unrealized loss/(gain) on derivative instruments	—	—	(1,294)	(1,321)	213
Other, net	441	(1,135)	385	(90)	51

Earnings before income taxes	57,797	68,200	75,944	1,681	7,622
Provision for income taxes	13,347	19,020	20,594	467	2,896

Earnings before cumulative effect of change in accounting principle	44,450	49,180	55,350	1,214	4,726
Cumulative effect of change in accounting principle, net of $160 of tax	—	—	(391)	(391)	—

Net earnings	$44,450	$49,180	$54,959	$823	$4,726

Other Data and Ratios:
Net cash provided by operating activities	$59,229	$93,647	$75,812	$5,065	$18,674
EBITDA(1)	92,821	100,476	101,615	6,529	11,922
Capital expenditures, net(2)	18,458	11,038	14,461	3,156	2,154
Ratio of earnings to fixed charges(3)	6.9x	10.3x	12.4x	2.0x	5.9x

As of March 29, 2002
(in thousands)
Balance Sheet Data:
Cash and equivalents	$4,836
Total current assets	184,150
Total assets	348,830
Total current liabilities	70,374
Total debt (including current portion)	94,023

(1)
EBITDA is defined as operating income plus depreciation and amortization expense and amortization of prepaid royalties. EBITDA is presented because it is a widely accepted financial indicator; however, EBITDA may not be comparable to other companies’ calculations of EBITDA or similarly titled items. You should not consider EBITDA as an alternative to net earnings as a measure of operating results in accordance with accounting principles generally accepted in the United States of America or as an alternative to cash flows as a measure of liquidity.

(2)
Capital expenditures, net is defined as cash paid for additions to property, plant and equipment, capitalized internal use software and demonstration and bundled equipment, net of proceeds from the sale of property, plant and equipment.

(3)
We have computed the ratio of earnings to fixed charges by dividing earnings before income taxes and fixed charges by fixed charges. Fixed charges consist of interest expense and a portion of rent expense deemed representative of the interest factor.

SUBSEQUENT EVENTS

On July 24, 2002, we announced our operating results for the quarter ended June 28, 2002, the period immediately prior to our spin-off from Allergan. Net sales were $137.7 million and net earnings were $6.6 million in the quarter ended June 28, 2002. Prior to the spin-off, Allergan did not account for our business separately and the financial information for the second quarter includes revenue and expenses directly attributable to our operations and allocations of certain Allergan expenses attributable to us. Our historical financial information may not be indicative of our results of operations that we would have obtained if we had been an independent company or of future performance as an independent company.

RISK FACTORS

You should carefully consider the following factors and other information in this prospectus before deciding to participate in the exchange offer. These risks and uncertainties are not the only ones we face. Others that we do not know about now, or that we do not now think are important, may also impair our business. The risks described in this section and elsewhere in this prospectus could cause our actual results to differ materially from those anticipated in forward-looking statements contained in this prospectus.

Risks Relating to the Notes

We have a significant amount of debt, which we might not be able to service and which contains covenants that limit our activities.

As a result of our issuance of the notes and entering into the senior credit facility, we have substantial indebtedness. As of June 28, 2002, we had $300.0 million of indebtedness, and had $35.0 million of additional borrowings available under our senior revolving credit facility. Currently, approximately $17.0 million of our senior revolving credit facility has been reserved to support letters of credit issued on our behalf. This level of indebtedness could have significant consequences, including:

•
limiting cash flow available for working capital, capital expenditures, acquisitions and other corporate purposes because a significant portion of our cash flow from operations must be dedicated to servicing our debt;

•	limiting our ability to obtain additional financing in the future for working capital or other purposes; and

•	limiting our flexibility to react to competitive or other changes in our industry and to economic conditions generally.

Our ability to repay or refinance our indebtedness will depend upon our future operating performance, which will be affected by general economic, financial, competitive, legislative, regulatory and other factors beyond our control.

The indenture relating to the notes and the senior credit facility contain, and future debt instruments to which we may become subject may contain, debt covenants that limit our ability to engage in activities that could otherwise benefit our company, including restrictions on our ability to:

•	incur additional indebtedness,

•	create liens,

•	make investments,

•	enter into transactions with affiliates,

•	sell assets,

•	declare or pay dividends or other distributions to stockholders, and

•	consolidate, merge or transfer all or substantially all of our assets and the assets of our subsidiaries on a consolidated basis.

Our senior credit facility also requires us to maintain specific leverage and interest coverage ratios. Our ability to comply with these covenants is dependent on our future performance, which will be subject to many factors, some of which are beyond our control, including prevailing economic conditions.

A failure to comply with these covenants could result in a default under our indebtedness, which could permit the holders to accelerate such indebtedness. If any of our indebtedness is accelerated, we may not have sufficient funds available to repay such indebtedness.

Your right to receive payment on the notes is junior to the right of the holders of our and the guarantors’ senior indebtedness and effectively junior to all liabilities of our subsidiaries that are not guarantors.

The notes and the guarantees of the notes are unsecured senior subordinated obligations of us and the guarantors, respectively, and are subordinated to all of our and the guarantors’ existing and future senior indebtedness, including indebtedness and guarantees of indebtedness under the senior credit facility and all of our and the guarantors’ future indebtedness, other than any future indebtedness that expressly provides that it ranks equally with, or is subordinated in right of payment to, the notes or the guarantees of the notes, as the case may be. As a result, upon any distribution to creditors in a bankruptcy, liquidation, reorganization or similar proceeding relating to us, any guarantor, or our or its property, the holders of senior indebtedness will be entitled to be paid in full in cash before any payment may be made with respect to the notes or the guarantors’ guarantee of the notes, as the case may be. In addition, all payments on the notes and the guarantees of the notes will be blocked in the event of a payment default on senior indebtedness and may be blocked for up to 179 of 360 consecutive days in the event of certain non-payment defaults on designated senior indebtedness.

In the event that we are declared bankrupt, become insolvent or are liquidated, reorganized or involved in similar proceedings, the indenture governing the notes requires that amounts otherwise payable to holders of the notes be paid to holders of senior indebtedness instead until all senior indebtedness is repaid in full in cash. In any of these cases, our assets may not be sufficient to pay all of our creditors, in which case holders of the notes will receive less, proportionally, than holders of our senior indebtedness.

As of June 28, 2002, we and the subsidiary guarantors had $100.0 million of senior indebtedness outstanding, excluding $35.0 million of additional borrowings available under the senior revolving credit facility. Currently, approximately $17.0 million of our senior revolving credit facility has been reserved to support letters of credit issued on our behalf. We and the subsidiary guarantors are permitted to incur substantial additional indebtedness, all of which could be senior indebtedness, in the future.

The notes also effectively rank junior to all indebtedness and other liabilities of our subsidiaries that are not guarantors. Upon any distribution to the creditors of any of our non-guarantor subsidiaries in a bankruptcy, liquidation, reorganization or similar proceeding relating to it or its property, the holders of all of its indebtedness and other liabilities will be entitled to be repaid in full before the subsidiary will be able to distribute any assets to us to satisfy our obligations, including our obligations under the notes. In addition, the ability of our non-guarantor subsidiaries to pay dividends or make other payments to us may be restricted by the terms of their indebtedness and other liabilities. As of March 29, 2002, after giving pro forma effect to the Transactions, our non-guarantor subsidiaries would have had approximately $33.5 million of liabilities outstanding. Our subsidiaries are permitted to incur substantial additional indebtedness and other liabilities in the future. In addition, they may become subject to certain contractual or other restrictions, including negative covenants contained in debt instruments of such subsidiaries, on their ability to make distributions or loans to us, which in turn could adversely affect our ability to make payments on the notes. See “Description of the Exchange Notes—Certain Covenants—Limitation on Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries.” We cannot assure you that our subsidiaries will have the ability to make distributions or loans to us.

Only our domestic subsidiaries that also guarantee our obligations under the senior credit facility will be required to guarantee the notes. However, more than half of our operations are comprised of the operations of our subsidiaries that are not guarantors, and we may have to rely on dividends and other payments from our foreign subsidiaries to generate the funds necessary to meet our obligations. We do not presently have detailed historical financial information concerning our non-U.S. subsidiaries. For the year ended December 31, 2001 and the three months ended March 29, 2002, after giving pro forma effect to the Transactions, we and the guarantors would have generated approximately 30.8% and 30.6%, respectively, of our total combined net sales, and our subsidiaries that are not guarantors would have generated approximately 69.2% and 69.4%, respectively, of our total combined net sales. In general, our and the guarantors’ operations comprise our U.S. operations, and the operations of our subsidiaries that are not guarantors comprise our non-U.S. operations. For more information about our operating results and financial position by geographic segment, see Note 12 of Notes to Combined Financial Statements and Note 8 of Notes to Unaudited Condensed Combined Financial Statements included elsewhere in this prospectus.

The notes are not secured by any of our assets and our assets may be insufficient to repay the notes.

The notes are not secured by any of our assets. However, the indebtedness we incur under the senior credit facility is secured by substantially all of our assets. In addition, future indebtedness that we incur may be secured by our assets. If we become insolvent or are liquidated, or if payment of any secured indebtedness is accelerated, the holders of the secured indebtedness will be entitled to exercise the remedies available to secured lenders under applicable law, including the ability to foreclose on and sell the assets securing such indebtedness in order to satisfy such indebtedness. In any such case, any remaining assets may be insufficient to repay the notes.

We may be unable to purchase the notes following a change of control.

Upon certain change of control events, each holder of notes may require us to repurchase all or a portion of its notes at a purchase price equal to 101% of the principal amount thereof, plus accrued and unpaid interest to the date of purchase. However, such change of control events will constitute a default under the senior credit facility. Moreover, the senior credit facility will restrict, and future indebtedness we incur may restrict, our ability to repurchase the notes, including following a change of control. As a result, following a change of control, we would not be able to repurchase notes unless we repaid all indebtedness outstanding under the senior credit facility and other indebtedness that contained similar provisions, or obtained a waiver from the holders of such indebtedness to permit us to repurchase the notes. If we repaid all such indebtedness, we may not have sufficient funds remaining to purchase the notes. In addition, if we fail to repay all such indebtedness or obtain a waiver, the subordination provisions applicable to the notes would restrict our ability to purchase the notes.

Federal and state statutes allow courts, under specific circumstances, to void guarantees and require noteholders to return payments received from guarantors.

Under the federal bankruptcy law and comparable provisions of state fraudulent transfer laws, a guarantee could be voided, or claims in respect of a guarantee could be subordinated to all other debts of that guarantor if, among other things, the guarantor, at the time it incurred the indebtedness evidenced by its guarantee:

•	received less than reasonably equivalent value or fair consideration for the incurrence of such guarantee;

•	was insolvent or rendered insolvent by reason of such incurrence;

•	was engaged in a business or transaction for which the guarantor’s remaining assets constituted unreasonably small capital; or

•	intended to incur, or believed that it would incur, debts beyond its ability to pay such debts as they mature.

In addition, any payment by that guarantor pursuant to its guarantee could be voided and required to be returned to the guarantor, or to a fund for the benefit of the creditors of us or the guarantor.

The measures of insolvency for purposes of these fraudulent transfer laws will vary depending upon the law applied in any proceeding to determine whether a fraudulent transfer has occurred. Generally, however, a guarantor would be considered insolvent if:

•	the sum of its debts, including contingent liabilities, were greater than the fair saleable value of all of its assets;

•
the present fair saleable value of its assets was less than the amount that would be required to pay its probable liability on its existing debts, including contingent liabilities, as they become absolute and mature; or

•	it could not pay its debts as they become due.

On the basis of historical financial information, recent operating history and other factors, we believe that each guarantor, after giving effect to its guarantee of the notes, will not be insolvent, will not have unreasonably small capital for the business in which it is engaged and will not have incurred debts beyond its ability to pay such debts as they mature. We cannot assure you, however, as to what standard a court would apply in making these determinations or that a court would agree with our conclusions in this regard.

Risks Relating to Exchange Offer

There currently is no public market for the exchange notes and we cannot assure you that you will be able to resell your exchange notes.

The exchange notes will constitute a new issue of securities for which there is no established trading market. Although we have been advised by the initial purchasers that, following completion of the exchange offer, they intend to make a market in the exchange notes, they are not obligated to do so and any market-making activities with respect to the exchange notes may be discontinued at any time without notice.

If a market for the exchange notes develops, any such market may cease at any time. In addition, if a public trading market for the exchange notes develops, future trading prices of the exchange notes will depend on many factors, including, among other things:

•	prevailing interest rates;

•	the market for similar securities;

•	our financial condition and results of operations; and

•	other factors beyond our control, including general economic conditions.

We do not intend to list the exchange notes on any national securities exchange or seek approval for quotation through any automated quotation system. Accordingly, we cannot assure you that an active public or other market will develop for the exchange notes, or of the liquidity of any trading market for the exchange notes following the exchange offer.

If a trading market does not develop or develops but is not maintained, holders of the exchange notes may experience difficulty in reselling the exchange notes or may be unable to sell them at all.

Your old notes will not be accepted for exchange if you fail to follow the exchange offer procedures and, as a result, your old notes will continue to be subject to existing transfer restrictions and you may not be able to sell your old notes.

We will not accept your old notes for exchange if you do not follow the exchange offer procedures. We will issue exchange notes as part of this exchange offer only after a timely receipt of your old notes, a properly completed and duly executed letter of transmittal or computer generated message from DTC and all other required documents. Therefore, if you want to tender your old notes, please allow sufficient time to ensure timely delivery. If we do not receive your old notes, letter of transmittal and other required documents by the expiration date of the exchange offer, we will not accept your old notes for exchange. We are under no duty to give notification of defects or irregularities with respect to the tenders of old notes for exchange. If there are defects or irregularities with respect to your tender of old notes, we intend not to accept your old notes for exchange.

If you do not exchange your old notes, your old notes will continue to be subject to the existing transfer restrictions and you may not be able to sell your old notes.

We did not register the old notes, nor do we intend to do so following the exchange offer. Old notes that are not tendered will therefore continue to be subject to the existing transfer restrictions and may be transferred only in limited circumstances under the securities laws. If you do not exchange your old notes, you will lose your right to have such old notes registered under the federal securities laws. As a result, if you hold old notes after the exchange offer, you may not be able to sell your old notes.

Risks Relating to the Transactions

Our historical financial information may not be representative of what our historical results as an independent company would have been and, therefore, may not be indicative of our future results.

The historical combined financial information included in this prospectus does not reflect what our results of operations, financial position and cash flows would have been had we been an independent company during the periods presented or what our results of operations, financial position and cash flows will be in the future. We were not operated as a separate company, subsidiary, division or segment by Allergan during the historical periods presented and our historical combined financial statements reflect allocations for services provided to us by Allergan. These allocations will differ from the costs we will incur for these services as an independent company. Additionally, our historical combined financial statements do not reflect fundamental changes that we expect to occur in the future as a result of our separation from Allergan, including changes in our capital structure. Our historical effective tax rate may not be indicative of our future effective tax rate due to changes in the mix of our earnings in the various countries where we operate. Therefore, our historical combined financial statements will not be indicative of our future performance as an independent company.

We have not made adjustments to our historical financial information to reflect changes that will occur in our cost structure, financing and operations as a result of our separation from Allergan. These changes include potentially increased costs associated with reduced economies of scale. For example, our separation from Allergan may result in dislocations to our organization and personnel structure, and will also result in the duplication of some administrative and managerial personnel and other expenses required for the operation of independent companies. Our historical financial information does not reflect any increased costs associated with being a publicly traded, independent company.

We have no history operating as an independent company upon which you can evaluate us.

We do not have an operating history as a stand-alone entity. Prior to the separation, the optical medical device business was operated by Allergan as a part of its broader corporate organization rather than as a stand-alone company. As a result of the separation, our ability to satisfy our obligations and maintain profitability will be solely dependent upon the future performance of the businesses we own and operate, and we will not be able to rely upon the capital resources and cash flows of those business lines remaining with Allergan. Historically, Allergan performed all corporate functions for us, including the following:

•	information and technology services;

•	legal functions;

•	public and investor relations;

•	treasury administration;

•	employee compensation and benefits administration;

•	insurance administration;

•	accounting functions;

•	internal audits;

•	corporate income tax administration;

•	telecommunications;

•	facilities services; and

•	complete operational support in many of the countries in which we conduct our business.

Allergan currently has no obligation to provide these functions to us other than the transition services that will be provided to us by Allergan pursuant to the transitional services agreement with Allergan, as described in “Arrangements with Allergan.” If we do not have in place our own systems and business functions, or if we do not have agreements with other providers of these services once our transitional services agreement with Allergan expires, we may not be able to operate our business effectively and our profitability may decline. In addition, if Allergan does not perform the transitional services they have agreed to provide us at the same level as when we were part of Allergan, these services may not be sufficient to meet our needs and we may not be able to operate our business effectively after the separation. We are in the process of creating our own, or engaging third parties to provide, systems and business functions to replace many of the systems and business functions Allergan currently provides us. We may not be successful in implementing these systems and business functions or in transitioning data from Allergan’s systems to ours. In addition, we may incur costs for these functions that are higher than the amounts allocated to us in our historical combined financial statements.

Our ability to engage in acquisitions and other strategic transactions using our stock is subject to limitations because of the federal income tax requirements for a tax-free distribution.

For the distribution of our stock by Allergan to qualify as tax-free to Allergan, there must not be a change in ownership of 50% or more in either the voting power or value of either our stock or Allergan’s stock that is considered to be part of a plan or a series of related transactions related to Allergan’s distribution of our stock to its stockholders. For this purpose, a change in ownership may include the issuance of our common stock or Allergan’s common stock in acquisitions and other similar strategic transactions. If there are direct or indirect acquisitions of our stock or Allergan’s stock by one or more persons during the four-year period beginning two years prior to and ending two years after the distribution, each acquisition will be presumed to be part of a plan or a series of related transactions related to Allergan’s distribution of our stock and the distribution will be taxable to Allergan unless the presumption is rebutted successfully.

Our tax sharing agreement and contribution and distribution agreement with Allergan limit our ability to use our stock for acquisitions and other similar strategic transactions. Under the tax sharing agreement, we may be required to indemnify Allergan against any corporate level tax on the amount by which the fair market value of our common stock distributed in the distribution exceeds Allergan’s basis in such stock.

We are required to meet various requirements, including obtaining the approval of Allergan, before engaging in specified transactions that involve the acquisition of our stock or the issuance of our stock. See “Arrangements with Allergan—Tax Sharing Agreement” and “—Contribution and Distribution Agreement.” Many of our competitors are not subject to similar restrictions and may issue their stock to complete acquisitions, expand their product offerings and speed the development of new technology. Therefore, these competitors may have a competitive advantage over us.

In addition, while our ability to issue additional equity or engage in transactions involving a change in ownership of our stock may be constrained, we are responsible for our own financing following the distribution. We may determine that it is desirable to incur debt or issue equity in order to fund our working capital, capital expenditure and research and development requirements, as well as to make other investments. If we are unable to engage in such financing transactions within the tax constraints discussed above or to complete such debt or equity financing, on terms acceptable to us, our business will be harmed.

We may be required to satisfy certain indemnification obligations to Allergan, or may not be able to collect on indemnification rights from Allergan.

Under the terms of the contribution and distribution agreement, we and Allergan have each agreed to indemnify each other from and after the distribution with respect to the indebtedness, liabilities and obligations that will be retained by our respective companies. These indemnification obligations could be significant and we cannot presently determine the amount of indemnification obligations for which we could be liable or for which we will seek payment from Allergan. See “Arrangements with Allergan—Contribution and Distribution Agreement.” Our ability to satisfy these indemnities if we are called upon to do so will depend upon our future financial strength. Similarly, Allergan’s ability to satisfy any such obligations to us will depend on Allergan’s future financial performance. We cannot assure you that we will have the ability to satisfy any substantial indemnification obligations to Allergan. We also cannot assure you that if Allergan is required to indemnify us for any substantial obligations, Allergan will have the ability to satisfy those obligations.

We may be responsible for federal income tax liabilities that relate to the distribution of our common stock by Allergan.

Allergan conditioned the distribution on the receipt of a satisfactory ruling from the Internal Revenue Service to the effect that the distribution will qualify as a tax-free transaction such that none of the Allergan stockholders, Allergan or we will recognize any income, gain or loss as a result of such transactions. Allergan  has received such a satisfactory ruling from the Internal Revenue Service. Allergan and we have made representations and agreed to restrictions on future actions to provide further assurances that the distribution  will qualify as tax-free to Allergan and its stockholders. See “Arrangements with Allergan—Tax Sharing Agreement” and “—Contribution and Distribution Agreement.”

If any of the material facts, representations and warranties on which the satisfactory ruling from the Internal Revenue Service is based are not true and correct and the Internal Revenue Service challenged the tax-free nature of the distribution, it is possible that the distribution could be held to be a taxable distribution by Allergan of our common stock to Allergan stockholders.

If Allergan or we fail to operate under these limitations, or if any of these matters were challenged on audit, and Allergan’s distribution of our common stock were ultimately determined not to qualify as tax free under Section 355 of the Internal Revenue Code, then in general, a corporate level tax would be payable by the consolidated group of which Allergan is the common parent based upon the difference between the fair market value of our common stock and Allergan’s basis in our common stock distributed to the Allergan stockholders. Under the consolidated return rules, each member of the consolidated group (including us) would be severally liable for such tax liability. We have agreed to indemnify Allergan if our actions or the actions of any of our affiliates result in the tax liability described above. Allergan has agreed to indemnify us for any losses we may incur in the event that Allergan or any of its affiliates take any action which adversely impacts the tax-free nature of the distribution. If we were required to pay any of the taxes described above, the payment would have a material adverse effect on our financial position.

Many of our executive officers and some of our directors may have potential conflicts of interest because of their ownership of Allergan common stock and other ties to Allergan.

Many of our executive officers and some of our directors have a portion of their personal financial portfolios in Allergan common stock or vested options to purchase Allergan common stock or are employees or former employees of Allergan. Our directors and executive officers beneficially own in aggregate less than one percent of the outstanding Allergan common stock. In addition, we share two directors with Allergan, including David E.I. Pyott, Allergan’s Chairman of the Board, President and Chief Executive Officer. See “Management.” Ownership of Allergan common stock by our directors and officers or the employment by Allergan of any of our directors could create, or appear to create, potential conflicts of interest for these directors and officers when faced with decisions that could have different implications for Allergan and us. See “Ownership of Our Stock.”

Risks Relating to Our Industry

We face intense competition and our failure to compete effectively could have a material adverse effect on our profitability and results of operations.

The markets for our ophthalmic surgical device and contact lens care products are intensely competitive and are subject to rapid and significant technological change. We have numerous competitors in the United States and abroad, including, among others, large companies such as Alcon, Inc., a subsidiary of Nestle S.A.; Bausch & Lomb and its acquired businesses, Chiron Vision and Storz Ophthalmics; CIBA Vision Corporation, a unit of Novartis; Pharmacia Ophthalmics; Staar Surgical; and Moria. These competitors may develop technologies and products that are more effective or less costly than any of our current or future products or that could render our products obsolete or noncompetitive. Some of these competitors have substantially more resources and a greater marketing scale than we do. In addition, the medical technology and device industry continues to experience consolidation, resulting in companies that are larger and more diversified than we are. Among other things, these companies can spread their research and development costs over much broader revenue bases than we can and can influence customer and distributor buying decisions. Our inability to produce and develop products that compete effectively against our competitors’ products could result in a material reduction in sales.

Compliance with the extensive government regulations to which we are subject is expensive and time consuming, and, if we fail to comply, we may be subject to fines, injunctions and penalties that could harm our business.

Our products and operations are subject to extensive regulation in the United States by the Food and Drug Administration. Additionally, in many foreign countries in which we market our products, we are subject to regulations applicable to our devices and products similar to those of the Food and Drug Administration. U.S. and foreign regulations govern, among other things, product development, product testing, product labeling, manufacturing practices, product storage, premarket clearance or approval, advertising and promotion, sales and distribution and post-market surveillance. Changes in existing regulatory requirements or adoption of new requirements could hurt our business, financial condition and results of operations.

Numerous regulatory requirements apply to our marketed products, including the Food and Drug Administration’s Quality System Regulations, which require that our manufacturing operations follow elaborate design, testing, control, documentation and quality assurance procedures during the manufacturing process. We are also subject to Food and Drug Administration regulations covering labeling, adverse event reporting, the Food and Drug Administration’s general prohibition against promoting products for unapproved or “off-label” uses and various federal and state laws pertaining to healthcare fraud and abuse, including anti-kickback laws and physician self-referral laws. As a medical device manufacturer, our manufacturing facilities are subject to periodic unannounced inspections by various governmental agencies to determine compliance with extensive regulatory requirements. Although we believe we are in material compliance with all such applicable requirements, we cannot be certain that an inspection would determine that we are in full compliance. Our failure to comply with U.S. or foreign regulations could lead to warning letters, non-approvals, suspension of existing approvals, civil penalties and criminal fines, product seizures and recalls, operating restrictions (including suspension or reduction in manufacturing and production), injunctions, and criminal prosecutions. The imposition of any one or more of these penalties could have a material adverse effect on our production, product sales and profitability. See “Business—Government Regulation and Other Matters.”

Product sales, introductions or modifications may be delayed or canceled as a result of U.S. or foreign regulatory processes, which could cause our sales to decline.

In order for us to market our Class I or Class II (“low” or “medium risk”, respectively) medical devices in the United States, we generally must first obtain clearance from the United States Food and Drug Administration, pursuant to Section 510(k), or approval pursuant to Section 515, of the Federal Food, Drug, and Cosmetic Act. Clearance under Section 510(k) requires demonstration that a new device is substantially equivalent in intended use and safety and effectiveness to a legally marketed “predicate device”. If we modify our products after they receive clearance under Section 510(k), the Food and Drug Administration may require us to submit a separate 510(k) or premarket approval application for the modified product before we are permitted to market the products in the United States. In addition, for our existing or any future Class III (“high risk”) devices, we are required to obtain Food and Drug Administration approval prior to commercial distribution by submitting a premarket approval application. Approval under Section 515, through submission of a premarket approval application, or PMA, requires demonstration of a reasonable assurance of safety and effectiveness using valid scientific data. If we modify our Class III devices or their manufacturing sites or processes following PMA approval, we may be required to submit a supplemental or new PMA and obtain prior approval before marketing the modified products. While the burden of determining if a modified product requires a new 501(k), PMA supplement or new PMA is left to us, if the Food and Drug Administration disagrees with our assessment, it could be deemed a failure to comply and we could become subject to warning letters, future non-approvals, suspension of existing approvals, civil penalties and criminal fines, product seizures and recalls, operating restrictions, injunctions, and criminal prosecutions. The imposition of any one or more of these penalties could have a material adverse effect on our production, product sales and profitability.

The Food and Drug Administration may not act favorably or quickly in its review of our 510(k) or premarket approval application submissions, or we may encounter significant difficulties and costs in our efforts to obtain Food and Drug Administration clearance or approval, all of which could delay or preclude sale of new products in the United States. Furthermore, the Food and Drug Administration may request additional data, require us to conduct further testing, or compile more data, including clinical data, in support of a 510(k) or PMA submission. The Food and Drug Administration may also, instead of accepting a 510(k) submission, require us to submit a premarket approval application, which is typically a much more complex application than a 510(k). To support a premarket approval application, the Food and Drug Administration would likely require that we conduct one or more clinical studies to demonstrate that the device is safe and effective, rather than substantially equivalent to another legally marketed “predicate device”. We may not be able to meet the requirements to obtain 510(k) clearance or approval of a premarket approval application, or the Food and Drug Administration may not grant any necessary clearances or approvals. In addition, the Food and Drug Administration may place significant limitations upon the intended use of our products as a condition to a 510(k) clearance or approval of a premarket approval application. Product applications can also be denied or withdrawn due to failure to comply with regulatory requirements or the occurrence of unforeseen problems following approval. Failure to obtain Food and Drug Administration clearance or approvals of new products we develop on a timely basis, any limitations imposed by the Food and Drug Administration on new product use or the costs of obtaining Food and Drug Administration clearance or approvals could have a material adverse effect on our business, financial condition and results of operations.

In order to conduct a clinical investigation involving human subjects for the purpose of demonstrating the safety and effectiveness of a device, a company must, among other things, apply for and obtain Institutional Review Board approval of the proposed investigation. In addition, if the clinical study involves a “significant risk” (as defined by the Food and Drug Administration) to human health, the sponsor of the investigation must also submit and obtain Food and Drug Administration approval of an investigational device exemption application. We may not be able to obtain Food and Drug Administration and/or Institutional Review Board approval to undertake clinical trials in the U.S. for any new devices we intend to market in the United States in the future. If we obtain such approvals, we may not be able to comply with the investigational device exemption and other regulations governing clinical investigations or the data from any such trials may not support clearance or approval of the investigational device. Failure to obtain such approvals or to comply with such regulations could have a material adverse effect on our business, financial condition and results of operations. Particular emphasis is also being placed on more sophisticated and faster procedures for reporting of adverse events to the competent authorities. In many countries the national health or social security organizations require our products to be qualified before they can be marketed with the benefit of reimbursement eligibility. Failure to receive, or delays in the receipt of, relevant foreign qualifications also could have a material adverse effect on our business, financial condition and results of operations.

The European Union regulatory regime for medical devices became mandatory in June 1998. It requires that medical devices may only be placed on the market if they do not compromise safety and health when properly installed, maintained and used in accordance with their intended purpose. National laws conforming to this European Union legislation regulate our surgical and contact lens care products under the medical devices regulatory system, rather than under the national requirements under which they were formerly regulated, which were often highly variable. The European Union medical device laws require us to declare that our products conform to the designated essential requirements, only after which our products may be placed on the market bearing a “CE” marking. The manufacturers’ quality systems for products in all but the lowest risk classification are also subject to certification and audit by an independent notified body.

In Japan, the regulatory process for our products is equally complex. Pre-marketing approval and clinical studies are required, as is governmental pricing approval for medical devices. Clinical studies are subject to a stringent “Good Clinical Practices” standard. Approval time frames from the responsible Japanese Ministry vary from simple notifications to review periods of one or more years, depending on the complexity and risk level of the device. In addition, importation into Japan of medical products is subject to “Good Import Practices” regulations. As with any highly regulated market, significant changes in the regulatory environment could adversely affect future sales.

In many of the other foreign countries in which we market our products, we are subject to regulations affecting, among other things:

•	product standards;

•	packaging requirements;

•	labeling requirements;

•	quality system requirements;

•	import restrictions;

•	tariff regulations;

•	duties; and

•	tax requirements.

If we or our subcontractors fail to comply with applicable manufacturing regulations, our business could be harmed.

We, our key subcontractors and any third party manufacturers that manufacture our products that are sold in the United States are required to demonstrate and maintain compliance with the Food and Drug Administration’s Quality System Regulation. The Quality System Regulation sets forth the Food and Drug Administration’s requirements for good manufacturing practices of medical devices and includes requirements for, among other things, the manufacturing, packaging, labeling and distribution of such products. The Food and Drug Administration enforces the Quality System Regulation through inspections. We cannot assure you that our key subcontractors or third party manufacturers are or will continue to be in compliance, or that they will not encounter any manufacturing difficulties. We also cannot assure you that we, any of our key subcontractors or any of our third party manufacturers will be able to maintain compliance with regulatory requirements. The failure of a subcontractor or third party manufacturer to be compliant with the Quality System Regulation may disrupt our ability to supply products sufficient to meet U.S. demand until a new subcontractor or third party manufacturer has been identified and evaluated. Furthermore, we cannot assure you that if we find it necessary to seek out new subcontractors or third party manufacturers to satisfy our business requirements, that we will be able to locate new subcontractors or third party manufacturers who are in compliance with regulatory requirements. Our failure to do so will have a material adverse effect on our ability to produce our products and on our profitability.

Health care initiatives and other cost-containment pressures could cause us to sell our products at lower prices, resulting in less revenue to us.

Government and private sector initiatives to limit the growth of health care costs, including price regulation and competitive pricing, are continuing in many countries where we do business, including the United States and

Europe. As a result of these changes, the marketplace has placed increased emphasis on the delivery of more cost-effective medical therapies. As a result of the trend towards managed healthcare in the United States, third party payors are increasingly limiting both coverage for, and the level of reimbursement of, new and existing medical procedures and treatments. Various federal and state programs, including Medicare and Medicaid, provide reimbursement primarily at predetermined fixed rates. These programs are subject to statutory and regulatory changes, administrative rulings, interpretations of policy and governmental funding restrictions, all of which may have the effect of decreasing program payments, increasing costs or requiring us to modify the way in which we operate our business. In response to rising Medicare and Medicaid costs, several legislative proposals in the United States have been advanced and implemented that restrict payment increases to hospitals and other providers through reimbursement systems that are based on predetermined payment rates or other methodologies limiting payment increases. We are not able to predict whether these changes will take effect or whether other changes will be made in the rates prescribed by these governmental programs. For example, reimbursement rates for cataract surgery by Medicare have declined in recent years. These governmental rate changes could have a material and adverse effect on us, including our prospects for future sales of our products.

In keeping with the increased emphasis on cost-effectiveness in health care delivery, the current trend among hospitals and other customers of medical device manufacturers is to consolidate into larger purchasing groups to enhance purchasing power. The medical device industry has also experienced some consolidation, partly in order to offer a broader range of products to large purchasers. As a result, transactions with customers are larger, more complex and tend to involve more long-term contracts than in the past. The enhanced purchasing power of these larger customers may also increase the pressure on product pricing, although we are unable to estimate the potential impact at this time.

These ongoing cost-containment pressures from managed care and hospital buying groups in the United States and government organizations in Europe and the Asia Pacific region have generated over the past decade industry-wide net declines in base prices for our ophthalmic surgical products. Base prices, however, generally have stabilized in more recent years in the United States and some of these other regions. Although we believe we are well-positioned to respond to changes resulting from this worldwide trend toward cost containment, proposed legislation or changes in the marketplace could have an adverse impact on future operating results.

We could experience losses due to product liability claims or product recalls or corrections.

We have in the past been, and continue to be, subject to product liability claims. Upon our separation from Allergan, we generally assumed the defense of any litigation involving claims related to our business and will indemnify Allergan for all related losses, costs and expenses. As part of our risk management policy, we have obtained third party product liability insurance coverage. Furthermore, product liability claims against us may exceed the coverage limits of our insurance policies or cause us to record a self-insured loss. Even if any product liability loss is covered by an insurance policy, these policies have substantial retentions or deductibles that provide that we will not receive insurance proceeds until the losses incurred exceed the amount of those retentions or deductibles. To the extent that any losses are below these retentions or deductibles, we will be responsible for paying these losses. A product liability claim in excess of applicable insurance could have a material adverse effect on our business, financial position and results of operations.

Our contact lens care business competes in a market that is gradually declining on a net global basis which could materially impact our operating results if we cannot timely generate new sources of revenue.

We believe that revenue growth of the contact lens care market in international markets is offset by a larger decline in the U.S. market, resulting in a net global decline of approximately one percent in 2001 as compared to 2000. We anticipate that this trend will continue or possibly worsen in the near future. Our contact lens care business is impacted by trends in the contact lens care market such as technological and medical advances in surgical techniques for the correction of vision impairment. Less expensive one-bottle chemical disinfection systems have gained popularity among soft contact lens wearers instead of peroxide based lens care products, which historically have been our strongest family of lens care products. Also, the growing use and acceptance of daily and extended wear contact lenses and laser correction procedures, along with the other factors above, could have the effect of continuing to reduce demand for lens care products generally. Currently, approximately 49% of our net sales are generated from sales of contact lens care products. We cannot assure you that we have established appropriate or sufficient marketing and sales plans to mitigate the effect of these trends upon our contact lens care business. If we cannot timely generate new sources of revenue to offset any decline in revenues from these trends, our operating results will materially suffer.

Risks Relating to Our Business

If we do not introduce new commercially successful products in a timely manner, our products may become obsolete over time, customers may not buy our products and our revenue and profitability may decline.

Demand for our products may change in ways we may not anticipate because of:

•	evolving customer needs;

•	the introduction of new products and technologies;

•	evolving surgical practices; and

•	evolving industry standards.

Without the timely introduction of new commercially successful products and enhancements, our products may become obsolete over time, in which case our revenue and operating results would suffer. The success of our new product offerings will depend on several factors, including our ability to:

•	properly identify and anticipate customer needs;

•	commercialize new products in a timely manner;

•	manufacture and deliver products in sufficient volumes on time;

•	differentiate our offerings from competitors’ offerings;

•	achieve positive clinical outcomes for new products;

•	satisfy the increased demands by healthcare payors, providers and patients for lower-cost procedures;

•	innovate and develop new materials, product designs and surgical techniques; and

•	provide adequate medical and/or consumer education relating to new products and attract key surgeons to advocate these new products.

Moreover, innovations generally will require a substantial investment in research and development before we can determine the commercial viability of these innovations and we may not have the financial resources necessary to fund these innovations. In addition, even if we are able to successfully develop enhancements or new generations of our products, these enhancements or new generations of products may not produce revenue in excess of the costs of development and they may be quickly rendered obsolete by changing customer preferences or the introduction by our competitors of products embodying new technologies or features.

If we fail to maintain our relationships with healthcare providers, customers may not buy our products and our revenue and profitability may decline.

We market our products to numerous health care providers, including eye care professionals, hospitals, ambulatory surgical centers, corporate optometry chains and group purchasing organizations. We have developed and strive to maintain close relationships with members of each of these groups who assist in product research and development and advise us on how to satisfy the full range of surgeon and patient needs. We rely on these groups to recommend our products to their patients and to other members of their organizations. The failure of our existing products and any new products we may introduce to retain the support of these various groups could have a material adverse effect on our business, financial condition and results of operations.

We conduct a significant amount of our sales and operations outside of the United States, which subjects us to additional business risks, such as business interruption and increased costs, and may cause our profitability to decline.

Because we manufacture and sell our products in a number of foreign countries, our business is subject to risks associated with doing business internationally. In particular, our two manufacturing sites are located outside the continental United States, in Añasco, Puerto Rico and Hangzhou, China, and in 2001, we derived approximately $376 million, or 69%, of our net sales, from sales of our products outside of the United States. In addition, in 2001, we derived approximately 25.3% of our net sales in Japan. We intend to continue to pursue growth opportunities in sales internationally, which could expose us to greater risks associated with international sales and operations. Our international operations are, and will continue to be, subject to a number of risks and potential costs, including:

•	unexpected changes in foreign regulatory requirements;

•	differing local product preferences and product requirements;

•	fluctuations in foreign currency exchange rates;

•	political and economic instability;

•	changes in foreign medical reimbursement and coverage policies and programs;

•	diminished protection of intellectual property in some countries outside of the United States;

•	trade protection measures and import or export licensing requirements;

•	potential tax costs associated with repatriating cash from our non-U.S. subsidiaries;

•	difficulty in staffing and managing foreign operations;

•	differing labor regulations; and

•	potentially negative consequences from changes in tax laws.

Any of these factors may, individually or as a group, have a material adverse effect on our business and results of operations. In addition, we are particularly susceptible to the occurrence of any of these risks in Japan due to our high concentration of sales in Japan.

As we expand our international operations, we may encounter new risks. For example, as we focus on building our international sales and distribution networks in new geographic regions, we must continue to develop relationships with qualified local distributors and trading companies. If we are not successful in developing these relationships, we may not be able to grow sales in these geographic regions. These or other similar risks could adversely affect our revenue and profitability.

We are subject to risks arising from currency exchange rate fluctuations, which could increase our costs and may cause our profitability to decline.

Since a significant portion of our international sales and manufacturing costs are denominated in local currencies and not in U.S. dollars, our reported sales and earnings are subject to fluctuations in foreign exchange rates. Significant increases in the value of the United States dollar relative to foreign currencies, including the Japanese Yen or the Euro, could have a material adverse effect on our results of operations. Currency risk management for our business has historically been managed by Allergan’s treasury operations. As part of this strategy, Allergan has used financial instruments to reduce its exposure to adverse movements in currency exchange rates. As an independent company, we have implemented a hedging policy that attempts to manage currency exchange rate risks to an acceptable level based on management’s judgment of the appropriate trade-off between risk, opportunity and cost; however, this hedging policy may not successfully eliminate the effects of currency exchange rate fluctuations.

If we are unable to protect our intellectual property rights, our business and prospects may be harmed.

Our ability to compete effectively is dependent upon the proprietary nature of the designs, processes, technologies and materials owned by, used by or licensed to us. Although we attempt to protect our proprietary property, technologies and processes through a combination of patent law, trade secrets and non-disclosure agreements, these may be insufficient. For example, in the case of patents, it is possible that existing patents granted to us or our licensors will be invalidated. Patents currently or prospectively applied for by us or our licensors may not be granted. Even if patents are granted, this does not assure that they will provide significant commercial benefits. Moreover, it is possible that competing companies may circumvent our patents or our licensors’ patents by developing products that closely emulate but do not infringe these patents. This would allow our competitors to market products that compete with our products without obtaining a license from us. In addition to patented or potentially patentable designs, technologies, processes and materials, we also rely on proprietary designs, technologies, processes and procedures to protect against improper disclosure of these trade secrets. It is possible, however, that competitors could independently develop the same or superior designs, technologies, processes and know-how. It is also possible that our trade secrets could be improperly disclosed in spite of our protective procedures.

We believe that the international market for our products is as important as the domestic market, and therefore we seek patent protection for our products or those of our licensors in foreign countries where we feel such protection is needed. Because of the differences in foreign patent and other laws concerning proprietary rights, our products may not receive the same degree of protection in foreign countries as they would in the United States.

We may be subject to intellectual property litigation and infringement claims, which could cause us to incur significant expenses or prevent us from selling our products.

There is a substantial amount of litigation over patent and other intellectual property rights in the eye care industry, and in the ophthalmic surgical device and contact lens care markets particularly. The fact that we have patents issued to us for our products does not mean that we will always be able to successfully defend our patents and proprietary rights against challenges or claims of infringement by our competitors. A successful claim of patent or other intellectual property infringement against us could adversely affect our growth and profitability, in some cases materially. We cannot assure you that others will not claim that our proprietary or licensed products are infringing their intellectual property rights or that we do not in fact infringe those intellectual property rights. From time to time, we receive notices from third parties of potential infringement and receive claims of potential infringement. We may be unaware of intellectual property rights of others that may cover some of our technology. If someone claims that our products infringed their intellectual property rights, any resulting litigation could be costly and time consuming and would divert the attention of management and key personnel from other business issues. The complexity of the technology involved and the uncertainty of intellectual property litigation increase these risks. Claims of intellectual property infringement also might require us to enter into costly royalty or license agreements. However, we may be unable to obtain royalty or license agreements on terms acceptable to us or at all. We also may be subject to significant damages or an injunction preventing us from manufacturing, selling or using some or some aspect of our products in the event of a successful claim of patent or other intellectual property infringement. Any of these adverse consequences could have a material adverse effect on our business and profitability.

If we experience an interruption of our manufacturing operations, our business, financial condition and operating results would be materially harmed.

We rely on third parties to manufacture a significant portion of our products, and we manufacture the remainder. As a result, any prolonged disruption in the operation of our manufacturing facilities or those of our third party manufacturers, whether due to technical, labor or other difficulties, destruction of or damage to any facility, regulatory action, or other reasons, could materially harm our business, financial condition and operating results.

Our manufacturing capacity may not be adequate to meet the demands of our business.

We manufacture our products or contract with third parties to manufacture our products. Our products are manufactured in quantities sufficient to satisfy our current level of product sales. If we experience increases in sales, we will need to correspondingly increase our production, potentially beyond our present manufacturing capacity. Additionally, in three years our manufacturing agreement with Allergan will terminate and we will be required to increase our manufacturing capacities or to contract with additional parties to manufacture our contact lens care products. The process to transfer manufacturing of our products to new facilities is lengthy and requires regulatory approval. We cannot assure you that we can successfully increase our capacity on a profitable basis, complete the regulatory approval process in a timely manner, or contract with additional parties on terms acceptance to us, if at all. Any prolonged disruption in the operation of our manufacturing facilities or those of our third party manufacturers could materially harm our business. Furthermore, we cannot assure you that if we choose to scale-up our manufacturing operations, we will be able to maintain compliance with Food and Drug Administration or other regulatory standards.

If we fail to retain the independent agents and distributors upon whom we rely heavily to market our products, customers may not buy our products and our revenue and profitability may decline.

Our marketing success in the United States and abroad depends largely upon our agents’ and distributors’ sales and service expertise and relationships with the customers in the marketplace. Many of these agents have developed strong ties to existing and potential customers because of their detailed knowledge of products and instruments and commonly provide operating room personnel with implant and instrument product training as well as product support in the operating room. A significant loss of these agents could have a material adverse effect on our business. As part of the reorganization of Allergan resulting in our formation, we will need to obtain new distributors in several markets in which we are unable to deploy our own sales force. Any new distributors we obtain will likely be unfamiliar with our products. We cannot assure you that we will be able to obtain new distributors in a timely manner or on terms that are acceptable to us. Our inability to find new distributors in a timely manner and the unfamiliarity of any new distributors with our products could result in lost sales in these countries.

If we fail to attract, hire and retain qualified personnel, we may not be able to design, develop, market or sell our products or successfully manage our business.

Our ability to attract new customers, retain existing customers and pursue our strategic objectives depends on the continued services of our current management, sales, product development and technical personnel and our ability to identify, attract, train and retain similar personnel. Competition for top management personnel is intense and we may not be able to recruit and retain the personnel we need. The loss of any one of our management personnel, or our inability to identify, attract, retain and integrate additional qualified management personnel, could make it difficult for us to manage our business successfully and pursue our strategic objectives.

Similarly, competition for skilled sales, product development and technical personnel is intense and we may not be able to recruit and retain the personnel we need. The loss of the services of any key sales, product development and technical personnel, or our inability to hire new personnel with the requisite skills, could restrict our ability to develop new products or enhance existing products in a timely manner, sell products to our customers or manage our business effectively.

We may not be able to hire or retain qualified personnel if we are unable to offer competitive salaries and benefits, or if our stock does not perform well. In addition, as an independent company, separate from Allergan, we may find it more difficult to attract personnel. We may have to increase our salaries and benefits, which would increase our expenses and reduce our profitability.

USE OF PROCEEDS

The exchange offer satisfies certain of our obligations under the registration rights agreement. We will not receive any cash proceeds from the exchange offer. In consideration for issuing the exchange notes, we will receive, in exchange, an equal number of old notes in like principal amount. The form and terms of the exchange notes will be identical in all material respects to the old notes.

We received approximately $190.7 million in net proceeds from the sale of the old notes, after deducting discounts, fees and certain other expenses associated with the sale of old notes. In connection with our spin-off from Allergan, we also entered into a senior credit facility, consisting of a $100.0 million term loan, which was fully drawn at the time of the spin-off, and a $35.0 revolving credit facility, approximately $17.0 million of which has been reserved to support letters of credit issued on our behalf. We used a portion of the net proceeds from the old notes and initial borrowings under our senior credit facility for the following purposes:

•	to repay $90.4 million of indebtedness borrowed from Allergan in June 2002 to purchase various assets needed as a result of our spin-off from Allergan;

•	to distribute $56.3 million to Allergan in exchange for various assets contributed to us by Allergan in connection with the spin-off; and

•	to repay approximately $111.4 million of indebtedness that we assumed from Allergan in connection with the spin-off.

CAPITALIZATION

The following table sets forth our capitalization as of March 29, 2002 on an historical basis, and as adjusted to give effect to the Transactions. This table should be read in conjunction with “Selected Historical Financial Information,” “Unaudited Pro Forma Combined Financial Statements,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our combined financial statements, including the related notes, included elsewhere in this prospectus.

	As of March 29, 2002
	Actual	As Adjusted
	(in thousands)
Long-term debt, including current portion (1):
Non-U.S. debt assumed in the Transactions	$94,023	$—
Senior credit facility (2)	—	100,000
9¼% Senior Subordinated Notes due 2010 (3)	—	197,194

Total long-term debt, including current portion	94,023	297,194
Total stockholders’ equity	199,871	35,432

Total capitalization	$293,894	$332,626

(1)
Long-term debt as of March 29, 2002 does not reflect $90.4 million of indebtedness that we borrowed from Allergan to purchase various assets and immediately repaid in connection with the Transactions. The non-U.S. debt assumed as of June 26, 2002 increased to $111.4 million due to additional borrowings under existing credit facilities and exchange rate fluctuations between the Japanese Yen and the U.S. dollar. Our equity as of June 26, 2002 has decreased from March 29, 2002 by a corresponding amount, and is reflected in the “As Adjusted” equity balance above. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Separation from Allergan.”

(2)
The senior credit facility includes a $100.0 million term loan, all of which was drawn at the time of our spin-off from Allergan, and a $35.0 million revolving credit facility. Currently, approximately $17.0 million of our senior revolving credit facility has been reserved to support letters of credit issued on our behalf. See “Description of the Senior Credit Facility.”

(3)	Net of $2.8 million of original issue discount.

SELECTED HISTORICAL FINANCIAL INFORMATION

The following table sets forth our selected historical financial information as of and for each of the years in the five-year period ended December 31, 2001, for the three months ended March 30, 2001 and as of and for the three months ended March 29, 2002, which has been derived from our (i) unaudited combined financial statements as of and for the years ended December 31, 1997 and 1998 and as of December 31, 1999, which are not included in this prospectus, (ii) audited combined financial statements for the year ended December 31, 1999 and as of and for the years ended December 31, 2000 and 2001, which are included elsewhere in this prospectus, and (iii) unaudited condensed combined financial statements for the three months ended March 30, 2001 and as of and for the three months ended March 29, 2002, which are included elsewhere in this prospectus. In our opinion, the information derived from our unaudited combined financial statements is presented on a basis consistent with the information in our audited combined financial statements. The historical financial information presented may not be indicative of the results of operations or financial position that would have been obtained if we had been an independent company during the periods presented or of our future performance as an independent company. See “Risk Factors—Risks Relating to the Transactions.” The selected financial information should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” the unaudited pro forma combined financial statements and the corresponding notes, the combined financial statements and the corresponding notes and the unaudited condensed combined financial statements and the corresponding notes included elsewhere in this prospectus.

	For the Year Ended December 31,					Three Months Ended March 30, 2001	Three Months Ended March 29, 2002
	1997	1998	1999	2000	2001
	(in thousands)
Statement of Operations:
Net sales	$555,712	$545,715	$577,644	$570,573	$543,095	$120,811	$113,997
Cost of sales.	242,910	236,481	236,002	231,426	212,090	50,335	44,276

Gross margin	312,802	309,234	341,642	339,147	331,005	70,476	69,721

Selling, general and administrative	213,975	226,246	255,666	241,047	222,885	62,118	54,170
Research and development	31,963	27,674	27,765	29,878	28,990	7,264	6,984
Restructuring/impairment charge (reversal)	522	50,997	(6,527)	(2,237)	—	—	—

Operating income	66,342	4,317	64,738	70,459	79,130	1,094	8,567
Interest expense	3,154	6,092	6,500	3,625	3,302	824	681
Loss/(gain) on investments, net	—	—	—	(231)	793	—	—
Unrealized loss/(gain) on derivative instruments	—	—	—	—	(1,294)	(1,321)	213
Other, net	1,058	3,254	441	(1,135)	385	(90)	51

Earnings (loss) before income taxes	62,130	(5,029)	57,797	68,200	75,944	1,681	7,622
Provision (benefit) for income taxes	17,993	(1,454)	13,347	19,020	20,594	467	2,896

Earnings (loss) before cumulative effect of change in accounting principle	44,137	(3,575)	44,450	49,180	55,350	1,214	4,726
Cumulative effect of change in accounting principle, net of $160 of tax	—	—	—	—	(391)	(391)	—

Net earnings (loss)	$44,137	$(3,575)	$44,450	$49,180	$54,959	$823	$4,726

Ratio of earnings to fixed charges (1)	11.3x	—	6.9x	10.3x	12.4x	2.0x	5.9x

	As of December 31,					As of March 29, 2002
	1997	1998	1999	2000	2001
	(in thousands)
Balance Sheet Data:
Cash and equivalents	$2,384	$1,524	$2,250	$12,641	$6,957	$4,836
Current assets	225,267	212,692	234,538	228,942	210,552	184,150
Total assets	432,356	420,566	436,532	404,655	377,466	348,830
Current liabilities	62,707	74,533	113,177	87,165	85,551	70,374
Long term debt, net of current portion	78,742	86,987	83,232	100,364	75,809	75,189

(1)
We have computed the ratio of earnings to fixed charges by dividing earnings before income taxes and fixed charges by fixed charges. Fixed charges consist of interest expense and a portion of rent expense deemed representative of the interest factor. For the year ended December 31, 1998, earnings were insufficient to cover fixed charges by $5.0 million.

UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

The following unaudited pro forma combined financial statements for the year ended December 31, 2001, and as of and for the three months ended March 29, 2002 have been derived from our audited combined financial statements for the year ended December 31, 2001 and our unaudited condensed combined financial statements as of and for the three months ended March 29, 2002, respectively, and give pro forma effect to the Transactions as if they had been consummated as of January 1, 2001, in the case of the unaudited pro forma combined statements of earnings, and as of March 29, 2002, in the case of the unaudited pro forma combined balance sheet. The unaudited pro forma combined financial statements have been derived from the combined financial statements included elsewhere in this prospectus and do not purport to represent what our financial position and results of operations actually would have been had the Transactions occurred on the dates indicated or to project our financial performance for any future period. Allergan did not account for us as, and we were not operated as, a separate, stand-alone entity, subsidiary, division or segment for the periods presented. The unaudited pro forma combined financial statements should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our combined financial statements, including the related notes, included elsewhere in this prospectus.

Unaudited Pro Forma Combined Statement of Earnings

	For the Year Ended December 31, 2001
	Historical	Pro Forma Adjustments		Pro Forma
	(in thousands)
Net sales	$543,095	$—		$543,095
Cost of sales	212,090	6,800	(a)	218,890

Gross margin	331,005	(6,800)		324,205

Selling, general and administrative	222,885	—	(b)	222,885
Research and development	28,990	—	(b)	28,990

Operating income	79,130	(6,800)		72,330
Interest expense	3,302	18,793	(c)	22,095
Loss on investments, net	793	—		793
Unrealized gain on derivative instruments	(1,294)	—		(1,294)
Other, net	385	—		385

Earnings before income taxes	75,944	(25,593)		50,351
Provision for income taxes	20,594	(3,223	)(d)	17,371

Earnings before cumulative effect of change in accounting principle	55,350	(22,370)		32,980
Cumulative effect of change in accounting principle, net of $160 of tax	(391)	—		(391)

Net earnings	$54,959	$(22,370)		$32,589

Share Information:
Weighted average shares outstanding (e):
Basic	28,724

Diluted	28,978

Net earnings per share (e):
Basic	$1.13

Diluted	$1.12

See accompanying notes to unaudited pro forma combined financial statements.

Unaudited Pro Forma Combined Statement of Earnings

	For the Three Months Ended March 29, 2002
	Historical	Pro Forma Adjustments		Pro Forma
	(in thousands)
Net sales	$113,997	$—		$113,997
Cost of sales	44,276	1,700	(a)	45,976

Gross margin	69,721	(1,700)		68,021

Selling, general and administrative	54,170	—	(b)	54,170
Research and development	6,984	—	(b)	6,984

Operating income	8,567	(1,700)		6,867
Interest expense	681	4,843	(c)	5,524
Unrealized gain on derivative instruments	213	—		213
Other, net	51	—		51

Earnings before income taxes	7,622	(6,543)		1,079
Provision for income taxes	2,896	(2,370	)(d)	526

Net earnings	$4,726	$(4,173)		$553

Share Information:
Weighted average shares outstanding (e):
Basic	28,724

Diluted	28,978

Net earnings per share (e):
Basic	$0.02

Diluted	$0.02

See accompanying notes to unaudited pro forma combined financial statements.

Unaudited Pro Forma Combined Balance Sheet

	As of March 29, 2002
	Historical	Pro Forma Adjustments		Pro Forma
	(in thousands)
Current assets
Cash and equivalents	$4,836	$29,000	(f)	$33,836
Trade receivables, net	94,861	—		94,861
Inventories	67,131	—		67,131
Other current assets	17,322	—		17,322

Total current assets	184,150	29,000		213,150
Property, plant and equipment, net	27,209	—		27,209
Other assets	36,481	10,075	(f)	46,556
Goodwill	100,066	—		100,066
Intangibles, net	924	—		924

Total assets	$348,830	$39,075		$387,905

Current liabilities
Current portion of long-term debt	$18,834	$(18,334	)(f)	$500
Accounts payable	19,473	—		19,473
Accrued compensation	14,957	—		14,957
Other accrued expenses	17,110	—		17,110

Total current liabilities	70,374	(18,334)		52,040
Long–term debt, net of current portion	75,189	(75,189	)(f)	296,694
		296,694	(f)
Other liabilities	3,396	—		3,396
Stockholders’ equity
Allergan, Inc. net investment	202,101	(90,400	)(g)	—
		(56,300	)(g)	—
		(55,401	)(f),(h)
Preferred stock	—	—		—
Common stock and additional paid-in capital	—	38,005	(h)	38,005
Accumulated other comprehensive loss	(2,230)	—		(2,230)

Total stockholders’ equity	199,871	(164,096)		35,775

Total liabilities and stockholders’ equity	$348,830	$39,075		$387,905

See accompanying notes to unaudited pro forma combined financial statements.

NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

These unaudited pro forma combined financial statements reflect all adjustments that, in the opinion of management, are necessary to present fairly the pro forma results of operations and financial position. The pro forma adjustments to the accompanying historical financial information for the year ended December 31, 2001 and as of and for the three months ended March 29, 2002 are described below:

(a)
Reflects estimated incremental costs resulting from an agreed to mark-up on costs for certain products to be manufactured and supplied by Allergan to us for a period of up to three years pursuant to a new manufacturing and supply agreement.

(b)
The pro forma adjustments exclude estimated incremental costs associated with being an independent public company and the loss of certain synergies and benefits of economies of scale that existed while we were part of Allergan. Currently, we estimate these incremental pre-tax costs to be approximately $22.1 million of additional selling, general and administrative expenses, net of goodwill amortization of $9.0 million, and $0.8 million of research and development costs for the year ended December 31, 2001 and approximately $6.9 million of additional selling, general and administrative expenses, net of duplicate operating expenses of $1.8 million, and $0.2 million of research and development costs for the three months ended March 29, 2002. The incremental selling, general and administrative expenses include costs associated with corporate administrative services such as accounting, tax, treasury, information systems, risk management, insurance, legal, stockholder relations and human resources. We estimated these costs utilizing Allergan’s historical headcount and cost analysis and estimates obtained from third party consultants. The effect on pro forma net earnings for the year ended December 31, 2001 and the three months ended March 29, 2002 from the estimated incremental pre-tax costs of $22.9 million and $7.1 million, respectively, would be a reduction in pro forma net earnings of $14.8 million, or $0.51 per pro forma diluted share, and $4.6 million or $0.16 per pro forma diluted share, respectively. The following table summarizes the estimated effect on pro forma net earnings (loss) resulting from the incremental costs described above (in thousands, except per share amounts):

	For the Three Months Ended March 29, 2002	For the Year Ended December 31, 2001
Pro forma net earnings, as reported	$553	$32,589
Effect of $7,115 incremental costs, net of $2,514 taxes	(4,601)	—
Effect of $22,858 incremental costs, net of $8,077 taxes	—	(14,781)

Adjusted net earnings (loss)	$(4,048)	$17,808

Pro forma diluted net earnings per share, as reported	$0.02	$1.12
Effect of incremental costs on pro forma diluted net earnings per share	(0.16)	(0.51)

Adjusted diluted net earnings (loss) per share	$(0.14)	$0.61

(c)
Reflects the increase in estimated annual interest expense to $20.7 million and the annual amortization of estimated capitalizable debt origination fees and expenses of $1.4 million. Interest expense was estimated based on the incurrence of $197.2 million of fixed rate senior subordinated notes, net of $2.8 million of original issue discount, and a $100.0 million variable rate term loan under the senior credit facility, using an estimated weighted-average interest rate of 6.89%, including the benefit of interest rate swaps entered into to hedge portions of the senior subordinated notes and borrowings under the senior credit facility, on the aggregate principal amount. If interest rates were to increase or decrease by 0.125% for the year, annual interest expense would increase or decrease by approximately $250,000. Amortization of estimated capitalizable debt origination fees and expenses was calculated using the terms of the respective debt.

(d)
Reflects the estimated tax impact at statutory rates for pro forma adjustments described in notes (a) and (c) and the estimated impact of different tax rates which will be applicable to us based upon our organization structure as a result of the distribution. In 2001, our historical provision for income taxes benefited from the change in the valuation allowance on deferred tax assets which reduced our provision for income taxes. For purposes of the pro forma adjustment for the year ended December 31, 2001, we have excluded approximately $6.6 million of this tax benefit since it will not be available to us in the future. Had we recognized this tax benefit, the 2001 pro forma effective income tax rate for the year ended December 31, 2001, would have been 21.3%, which is substantially less than the pro forma effective income tax rate shown of 34.5%. We believe our future effective income tax rate may vary significantly depending on our mix of domestic and international taxable income or loss and the various tax and treasury strategies that we implement, including a determination of our policy regarding the repatriation of future accumulated foreign earnings.

(e)
Pro forma basic and diluted net earnings per share is computed as if the shares of our common stock were issued and outstanding for the periods presented. Diluted net earnings per share assumes the dilutive effect of approximately 254,000 shares resulting from the assumed exercise of approximately 1.4 million stock options with a weighted average exercise price of $7.76 per share converted from Allergan stock options on June 29, 2002. Additional options to purchase 1.2 million shares of our common stock at a weighted average exercise price of $13.69 per share are excluded from the computation of diluted net earnings per share since the effect would be antidilutive. See footnote (h) below regarding the assumption used to determine the anticipated common shares outstanding.

(f)
Reflects the incurrence of $297.2 million of debt comprised of $197.2 million in senior subordinated notes, net of $2.8 million of original issue discount, and a $100.0 million term loan under the senior credit facility, and the related capitalization of approximately $10.1 million of debt origination fees and expenses that will be amortized over the terms of the respective debt agreements. We have used the net debt proceeds to repay approximately $111.4 million of non-U.S. debt that we assumed from Allergan as part of the restructuring based on the carrying value at June 26, 2002, the date of repayment, compared to the carrying value at March 29, 2002 of $94.0 million. The $17.4 million difference between the $111.4 million carrying amount at June 26, 2002 and the $94.0 million carrying amount at March 29, 2002 has been reflected as an adjustment to the Allergan, Inc. net investment. We also transferred approximately $146.7 million to Allergan in the form of repayment of approximately $90.4 million that we borrowed from subsidiaries of Allergan to purchase various assets from Allergan in connection with its restructuring and our formation and to pay a distribution to Allergan of approximately $56.3 million in exchange for various assets contributed to us. In addition, we entered into a revolving line of credit of $35.0 million that will provide funds for our capital expenditures and additional working capital, if needed. Currently, approximately $17.0 million of our senior revolving credit facility has been reserved to support letters of credit issued on our behalf. Estimated maturities of long-term debt due after one year are: $1 million each year between 2003 and 2006; $48 million in 2007 and $248 million after 2007. The term loan includes an excess cash flow recapture requirement that may increase the required principal payments above contractual minimum amounts for the period 2002 to 2005 based on a formula determined as part of the debt negotiations.

(g)
The Allergan, Inc. net investment account represents the cumulative investments in, distributions from, and earnings of our company which were contributed at the time of the spin-off. The adjustment reflects the amounts we transferred to Allergan as described in note (f).

(h)
Reflects a distribution of approximately 28.7 million shares of common stock, par value $0.01 per share, at a distribution ratio of one share of our stock for every 4.5 shares of Allergan common stock outstanding as of June 14, 2002, excluding treasury shares, and the elimination of Allergan’s net investment in us and the related reclassification to our various stockholders’ equity accounts due to the distribution of all of our shares to Allergan stockholders.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION  AND RESULTS OF OPERATIONS

You should read the following discussion together with “Unaudited Pro Forma Combined Financial Statements” and our combined financial statements, including the related notes, included elsewhere in this prospectus. This “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contains forward-looking statements. Please see “Forward-Looking Statements” for a discussion of the uncertainties, risks and assumptions associated with these statements.

Overview

We are a global leader in the development, manufacture and marketing of medical devices for the eye and contact lens care products. Our market research indicates that we are the second largest global manufacturer and marketer of ophthalmic surgical products and contact lens care products, in each case as measured by net sales in the markets in which we compete in 2001. Through a significant commitment to internal research and development and alliances and partnerships, we have demonstrated success in the introduction of new and innovative products. We believe we are the technology leader in our markets and that our brands are among the most trusted and recognized in our industry.

We have operations in approximately 20 countries and sell our products in approximately 60 countries. As part of Allergan, we had organized our operations into four regions: North America, Latin America, Asia Pacific and Europe. Operations for the Europe Region included sales to customers in Africa and the Middle East, and operations in the Asia Pacific Region included sales to customers in Australia and New Zealand. Since the distribution, we have organized our operations into three regions:

•	North and South America;

•	Japan; and

•	Europe, Africa and Asia Pacific (excluding Japan, but including Australia and New Zealand).

Separation from Allergan

Allergan spun-off its existing optical medical device business by contributing all of the assets related to the two business lines that comprise the optical medical device business to us and distributing all of our outstanding shares of stock to its stockholders. We had no material assets, liabilities or activities as a separate corporate entity until Allergan’s contribution to us of the optical medical device business. The contribution of assets and distribution to Allergan stockholders was completed on June 29, 2002. As a result of the distribution, we are an independent public company and Allergan no longer maintains any stock ownership in us.

Currently, we anticipate incurring incremental annual pre-tax costs of approximately $58 million associated with being an independent public company. Our management believes that these costs are a reasonable estimate of the incremental costs we will incur as an independent public company; however, we cannot assure you that actual costs will not exceed this estimate by a material amount. Estimated incremental annual costs include approximately:

•	$7 million for cost of sales;

•	$31 million for selling, general and administrative expenses including accounting, legal, human resources and other costs;

•	$1 million for research and development costs; and

•
$19 million for interest expense, including the estimated annual amortization of capitalizable debt origination fees. This estimate is based on the incurrence of $300.0 million of debt at a weighted average interest rate of 6.89%, including the benefit of interest rate swaps.

Allergan did not account for our business on the basis of separate legal entities, subsidiaries, divisions or segments. The accompanying combined financial statements include those assets, liabilities, revenues and expenses directly attributable to our operations and allocations of certain Allergan corporate assets, liabilities and expenses. These amounts have been allocated on a basis that is considered by management to reflect most fairly or reasonably the utilization of the services provided to us or the benefit obtained by us. We believe the methods used to allocate these amounts to us are reasonable and consistent with previous periods. All material intercompany balances have been eliminated. The financial information included herein does not necessarily reflect what the financial position and results of our operations would have been had we operated as a stand-alone public entity during the periods covered, and may not be indicative of our future operations or financial position. Additional expenses that we expect to incur as a result of being an independent public company are more fully described in the Notes to the Unaudited Pro Forma Combined Financial Statements.

As part of Allergan, we historically participated in various Allergan administered functions including shared services surrounding selling, general and administrative expenses, retirement and other post-retirement benefit plans, income taxes and cash management. Additionally, Allergan has manufactured certain of our products. Shared services include finance, human resources, information systems and legal services. Our allocated portion of the expenses for these services are included in selling, general and administrative expense in our combined statements of earnings. For the three months ended March 29, 2002, and the three months ended March 30, 2001, these allocated expenses were $8.2 million and $8.6 million, respectively. For the years ended December 31, 2001, 2000 and 1999, these allocated expenses were $34.0 million, $40.8 million and $46.6 million, respectively.

The Allergan retirement plans and other post-retirement benefit plans, which primarily provide medical benefits, historically have covered all Allergan employees. We have included in our combined financial statements allocations for expenses attributable to our employees participating in these plans. We have also included in our combined financial statements assets and liabilities associated with foreign plans to the extent that these plans were transferred to us.

Our income historically has been included in consolidated income tax returns filed by Allergan and most of the related income taxes have been paid by Allergan. Allergan has managed its tax position for the benefit of its entire portfolio of businesses. Allergan’s tax strategies are not necessarily reflective of the tax strategies that we would have followed or will follow as a stand-alone company. Our income tax expense has been recorded as if we filed tax returns separate from Allergan.

Cash and equivalents consist of cash in banks and repurchase agreements with financial institutions with original maturities of 90 days or less. We historically have participated in a centralized cash management program administered by Allergan. Cash and equivalents include only those amounts that will be considered part of our operations upon the distribution.

Prior to the distribution, we entered into several agreements with Allergan in connection with, among other things, transitional services, employee matters, manufacturing and tax sharing. Under the transitional services agreement, Allergan will provide us, on an interim basis, transitional services such as facilities subleases, research and development services, retail channel support and general and administrative services. In addition, the transitional services agreement will provide that we will provide certain limited transitional services to Allergan on an interim basis. Such services include facilities subleases, retail channel support, and certain general and administrative services.

The transitional services agreement sets forth charges generally intended to allow Allergan to fully recover the allocated costs of providing the services, plus all out-of-pocket costs and expenses, except that we will pay to Allergan a commission related to our products that are sold by them during the transition period. We will recover costs from Allergan in a similar manner for services provided by us. Access to research and development facilities will be provided to us for up to three years following the distribution. With limited exceptions, we do not expect that the other transitional services will extend beyond June 2003. We cannot assure you that the costs we incur under the transitional services agreement will be equal to or less than the costs of providing these services internally.

Under the manufacturing agreement, Allergan will manufacture certain contact lens care products and VITRAX for a period of up to three years from the date of the distribution. We plan to purchase these products from Allergan at a price equal to Allergan’s fully allocated costs plus 10%. If we are unable to either build or obtain regulatory approval for new facilities or locate and obtain regulatory approval for third party manufacturers to produce our products at the end of this three-year period, our business may be harmed.

The tax sharing agreement governs Allergan’s and our respective rights, responsibilities and obligations after the distribution with respect to taxes for any tax period ending before, on or after the distribution. Generally, Allergan is liable for all pre-distribution taxes attributable to its business, and we will indemnify Allergan for all pre-distribution taxes attributable to our business for the current taxable year. In addition, the tax sharing agreement provides that Allergan will generally be liable for taxes that are incurred as a result of restructuring activities undertaken to effectuate the distribution.

We and Allergan have made representations to each other and to the Internal Revenue Service in connection with the private letter ruling that Allergan has received regarding the tax-free nature of the distribution of our common stock by Allergan to its stockholders. If either we or Allergan breach our representations to each other or to the Internal Revenue Service, or if we or Allergan take or fail to take, as the case may be, actions that result in the distribution failing to meet the requirements of a tax-free distribution pursuant to Section 355 of the Internal Revenue Code, the party in breach will indemnify the other party for any and all resulting taxes.

Revenue Recognition

We recognize revenue from product sales when the goods are shipped and title and risk of loss transfer to the customer (i.e., F.O.B. shipping point), with the exception of intraocular lenses, which are distributed on a consignment basis and recognized as revenue upon implantation in a patient. We generally permit returns of product from any product line by any class of customer if the product is returned in a timely manner, in good condition, and through the normal channels of distribution. Return policies in certain international markets can be more stringent and are based on the terms of contractual agreements with customers. Allowances for returns are provided for based upon an analysis of our historical patterns of returns matched against the sales from which they originated. Historically, product returns have been within the amounts reserved.

Results of Operations

Comparing Three Months Ended March 29, 2002 and March 30, 2001

Net Sales. The following table compares net sales by product line for the three month periods ended March 29, 2002 and March 30, 2001:

	Three Months Ended
	March 29, 2002	March 30, 2001
	(in thousands)
Ophthalmic surgical	$57,412	$56,693
Contact lens care	56,585	64,118

Total net sales	$113,997	$120,811

U.S.	30.6%	32.8%
International (excluding U.S.)	69.4%	67.2%

Net sales decreased $6.8 million, or 5.6%, to $114.0 million in the three months ended March 29, 2002 from $120.8 million in the three months ended March 30, 2001. Foreign currency fluctuations in the three months ended March 29, 2002 decreased sales by $5.8 million, or 4.8%, as compared to average rates in effect in the three months ended March 30, 2001. At constant currency rates, sales decreased by $1.0 million, or 0.8%, in the three months ended March 29, 2002 compared to the three months ended March 30, 2001. The total decrease in net sales in the three months ended March 29, 2002 compared to the three months ended March 30, 2001 was primarily the result of a decrease in sales of contact lens care products, partially offset by an increase in sales of our ophthalmic surgical products.

Global sales of our contact lens care products decreased by $7.5 million, or 11.7% in the three months ended March 29, 2002 as compared to the three months ended March 30, 2001. Sales of our contact lens care products in the United States decreased $5.6 million, or 32.2%, in the three months ended March 29, 2002 compared to the three months ended March 30, 2001, primarily due to a decrease in sales of private label cold-chemical one-bottle disinfection systems. International sales of our contact lens care products decreased $1.9 million, or 4.1%, in the three months ended March 29, 2002 compared to the three months ended March 30, 2001 primarily as a result of the weakening of foreign currencies, primarily the Japanese yen and euro, versus the dollar, which accounted for $3.5 million of the decrease in international sales. At constant currency rates, international contact lens care sales in the three months ended March 29, 2002 increased $1.6 million, or 3.4%, primarily attributable to an increase in sales of peroxide-based disinfection and ancillary products. We expect that our global sales of contact lens care products will continue to contract as customers continue to increase their use of lower priced one-bottle cold-chemical disinfection systems and decrease their use of peroxide-based disinfection systems. As our mix of products shifts towards one-bottle disinfection systems, we expect that this trend will have a diminishing impact on our sales.

Global sales of our ophthalmic surgical products increased by $0.7 million, or 1.3% in the three months ended March 29, 2002 compared to the three months ended March 30, 2001. In the United States, sales of our ophthalmic surgical products increased $0.9 million, or 4.1%, in the three months ended March 29, 2002 compared to the three months ended March 30, 2001, while internationally, sales of our ophthalmic surgical products decreased $0.2 million or 0.6% over the same period. Sales in the United States increased primarily due to an increase in sales of phacoemulsification equipment. International sales of our ophthalmic surgical products in the three months ended March 29, 2002 were negatively affected primarily by the weakening of the Japanese yen and the euro versus the dollar, which resulted in a $2.3 million, or 6.7%, unfavorable currency impact. At constant currency rates, international sales of our ophthalmic surgical products increased $2.1 million, or 6.1%. This increase was primarily attributable to sales increases in the SENSAR acrylic intraocular lens, offset in part by sales decreases in PMMA intraocular lenses, silicone intraocular lenses and phacoemulsification equipment. We believe that global sales of ophthalmic surgical products will continue to grow as sales for higher margin foldable introacular lenses, most notably the SENSAR acrylic lens, continue to improve.

Gross Margin. Our gross margin increased as a percent of net sales by 2.9 percentage points from 58.3% in the three months ended March 30, 2001 to 61.2% in the three months ended March 29, 2002. The increase in gross margin as a percent of net sales in the three months ended March 29, 2002 as compared to the three months ended March 30, 2001 was primarily the result of manufacturing efficiencies and a change in product sales mix to higher margin surgical products. Gross margin in dollars declined by $0.8 million to $69.7 million in the three months ended March 29, 2002 compared to $70.5 million in the three months ended March 30, 2001, due to the decrease in net sales, partially offset by the 2.9 percentage point increase in gross margin percentage.

Selling, general and administrative. Selling, general and administrative expenses were $54.2 million or 47.5% of net sales in the three months ended March 29, 2002 compared to $62.1 million or 51.4% of net sales in the three months ended March 30, 2001. The decrease in both selling, general and administrative expense in dollars and as a percent of net sales was primarily a result of lower selling expenses resulting from both lower combined net sales as well as cost improvements. These cost improvements were realized as a result of a restructuring of our European sales force that was completed in 2001, a reduction in goodwill amortization of $2.2 million and favorable currency translation due to the weakening of foreign currencies versus the U.S. dollar in the countries in which we operate. Beginning in 2002, we no longer amortize goodwill as required in accordance with SFAS No. 142.

Research and development. Research and development expenses decreased by 3.9% to $7.0 million in the three months ended March 29, 2002 compared to $7.3 million in the three months ended March 30, 2001. The decrease of $0.3 million was a result of a decrease in spending for research efforts in the ophthalmic surgical business, partially offset by a small increase in research and development spending for the contact lens care business.

Operating income. Operating income was $8.6 million or 7.5% of net sales in the three months ended March 29, 2002, an increase of $7.5 million from $1.1 million, or 0.9% of net sales in the three months ended March 30, 2001. The increase in operating income in the three months ended March 29, 2002 was primarily the result of the lower selling, general and administrative expenses, partially offset by a decrease in gross margin.

Non-operating income and expense. Non-operating expense was $0.9 million in the three months ended March 29, 2002 compared to income of $0.6 million in the three months ended March 30, 2001. We recorded an unrealized loss on derivative instruments of $0.2 million in the three months ended March 29, 2002 compared to an unrealized gain of $1.3 million in the three months ended March 30, 2001. We record as “unrealized loss/ (gain) on derivative instruments” the mark to market adjustments on the outstanding foreign currency options which we enter into, as part of Allergan’s overall risk management strategy, to reduce the volatility of expected earnings in currencies other than U.S. dollar. Interest expense declined slightly to $0.7 million in the three months ended March 29, 2002 compared to interest expense of $0.8 million in the three months ended March 30, 2001 due primarily to a small decline in outstanding long-term debt balances in the three months ended March 29, 2002 compared to the three months ended March 30, 2001.

Income taxes. The effective tax rate for the three months ended March 29, 2002 was 38.0%, an increase of 10.2 percentage points as compared to the effective tax rate of 27.8% for the three months ended March 30, 2001. The annual effective tax rate in 2001 included the recognition of certain tax benefits associated with the utilization of a net operating loss carryforward and the realization of other deferred tax assets in Japan for which we previously had established a valuation allowance. In 2001, we determined, based solely on our judgment, that realization of the deferred tax assets had become “more likely than not” and accordingly, we reversed the valuation allowance previously established. We do not anticipate that our future provision for income taxes will include tax benefits similar to those we recognized in 2001. Following the distribution, we believe our future effective income tax rate may vary depending on our mix of domestic and international taxable income or loss and the various tax and treasury strategies that we implement, including a determination of our policy regarding repatriation of future accumulated foreign earnings.

Net earnings. Net earnings for the three months ended March 29, 2002 were $4.7 million compared to $0.8 million in the three months ended March 30, 2001. The $3.9 million increase in net earnings for the three months ended March 29, 2002 is primarily the result of the $7.5 million increase in operating income partially offset by the increase in non-operating expense and the increase in the provision for income taxes. Net earnings for the three months ended March 30, 2001 included a $0.4 million after-tax loss related to the adoption of SFAS No. 133—“Accounting for Derivative Instruments and Hedging Activities.”

Comparing Fiscal Years Ended December 31, 2001, 2000 and 1999

Net sales. The following table sets forth, for the periods indicated, net sales by major product line.

	Year Ended December 31,
	2001	2000	1999
	(in thousands)
Ophthalmic surgical	$253,143	$248,773	$221,619
Contact lens care	289,952	321,800	356,025

Total net sales	$543,095	$570,573	$577,644

U.S.	30.8%	31.3%	29.7%
International (excluding U.S.)	69.2%	68.7%	70.3%

Net sales for 2001 decreased by $27.5 million, or 5%, to $543.1 million in 2001 from $570.6 million in 2000. Foreign currency fluctuations in 2001 decreased sales by $28.2 million, or 5%, as compared to average rates in effect in 2000. At constant currency rates, sales increased by $0.7 million in 2001 compared to 2000. At constant currency rates, the increase in net sales in 2001 compared to 2000 was the result of an increase in sales of our ophthalmic surgical products, offset by a decrease in sales of our contact lens care products.

Global sales of our contact lens care products decreased by $31.8 million, or 10%, from 2000 to 2001. Sales of our contact lens care products in the United States decreased $10.0 million, or 13%, between 2000 and 2001, primarily due to a decrease in sales of private-label cold-chemical one-bottle disinfection systems, peroxide-based disinfection systems, and ancillary products. International sales of our contact lens care products decreased $21.8 million, or 9%, between 2000 and 2001 primarily as a result of the weakening Japanese yen and euro versus the dollar, which represented $17.1 million of the decrease in international sales. At constant currency rates, international contact lens care sales decreased $4.7 million, or 2%, primarily attributable to the decrease in sales of peroxide-based disinfection and ancillary products partially offset by an increase in sales of our one-bottle cold-chemical disinfection system, COMPLETE. We expect that our global sales of contact lens care products will continue to contract as customers continue to increase their use of lower priced one-bottle cold-chemical disinfection systems and decrease their use of peroxide-based disinfection systems. As our mix of products shifts towards one-bottle disinfection systems, we expect that this trend will have a diminishing impact on our sales.

Global sales of our ophthalmic surgical products increased by $4.3 million, or 2%, from 2000 to 2001. In the United States, sales of our ophthalmic surgical products decreased $1.5 million, or 1%, while internationally, sales of our ophthalmic surgical products increased $5.8 million or 4% over the same period. International sales of our ophthalmic surgical products in 2001 were negatively impacted primarily by the weakening of the Japanese yen and the euro versus the dollar, representing an $11.1 million, or 8%, unfavorable currency impact. At constant currency rates, international sales of our ophthalmic surgical products increased $16.9 million, or 12%. This increase was primarily attributable to sales increases in the SENSAR acrylic intraocular lens and AMADEUS microkeratome, offset in part by sales decreases in PMMA intraocular lenses, silicone intraocular lenses and phacoemulsification equipment. We believe that global sales of ophthalmic surgical products will continue to grow as sales for higher margin foldable intraocular lenses, most notably the SENSAR acrylic lens, continue to improve.

Net sales for 2000 decreased by $7.1 million, or 1%, to $570.6 million in 2000 from $577.6 million in 1999. Foreign currency fluctuations in 2000 decreased sales by $18.0 million, or 3%, as compared to average rates in effect in 1999. At constant currency rates, net sales in 2000 increased by $10.9 million, or 2%, from our net sales in 1999. The decrease in net sales in 2000 compared to 1999 was primarily the result of a decrease in sales of our contact lens care products, substantially offset by an increase in sales of our ophthalmic surgical products.

Sales of our contact lens care products decreased by $34.3 million, or 10%, to $321.8 million in 2000 from $356.0 million in 1999. Sales of our contact lens care products in the United States decreased $3.8 million, or 5%, between 1999 and 2000. International sales of our contact lens care products decreased $30.5 million, or 11%. International sales of our contact lens care products were negatively affected by the weakening of the euro versus the dollar, slightly offset by the strengthening of the Japanese yen versus the dollar, representing, in aggregate, $10.2 million, or 4%, unfavorable currency impact. At constant currency rates, international sales of our contact lens care products decreased $20.3 million, or 7%, which was primarily attributable to a decrease in sales of peroxide-based disinfection and ancillary products as consumers increased their use of lower priced one-bottle cold-chemical disinfection systems.

Global sales of our ophthalmic surgical products increased by $27.2 million, or 12%, in 2000 compared to 1999. In the United States, sales of our ophthalmic surgical devices increased $10.8 million, or 11%, primarily as a result of strong sales of the SENSAR acrylic intraocular lens in 2000. International sales of our ophthalmic surgical products increased 13% between 1999 and 2000 and were negatively impacted by the weakening of the euro versus the dollar slightly offset by the strengthening of the Japanese yen versus the dollar, representing a net $7.8 million, or 6%, unfavorable currency impact. At constant currency rates, international sales of our ophthalmic surgical products increased $24.2 million, or 19%, which was primarily the result of strong sales of the SENSAR acrylic intraocular lens, silicone intraocular lenses, and phacoemulsification equipment, partially offset by a decrease in sales of PMMA intraocular lenses in 2000.

The following table sets forth, for the periods indicated, net sales by geographic region:

	Year Ended December 31,
	2001	2000	1999
	(in thousands)
United States	$167,280	$178,764	$171,753
Europe	161,496	173,085	203,559
Asia Pacific	184,161	185,681	171,541
Other	30,158	33,043	29,655

Segments total	543,095	570,573	576,508
Manufacturing operations	—	—	1,136

Total net sales	$543,095	$570,573	$577,644

When we were a part of Allergan, we operated in regions or geographic operating segments. The U.S. information is presented separately as it is our headquarters country, and U.S. sales represented 30.8%, 31.3% and 29.7% of total net sales in 2001, 2000, and 1999, respectively. Additionally, sales in Japan represented 25.3%, 24.2% and 22.1% of total net sales in 2001, 2000 and 1999, respectively. No other country, or any single customer, generated over 10% of total net sales in any of these years.

Net sales in the United States decreased $11.5 million in 2001 as compared to 2000. Net sales in Europe decreased $6.0 million at constant currency rates, and decreased an additional $5.6 million attributable to the weakening of the euro versus the dollar in 2001 as compared to 2000. Net sales in Asia Pacific increased $18.4 million at constant currency rates, but were offset by a $19.9 million decrease from the weakening of the Japanese yen versus the dollar in 2001 as compared to 2000. Net sales in the Other geographic segment for 2001 decreased by $0.2 million as compared to 2000 at constant currency rates, compounded by an additional $2.7 million decrease primarily resulting from the weakening of the Brazilian real versus the dollar. The currency weakness of $28.2 million in 2001 affected both the contact lens care and ophthalmic surgical businesses.

Net sales in the United States increased $7.0 million in 2000 as compared to 1999. Net sales in Europe decreased $8.0 million at constant currency rates in 2000 as compared to 1999, and were additionally impacted by a $22.5 million decrease resulting from a weakening of the euro versus the dollar. Net sales in Asia Pacific for 2000 increased $9.3 million at constant currency rates and were favorably impacted by a $4.8 million increase from the strengthening of the Japanese yen versus the dollar. Net sales in the Other geographic segment for 2000 increased by $3.7 million at constant currency rates as compared to 1999. Currency weakness of $18.0 million in 2000 affected both the contact lens care and ophthalmic surgical businesses.

For additional information relating to our geographic operating segments, including operating income or loss and total assets, see Note 12 of Notes to Combined Financial Statements included elsewhere in this prospectus.

Income and expenses. The following table sets forth certain statement of earnings items as a percentage of net sales:

	Year Ended December 31,
	2001	2000	1999
Net sales	100.0%	100.0%	100.0%
Cost of sales	39.1	40.6	40.9

Gross margin	60.9	59.4	59.1
Other operating costs and expenses:
Selling, general and administrative	41.0	42.2	44.2
Research and development	5.3	5.2	4.8
Restructuring charge reversal	—	(0.4)	(1.1)

Operating income	14.6	12.4	11.2
Loss on investments, net	(0.1)	—	—
Unrealized gain on derivative instruments	0.2	—	—
Other non-operating expense, net	(0.7)	(0.4)	(1.2)

Earnings before income taxes	14.0%	12.0%	10.0%

Net earnings	10.1%	8.6%	7.7%

Gross margin. Our gross margin increased as a percent of net sales by 1.5 percentage points from 59.4% in 2000 to 60.9% in 2001, and by 0.3 percentage points from 59.1% in 1999 to 59.4% in 2000. The increase in gross margin as a percent of net sales in 2001 as compared to 2000 was primarily the result of higher gross margins achieved on sales of contact lens care products, partially offset by a change in product sales mix to lower margin surgical products. The increase in gross margin as a percent of net sales in 2000 as compared to 1999 was attributable to a combination of changes. For both the contact lens care and ophthalmic surgical businesses, gross margins increased as a result of increasing margins in the Asia Pacific region, which were somewhat offset by lower gross margins in the Europe region. Gross margins further increased as a result of a change in geographic region sales mix, specifically for the ophthalmic surgical business from lower margin non-Asia Pacific geographic regions to the higher margin Asia Pacific geographic region.

Selling, general and administrative. Selling, general and administrative expenses decreased as a percent of net sales by 1.2 percentage points to 41.0% in 2001 from 42.2% in 2000. This decrease was the result of a dollar and percentage of sales decrease in promotion related expenses including samples and in general and administrative expenses. Selling, general and administrative expenses decreased as a percent of net sales by 2.0 percentage points to 42.2% in 2000 from 44.2% in 1999. The percentage decrease in 2000 was the result of a dollar and percentage of sales decrease in promotion and related expenses including samples and administrative expenses somewhat offset by an increase in selling expense for the ophthalmic surgical business in dollars and percentage of sales.

Research and development. Research and development expenses decreased by 3% in 2001 to $29.0 million compared to $29.9 million in 2000. Research and development spending decreased in 2001 as a result of a decrease in research efforts in the contact lens care business somewhat offset by increased research and development in the ophthalmic surgical business. Research and development expenses increased by 8% in 2000 to $29.9 million compared to $27.8 million in 1999. Research and development spending increased in 2000 as a result of expanded research efforts in both the contact lens care and ophthalmic surgical businesses.

Special charges. In 1998, we recorded a $24.4 million restructuring and a $26.6 million impairment of asset charge to streamline operations and reduce costs through reductions in global general and administrative staff and the closure of manufacturing facilities in connection with the outsourcing and consolidation of such manufacturing operations. In addition, operations in many countries were transferred to distributors, and business activities were concentrated into regional shared service centers. We began restructuring activities in 1998 and completed them in 2000. In 1999, we determined that various restructuring activities were completed for less cost than estimated in the original 1998 restructuring plan, primarily as a result of lower than anticipated severance costs. As a result, we recorded a $1.5 million reduction in the restructuring charge in 1999.

In 1996, we recorded a $42.3 million restructuring charge to streamline operations and reduce costs through management restructuring and facilities consolidation. We began restructuring activities in 1996 and completed them in Europe in 1999. In 1999, we determined that severance costs of positions eliminated would be $5.0 million less than accrued in 1996. As a result, we recorded a $5.0 million reduction in the restructuring charge in 1999. In 2000, we completed all activities related to the 1996 restructuring plan and eliminated the remaining accrual of $2.2 million.

Operating income. Operating income was $79.1 million or 14.6% of net sales in 2001, an increase of $8.7 million, or 12.3%, from $70.5 million, or 12.4% of net sales in 2000. These increases were the result of an $18.2 million decrease in selling, general and administrative expenses and a decrease in research and development expenses of $0.9 million, partially offset by a decrease in the restructuring charge reversal of $2.2 million and a decrease in gross margin of $8.1 million that resulted primarily from the $27.5 million decrease in sales from 2000 to 2001.

Operating income was $70.5 million or 12.4% of net sales in 2000, an increase of $5.7 million or 8.8%, from $64.7 million or 11.2% of net sales in 1999. These increases were the result of the decrease in selling, general and administrative expenses of $14.6 million partially offset by an increase in research and development expenses of $2.1 million, a decrease in the restructuring charge reversal of $4.3 million, and a decrease in gross margin of $2.5 million primarily driven by the $7.1 million decrease in sales from 1999 to 2000.

The following table presents operating income (loss) by geographic region:

	Operating Income (Loss)
	2001	2000	1999
	(in thousands)
United States	$35,292	$27,074	$21,081
Europe	41,582	47,108	65,814
Asia Pacific	52,358	45,567	27,997
Other	(1,142)	(1,381)	(2,817)

Segments total	128,090	118,368	112,075
Manufacturing operations	3,631	7,609	6,339
Research and development	(28,990)	(29,878)	(27,765)
Restructuring charge reversal	—	2,237	6,527
Elimination of inter-company profit	(34,528)	(36,335)	(40,851)
General corporate	10,927	8,458	8,413

Operating income	$79,130	$70,459	$64,738

Operating income attributable to each geographic region is based upon management’s assignment of costs to such regions which includes the manufacturing standard cost of goods produced by our manufacturing operations (or the cost to acquire goods from third parties), freight, duty and local distribution costs, and royalties. Operating income for all operating segments and manufacturing operations also includes a charge for corporate services and asset utilization which permits us to better measure segment performance by including a cost of capital in the determination of operating income for each segment.

Income from manufacturing operations is not assigned to geographic regions because most manufacturing operations produce products for more than one region. Research and development costs are also corporate costs.

For the years ended December 31, 2000 and 1999, corporate costs also included the reduction of costs related to the reversal of special charges for restructuring.

Operating income in the United States increased by $8.2 million, or 30%, from $27.1 million in 2000 to $35.3 million in 2001. This increase primarily resulted from a reduction in promotion, selling and marketing expenses combined with the impact of a higher gross margin percentage. This was somewhat offset by the 6% decline in net sales in the United States. Operating income in the Europe segment decreased by $5.5 million, or 12%, in 2001 compared to 2000. This decrease primarily resulted from the 7% decrease in Europe net sales combined with an increase in selling, general and administrative expenses as a percentage of sales in 2001 versus 2000. Operating income in the Asia Pacific segment increased by $6.8 million, or 15% in 2001 compared to 2000. This increase primarily resulted from the impact of a higher gross margin percentage combined with a decrease in promotion, selling and marketing expenses.

Operating income in the United States increased by $6.0 million, or 28%, from $21.1 million in 1999 to $27.1 million in 2000. This increase primarily resulted from a decrease in selling, general and administrative expenses combined with the impact of a 4% increase in United States sales. Operating income in the Europe segment decreased by $18.7 million, or 28%, in 2000 compared to 1999. This decrease primarily resulted from the 15% decrease in Europe sales combined with a decrease in gross margin percentage, somewhat offset by a decrease in selling, general and administrative expenses. Operating income in the Asia Pacific segment increased by $17.6 million, or 63%, in 2000 compared to 1999. This increase primarily resulted from the 8% increase in Asia Pacific sales combined with the impact of a higher gross margin percentage and the leveraging of selling, general and administrative expenses as a percentage of sales in 2000. The operating loss in the Other geographic segment decreased by $1.4 million in 2000 compared to 1999 primarily as a result of the 11% increase in sales combined with an increase in gross margin percentage.

Income taxes. Our effective tax rate in 2001 was 27.1%, down from the 27.9% effective tax rate in 2000. The decrease in 2001 was primarily attributable to the changes in the valuation allowance on deferred tax assets that were realized in 2001, partially offset by a shift in the mix of earnings from lower tax rate jurisdictions in Ireland and Puerto Rico to higher tax rate jurisdictions, primarily in the United States and Japan.

As a result of an improvement in profitability in Japan in 2001, we were able to utilize $2.7 million of our net operating loss carryforward benefit to offset taxes currently payable and realize the benefits associated with $6.3 million of deferred tax assets in Japan, for which we previously had established a valuation allowance. Previously, management did not believe that realization of these benefits was “more likely than not,” and had provided a $9.0 million valuation allowance for these deferred tax assets in prior years. In 2001, we determined, based solely on our judgment, that realization of the deferred tax assets of $6.3 million had become “more likely than not” and, accordingly, we reversed the valuation allowance previously established. As a result of the realization of these deferred tax assets, our valuation allowance on deferred tax assets and our income tax expense were reduced, and our net earnings were increased, by approximately $9.0 million in 2001. We do not anticipate that our future provision for income taxes will include tax benefits similar to those recognized in 2001.

The effective tax rate in 2000 was 27.9%, up from the 23.1% effective tax rate in 1999. The increase in 2000 was primarily attributable to the decrease in earnings in the lower tax rate jurisdictions of Ireland and Puerto Rico and the reduction in foreign tax credits allocable to foreign earnings and dividends, partially offset by lower taxes on unremitted earnings of foreign subsidiaries. Additionally, we experienced an increase in earnings in higher tax rate jurisdictions, mainly in the United States and Japan, partially offset by the realization of deferred tax assets that were previously offset by a valuation allowance.

We believe our future effective income tax rate will be higher than our historical effective tax rate depending on our mix of domestic and international taxable income or loss and the various tax and treasury strategies that we implement, including a determination of our policy regarding the repatriation of future accumulated foreign earnings. We expect our effective tax rate to be between 37.0% and 39.0% in 2002.

Net earnings. Net earnings were $55.0 million in 2001 compared to $49.2 million in 2000. The $5.8 million increase in 2001 net earnings is primarily the result of the $8.7 million increase in operating income, and the $1.3 million unrealized gain on derivative instruments, substantially offset by the increase in all other non-operating expenses of $2.2 million, the $1.6 million increase in income tax expense and the $0.4 million after-tax effect of the adoption of SFAS No. 133 “Accounting for Derivative Instruments and Hedging Activities.” The increase in non-operating expense is primarily the result of investment losses of $0.8 million in 2001 associated with the permanent impairment of certain equity investments compared to the $0.2 million gain on investments in 2000, and a $0.5 million decrease in realized gains from foreign currency transactions in 2001 compared to 2000 reported as other, net. The $1.6 million increase in income tax expense is net of approximately $9.0 million of realized tax benefits associated with our recognition of deferred tax assets in Japan for which we previously had established a valuation allowance. We do not anticipate that our future net earnings will reflect tax benefits similar to those recognized in 2001.

Net earnings were $49.2 million in 2000 compared to $44.5 million in 1999. The $4.7 million increase in net earnings in 2000 is primarily the result of the $5.7 million increase in operating income and a decrease in non-operating expense of $4.7 million, offset by an increase in income tax expense of $5.7 million. The decrease in non-operating expense includes a $2.9 million decrease in allocated interest expense and a decrease in other, net of $1.6 million resulting from foreign currency transaction gains of $0.8 million in 2000 compared to $0.7 million of foreign currency transaction losses in 1999.

Seasonality. Traditionally, we have realized a seasonal trend in our sales and net earnings, with the smallest portion of our ophthalmic surgical sales being realized in the first quarter and with sales gradually increasing from the second to fourth quarter. This seasonality is primarily attributable to higher sales of our ophthalmic surgical products in the fourth quarter. We believe sales of our ophthalmic surgical products are comparatively higher in the fourth quarter because hospitals, ambulatory surgical centers and other customers increase spending as they reach their year-end and are able to spend the remainder of their annual budgeted amounts. We believe that this above average expenditure rate in the fourth quarter results in lower subsequent first quarter expenditures as these customers deplete stockpiled inventory and conserve their budgeted expense amounts for that year.

Liquidity and Capital Resources

Management assesses our liquidity by our ability to generate cash to fund operations. Significant factors in the management of liquidity are: funds generated by operations; levels of accounts receivable, inventories, accounts payable and capital expenditures; adequate lines of credit; and financial flexibility to attract long-term capital on satisfactory terms.

Historically, we have generated cash from operations in excess of working capital requirements, and we expect to do so in the future. The net cash provided by operating activities was $18.7 million in the three months ended March 29, 2002 compared to $5.1 million in the three months ended March 30, 2001. Operating cash flow increased in the three months ended March 29, 2002 compared to the three months ended March 30, 2001 primarily as a result of the increase in net earnings, improved management of trade receivables and a decrease in other assets, partially offset by a decrease in accounts payable. Net cash provided by operating activities was $75.8 million in 2001 compared to $93.6 million in 2000 and $59.2 million in 1999. Operating cash flow decreased in 2001 compared to 2000 primarily as a result of an increase in other assets and a reduction in accounts payable, partially offset by the increase in net earnings and improved management of trade receivables. Operating cash flow increased in 2000 compared to 1999 primarily as a result of the increase in net earnings, a reduction in inventories, an increase in accrued expenses and stronger trade receivables management, partially offset by the change in other assets.

Net cash used in investing activities was $2.2 million, $3.2 million, $14.5 million, $11.0 million and $18.5 million in the three months ended March 29, 2002, in the three months ended March 30, 2001 and in 2001, 2000 and 1999, respectively. Expenditures for property, plant and equipment totaled $0.5 million, $1.1 million, $5.9 million, $6.6 million and $4.6 million in the three months ended March 29, 2002, in the three months ended March 30, 2001 and in 2001, 2000 and 1999, respectively. These expenditures included expansion of manufacturing facilities and a variety of other projects designed to improve productivity. We expect to invest approximately $10 million to $15 million in property, plant and equipment in 2002. Expenditures for demonstration (demo) and bundled equipment, primarily phacoemulsification and microkeratome surgical equipment, were $1.1 million, $1.5 million, $6.4 million, $4.1 million and $5.5 million in the three months ended March 29, 2002, in the three months ended March 30, 2001 and in 2001, 2000 and 1999, respectively. We maintain demo and bundled equipment to facilitate future sales of similar equipment and related products to our customers. We expect to invest approximately $4 million to $5 million in demo and bundled equipment in 2002. Expenditures for capitalized internal-use software were $0.6 million, $0.5 million, $3.1 million, $0.5 million and $8.6 million in the three months ended March 29, 2002, in the three months ended March 30, 2001 and in 2001, 2000 and 1999, respectively. We capitalize internal-use software costs after technical feasibility has been established. We expect to invest approximately $5 million to $7 million in capitalized software in 2002.

Net cash used in financing activities was $18.3 million in the three months ended March 29, 2002, as compared to $4.1 million in the three months ended March 30, 2001, in each case composed primarily of distributions to Allergan, net of advances. Net cash used in financing activities was $66.2 million in 2001, composed primarily of $58.6 million in distributions to Allergan, net of advances, and $7.6 million in net repayments of debt. Net cash used in financing activities was $71.7 million in 2000, composed primarily of $76.7 million in distributions to Allergan, net of advances, partially offset by $5.0 million in net debt borrowings. Net cash used in financing activities was $40.2 million in 1999, composed primarily of $54.8 million in distributions to Allergan, net of advances, partially offset by $14.5 million in net debt borrowings. Net transfers to Allergan have ceased as a result of the spin-off.

As of March 29, 2002, our unaudited condensed combined financial statements reflect certain long-term credit facilities outstanding attributable to our operations. Borrowings under the credit facilities are subject to certain customary financial and operating covenants on a consolidated Allergan, Inc. basis. At March 29, 2002, $94.0 million in borrowings were outstanding, of which $18.8 million was reported as current and $75.2 million was reported as long-term. As of June 26, 2002, this amount increased to $111.4 million due to additional borrowings under existing credit facilities and exchange rate fluctuations between the Japanese Yen and the U.S. dollar. As of the distribution date, we replaced these credit facilities with new third party credit facilities.

As of the distribution date, we incurred $300.0 million of debt with an estimated weighted average interest rate of 6.89%, including the benefit of interest rate swaps, resulting in incremental annual interest expense of approximately $18.8 million. As a result, we expect a significant decrease in our cash flows from operations. We used approximately $258.1 million of these credit facilities to repay all of our existing borrowings, purchase various assets from Allergan and repay a portion of Allergan’s debt assumed by us in connection with the spin-off. On June 21, 2002, we also entered into a new $35.0 million revolving credit facility to fund future capital expenditures and working capital, if needed. Currently, approximately $17.0 million of the senior revolving credit facility has been reserved to support letters of credit issued on our behalf.

Historically, a majority of our international and domestic cash accounts were linked to Allergan’s centralized cash management system. Accordingly, a majority of cash generated from operations has been transferred to Allergan. The net effect of these cash transfers has been reflected in the Allergan, Inc. net investment account as shown in the equity section of our combined balance sheets. All of the cash and equivalents reported in our combined balance sheets are held outside the United States, and we plan to use these funds in our international operations.

Our cash position includes amounts denominated in foreign currencies, and the repatriation of those cash balances from some of our non-U.S. subsidiaries could result in additional tax costs. However, those cash balances are generally available without legal restriction to fund ordinary business operations.

We believe that the net cash provided by our operating activities, supplemented as necessary with borrowings available under our new revolving line of credit and existing cash and equivalents, will provide sufficient resources to meet our working capital requirements, debt service and other cash needs over the next year.

We are dependent, in part, upon the reimbursement policies of government and private health insurance companies. Government and private sector initiatives to limit the growth of health care costs, including price regulation and competitive pricing, are continuing in many countries where we do business. As a result of these changes, the marketplace has placed increased emphasis on the delivery of more cost-effective medical therapies. While we have been unaware of significant price resistance resulting from the trend toward cost containment, changes in reimbursement policies and other reimbursement methodologies and payment levels could have an adverse effect on our pricing flexibility.

Additionally, the current trend among hospitals and other customers of medical device manufacturers is to consolidate into larger purchasing groups to enhance purchasing power. The enhanced purchasing power of these larger customers may also increase the pressure on product pricing, although we are unable to estimate the potential impact at this time.

Inflation. Although at reduced levels in recent years, inflation continues to apply upward pressure on the cost of goods and services used by us. The competitive and regulatory environments in many markets substantially limit our ability to fully recover these higher costs through increased selling prices. We continually seek to mitigate the adverse effects of inflation through cost containment and improved productivity and manufacturing processes.

Foreign currency fluctuations. Approximately 69% of our revenues in the three months ended March 29, 2002 and in 2001 were derived from operations outside the United States, and a significant portion of our cost structure is denominated in currencies other than the U.S. dollar. Therefore, we are subject to fluctuations in sales and earnings reported in U.S. dollars as a result of changing currency exchange rates.

The impact of foreign currency fluctuations on sales was as follows: a $5.8 million decrease in the three months ended March 29, 2002, a $6.7 million decrease in the three months ended March 30, 2001, a $28.2 million decrease in 2001, a $18.0 million decrease in 2000 and a $5.4 million increase in 1999. The sales decreases in the three months ended March 29, 2002, in the three months ended March 30, 2001 and for 2001 were due primarily to a weakening of the Japanese yen and European currencies. The 2000 sales decrease included decreases related to European currencies partially offset by an increase related to the Japanese yen. The 1999 sales increase included increases related to the Japanese yen, partially offset by decreases related to the Brazilian real and the European currencies.

Quantitative and Qualitative Market Risk Factors

In the normal course of business, our operations are exposed to risks associated with fluctuations in interest rates and foreign currency exchange rates. For all periods presented, we were considered in Allergan’s overall risk management strategy. As part of this strategy, Allergan managed its risks based on management’s judgment of the appropriate trade-off between risk, opportunity and costs. With respect to our risks, Allergan primarily utilized interest rate swap agreements and foreign currency option and forward contracts to economically hedge or reduce these exposures. As a stand-alone company, we routinely monitor our risks associated with fluctuations in currency exchange rates and interest rates. We address these risks through controlled risk management, including the use of derivative financial instruments to economically hedge or reduce these exposures. We do not expect to enter into financial instruments for trading or speculative purposes.

To ensure the adequacy and effectiveness of our interest rate and foreign exchange hedge positions, we continually monitor, from an accounting and economic perspective, our interest rate swap positions and foreign exchange forward and option positions both on a stand-alone basis and in conjunction with our underlying interest rate and foreign currency exposures.

However, given the inherent limitations of forecasting and the anticipatory nature of the exposures intended to be hedged, there can be no assurance that such programs will offset more than a portion of the adverse financial impact resulting from unfavorable movements in either interest or foreign exchange rates. In addition, the timing of the accounting for recognition of gains and losses related to mark-to-market instruments for any given period may not coincide with the timing of gains and losses related to the underlying economic exposures and, therefore, may adversely affect our operating results and financial position. Our allocated portion of the gains and losses realized from the foreign currency forward and option contracts are recorded in other, net in our combined statements of earnings. The allocation of such gains and losses is based on our net sales compared to total Allergan net sales.

In June 1998, Statement of Financial Accounting Standards No. 133, “Accounting for Derivative Instruments and Hedging Activities” (SFAS No. 133), was issued, effective for all fiscal years beginning after June 15, 2000, or January 1, 2001 for us. SFAS No. 133 establishes accounting and reporting standards for all derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. SFAS No. 133 requires that an entity recognize all derivatives as either assets or liabilities in the statement of position and measure those instruments at fair value. SFAS No. 133 requires that changes in the derivative’s fair value be recognized in earnings unless specific hedge accounting criteria are met. Accounting for qualifying hedges allows a derivative’s gains and losses to offset related results on the hedged item in the income statement, and requires that an entity must formally document, designate and assess the effectiveness of derivatives instruments that receive hedge accounting. Historically, we used three types of derivative instruments: interest rate swap agreements, foreign currency option contracts and foreign currency forward contracts. We adopted SFAS No. 133 on January 1, 2001 effective with Allergan’s adoption of the new accounting standard. Upon adoption of SFAS No. 133, we did not designate foreign currency option and foreign currency forward contracts as accounting hedges. Accordingly, we received an allocation of Allergan’s net-of-tax cumulative effect loss that resulted from adoption of SFAS No. 133 based on our percentage of net sales compared to total Allergan net sales.

Interest rate risk. Our interest expense has been more sensitive to fluctuations in the general level of Japan interest rates than to changes in rates in other markets. Changes in Japan interest rates have affected our interest expense on our debt as well as costs associated with foreign currency contracts.

Our exposure to market risk for changes in interest rates results from our debt obligations and related derivative financial instruments. During 2001, we held interest rate swap agreements to reduce the impact of interest rate changes on our floating rate long-term debt. These derivative financial instruments allowed us to hold long-term borrowings at floating rates and then swap them into fixed rates that are anticipated to be lower than those available if fixed-rate borrowings were made directly.

These swaps effectively converted our floating rate debt to fixed rates and qualified for hedge accounting treatment. Since these interest rate swap agreements qualified as cash flow hedges under SFAS No. 133, changes in fair value of these swap agreements were recorded in other comprehensive income to the extent that such changes were effective and as long as the cash flow hedge requirements were met. Periodic interest payments and receipts on both the debt and swap agreement were recorded as components of interest expense in the accompanying combined statements of earnings. At March 29, 2002, there were no interest rate swap agreements outstanding. Since March 29, 2002, we have entered into various interest rate swap agreements which effectively convert our interest rate on $150.0 million of the senior subordinated notes from a fixed rate to a floating rate and convert the interest rate on $50.0 million of our $100.0 million term credit facility from a floating rate to a fixed rate.

At March 29, 2002, we had $37.7 million of variable rate debt outstanding. If the interest rates on the variable rate debt were to increase or decrease by 1% for the year, annual interest expense would increase or decrease by approximately $377,000.

The tables below presents information about our cash equivalents and our debt obligations for the years ended December 31, 2001 and 2000:

December 31, 2001

	Maturing in							Fair Market Value
	2002	2003	2004	2005	2006	Thereafter	Total
	(in thousands, except interest rates)
ASSETS
Cash Equivalents:
Repurchase Agreements	$6,725	$—	$—	$—	$—	$—	$6,725	$6,725
Weighted Average Interest Rate	1.59%	—	—	—	—	—	1.59%
LIABILITIES
Debt Obligations:
Fixed Rate (JPY)	$—	$18,988	$—	$37,830	$—	$—	$56,818	$59,063
Weighted Average Interest Rate	—	3.55%	—	1.85%	—	—	2.42%
Variable Rate (JPY)	18,988	18,991	—	—	—	—	37,979	37,979
Weighted Average Interest Rate	0.75%	0.58%	—	—	—	—	0.66%
Total Debt Obligations	$18,988	$37,979	$—	$37,830	$—	$—	$94,797	$97,042
Weighted Average Interest Rate	0.75%	2.06%	—	1.85%	—	—	1.71%

December 31, 2000

	Maturing in							Fair Market Value
	2001	2002	2003	2004	2005	Thereafter	Total
	(in thousands, except interest rates)
LIABILITIES
Debt Obligations:
Fixed Rate (JPY)	$—	$—	$21,863	$—	$43,521	$—	$65,384	$67,387
Weighted Average Interest Rate	—	—	3.55%	—	1.85%	—	2.42%
Variable Rate (JPY)	17,490	13,118	21,862	—	—	—	52,470	52,470
Weighted Average Interest Rate	1.20%	1.23%	1.10%	—	—	—	1.17%
Total Debt Obligations	$17,490	$13,118	$43,725	$—	$43,521	$—	$117,854	$119,857
Weighted Average Interest Rate	1.20%	1.23%	2.33%	—	1.85%	—	1.86%
INTEREST RATE DERIVATIVES
Interest Rate Swaps:
Variable to Fixed	$39,400	$—	$—	$—	$—	$—	$39,400	$(100)
Average Pay Rate	0.86%	—	—	—	—	—	0.86%
Average Receive Rate	0.55%	—	—	—	—	—	0.55%

Foreign currency risk. Overall, we are a net recipient of currencies other than the U.S. dollar and, as such, we benefit from a weaker dollar and are adversely affected by a stronger dollar relative to major currencies worldwide. Accordingly, changes in exchange rates, and in particular a strengthening of the U.S. dollar, may negatively affect our consolidated sales and gross margins as expressed in U.S. dollars.

From time to time Allergan, with respect to our currency risks, has entered into foreign currency option and foreign currency forward contracts to reduce earnings and cash flow volatility associated with foreign exchange rate changes to allow our management to focus its attention on its core business issues and challenges. As a stand-alone company, we may enter into various contracts which change in value as foreign exchange rates change to economically offset the effect of changes in the value of foreign currency assets and liabilities, commitments and anticipated foreign currency denominated sales and operating expenses. Our policy is to enter into foreign currency option and foreign currency forward contracts in amounts between minimum and maximum anticipated foreign exchange exposures, generally for periods not to exceed one year.

New Accounting Standards

In July 2001, Statement of Financial Accounting Standards No. 141, “Business Combinations” (SFAS No. 141), was issued. SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001 as well as all purchase method combinations completed after June 30,

2001. SFAS No. 141 also requires that we evaluate our existing intangible assets and goodwill that were acquired in prior business combinations, and to make any necessary reclassifications in order to conform with the new criteria in SFAS No. 141 for recognition of intangibles apart from goodwill.

Additionally, in July 2001 Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets” (SFAS No. 142), was issued and is effective for all fiscal years beginning after December 15, 2001 (January 1, 2002 for us). SFAS No. 142 establishes accounting and reporting standards for intangible assets. SFAS No. 142 requires that goodwill and intangible assets with indefinite useful lives be evaluated annually for impairment rather than amortized. Upon adoption of SFAS No. 142, we will also be required to test goodwill and intangible assets with indefinite useful lives for impairment within the first interim period with any impairment loss being recognized as a cumulative effect of a change in accounting principle.

In connection with the transitional goodwill impairment evaluation, SFAS No. 142 requires us to perform an assessment of whether there is an indication that goodwill and intangible assets with indefinite useful lives are impaired as of the date of adoption. To accomplish this, we must identify our reporting units and determine the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and intangible assets, to those reporting units as of the date of adoption. We have up to six months from the date of adoption to determine the fair value of each reporting unit and compare it to the reporting unit’s carrying amount. To the extent a reporting unit’s carrying amount exceeds its fair value, an indication exists that the reporting unit’s goodwill may be impaired.

We adopted the provisions of SFAS No. 141 on June 30, 2001 and SFAS No. 142 on January 1, 2002 effective with Allergan’s adoption of the new accounting standards. Allergan’s adoption of SFAS No. 142 did not result in a negative impact on Allergan’s consolidated financial statements. During the quarter ended September 30, 2002, we will complete a separate assessment of goodwill and intangibles on a stand-alone basis. We do not expect that this separate assessment will have a negative effect on our combined financial statements. As of March 29, 2002, we had unamortized goodwill in the amount of $100.1 million. Amortization expense related to goodwill was $9.0 million, $9.3 million, $9.2 million, $0 and $2.2 million for the years ended December 31, 2001, 2000 and 1999 and the three months ended March 29, 2002 and March 30, 2001, respectively.

In October 2001, Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (SFAS No. 144), was issued. SFAS No. 144 supersedes Statement No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of,” and the accounting and reporting provisions of APB Opinion No. 30, “Reporting the Results of Operations—Reporting the effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions,” for the disposal of a segment of a business. SFAS No. 144 retains the requirement in Opinion No. 30 to report separately discontinued operations and extends that reporting to a component of an entity that either has been disposed of or is classified as held for sale. We adopted the provisions of SFAS No. 144 in the quarter ended March 29, 2002. The adoption of SFAS No. 144 did not have a material impact on our combined financial statements.

In April 2002, Statement of Financial Accounting Standards No. 145, “Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections” (SFAS No. 145) was issued. SFAS No. 145 rescinds SFAS No. 4, which required all gains and losses from extinguishment of debt to be aggregated and, if material, classified as an extraordinary item, net of related income tax effect. Upon adoption of SFAS No. 145, we will be required to apply the criteria in APB Opinion No. 30,“ Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions” (Opinion No. 30), in determining the classification of gains and losses resulting from the extinguishment of debt. SFAS No. 145 is effective for annual years beginning after May 15, 2002, with earlier adoption encouraged. We have elected to early-adopt SFAS No. 145 during the second fiscal quarter ended June 28, 2002. The adoption of SFAS 145 is not expected to have a material effect on our combined financial statements.

In July 2002, SFAS No. 146 , “Accounting for Costs Associated with Exit or Disposal Activities” (SFAS No. 146) was issued. SFAS No. 146 requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. Examples of costs covered by the standard include lease termination costs and certain employee severance costs that are associated with a restructuring, discontinued operation, plant closing, or other exit or disposal activity. SFAS No. 146 is effective prospectively for exit or disposal activities initiated after December 31, 2002, with earlier adoption encouraged. As the provisions of SFAS No. 146 are required to be applied prospectively after the adoption date, we cannot determine the potential effects that adoption of SFAS No. 146 will have on our combined financial statements.

BUSINESS

Overview

We are a global leader in the development, manufacture and marketing of medical devices for the eye and contact lens care products. Our market research indicates that we are the second largest global manufacturer and marketer of ophthalmic surgical products and contact lens care products, in each case as measured by net sales in the markets in which we compete in 2001. Through a significant commitment to internal research and development and alliances and partnerships, we have demonstrated success in the introduction of new and innovative products. We believe we are the technology leader in our markets and that our brands are among the most trusted and recognized in our industry. We have a strong global sales and distribution network, with approximately 300 sales representatives operating in approximately 20 countries and marketing products in approximately 60 countries.

Our Competitive Strengths

We believe that the following competitive strengths differentiate us from other companies in the ophthalmic industry:

Proven track record, trusted and recognized brands and a 40-year commitment to eye care. For over 40 years, we have developed, manufactured and marketed innovative and high quality eye care products. We have engaged in extensive marketing efforts to promote our reputation for high quality products and to establish and maintain close relationships with eye care professionals around the world. We believe that in the ophthalmic surgical products market, surgeons tend to remain with the IOL brands and phacoemulsification systems to which they have become accustomed. Similarly, we believe that contact lens wearers tend to remain loyal to the brand of solution and other contact lens care products provided to them with their contact lenses by their eye care professional.

Leading market positions across product lines. We have leading positions in our market segments. Our market research indicates that in the markets in which we compete, we held the second largest share of the global ophthalmic surgical products markets and the second largest share of the global market for contact lens care products in 2001. In addition, excluding the U.S., we believe we were the leading global manufacturer and marketer of contact lens care products in 2001. We also are a leader in the contact lens care business in Asia, which we believe is one of the fastest growing markets for contact lens care products.

Strong strategic position to take advantage of stability in the ophthalmic surgery industry. We believe that our key product segment, cataract surgical products, benefit from the demographic drivers of increased life expectancies and worldwide economic growth. According to industry sources, the number of cataract surgery procedures performed in the U.S. has grown at a compound annual growth rate of approximately 4% over the last ten years. We believe that our market leadership positions us to take advantage of the stability of this market and to capitalize on opportunities for growth.

Global sales and distribution network. We have an experienced and extensive global sales and distribution network, comprising approximately 300 sales representatives operating in approximately 20 countries and marketing products in approximately 60 countries. In response to the different healthcare systems throughout the world, our sales and marketing strategy and organizational structure differ by region, with each region given relative autonomy in determining its own tactical marketing strategies. We also use third party distributors for the distribution of our products in smaller international markets.

Opportunistic strategic alliances. We have entered into partnerships and alliances seeking to leverage our sales force, distribution infrastructure and research and development efforts without the need to invest significant capital. For example, through our co-marketing agreement with VISX Incorporated, the global leader in sales of excimer laser systems used in LASIK procedures, VISX promotes the use of our microkeratomes to users of

VISX’s excimer lasers. In addition, our partnership with Ophtec B.V. to manufacture our own brand of IOLs for refractive disorders creates a significant opportunity for us to strengthen our leadership position in the refractive surgery market. We also partner with Allegiance Healthcare Corporation, a leading supplier of healthcare products to hospitals, laboratories and other healthcare related entities, to provide custom surgical packs to Allegiance’s U.S., Canadian and European customers.

Experienced management team. We have a strong and experienced management team led by Jim Mazzo, who, prior to joining us, was with Allergan for 22 years. Our senior management team has an average of 14 years of experience in the healthcare products industry both with us and with other major participants in the industry. The long and diverse experience of our senior management provides a competitive advantage through their knowledge of the industry, familiarity with our customers and understanding of the development, manufacturing and sale of our products.

Our Strategies

We seek to strengthen our global leadership position in growing, high margin segments of the vision correction market by capitalizing on our strong positions in the ophthalmic surgical and contact lens care products markets. We believe that executing our strategy will enable us to capture increasing market share and achieve profitable growth in our revenues. As part of our strategy we intend to:

Continue to strengthen our global portfolio of brands by being the technology leader in our markets. We believe that technology and new product offerings drive our industry. We intend to introduce improved and more technologically advanced products to gain market share and establish ourselves as a leader across all product lines.

Focus research and development efforts on next-generation technologies and devices that are safe, effective and address large unmet needs. We believe that our long-term success will be driven by the continued introduction of new and innovative products in the ophthalmic surgical and contact lens care products markets. We intend to take advantage of our newly focused business through an increased commitment to ophthalmic research and development designed to extend existing product lines and develop next-generation technologies.

Build on our strong market position by increasing investment in attractive market segments and selected geographies. We intend to expand our presence in attractive, growing market segments, such as applying our IOL technologies in the refractive surgery market. We believe that our existing expertise in the ophthalmic industry, and specifically in the cataract surgical products segment, together with our strong brands and extensive sales and marketing network will enable us to more rapidly enter other ophthalmic products segments, as evidenced by the rapid market-share growth of the AMADEUS microkeratome. We also intend to continue our focus on geographic regions with strong growth prospects, such as Asia.

Leverage our global presence and extensive distribution network to introduce new product and service offerings. Our global sales, marketing, and support network enables us to understand variations in local regulatory and marketing environments. We plan to utilize our global scope and local expertise to facilitate the introduction of new products and more efficiently reach new customers.

Proactively pursue strategic alliances to maximize the potential of our brands and more efficiently build leading positions within the industry. We plan to supplement our internal research and development activities and existing product offerings with a commitment to identifying, obtaining and marketing new technologies through alliances and partnerships. We intend to explore new potential alliances that would better enable us to leverage our sales force, gain access to promising technologies and broaden our product offerings without the need for substantial capital investments.

Industry

Vision and Vision Impairment. The eye functions much like a camera, incorporating a lens system consisting of the cornea and the lens, which work together to focus light, and the iris, which functions like a shutter, regulating the amount of light that passes through the cornea. The lens is located behind the iris and is housed in the capsular bag. The cornea and lens focus the light that passes through the iris onto the retina, which acts like camera film and records the image. The retina contains light-sensitive receptors that transmit the image through the optic nerve to the brain. Nearly all light that reaches the retina passes through the central portion of the cornea, called the optic zone. Vision impairment results from the inability of the optical system to focus images on the retina correctly.

Common vision impairment problems include cataracts, myopia, hyperopia, astigmatism and presbyopia. Cataracts are an irreversible progressive ophthalmic condition in which the eye’s natural lens loses its usual transparency and becomes clouded and opaque. This clouding obstructs the passage of light to the retina and can eventually lead to blindness. Myopia, hyperopia, astigmatism and presbyopia are generally referred to as refractive disorders. Refractive disorders occur when the lens system is unable to focus images on the retina properly. For example, with myopia, light rays focus in front of the retina because the curvature of the cornea is too steep. A person with myopia, which is also referred to as nearsightedness, is able to see nearby objects clearly, but cannot focus on distant objects. The opposite is true for a person with hyperopia, which is also referred to as far-sightedness. With hyperopia, light rays focus behind the retina because the curvature of the cornea is too flat. A person with hyperopia can see distant objects clearly but cannot focus on nearby objects. Astigmatism results when the otherwise uniform curvature of the cornea is somehow disrupted or becomes uneven. The lack of uniform curvature makes it difficult for a person to focus on any object. Presbyopia is the progressive loss of flexibility of the lens and its ability to accommodate, or change shape to focus on near or far objects. Presbyopia is caused by aging of the eye’s lens and the muscles that control the shape of the lens.

Ophthalmic Surgical Products Market

The ophthalmic surgical products market consists of products designed to correct impaired vision through minimally invasive surgical procedures. We believe there are several factors that may drive growth in this area:

•
As the human eye ages, the prevalence of cataracts and the need for vision correction generally increases. Therefore, as the population ages, we expect that the patient base for our products will increase.

•
We believe that an aging population, limitations of existing technologies, introduction of new technologies and broader market acceptance present an opportunity for growth of the market for elective procedures to correct refractive errors.

•	The ophthalmic surgery market is technology driven. Because acceptance of new technology is influenced by physicians’ willingness to change, relationships with physicians are critical.

•
As emerging international markets become more technologically advanced and greater financial resources for healthcare become available, we perceive an opportunity for expansion into previously underserved regions.

Cataract Treatment. The largest segment of the ophthalmic surgical products market is the treatment of cataracts. Cataracts are most prevalent in the population over the age of 60 and occur in varying degrees. In many countries of the world, cataracts are a primary cause of blindness and go largely untreated. According to the World Health Organization, cataracts accounted for 43% of all blindness worldwide in 1997 even though effective surgical treatment exists. Most patients affected by cataracts can be treated through a minimally invasive surgical procedure in which the patient’s natural lens, which has become clouded, is removed and replaced with an artificial, or intraocular, lens. During cataract surgery, patients are often treated using a process known as phacoemulsification. Phacoemulsification is a method of cataract extraction that uses ultrasound waves to break the natural lens into small fragments that can be removed from the eye through a hollow needle. Viscoelastics are also used during cataract surgery to protect the inner lining of the cornea, called the corneal endothelium, provide lubrication and maintain pressure in the capsular bag, allowing the eye to maintain its shape.

According to the American Academy of Ophthalmology and other industry sources, cataract extraction followed by intraocular lens implantation is the most common surgical procedure performed in the United States and most other developed nations. We estimate that in 2001 approximately 2.4 million cataract procedures were performed in the United States, and over 5 million cataract procedures were performed worldwide, making cataract extraction the most commonly performed surgical procedure in the United States and most other developed nations. According to industry sources, the number of cataract surgery procedures performed has grown at a compound annual growth rate of approximately 4% over the last ten years. We estimate that phacoemulsification is used in approximately 90% of cataract procedures in the United States. We estimate that the global phacoemulsification market generated revenues of approximately $290 million in 2001.

According to industry sources, the global cataract surgery market, which includes sales of intraocular lenses, phacoemulsification equipment, viscoelastics and other related products, was approximately $1.6 billion to $2.2 billion in 2000 and is projected to grow at approximately 3% a year through 2005. Based on our internal estimates, the top ten geographic markets within the cataract surgery market comprise approximately $1.5 billion. We expect that less developed nations will begin to improve the level of their eye care and begin treating an even greater percentage of cataract patients. As a result, we project that the number of cataract surgeries performed each year on a worldwide basis will continue to increase steadily, creating expanded market opportunities for ophthalmic surgical products. According to our market research, foldable intraocular lenses have grown faster than any other segment within the cataract surgery products market since 1998, growing from less than 50% to greater than 80% of the global intraocular lens market. According to our market research, the global market for foldable intraocular lenses was approximately $517 million in 2001.

Refractive Vision Correction. We believe that the second largest segment of the ophthalmic surgical market is the market for the minimally invasive surgical treatment of refractive disorders, namely, myopia, hyperopia and astigmatism. Industry data indicates that in the United States approximately 150 million people suffer from some type of refractive disorder. We believe that outside of the United States an even greater number of people are affected, with industry analysts indicating that vision correction is generally necessary throughout the population at ages over 40. The current global refractive surgery market is estimated to be $700 million and is projected to grow approximately 11% from 2001 to 2005 based on an industry estimate of the total laser vision correction market. Based on our internal estimates, the top ten geographic markets within the refractive surgery market comprise approximately $418 million.

The most common surgical technique for treating these disorders is laser assisted in-situ keratomileusis, or LASIK. The LASIK procedure involves the use of an automated cutting device, called a microkeratome, to cut a thin corneal flap, which is then pulled back to expose the underlying tissue. A laser is then used to remove corneal tissue from the eye to achieve vision correction. The corneal flap is then placed back on the tissue where it adheres back onto the eye. While LASIK has proven to be effective for low to mild myopia, the procedure is not capable of correcting high myopia or presbyopia refractive disorders. We perceive these limitations of LASIK to be opportunities for our future business.

We estimate that in 2001, approximately 1.4 million laser procedures were performed to correct vision problems in the United States. One analyst projects that this market will grow in the United States to nearly 1.9 million procedures per year by the end of 2003. We anticipate that we will benefit from this growth as we continue to penetrate the market for refractive surgical products with our microkeratome products.

Contact Lens Care Market

The market for contact lens care products increased significantly in the 1970’s when the first soft contact lenses were marketed in the United States. As the use of contact lenses has become increasingly popular, the demand for disinfecting solutions, daily cleaners, enzymatic cleaners and lens rewetting drops has increased as well.

We believe any future growth of the contact lens care market will continue to be dependent upon the underlying dynamics in the contact lens industry. We estimate that the contact lens industry was approximately $3.5 billion in 2001 and believe this market is growing between 5% and 8% annually on a global basis. The low penetration of contact lenses in vision corrected populations, 20% in the United States, 12% in Japan and 8% in Europe, broader acceptance among younger wearers and males, and continued improvement in lens and lens care technologies, suggests significant opportunity for sustained growth in the number of contact lens wearers. According to an industry source, the worldwide contact lens care market, which includes cleaning and disinfecting solutions, enzymatic cleaners and lens rewetting drops, was approximately $1.6 billion in 2001. Based on our internal estimates, sales within the top ten geographic markets within the contact lens care market comprise approximately $1.2 billion. In response to increasing popularity in more frequent replacement lenses and consumer interest in more convenient lens care regimens, the contact lens care market continues to evolve towards greater use of one-bottle, multipurpose solutions. According to our internal estimates, the worldwide sales of multi-purpose solutions grew in 2001 by approximately 14% to $395 million.

Our Products

Ophthalmic Surgical Product Line

Our ophthalmic surgical products business develops, manufactures and markets medical devices for the cataract and refractive surgery markets, with a technology-driven focus on the high margin segments of these markets. We pioneered small incision cataract surgery with the development of the foldable intraocular lens, and developed the first multifocal intraocular lens that has been approved by the Food and Drug Administration.

We focus on three major segments of the cataract surgery market:

•	foldable intraocular lenses implanted in the lens capsule to restore sight;

•	phacoemulsification machines used to break-up the cloudy human lens prior to its replacement with an intraocular lens; and

•	related surgical accessories such as implantation systems, viscoelastics and disposables.

We believe that we are the second largest company in the global cataract surgery market and we have made a strong entry into the refractive surgery market with the introduction of the AMADEUS microkeratome.

Intraocular Lenses. We offer surgeons a choice of high quality, innovative monofocal silicone, monofocal acrylic and multifocal silicone intraocular lenses, or IOLs, together with various systems of implementation devices. We believe that we hold the number two position in worldwide sales of IOLs, with an approximate 25% market share. Within this market, we offer a line of foldable IOLs for use in minimally invasive cataract surgical procedures. The foldable nature of our IOLs allows them to be implanted by the surgeon into the eye through an incision as small as 2.8mm. Small incision surgery has been associated with less induced astigmatism, rapid stabilization of the wound, and faster visual rehabilitation. Once inserted, our lenses unfold naturally into the capsular bag that previously held the natural lens. We estimate that sales of foldable IOLs are growing faster than any other segment within the cataract surgery market. We believe that in 2001, our foldable IOLs experienced the highest sales growth rate within this segment, with a growth rate of 8%, and had the second leading share of the market, estimated at approximately 28%. In Europe, in particular, we believe that we have captured the number one position in sales of foldable IOLs with an approximate 34% market share and received the first CE mark approval for treatment of presbyopia with a multifocal IOL. Globally, we believe that we are the market leader in the silicone foldable IOL market with approximately 60% market share of sales in 2001. Sales of all models of our IOLs represented approximately 32%, 29% and 26% of our total sales in 2001, 2000 and 1999, respectively.

Foldable IOLs marketed by us for small incision cataract surgery include:

•	PHACOFLEX: According to our internal estimates, our PHACOFLEX family of lenses were the number one line of mono-focal silicone IOLs in 2001, as measured by global sales. Products in this line include our PHACOFLEX II SI30NB, PHACOFLEX II SI40NB and PHACOFLEX II SI55NB. The PHACOFLEX II series of monofocal lenses are manufactured from a proprietary second-generation silicone material. Our PHACOFLEX lenses can be inserted through incisions as small as 2.8mm, depending on the specific model, using our patented insertion system, THE UNFOLDER. The PHACOFLEX II SI30NB was the first IOL to receive approval from the Food and Drug Administration to claim lower posterior capsular opacification, or PCO, values than those of polymethylmethacrylate, or PMMA, lenses. The goal of reducing the incidence of PCO is to reduce the likelihood that the patient may require an additional procedure to address a secondary cloudy area behind the intraocular lens that can occur in some patients following cataract surgery.

•
CLARIFLEX: CLARIFLEX is our third-generation silicone monofocal IOL and was first introduced in February 2002. Our CLARIFLEX lens has a unique OPTIEDGE design that has been shown to reduce internal reflections and glare. The CLARIFLEX lenses can be inserted through an unenlarged incision using our patented insertion system, THE UNFOLDER.

•
SENSAR: SENSAR is our line of acrylic monofocal IOLs, which were first introduced in Europe in 1998 as CE marked products, and received approval from the Food and Drug Administration for marketing in the United States in February 2000. The lenses were developed from a proprietary second-generation acrylic material and are designed to minimize many of the unwanted side effects of other acrylic lenses, such as vacuoles and optical aberrations. Unlike many older, first-generation hydrophobic acrylic IOLs, SENSAR does not require warming before insertion, does not develop vacuoles over time and can be passed through incisions of 3.2mm or smaller using THE UNFOLDER insertion system. In 2001, we launched a new generation SENSAR lens, the SENSAR with OPTIEDGE, in the United States, Japan and Europe. SENSAR with patented OPTIEDGE has a square edge on the posterior side of the lens where it comes into contact with the lens capsule and a round anterior surface. This design is intended to reduce post-surgical PCO, the need for subsequent laser procedures, and the potential for unwanted glare and reflections following implantation.

•
ARRAY: Using a series of optical zones, the ARRAY multifocal silicone IOL corrects a patient’s range of sight from myopic to hyperopic, significantly reducing that patient’s dependence on eyeglasses. The ARRAY provides distance vision comparable, and near vision superior, to that of monofocal IOLs. The ARRAY can also be inserted using THE UNFOLDER insertion system. We believe that the ARRAY is the first, and currently the only, multifocal IOL marketed in the United States. Through the presentation of clinical data demonstrating ARRAY’s specific advantages over existing lenses, ARRAY has been granted “new technology intraocular lens,” or “NTIOL,” status by the Centers for Medicare and Medicaid Services, resulting in a higher reimbursement rate to offset the higher cost of this technology. The ARRAY was recently approved in Europe for the treatment of presbyopia following refractive lensectomy, a procedure involving the removal of the natural lens.

We recently entered into a marketing agreement with Ophtec BV under which we will seek to develop our own brand of phakic IOL based on Ophtec’s Artisan lens technology. Phakic IOLs are used in refractive surgery for the correction of hyperopia, myopia and astigmatism. The Artisan lens is currently marketed by Ophtec in Europe and is undergoing late-stage clinical trials in the United States. Once regulatory approval is received, we will market and distribute our brand of this lens globally, with exclusive marketing and distribution rights in the United States, Mexico, Canada and Japan.

Phacoemulsification Systems. We offer a line of phacoemulsification systems for use during cataract surgery. Phacoemulsification systems use ultrasound to break up the cataract and remove it from the lens capsule during small incision cataract surgery. These machines utilize disposable or reusable packs that are necessary to operate the equipment. We estimate that, based on sales in 2001, we had the second largest share of the phacoemulsification systems market, approximately 16%, with a majority of our sales being derived from consumables and related equipment. We believe that we currently market the largest family of phacoemulsification systems in the marketplace, including the SOVEREIGN, DIPLOMAX and PRESTIGE systems, which offer advanced technology for increased control and safety.

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SOVEREIGN: SOVEREIGN is our premier phacoemulsification system. SOVEREIGN is an integrated system that combines proprietary advanced fluidics, sophisticated microprocessor controls and multiple programmable power modulations. The SOVEREIGN is designed to reduce procedure times and provide the ophthalmologist with increased control. We recently launched a new software technology, WHITESTAR, at the American Academy of Ophthalmology for the SOVEREIGN system. When combined with the SOVEREIGN system, the WHITESTAR technology is designed to further reduce procedure times and provide clearer corneas the first day following surgery.

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DIPLOMAX: DIPLOMAX is our more affordable, portable phacoemulsification system. This system provides more basic options as compared to the SOVEREIGN system, while still providing the surgeon with the necessary control during the procedure.

•	PRESTIGE: The PRESTIGE is our first generation phacoemulsification system and is currently positioned primarily for markets outside the United States.

Sales of our phacoemulsification products accounted for approximately 10.3%, 10.8% and 9.6% of our total sales in 2001, 2000 and 1999, respectively.

Other Cataract-Related Products. In addition to our intraocular lenses and phacoemulsification equipment, we also provide several ancillary products related to the cataract surgery market, including:

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Insertion Systems: As a companion to our foldable intraocular lenses, we market insertion systems for each of our foldable lens models, referred to as THE UNFOLDER implantation systems. These systems assist the surgeon in achieving controlled release of the intraocular lens into the capsular bag through an incision in the eye.

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Viscoelastics: Viscoelastics are used during cataract surgery to maintain the anterior chamber of the eye and protect the corneal endothelium. Our products in this category include VITRAX, ALLERVISC and ALLERVISC Plus. We also distribute several viscoelastics produced by other companies on a regional basis.

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Custom Surgical Packs: We have partnered with Allegiance Healthcare Corporation, a leading supplier of healthcare products to hospitals, laboratories and other healthcare-related entities, to provide custom surgical packs to Allegiance’s U.S., Canadian and European customers. These surgical packs typically consist of all of the items, except the intraocular lens, that a surgeon needs to use in a single cataract surgery.

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Capsular Tension Rings: We market and distribute capsular tension rings in Europe that are manufactured by Corneal. Capsular tension rings are inserted into the capsular bag during cataract surgery and function to stabilize the capsular bag during placement of the intraocular lenses. Our product, the INJECTOR RING, is a single use device that provides a pre-loaded insertion instrument with the capsular tension ring.

Ophthalmic Refractive Surgical Products. In May 2000, we entered into the LASIK market with the AMADEUS microkeratome, which is designed and manufactured by SIS, Surgical Instrument Systems. The microkeratome is a precision manufactured instrument specifically designed for use by LASIK surgeons. The microkeratome contains a single-use blade that is used to create a precise corneal flap of preselected thickness and diameter during the LASIK procedure. The AMADEUS microkeratome has a unique and simple-to-use computer monitoring unit, allows for one-handed operation and contains a vacuum system and integrated blade-loading system. These features are designed to provide safety, simplicity and predictability to refractive surgeons. The AMADEUS distinguishes itself from other microkeratomes in that it is fully assembled and ready to use once suction is established on the patient’s eye. Another advantage of the AMADEUS microkeratome is that the cutting of the corneal flap occurs entirely within the protected space of the suction ring. We believe that this design allows the surgeon to avoid potential interferences and better ensure a consistently smooth, quality pass in creating the corneal flap. This design also avoids the on-eye assembly characteristic of many microkeratomes that can sometimes compromise suction on the eye.

We have a co-marketing agreement in the United States with VISX Incorporated, which is the leader in sales of excimer laser systems for vision correction. Under this agreement VISX promotes only our microkeratomes to users of its excimer lasers, and we promote only the VISX excimer lasers to users of our microkeratomes. Under this agreement, VISX and we focus on direct promotions to ophthalmologists, web site promotion and referrals. Outside the United States, we collaborate with VISX in markets where it is mutually beneficial to both companies. This agreement does not prevent VISX or us from engaging in other arrangements for the marketing of our or their products.

Contact Lens Care Product Line

We began marketing contact lens care products in 1960 and believe that our products currently comprise approximately 21% of the market for contact lens care products. We believe that we are the number one contact lens care product provider in the worldwide market, excluding the United States, and the number two contact lens care product provider in the overall worldwide market, in each case as measured by 2001 sales. In Asia, which we believe to be one of the fastest growing markets for contact lens care products, our market-leading contact lens care business grew by 20% in 2001, as measured by sales. We offer an entire suite of contact lens care products that addresses a broad range of contact lens types. Our product offering includes single-bottle multi-purpose cleaning and disinfecting solutions to destroy harmful microorganisms in and on the surface of contact lenses; daily cleaners to remove undesirable film and deposits from contact lenses; enzymatic cleaners to remove protein deposits from contact lenses; and lens rewetting drops to provide added wearing comfort. Our leading worldwide brands include COMPLETE, COMPLETE BLINK-N-CLEAN, CONSEPT F, CONSEPT 1 STEP, OXYSEPT 1 STEP, ULTRACARE, ULTRAZYME and TOTAL CARE.

One Bottle Solutions. We market our COMPLETE brand multi-purpose solution, a convenient, one bottle chemical disinfecting system for soft contact lenses, on a worldwide basis. We believe that COMPLETE is currently the only multi-purpose solution that contains an ocular lubricant, which contributes to its Food and Drug Administration-approved “unique comfort” claim. In 2001, we obtained marketing approval in the United States, Canada and Europe, as well as in a number of other countries, for “no rub” cleaning and disinfecting of frequent replacement soft contact lenses. In 2002, we obtained an additional marketing approval in the United States, Canada and Europe for the “no rub” claim with conventional soft contact lenses. Importantly, our clinical studies show that the comfort and performance of the product with the new “no rub” claim was found to be as good as products that require a rubbing step. The worldwide multi-purpose solution market grew last year at a rate of approximately 14%; however, our market research indicates that our COMPLETE brand remained the fastest growing multi-purpose solution in the world, growing in-market at a rate of approximately 30%, with rapid market share growth in Japan.

We are leveraging our COMPLETE lens care technology to address new emerging segments. One of these new segments is a convenient in-eye lens cleaner that allows contact lens wearers the ability to comfortably wear their lenses for a longer duration of time. To address this segment, we have recently introduced COMPLETE BLINK-N-CLEAN lens drops that conveniently dissolve away material that causes irritation and discomfort through a unique blend of gentle-to-the-eye cleaning agents in a tear-like formula.

Hydrogen Peroxide-Based Solutions. We also offer products that use hydrogen peroxide-based disinfection systems. Our leading hydrogen peroxide system products are the OXYSEPT 1 STEP/ ULTRACARE/CONSEPT 1 STEP hydrogen peroxide neutralizer/ disinfection systems, with a color indicator that turns the solution pink to indicate the disinfectant tablet has dissolved. Peroxide based disinfection systems have historically been our strongest family of lens care products. However, some soft contact lens wearers prefer one bottle systems to the more traditional peroxide-based lens care products because they are more convenient. Therefore, we intend to leverage our brand recognition in peroxide-based disinfection systems to continue to increase the market for our COMPLETE brand products.

We acquired the CONSEPT F system in 1995 as part of our acquisition of Pilkington Barnes Hind. The CONSEPT F system was the first non-heat disinfection system for soft contact lenses approved for use in Japan. In April 2001, regulatory authorities in Japan also approved CONSEPT 1 STEP contact lens care system.

Research and Development

Our long-term success is contingent on the introduction of new and innovative products in both the ophthalmic surgical and contact lens care businesses. Since 1999, we have invested an aggregate of approximately $93.6 million in research and development and plan to further increase our investment going forward. Our research and development strategy is to develop products for vision correction that are safe, effective, proprietary and address large unmet needs. As we implement this strategy, we will seek to develop new products with measurable outcome benefits to customers, patients, clinicians and healthcare payors and providers.

Research and development activities for our ophthalmic surgical business are focused on expanding our product portfolio for both cataract and refractive surgery. Within cataract surgery, we have focused on three areas of opportunity to provide superior outcomes:

•	Smaller incision surgery: small incision surgery has been associated with less induced astigmatism, rapid stabilization of the wound and faster visual rehabilitation.

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Restoring accommodation following cataract surgery: following cataract surgery, the eye may lose its ability to accommodate, or shift its field of focus. As a result, the eye will attain a fixed point of focus.

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Reducing PCO following cataract surgery: PCO is a clouding of the residual portion of the natural crystalline lens that occurs in some patients following cataract surgery. Currently, treatment of moderate to severe PCO typically requires a laser procedure.

Current projects include expansion of our multifocal ARRAY intraocular lens product offering by adding an OPTIEDGE SENSAR version as well as by adding an OPTIEDGE to the existing silicone ARRAY offering. Other projects include developing easier to use insertion systems for our foldable SENSAR and CLARIFLEX intraocular lenses, and a new, more compact phacoemulsification system with advanced features.

In addition to cataract surgery products, we are leveraging our expertise in intraocular lens implant technology to the areas of the surgical correction of vision. These areas represent large unmet needs that are not addressed by current surgical procedures. Products that are currently under development include refractive implants for correction of moderate to high myopia, moderate to high hyperopia and presbyopia.

Our research and development efforts in the contact lens care business are aimed at developing proprietary systems that are effective and more convenient for customers to use, which we believe will result in a longer, more comfortable lens wear and higher rate of compliance with recommended lens care procedures. Our efforts include seeking formulations that provide prolonged lubrication, improved protection against dryness and enhanced cleaning without irritation. Our research and development efforts have resulted in the continued development of our flagship COMPLETE brand multi-purpose solution, with further advancements currently in development.

We plan to supplement our research and development activities with a commitment to identifying and obtaining new technologies through in-licensing, technological collaborations and joint ventures, including the establishment of research relationships with academic institutions and individual researchers. We recently announced a partnership with Ophtec, a Netherlands-based company with a presence in the cataract and refractive surgery markets. This agreement introduces us to a new market, by enabling us to introduce a new phakic intraocular lens based on the Artisan lens technology developed by Ophtec. Phakic intraocular lenses are used in refractive surgery for the correction of hyperopia, myopia and astigmatism. Once regulatory approval is received we plan to market our brand of this intraocular lens globally, with exclusive marketing and distribution rights in the United States, Mexico, Canada and Japan. The Artisan lens is currently marketed in Europe and is in late stage clinical trials in the United States.

We spent approximately $29 million in 2001, $30 million in 2000 and $28 million in 1999 on research and development. Expenditures on research and development represented approximately 5% of our net sales in each of the years ending 2001, 2000 and 1999. We currently have approximately 150 employees dedicated to research and development.

We believe that the continuing introduction of new products supplied by our research and development efforts and in-licensing opportunities is critical to our success. There are, however, inherent uncertainties associated with the research and development efforts and the regulatory process and we cannot assure you that any of our research projects will result in new products that we can commercialize.

Customers, Sales and Distribution

Customers. Our primary customers for our ophthalmic surgical products include surgeons who perform cataract surgeries, hospitals and ambulatory surgery centers. The primary customers for our contact lens care products include optometrists, opticians, ophthalmologists and retailers that sell directly to consumers. These retailers include mass merchandisers such as Wal-Mart, drug store chains, such as Walgreens, hospitals, commercial optical chains and food stores. During 2001, no customer accounted for over 10% of our net sales.

Sales and Marketing. Our sales efforts and promotional activities with respect to our ophthalmic surgical products are primarily aimed at eye care professionals such as ophthalmologists who use our products. Similarly, our sales and promotional efforts in lens care are primarily directed toward the practitioner, i.e., the optometrists, opticians and ophthalmologists. In addition, we advertise in professional journals and have an extensive direct mail program of descriptive product literature and scientific information that we provide to specialists in the ophthalmic field. We have also developed training modules and seminars to update physicians regarding evolving technology.

We have utilized direct-to-consumer advertising of our contact lens care products and our ARRAY multifocal silicone intraocular lens.

Recognizing the importance of our sales force’s expertise, we invest significant time and expense in providing training in such areas as product features and benefits. Training for our ophthalmic surgical products sales force focuses on providing sales personnel with technical knowledge regarding the scope and characteristics of the products they are selling and developing skills in presenting and demonstrating those products. In addition to providing product knowledge for communication to eye care practitioners, our contact lens care products sales force focuses on developing the necessary skills to sell to buyers for mass merchandisers and large drug store chains. This sales force also seeks to develop relationships with eye care professionals who may purchase our products and recommend them to their patients.

Prior to the distribution, each of our products was marketed under its brand name and the Allergan name. Following the distribution, we continue to market each of our products under its brand name, however, products produced after the distribution will, following a transition period, bear our name instead of the Allergan name.

We have developed strong global brands through our extensive marketing efforts. In response to the different healthcare systems throughout the world, our sales and marketing strategy and organizational structure differ by region, with each region given relative autonomy in determining its own tactical marketing strategies. Our approximately 300 sales representatives and surgery support personnel strive for prompt product processing and delivery by coordinating between the customer and our sales, operations and shipping departments.

We also use third party distributors for the distribution of our products in smaller international markets. No individual agent or distributor accounted for more than 10% of our net revenues for the year ended December 31, 2001.

Historically, Allergan has sold its Refresh brand product line in the United States and Canada as a non-prescription product. Since distribution of this product is similar to the distribution channel for our contact lens care products in the past, Allergan’s sales force has serviced our products. We have agreed that for a period of up to 12 months following our separation from Allergan, Allergan will provide transitional retail sales services for our contact lens care products in the United States and Canada. In addition, during the same period, we will provide transitional retail services for Allergan’s Refresh brand products in the United Kingdom and Australia.

Manufacturing

We manufacture contact lens care products at our facility in Hangzhou, China, and we manufacture surgical products at our facility in Añasco, Puerto Rico. In addition, as part of our separation from Allergan, we entered into an agreement with Allergan under which Allergan will manufacture contact lens care products for us at Allergan’s facilities in Waco, Texas, Westport, Ireland, and Guarulhos, Brazil. Under this agreement, we expect that Allergan will also manufacture our ophthalmic surgical product, VITRAX, at its Westport, Ireland facility. The manufacturing agreement will terminate on June 29, 2005. We believe that the term of the manufacturing agreement will be sufficient for us to either replace Allergan with a third party manufacturer or develop our own manufacturing capability in all of these regions.

The following table sets forth the locations where our products will be manufactured:

Facility	Products Manufactured	Ownership of Facility

Añasco, Puerto Rico	Intraocular lenses	Advanced Medical Optics

Hangzhou, China	Contact lens care products	Advanced Medical Optics

Waco, Texas	Contact lens care products	Allergan

Westport, Ireland	Contact lens care products and VITRAX	Allergan

Guarulhos, Brazil	Contact lens care products	Allergan

We have historically, and plan to continue to, outsource the manufacture of our phacoemulsification equipment to third parties. Each of our PRESTIGE, DIPLOMAX and SOVEREIGN systems are manufactured by Zeiss Humphrey under a manufacturing and supply agreement, and each system is unique and has its own individual characteristics. The manufacturing and supply agreement terminates in May 2003, but will automatically renew for a one year period unless either party notifies the other of its intent not to renew the agreement nine months prior to the scheduled termination. Pricing under the agreement was fixed during the first year and may be changed once during each subsequent year as a result of changes in volume or in material cost. The markup and overhead amounts under the agreement will remain constant during the term of the agreement. If Zeiss Humphrey were to cease manufacturing any of these systems for any reason, we cannot assure you that we would be able to replace it on terms favorable to us, or at all.

Raw Materials

We use a diverse and broad range of raw materials in the design, development and manufacture of our products. While we do produce some of our materials on-site at our manufacturing facilities, we purchase most of the materials and components used in manufacturing our products from external suppliers. In addition, we purchase some supplies from single sources for reasons of quality assurance, sole source availability, cost effectiveness or constraints resulting from regulatory requirements. Three of our chemicals are sole sourced. However, we work closely with our suppliers to assure continuity of supply while maintaining high quality and reliability. Alternative supplier options are generally considered and identified, although we do not typically pursue regulatory qualification of alternative sources due to the strength of our existing supplier relationships and the time and expense associated with the regulatory process. Although a change in suppliers could require significant effort or investment by us in circumstances where the items supplied are integral to the performance of our products or incorporate unique technology, we do not believe that the loss of any existing supply contract would have a material adverse effect on us.

Government Regulation and Other Matters

United States. Our products and operations are subject to extensive and rigorous regulation by the U.S. Food and Drug Administration. The Food and Drug Administration regulates the research, testing, manufacturing, safety, labeling, storage, recordkeeping, promotion, distribution and production of medical devices in the United States to ensure that medical products distributed domestically are safe and effective for their intended uses.

Under the Federal Food, Drug, and Cosmetic Act, medical devices are classified into one of three classes—Class I, Class II or Class III—depending on the degree of risk associated with each medical device and the extent of control needed to ensure safety and effectiveness. Our current products are Class I, II and III medical devices.

Class I devices are those for which safety and effectiveness can be assured by adherence to a set of guidelines, which include compliance with the applicable portions of the Food and Drug Administration’s Quality System Regulation, facility registration and product listing, reporting of adverse medical events, and appropriate, truthful and non-misleading labeling, advertising, and promotional materials, referred to as the general controls. Some Class I, also called Class I reserved, devices also require premarket clearance by the Food and Drug Administration through the 510(k) premarket notification process described below.

Class II devices are those which are subject to the general controls and most require premarket demonstration of adherence to certain performance standards or other special controls (as specified by the Food and Drug Administration) and clearance by the Food and Drug Administration. Premarket review and clearance by the Food and Drug Administration for these devices is accomplished through the 510(k) premarket notification procedure. For most Class II devices, the manufacturer must submit to the Food and Drug Administration a premarket notification submission, demonstrating that the device is “substantially equivalent” to either:

•	a device that was legally marketed prior to May 28, 1976, the date upon which the Medical Device Amendments of 1976 were enacted; or

•	to another commercially available, similar device which was subsequently cleared through the 510(k) process.

If the Food and Drug Administration agrees that the device is substantially equivalent, it will grant clearance to commercially market the device. By regulation, the Food and Drug Administration is required to clear a 510(k) within 90 days of submission of the application. As a practical matter, clearance often takes longer. The Food and Drug Administration may require further information, including clinical data, to make a determination regarding substantial equivalence. If the Food and Drug Administration determines that the device, or its intended use, is not “substantially equivalent”, the Food and Drug Administration will place the device, or the particular use of the device, into Class III, and the device sponsor must then fulfill much more rigorous premarketing requirements.

A Class III product is a product which has a new intended use or uses advanced technology that is not substantially equivalent to a use or technology with respect to a legally marketed device, or for which there is not sufficient information to establish performance standards or special controls to assure the device’s safety and effectiveness. The safety and effectiveness of Class III devices cannot be assured solely by the general controls and the other requirements described above. These devices almost always require formal clinical studies to demonstrate safety and effectiveness.

Approval of a premarket approval application from the Food and Drug Administration is required before marketing of a Class III product can proceed. The premarket approval application process is much more demanding than the 510(k) premarket notification process. A premarket approval application, which is intended to demonstrate that the device is safe and effective, must be supported by extensive data, including data from preclinical studies and human clinical trials and existing research material, and must contain a full description of the device and its components, a full description of the methods, facilities, and controls used for manufacturing, and proposed labeling. Following receipt of a premarket approval application, once the Food and Drug Administration determines that the application is sufficiently complete to permit a substantive review, the Food and Drug Administration will accept the application for review. The Food and Drug Administration, by statute and by regulation, has 180 days to review a filed premarket approval application, although the review of an application more often occurs over a significantly longer period of time, up to several years. In approving a premarket approval application or clearing a 510(k) application, the Food and Drug Administration may also require some form of postmarket surveillance, whereby the manufacturer follows certain patient groups for a number of years and makes periodic reports to the Food and Drug Administration on the clinical status of those patients when necessary to protect the public health or to provide additional safety and effectiveness data for the device.

When Food and Drug Administration approval of a Class I, Class II or Class III device requires human clinical trials, and if the clinical trial presents a “significant risk” (as defined by the Food and Drug Administration) to human health, the device sponsor is required to file an investigational device exemption, or IDE, application with the Food and Drug Administration and obtain investigational device exemption approval prior to commencing the human clinical trial. If the clinical trial is considered a “nonsignificant” risk, investigational device exemption submission to Food and Drug Administration is not required. Instead, only approval from the Institutional Review Board overseeing the clinical trial is required, although the study is still subject to other provisions of the IDE regulation. Human clinical studies are generally required in connection with approval of Class III devices and to a much lesser extent for Class I and II devices.

Continuing Food and Drug Administration Regulation. After the Food and Drug Administration permits a device to enter commercial distribution, numerous regulatory requirements apply. These include:

•	the registration and listing regulation, which requires manufacturers to register all manufacturing facilities and list all medical devices placed into commercial distribution;

•	the Quality System Regulation, which requires manufacturers to follow elaborate design, testing, control, documentation and other quality assurance procedures during the manufacturing process;

•	labeling regulations;

•	the Food and Drug Administration’s general prohibition against promoting products for unapproved or “off-label” uses; and

•
the Medical Device Reporting regulation, which requires that manufacturers report to the Food and Drug Administration if their device may have caused or contributed to a death or serious injury or malfunctioned in a way that would likely cause or contribute to a death or serious injury if it were to reoccur.

Failure to comply with the applicable U.S. medical device regulatory requirements could result in, among other things, warning letters, fines, injunctions, civil penalties, repairs, replacements, refunds, recalls or seizures of products, total or partial suspension of production, the Food and Drug Administration’s refusal to grant future premarket clearances or approvals, withdrawals or suspensions of current product applications, and criminal prosecution.

Governmental Reimbursement. In the United States, a significant percentage of the patients who receive our intraocular lenses are covered by the federal Medicare program. When a cataract extraction with intraocular lens implantation is performed in an ambulatory surgery center, Medicare provides the ambulatory surgery center with a fixed facility fee that includes a recommended $150 allowance to cover the cost of the intraocular lens. After the Centers for Medicare and Medicaid Services, or CMS (formerly the Health Care Financing Administration), awarded “new technology intraocular lens” status to our ARRAY multifocal intraocular lens in 2000, the reimbursement rate for our ARRAY multifocal intraocular lenses implanted in ambulatory surgery centers increased to $200 until May 2005. When the procedure is performed in a hospital outpatient department, the hospital’s reimbursement is determined using a complex formula that blends the hospital’s costs with the $150 allowance paid to ambulatory surgery centers for intraocular lenses that are not “new technology intraocular lenses.” For the ARRAY multifocal intraocular lens, Medicare reimburses the hospital based on the actual acquisition cost of the intraocular lens by the hospital based on “pass-through” status. Pass-through payment algorithms are currently under review at CMS and may be subject to cut-backs due to Medicare budget constraints.

If implemented, price controls could materially and adversely affect our revenues and financial condition. We cannot predict the likelihood or pace of any significant legislative action in these areas, nor can we predict whether or in what form health care legislation being formulated by various governments will be passed. Medicare reimbursement rates are subject to change at any time. We also cannot predict with precision what effect such governmental measures would have if they were ultimately enacted into law. However, in general, we believe that legislative activity will likely continue, and the adoption of measures can have some impact on our business.

International Regulation. Internationally, the regulation of medical devices is also complex. In Europe, our products are subject to extensive regulatory requirements. The regulatory regime in the European Union for medical devices became mandatory in June 1998. It requires that medical devices may only be placed on the market if they do not compromise safety and health when properly installed, maintained and used in accordance with their intended purpose. National laws conforming to the European Union’s legislation regulate our intraocular lenses and contact lens care products under the medical devices regulatory system, rather than the more variable national requirements under which they were formerly regulated. The European Union medical device laws require manufacturers to declare that their products conform to the essential regulatory requirements after which the products may be placed on the market bearing the CE marking. The manufacturers’ quality systems for products in all but the lowest risk classification are also subject to certification and audit by an independent notified body. In Europe, particular emphasis is being placed on more sophisticated and faster procedures for the reporting of adverse events to the competent authorities.

In Japan, the regulatory process is equally complex. Premarketing approval and clinical studies are required, as is governmental pricing approval for medical devices. Clinical studies are subject to a stringent “Good Clinical Practices” standard. Approval time frames from the Japanese Ministry, Health, Labor and Welfare (MHLW) vary from simple notifications to review periods of one or more years, depending on the complexity and risk level of the device. In addition, importation into Japan of medical devices is subject to “Good Import Practices” regulations. As with any highly regulated market, significant changes in regulatory environment could adversely affect future sales.

In many of the other foreign countries in which we market our products, we are subject to regulations affecting, among other things:

•	product standards;

•	packaging requirements;

•	labeling requirements;

•	quality system requirements;

•	import restrictions;

•	tariff regulations;

•	duties; and

•	tax requirements.

Many of the regulations applicable to our devices and products in these countries are similar to those of the Food and Drug Administration. In many countries, the national health or social security organizations require our products to be qualified before they can be marketed with the benefit of reimbursement eligibility. To date, we have not experienced difficulty in complying with these regulations.

Fraud and Abuse. We are subject to various federal and state laws pertaining to health care fraud and abuse, including anti-kickback laws and physician self-referral laws. Violations of these laws are punishable by criminal and/or civil sanctions, including, in some instances, imprisonment and exclusion from participation in federal and state health care programs, including Medicare, Medicaid, VA health programs and TRICARE. We believe that our operations are in material compliance with such laws. However, because of the far-reaching nature of these laws, we cannot assure you that we would not be required to alter one or more of our practices to be in compliance with these laws. In addition, we cannot assure you that the occurrence of one or more violations of these laws would not result in a material adverse effect on our financial condition and results of operations.

Anti-Kickback Laws. Our operations are subject to federal and state anti-kickback laws. Provisions of the Social Security Act, commonly known as the “Anti-Kickback Law,” prohibit entities, such as our company, from knowingly and willfully offering, paying, soliciting or receiving any form of remuneration in return for, or to induce:

•	the referral of persons eligible for benefits under a federal health care program, including Medicare, Medicaid, the VA health programs and TRICARE, or a state health program; or

•	the recommendation, arrangement, purchase, lease or order of items or services that are covered, in whole or in part, by a federal health care program or state health programs.

The Anti-Kickback Law may be violated when even one purpose, as opposed to a primary or sole purpose, of a payment is to induce referrals or other business. Federal Regulations create a small number of “safe harbors.” Practices which meet all the criteria of an applicable safe harbor will not be deemed to violate the statute; practices that do not satisfy all elements of a safe harbor do not necessarily violate the statute, although such practices may be subject to scrutiny by enforcement agencies.

Violation of the Anti-Kickback Law is a felony, punishable by fines up to $25,000 per violation and imprisonment for up to five years. In addition, the Department of Health and Human Services may impose civil penalties and exclude violators from participation in Medicare or state health programs. Many states have adopted similar prohibitions against payments intended to induce referrals to Medicaid and other third party payor patients that vary in scope and may apply regardless of whether a federal health care program is involved.

Environmental Matters

Our facilities and operations are subject to federal, state and local environmental and occupational health and safety requirements of the United States and foreign countries, including those relating to discharges of substances to the air, water and land, the handling, storage and disposal of wastes and the cleanup of properties affected by pollutants. We believe we are currently in material compliance with such requirements and do not currently anticipate any material adverse effect on our business or financial condition as a result of our efforts to comply with such requirements.

In the future, federal, state or local governments in the United States or foreign countries could enact new or more stringent laws or issue new or more stringent regulations concerning environmental and worker health and safety matters that could affect our operations. Also, in the future, contamination may be found to exist at our current or former facilities or off-site locations where we have sent wastes. We could be held liable for such newly-discovered contamination which could have a material adverse effect on our business or financial condition. In addition, changes in environmental and worker health and safety requirements could have a material effect on our business or financial condition.

Competition

The markets for our ophthalmic surgical device and contact lens care products are intensely competitive and are subject to rapid and significant technological change. Companies within the ophthalmic surgical device market compete on technological leadership and innovation, quality and efficacy of products, relationships with eye care professionals and health care providers, breadth and depth of product offering and pricing. Companies within the contact lens care market compete primarily on recommendations from eye care professionals, customer brand loyalty, product quality and pricing. We have numerous competitors in the United States and abroad, including, among others, large companies such as Alcon, Inc., a subsidiary of Nestle S.A.; Bausch & Lomb and its acquired businesses, Chiron Vision and Storz Ophthalmics; CIBA Vision Corporation, a unit of Novartis; Pharmacia Ophthalmics; Staar Surgical and Moria. These competitors may develop technologies and products that are more effective or less costly than any of our current or future products or that could render our products obsolete or noncompetitive. Some of these competitors have substantially more resources and marketing capabilities than we do. In addition, the medical technology and device industry continues to experience consolidation, resulting in larger, more diversified companies than us. Among other things, these consolidated companies can spread their research and development costs over much broader revenue bases than we can and can influence customer and distributor buying decisions. Our inability to produce and develop products that compete effectively against those of our competitors could result in a material reduction in sales.

Patents, Trademarks and Other Intellectual Property

Patents and other proprietary rights are important to the success of our business. We also rely upon trade secrets, know-how, continuing technological innovations and licensing opportunities to develop and maintain our competitive position. We protect our proprietary rights through a variety of methods, including confidentiality agreements and proprietary information agreements with vendors, employees, consultants and others who have access to our proprietary information.

We own approximately 1,100 issued patents and 430 pending patent applications that relate to aspects of the technology incorporated in many of our products. The scope and duration of our proprietary protection varies throughout the world by jurisdiction and by individual product. In particular, patents for individual products extend for varying periods of time according to the date a patent application is filed, the date a patent is granted and the term of patent protection available in the jurisdiction granting the patent. Our proprietary protection often affords us the opportunity to enhance our position in the marketplace by precluding our competitors from using or otherwise exploiting our technology.

We believe trademark protection is particularly important to the maintenance of the recognized brand names under which we market our products. The scope and duration of our trademark protection varies throughout the world, with some countries protecting trademarks only as long as the mark is used, and others requiring registration of the mark and the payment of registration fees. We own or have rights to material trademarks or tradenames that we use in conjunction with the sale of our products, which include, among others, Advanced Medical Optics™, Allervisc®, Amadeus™, AMO®, Array®, Blink-n-Clean®, ClariFlex®, ComfortPLUS™, Complete®, Consept F®, Consept 1 Step®, Diplomax®, Injector Ring™, OptiEdge™, Oxysept 1 Step®, PhacoFlex II® SI30NB®, SI40NB®, and SI55NB®, Prestige®, Sensar®, Sovereign®, The Unfolder®, Total Care®, UltraCare®, Ultrazyme®, Verisyse™, Vitrax® and Whitestar™. Generally, our products are marketed under one of these trademarks or tradenames. Prior to the spin-off, each of our products was marketed under its brand name and the Allergan name. Following the distribution, we continue to market each of our products under its brand name however, products produced after the distribution will, following a transition period, bear our name instead of the Allergan name.

We are also a party to several license agreements relating to various of our products; however, we do not believe the loss of any one license would materially affect our business.

We believe that our patents, trademarks and other proprietary rights are important to the development and conduct of our business and the marketing of our products. As a result, we aggressively protect our intellectual property. However, we do not believe that any one of our patents or trademarks is currently of material importance in relation to our overall sales.

Properties

Our principal executive offices are located in Santa Ana, California, in a facility subleased by us through July 2015. We conduct our global operations in facilities that we own or lease or that we occupy under the terms of our transitional services agreement with Allergan. We lease our primary research facilities, which are located in Irvine, California. Other facilities include administrative facilities in Australia, Canada, France, Germany, Hong Kong, Ireland, Italy, Spain and the United Kingdom; and two facilities in Japan, one used for administration and research and development and the other used for warehousing. We lease all of these facilities. In addition, we operate two manufacturing facilities: one in Añasco, Puerto Rico and one in Hangzhou, China, in each case where we own the facility but lease the land.

Under the terms of our transitional services agreement, we may continue to occupy certain Allergan facilities for a period of time, generally up to June 29, 2003, while we seek replacement facilities. We believe that our present facilities, including those Allergan facilities we occupy on a transitional basis, are sufficient for our needs during the term of the transitional services agreement. During the term of the transitional services agreement we plan to seek replacement facilities. We cannot assure you that we will be able to obtain suitable replacement facilities on terms acceptable to us, or at all.

Employees

We have approximately 2,100 employees worldwide. We believe that we generally have a good relationship with our employees and the unions and European workers councils that represent them.

Legal Matters

While we are involved from time to time in litigation arising in the ordinary course of business, including product liability claims, we are not currently aware of any actions against us or Allergan relating to the optical medical device business that we believe would materially adversely affect our business, financial condition or results of operations. We may be subject to future litigation and infringement claims, which could cause us to incur significant expenses or prevent us from selling our products. We operate in an industry susceptible to significant product liability claims. Product liability claims may be asserted against us in the future arising out of events not known to us at the present time.

We are aware of several lawsuits currently pending against Allergan that relate to the specialty pharmaceutical business. Under the terms of the contribution and distribution agreement, Allergan agreed to assume responsibility for, and to indemnify us against, all current and future litigation relating to its retained businesses and we agreed to assume responsibility for, and to indemnify Allergan against, all current and future litigation related to the optical medical device business. For a more detailed explanation of this indemnification, please see “Arrangements with Allergan—Contribution and Distribution Agreement.”

ARRANGEMENTS WITH ALLERGAN

As a result of the distribution, we and Allergan operate independently of each other as separate public companies. Neither we nor Allergan have any beneficial stock ownership interest in the other. In connection with the distribution, we entered into a contribution and distribution agreement with Allergan that, together with other ancillary agreements with Allergan, have facilitated our separation from Allergan. These agreements continue to govern our relationship with Allergan subsequent to the distribution and provide for the allocation of employee benefits, tax and other liabilities and obligations. The material ancillary agreements include:

•	a transitional services agreement;

•	a manufacturing agreement;

•	an employee matters agreement; and

•	a tax sharing agreement.

The material agreements summarized below have been filed as exhibits to our registration statement of which this prospectus is a part. The following summaries are qualified in their entirety by reference to the full text of such agreements.

Contribution and Distribution Agreement

The contribution and distribution agreement governs the principal corporate transactions which were required to effect Allergan’s contribution of the optical medical device business to us, the subsequent distribution of our shares to Allergan’s stockholders and other agreements governing the relationship between Allergan and us.

The Contribution. To effect the contribution, Allergan transferred to us all of the assets and liabilities of the optical medical device business. All assets were transferred to us on an “as is,” “where is” basis. Generally, neither we nor Allergan made any representation or warranty as to:

•	the assets, business or liabilities transferred or assumed as part of the contribution;

•	any consents or approvals required in connection with the transfers;

•	the value or freedom from any security interests of any of the assets transferred;

•	the absence of any defenses or freedom from counterclaim with respect to any claim of either us or Allergan;

•	or the legal sufficiency of any assignment, document or instrument delivered to convey title to any asset transferred.

The parties are required to cooperate to effect any transfers contemplated by the contribution and distribution agreement that were not effected prior to the date of the distribution as promptly as practicable, and, pending any of these transfers, to hold any asset not so transferred in trust for the use and benefit of the party entitled to the asset, and to retain any liability not so transferred for the account of the other party by whom such liability is to be assumed.

The Distribution. In accordance with the contribution and distribution agreement, on June 29, 2002, Allergan distributed all of its shares of our common stock to its stockholders of record. As a result, we and Allergan became separate public companies and Allergan does not have any beneficial ownership interest in any of our stock.

Releases and Indemnification. The contribution and distribution agreement provides for:

•	a release from Allergan and its affiliates to us and our affiliates; and

•
a release from us and our affiliates to Allergan and its affiliates of all liabilities existing or arising from all acts and events occurring before the distribution. The liabilities released or discharged do not include liabilities arising under or assigned by the contribution and distribution agreement or any ancillary agreement.

We have agreed to indemnify Allergan, each of its affiliates and each of its and their respective directors, officers and employees, from all liabilities relating to:

•
our failure, the failure of any of our affiliates or the failure of any other person to promptly discharge any liabilities or obligations under any contracts associated with the optical medical device business;

•	the optical medical device business and the contributed assets or liabilities; and

•	any material breach by us or any of our affiliates of the contribution and distribution agreement or any of the other ancillary agreements.

Allergan has agreed to indemnify us, each of our affiliates and each of our and their respective directors, officers and employees from all liabilities relating to:

•
Allergan’s failure, the failure of any affiliate of Allergan, or the failure of any other person to promptly discharge any liabilities of Allergan or its affiliates, other than liabilities assumed by us in the contribution and distribution agreement;

•	the businesses retained by Allergan or any liability of Allergan or its affiliates, other than liabilities associated with the contribution of the optical medical device business; and

•	any material breach by Allergan or any of its affiliates of the contribution and distribution agreement or any of the other ancillary agreements.

The contribution and distribution agreement also specifies procedures with respect to third-party claims subject to indemnification and related matters.

Contingent Liabilities and Contingent Gains. The contribution and distribution agreement provides that we and Allergan will indemnify each other with respect to contingent liabilities relating to our respective businesses or otherwise assigned to each of us, subject to the sharing between us and Allergan of:

•	any contingent liabilities that do not primarily relate to any business of Allergan or to our business; and

•	specifically identified liabilities, other than taxes, which are dealt with in the tax sharing agreement.

Allergan will assume the defense of, and may seek to settle or compromise, any third-party claim that is a shared contingent liability, and those costs and expenses will be included in the amount to be shared by us and Allergan.

The contribution and distribution agreement provides that we have the exclusive right to any benefit received with respect to any contingent gain that primarily relates to our business or that is expressly assigned to us and Allergan has the exclusive right to any benefit received with respect to any contingent gain that primarily relates to its business or that is expressly assigned to it.

Information and Confidentiality. The contribution and distribution agreement provides that we and Allergan will provide one another with such information relating to our respective businesses as the other party reasonably needs. We and Allergan also agree to hold such information confidential and not to disclose it to any other person or entity, except as provided in the contribution and distribution agreement.

Dispute Resolution. The contribution and distribution agreement contains provisions that govern, except as otherwise provided in any ancillary agreement, the resolution of disputes, controversies or claims that may arise between us and Allergan. These provisions contemplate that we and Allergan will attempt to resolve disputes, controversies and claims by escalation of the matter to senior management or other mutually agreed representatives of us and Allergan. If such efforts are not successful, either we or Allergan may submit the dispute, controversy or claim to non-binding mediation, subject to the provisions of the contribution and distribution agreement. If the dispute is not resolved through mediation, the contribution and distribution agreement calls for the submission of the matter to binding arbitration.

Non-Competition and Non-Solicitation. The contribution and distribution agreement prohibits us and Allergan from engaging in the other’s lines of business, or from acquiring a joint venture or equity interest in any entity that engages in the other’s line of business prior to June 29, 2005. This prohibition on competition will cease to apply upon the occurrence of certain “change in control” transactions or certain merger transactions involving us or Allergan.

The contribution and distribution agreement also prohibits both us and Allergan from soliciting or recruiting the other party’s employees for a period of three years following the distribution date, except as a result of an employee’s response to a general recruitment effort carried out through a public or general solicitation.

Expenses. Except as expressly set forth in the contribution and distribution agreement or in any other ancillary agreement, all third party fees and expenses paid or incurred in connection with the distribution were paid by Allergan.

Amendments and Waivers. No provisions of the contribution and distribution agreement or any ancillary agreement can be waived, amended or supplemented by any party, unless the waiver, amendment or supplement is given in writing and signed by the authorized representative against whom it is sought to enforce the waiver, amendment or supplement.

Further Assurances. In addition to the actions specifically provided for elsewhere in the contribution and distribution agreement, both we and Allergan have agreed to use our reasonable efforts to take all actions reasonably necessary or advisable to consummate and make effective the transactions contemplated by the contribution and distribution agreement and the ancillary agreements.

Transitional Services Agreement

On June 24, 2002, we entered into a transitional services agreement with Allergan. Under this agreement, Allergan provides to us, on a transitional basis, various services including:

•	facilities subleases;

•	access to research and development facilities and services;

•	general accounting, order entry, accounts receivable, travel, payroll and customer service;

•	operational support;

•	information technology services;

•	legal support services;

•	regulatory support services;

•	retail channel support; and

•	product promotion and distribution services.

We also agreed to provide to Allergan in specified foreign countries, on a transitional basis, various services including:

•	facilities subleases;

•	retail channel support;

•	general administrative and facilities support services; and

•	general accounting, order entry, accounts receivable, payroll and customer services.

The agreed upon charges for these services are generally intended to allow the provider of the service to recover fully the allocated costs of providing the services, except that retail channel support will be provided on a commission basis. We believe the terms and conditions of the transitional services agreement are no less favorable to us than those we could have obtained by negotiating at arms-length with an independent third party.

In general, the transitional services commenced on the distribution date and expires no later than June 29, 2003. Some of the services relating to research and development and facilities, however, will be provided to us for up to three years following the distribution date. We may terminate the agreement with respect to one or more of those services upon prior written notice.

Manufacturing Agreement

On June 24, 2002, we and Allergan entered into a manufacturing agreement pursuant to which Allergan will manufacture contact lens care products for us. Under this manufacturing agreement, Allergan will also manufacture our ophthalmic surgical product, VITRAX. The manufacturing agreement terminates on June 29, 2005. However, if we are able to either build and obtain regulatory approval for new facilities or locate and obtain regulatory approval for third-party manufacturers to produce our products in these locations prior to the manufacturing agreement’s termination, we may elect to terminate the manufacturing agreement at such earlier time. We have agreed to pay Allergan for these manufacturing services at a rate that will allow Allergan to recover its fully allocated costs, plus 10%. We believe that the terms and conditions of the manufacturing agreement are no less favorable to us than those we could have obtained by negotiating at arms-length with an independent third party.

Employee Matters Agreement

On June 24, 2002, we and Allergan entered into an employee matters agreement to allocate liabilities and responsibilities relating to employee compensation, benefits plans and programs and other related matters. Pursuant to the employee matters agreement, as of June 29, 2002, we generally assumed liability for all wages, salaries, welfare benefits, incentive compensation and other employee-related obligations and liabilities for all employees of Allergan (and their beneficiaries and dependents) that became our employees in connection with the distribution, except as specifically provided in the employee matters agreement.

After June 29, 2002, our employees generally ceased to be eligible to receive benefits under the Allergan employee benefit plans and transitioned to the benefits offered under our plans. In general, we credited each of our employees with his or her service with Allergan for purposes of determining eligibility to participate, eligibility for benefits, forms of benefits and vesting under our plans.

Contingent Liabilities. The employee matters agreement provides that we and Allergan share contingent liabilities (including worker’s compensation claims) that relate to events or circumstances occurring before the distribution relating to current and former Allergan employees and our employees. Allergan assumed the defense of, and may seek to settle or compromise, any third-party claim that is such a shared contingent liability, and those costs and expenses are included in the amount to be shared by us and Allergan.

401 (k) Plan and ESOP. We assumed responsibility for all benefits accrued by our employees under the Allergan 401 (k) and employee stock ownership plans before the distribution, and Allergan caused the accounts of our employees under these plans to be transferred to the trustee of our 401 (k) plan.

Bonus Plans. Allergan maintained bonus plans for our employees during the period in 2002 preceding the distribution and transferred any amounts earned by our employees under Allergan’s bonus plans to us to be paid to those employees at the appropriate time.

Executive Deferred Compensation Plan. We assumed responsibility for all benefits accrued by our employees under the Allergan executive deferred compensation plan before the distribution, and Allergan caused the accounts of our employees under the Allergan executive deferred compensation plan to be transferred to the trustee of our executive deferred compensation plan.

Defined Benefit Pension Plan and Supplemental Executive Retirement Plans. Allergan retained full responsibility for any benefits accrued by our employees under Allergan’s pension plan and Allergan’s two supplemental executive retirement plans. Our employees are fully vested in their accrued benefits in Allergan’s pension plan and Allergan’s two supplemental executive retirement plans and are also treated as having terminated employment for purposes of entitlement to benefit distributions under the Allergan pension plan and the Allergan supplemental executive retirement plans.

Health Benefits. Allergan retained financial and administrative liability for all claims incurred but not reported by our employees (or their covered dependents) under Allergan’s group health plan before the distribution date. Allergan retained the obligation to provide post-retirement health and life benefits to any of our employees that have retired or are eligible to receive these benefits as of the distribution date for so long as Allergan maintains those programs for its employees.

Treatment of Allergan Options. The employee matters agreement also addressed the treatment of unvested outstanding options to acquire Allergan stock held by our employees. Unvested options issued under the Allergan, Inc. 1989 Incentive Compensation Plan to Allergan employees who became our employees were cancelled and reissued under our 2002 Incentive Compensation Plan as options to acquire our common stock. The reissued options retained approximately the same economic value as the related cancelled options. The number of shares purchasable under each reissued option granted to our employees was determined by multiplying the number of shares of Allergan common stock that were subject to such employee’s cancelled stock option by a conversion ratio. The conversion ratio was calculated by dividing the closing price of Allergan’s common stock reported on the New York Stock Exchange on the trading day prior to the distribution date, which occurred on a Saturday, by the closing price of our common stock in the “when issued” trading market on that same day. Fractional shares were rounded down to the nearest whole number of shares. The exercise price of these reissued options was determined by dividing the exercise price of the cancelled option by the conversion ratio, rounded up to the nearest whole cent. The aggregate intrinsic value of the options that were converted at the time of the distribution remained approximately the same and the ratio of the relevant exercise price per share to the market value per share was not reduced. To the extent the intrinsic value of the reissued options was less than the intrinsic value of the cancelled options, Allergan did not pay the difference to the option holder in cash. All other terms and conditions of the converted stock options remained substantially the same as those in effect prior to the distribution.

Tax Sharing Agreement

On June 24, 2002, we entered into a tax sharing agreement with Allergan which governs Allergan’s and our respective rights, responsibilities and obligations after the distribution with respect to taxes for any tax period ending before, on or after the distribution. Allergan generally is responsible for filing any tax and information returns required to be filed for Allergan’s business and our business for all tax periods ending on or before the distribution and for certain tax periods beginning on or before and ending after the date of the distribution. We will prepare and file all tax returns required to be filed by us for all tax periods beginning after the distribution and for certain tax periods beginning on or before and ending after the date of the distribution. Generally, Allergan will be liable for all predistribution taxes attributable to its business, and we generally will indemnify Allergan for all predistribution taxes attributable to our business for the current taxable year. In addition, the tax sharing agreement provides that Allergan is generally liable for taxes that are incurred as a result of restructuring activities undertaken to effectuate the distribution.

If there are tax adjustments related to us arising after the distribution date, which relate to a tax return filed by Allergan for a pre-distribution period, we generally are not responsible for any increased taxes, but we would also not receive the benefit of any tax refunds. In addition, we and Allergan agree to cooperate in any tax audits, litigation or appeals that involve, directly or indirectly, tax returns filed for predistribution periods and to provide information related to such periods. We have also agreed to indemnify Allergan for any tax liabilities resulting from our failure to pay any amounts due under the terms of the tax sharing agreement or for costs resulting from our negligence, if any, in providing accurate or complete information in the preparation of any tax return.

We and Allergan have made representations to each other, and we and Allergan have made representations to the Internal Revenue Service, in connection with the private letter ruling that Allergan has received regarding the tax-free nature of the distribution of our common stock by Allergan to its stockholders. The tax sharing agreement also provides that if either we or Allergan breach either our representations to each other or the representations to the Internal Revenue Service, or if we or Allergan take or fail to take, as the case may be, actions that result in the distribution failing to meet the requirements of a tax-free distribution pursuant to Section 355 of the Internal Revenue Code, the party in breach will indemnify the other party for any and all resulting taxes. In addition, we agreed that we will not enter into any transaction involving acquisitions of our stock or issuances of our stock for which there is any agreement, understanding, arrangement or substantial negotiations during the six month period following the distribution, nor will we enter into any transaction involving acquisitions of our stock or issuances of our stock during the two year period following the distribution which, in the aggregate, equal or exceed 15% of our outstanding stock, without, in either case:

•
a ruling from the Internal Revenue Service or an opinion from tax advisors that the proposed transaction will not cause the distribution to fail to meet the requirements of a tax-free distribution under Section 355(e) of the Internal Revenue Code; and

•	approval from Allergan of the proposed transaction.

MANAGEMENT

Our Directors and Executive Officers

Our board of directors is comprised of seven directors, divided into three classes. Dr. Link and Messrs. Mussallem and Pyott serve as Class I directors whose terms expire on the date of the 2003 annual meeting of stockholders. Messrs. Chavez and Grant serve as Class II directors whose terms expire on the date of the 2004 annual meeting of stockholders. Messrs. Mazzo and Rollans serve as Class III directors whose terms expire on the date of the 2005 annual meeting of stockholders.

The following table sets forth information as to persons who serve as our executive officers or directors as of July 31, 2002.

Name	Age	Position	Director Class

William R. Grant	77	Chairman of the Board	II

James V. Mazzo	45	President, Chief Executive Officer, and Director	III

Max Akedo	56	President, Japan Region	—

Robert F. Gallagher	43	Vice President, Controller	—

Holger Heidrich, Ph.D.	49	Corporate Vice President and President, Europe, Africa, Asia Pacific Region	—

Richard A. Meier	43	Corporate Vice President and Chief Financial Officer	—

Peter P. Nolan	47	Vice President, Operations	—

Jane E. Rady	54	Corporate Vice President, Strategy and Technology	—

C. Russell Trenary, III	45	Corporate Vice President and President, Americas Region	—

Aimee S. Weisner	33	Corporate Vice President, General Counsel and Secretary	—

Christopher G. Chavez	46	Director	II

William J. Link, Ph.D.	56	Director	I

Michael A. Mussallem	49	Director	I

David E.I. Pyott	48	Director	I

James O. Rollans	60	Director	III

William R. Grant is the Chairman of the Board of Directors. He is a co-founder of Galen Associates, Inc., a venture capital firm in the health care industry, and has been its Chairman since 1989. Mr. Grant has over 40 years of experience in the investment banking and risk-capital fields, including substantial experience in the health care industry. Mr. Grant has been a Director of Allergan, Inc. since 1989 and currently serves as Chairman of the Allergan Board’s Organization and Compensation Committee and as a member of its Corporate Governance Committee. From 1987 to 1989 he was Chairman of New York Life International Investment, Inc. Mr. Grant is also a Director of Ocular Sciences, Inc., Vasogen Inc., Quest Diagnostics Incorporated and Massey Energy Company, as well as several private companies. He is a member of the General Electric Equity Advisory Board, Trustee of the Center for Blood Research (Harvard), and Trustee Emeritus of the Mary Flagler Cary Charitable Trust.

James V. Mazzo is our President, Chief Executive Officer and a member of our Board of Directors. Prior to the distribution, Mr. Mazzo served in various positions at Allergan, most recently as Allergan’s Corporate Vice President, and President, Surgical and CLCP Businesses. From April 1998 to January 2002, Mr. Mazzo was Allergan’s Corporate Vice President and President, Europe/Africa/Middle East Region. From January 2001 to January 2002, Mr. Mazzo also assumed the duties of President of Allergan’s Global Surgical Business, and from May 1998 to January 2001, he was the President of Global Lens Care Products for Allergan. From June 1997 to May 1998, he had been Senior Vice President, U.S. Eyecare/Rx Sales and Marketing, and prior to that he served 11 years in a variety of positions at Allergan, including Director, Marketing (Canada), Vice President and Managing Director (Italy) and Senior Vice President Northern Europe. Mr. Mazzo first joined Allergan in 1980.

Max Akedo is President and Representative Director of AMO Japan. Mr. Akedo had served as President and Representative Director of Allergan Japan from June 1999 until the spin-off. Prior to joining Allergan Japan, Mr. Akedo was General Manager of Novartis Consumer Health Japan since April 1997 and General Manager of Bristol Myers Squibb Lion KK since 1984.

Robert F. Gallagher has been our Vice President, Controller since February 2002. Mr. Gallagher has over 16 years of financial management experience in our industry. He previously served in a variety of positions at Bausch & Lomb and its acquired business, Chiron Vision, since 1995, most recently as Vice President, Finance of Bausch & Lomb’s Global Surgical Products business. From 1985 to 1995, Mr. Gallagher was employed by Allergan in various financial management positions of increasing responsibility, including Vice President, Controller for North East Asia and Controller for Puerto Rico operations.

Holger Heidrich, Ph.D. is our Corporate Vice President and President of our Europe, Africa, Asia Pacific region. Prior to joining us, Dr. Heidrich served as Senior Vice President and Head of Surgical Business of Allergan in the Europe/Africa/Middle East region from May 1998 to January 2002. From July 1996 to January 2002, Dr. Heidrich also assumed the duties of Head of Central Europe Area and Managing Director of Allergan Germany/ Austria. From 1990 to 1996, Dr. Heidrich was Director of the Contact Lens Care Division of Allergan in Central Europe. From 1986 to 1989, Dr. Heidrich served as Division Director, Pharmaceutical & Surgical, at Pharm-Allergan GmbH, an Allergan subsidiary. He joined Allergan in 1985 as Marketing & Sales Director for Germany. Prior to joining Allergan, Dr. Heidrich held sales and marketing positions at Montedison Pharmaceutical and Ciba Geigy, and was Assistant Professor in Economics at the University Freiburg in Germany. Dr. Heidrich is a member of the Board of Directors of SIS, Surgical Instrument Systems, a Swiss company.

Richard A. Meier has served as our Corporate Vice President and Chief Financial Officer since April 2002. Prior to joining us, Mr. Meier was Executive Vice President and Chief Financial Officer of ICN Pharmaceuticals, Inc. Before joining ICN in 1998, Mr. Meier was a Senior Vice President with the investment banking firm of Schroder & Co. Inc., and from 1994 to 1996, he served as an Analyst at Salomon Smith Barney, Inc.

Peter P. Nolan has been our Vice President, Operations since May 2002. Prior to joining us, Mr. Nolan was employed by GN ReSound Corporation since 1994, where from 1998 to 2002 he held the position Senior Vice President, Global Operations. From 1996 to 1998, he was Vice President of Manufacturing, in addition to serving as General Manager of ReSound Ireland Ltd. From 1985 to 1994, Mr. Nolan held a number of management positions with Wang Laboratories Ireland B.V., including General Manager, Manufacturing Manager and Manager, European Software and Manufacturing Distribution Center. Prior to joining Wang Laboratories, Mr. Nolan held various manufacturing and materials management positions with Digital Equipment International B.V., Atari Ltd., Varian Instruments, Ltd., and Westinghouse Electronics Ltd.

Jane E. Rady has been our Corporate Vice President, Strategy and Technology since April 2002. Prior to joining us, Ms. Rady was a director and the Chief Executive Officer of Integrated Genomics, Inc. From 1984 to 2000, Ms. Rady was employed by G.D. Searle & Co./Monsanto in various capacities including President and General Manager of Searle’s international joint venture, Lorex Pharmaceuticals Ltd., Vice President of Corporate Licensing & Business Development, and Vice President of Strategic Planning.

C. Russell Trenary, III has been our Corporate Vice President and President, Americas since April 2002. From 1996 to 2001, Mr. Trenary was the President of Sunrise Technologies International, Inc., and from 1997 to 2001, he held the additional title of Chief Executive Officer. From 1995 to 1996, Mr. Trenary was Senior Vice President, Worldwide Sales and Marketing, of Vidamed, Inc. Mr. Trenary began his career in 1981 with American Hospital Supply Corporation, which was acquired by Allergan in 1986 and which was the basis of Allergan’s entering the ophthalmic surgical products business. While at Allergan from 1987 to 1995, Mr. Trenary held positions of increasing responsibility in the surgical products business, culminating as Senior Vice President and General Manager of AMO Surgical Products, a position he held from 1991 to 1995.

Aimee S. Weisner has been Corporate Vice President, General Counsel and Secretary of the Company since January 2002. Ms. Weisner also served as Vice President and Assistant General Counsel of Allergan from January through June 2002 and as an Assistant Secretary of Allergan from November 1998 to April 2002. Prior to January 2002, Ms. Weisner served as Corporate Counsel of Allergan, which she joined in 1998. From 1994 to 1998, Ms. Weisner was an attorney with the law firm of O’Melveny & Myers LLP.

Christopher G. Chavez joined Advanced Neuromodulation Systems as President, Chief Executive Officer and Director in April 1998. Prior to joining ANS, Mr. Chavez was Vice President of Worldwide Marketing and Strategic Planning for Eastman Kodak’s Health Imaging Division where the division’s five worldwide profit centers reported to him. From 1981 to 1997, Mr. Chavez was with Johnson & Johnson Medical, Inc., a major division of Johnson & Johnson. While with J&J, he progressed through several positions in finance, strategic planning, domestic and international marketing, new business development and general management. His most recent position was Vice President and General Manager of the Infection Prevention Business Unit, one of four worldwide business units with approximately one-half billion dollars in sales. Mr. Chavez received his MBA from the Harvard Graduate School of Business in 1979. Mr. Chavez currently serves on the board of directors of Medical Device Manufacturers Association, The Dallas/Fort Worth Health Industry Council and The North Texas Visiting Nurse Association.

William J. Link, Ph.D. is Managing Director and a co-founder of Versant Ventures, a venture capital firm located in Newport Beach, California investing in early-stage health care companies. Prior to co-founding Versant Ventures in 1999, Dr. Link was a general partner at Brentwood Venture Capital, where he invested in a number of early-stage companies, including C & C Vision, Endicor, FeRx, Genyx, IntraLase, IntraTherapeutics, Refractec and Theracardia. From 1986 to 1997, Dr. Link was Chairman and Chief Executive Officer of Chiron Vision, a subsidiary of Chiron Corporation founded by Dr. Link, which specialized in ophthalmic surgical products and which was later sold to Bausch and Lomb in late 1997. Prior to Chiron Vision, Dr. Link founded and served as President of American Medical Optics, a division of American Hospital Supply Corporation, which was sold to Allergan in 1986. Before entering the health care industry, Dr. Link was an assistant professor in the Department of Surgery at the Indiana University School of Medicine. Dr. Link earned his bachelor’s, master’s and doctorate degrees in mechanical engineering from Purdue University.

Michael A. Mussallem is the Chairman of the Board and Chief Executive Officer of Edwards Lifesciences Corporation, a position he has held since 2000, when Edwards Lifesciences was spun off from Baxter International, Inc. Mr. Mussallem joined Baxter in 1979 and was the Group Vice President of Baxter’s CardioVascular business from 1994 to 2000 and Group Vice President of Baxter’s Biopharmaceutical business from 1998 to 2000. Mr. Mussallem serves on the boards of AdvMed, the California Healthcare Institute, and World Heart Corporation, and is a member of the roundtable of the Keck Graduate Institute.

David E.I. Pyott has served as President and Chief Executive Officer of Allergan since January 1998. He has been a Director of Allergan since 1998 and Chairman since 2001. Previously, he was head of the Nutrition Division and a member of the Executive Committee of Novartis AG from 1995 until December 1997. From  1992 to 1995, Mr. Pyott was President and Chief Executive Officer of Sandoz Nutrition Corp., Minneapolis, Minnesota and General Manager of Sandoz Nutrition, Barcelona, Spain from 1990 to 1992. Prior to that,  Mr. Pyott held various positions within the Sandoz Nutrition group from 1980. He is a member of the Directors’

Board of the University of California (Irvine) Graduate School of Management and serves on their Executive Committee, Vice-Chair of the Chief Executive Roundtable for University of California (Irvine), is the President of the Pan-American Ophthalmological Foundation and a member of the Board of the Foundation of the American Academy of Ophthalmology. Mr. Pyott is also a member of the Board of the Pharmaceutical Research and Manufacturers of America (PhRMA), the Vice-Chairman of the California Healthcare Institute, and a member of the Board of Directors of Avery-Dennison Corporation, and Edwards Lifesciences Corporation.

James O. Rollans is Group Executive of Investor Relations and Corporate Communications for Fluor Corporation, where he is responsible for leading the company’s external affairs, including Investor Relations, Corporate Communications, Community and Government Relations functions. Prior to assuming this role in February 2002, Mr. Rollans served as Group Executive of Business Services (from February 2001). Joining Fluor in 1982, Mr. Rollans’ tenure with the company has included several positions at the senior executive level, including that of Senior Vice President and Chief Administrative Officer from 1994 to 1998; Senior Vice President and Chief Financial Officer from 1998 to 1999 and from 1992 to 1994; and Vice President of Corporate Communications from 1982 to 1992. He also served as the first President and Chief Executive Officer of Fluor Signature Services, the former business services enterprise of Fluor Corporation from 1999 to 2001.  Mr. Rollans is a member of the Fluor Corporation Board of Directors and serves on the boards of Flowserve Corporation, Cupertino Electric Inc., and the Irvine Regional Hospital and Medical Center.

Committees of the Board of Directors

We are managed under the direction of our board of directors. Our board of directors has established an Audit and Finance Committee, an Organization, Compensation and Corporate Governance Committee and a Science and Technology Committee.

Audit and Finance Committee. The Audit and Finance Committee is comprised of Dr. Link and  Messrs. Rollans, Grant and Mussallem. The functions of this committee include:

•	meeting with our management periodically to consider the adequacy of our internal controls and the objectivity of our financial reporting;

•	recommending to our board of directors the appointment of the independent auditors and reviewing the independence and fees of such independent auditors;

•	meeting with the independent auditors and reviewing the scope and significant findings of the audits performed by them, and meeting with internal financial personnel regarding these matters; and

•
reviewing our financing plans, the adequacy and sufficiency of our financial and accounting controls, practices and procedures, the activities and recommendations of our auditors and our reporting policies and practices, and reporting recommendations to our full board of directors for approval.

Our independent auditors and our internal financial personnel have regular private meetings and unrestricted access with this committee.

Organization, Compensation and Corporate Governance Committee. Our Organization, Compensation and Corporate Governance Committee is comprised of Messrs. Mussallem, Chavez, Grant and Rollans. The functions of this committee include:

•	reviewing and approving our corporate organizational structure;

•	reviewing the performance of corporate officers;

•	establishing overall employee compensation policies and recommending to our board major compensation programs;

•	reviewing and approving the compensation of our corporate officers, including salary and bonus awards;

•	administering our various employee benefit and equity incentive programs; and

•
evaluating the size and composition of our board of directors, reviewing the performance of existing directors and recommending to our board qualified candidates for election to our board of directors.

Science and Technology Committee. Our Science and Technology Committee is comprised of Dr. Link and Messrs. Chavez, Mazzo and Pyott. The functions of this committee include reviewing our research and development programs and projects to evaluate investment allocations, our portfolio of strategic patents and major technology-based transactions.

Director Compensation

Our non-employee directors receive an annual cash retainer of $24,000 and an additional nominal fee of:

•	$1,200 for attending each board meeting,

•	$1,000 for each committee member attending a committee meeting, and

•	$1,200 for each committee chairperson presiding over a committee meeting.

Additionally, our non-employee directors are entitled to participate in our incentive compensation plan, receiving 20,000 options upon initial election and 6,500 options per year thereafter.

Our Chairman of the Board receives an annual cash retainer of $150,000 and meeting fees as set forth above. The Chairman, as a non-employee director, also received an initial stock option grant of options to purchase 40,000 shares of our common stock, and will receive options to purchase 13,000 shares annually thereafter.

Executive Compensation

The Organization, Compensation and Corporate Governance Committee is responsible for administering the compensation program for our executive officers. We were formed in October 2001. We did not have any employees nor pay any salaries in 2001. Although certain of the individuals who will be serving as our executive officers were performing services in connection with our businesses during the last fiscal year, those individuals were employed by Allergan during such period, were not dedicated exclusively to our businesses and, in fact, devoted substantial time and effort to other Allergan businesses or to the Allergan organization in general. Accordingly, no information on the compensation of executive officers during the last fiscal year is included. Our Annual Report on Form 10-K for fiscal year 2002 will contain information on compensation paid to our executive officers in fiscal year 2002.

Our executive compensation program is designed to attract, motivate and retain the executive talent needed to optimize stockholder value in a competitive environment. Our executive compensation program is designed to provide:

•	levels of base compensation that are competitive with comparable optical medical device companies;

•	annual incentive compensation that varies in a consistent manner with the achievement of individual and financial performance objectives; and

•	long-term incentive compensation that focuses executive efforts on building stockholder value through meeting longer-term financial and strategic goals.

In designing and administering our executive compensation program, we attempt to strike an appropriate balance among these various elements.

Base Salary. Base salary is determined by an assessment of sustained performance against individual job responsibilities and includes, where appropriate, an analysis of the impact of the executive’s performance on our business results, the executive’s current salary in relation to the salary range designated for the job and the executive’s potential for advancement.

Annual Incentives. Payments under our 2002 Bonus Plan are tied to both corporate objectives (establishing a direct link between the executive’s pay and our financial success) and individual objectives. Achievement of corporate objectives determine the funding of the plan and are measured by pre-established financial performance targets. The bonus pool will be funded at 100% if the financial performance target is achieved, and the bonus pool is automatically adjusted if the actual performance surpasses or falls below the financial performance target. Once funded, the bonus pool is allocated to our business units based on each unit’s respective results.

Achievement of individual objectives determines the amount of the bonus pool awarded to individual executives and may include factors such as financial targets, identifying and pursuing new business opportunities, obtaining regulatory approvals for new products as well as new indications for existing products, introducing new products into designated markets and identifying and implementing cost reduction measures. This information is considered in an evaluation of overall performance for purposes of determining the actual bonus paid.

Long-term Incentives. Our long-term incentives are primarily in the form of stock option awards. However, restricted stock may also be granted on a selected basis to attract, retain and motivate key executives critical to our long-term success. In addition, performance units and performance shares may also be granted in the future to further align executive compensation with our financial success. The objective of these awards is to advance our longer-term interests and those of our stockholders and to complement incentives tied to annual performance. These awards will provide rewards to executives based upon the creation of incremental stockholder value.

Stock options will only produce value to executives if the price of our stock appreciates, thereby directly linking the interests of executives with those of stockholders. The number of stock options granted is based on the level of an executive’s position, the executive’s performance in the prior year and the executive’s potential for continued sustained contributions to our success. In order to preserve the linkage between the interests of executives and those of stockholders, the executives are expected to use the shares obtained on the exercise of their stock options, after satisfying the cost of exercise and taxes, to establish a significant level of direct ownership.

Employment Agreements

We entered into an employment agreement with our President and Chief Executive Officer, Mr. Mazzo on January 18, 2002.

Position and Base Salary. Mr. Mazzo’s employment agreement provides that he will serve as our President and Chief Executive Officer and will receive an annual base salary of $450,000, which amount will be reviewed at least annually and may be adjusted from time to time by our board of directors. Mr. Mazzo will also serve as a member of our board of directors. While he will not be paid a fee for his service as a director, we will reimburse him for his reasonable expenses incurred in his service as a director.

Term. The term of Mr. Mazzo’s employment agreement is for three years commencing on June 29, 2002 and may be automatically extended for successive one-year terms unless either party to the agreement elects in writing not to extend the term.

Termination by Us Without Cause or by Mr. Mazzo for Good Reason. In the event that Mr. Mazzo is terminated by us other than for “cause,” or if Mr. Mazzo terminates his employment for “good reason,” Mr. Mazzo will receive severance pay that includes:

•	a prorated portion of Mr. Mazzo’s targeted annual bonus;

•	an amount representing Mr. Mazzo’s unused accrued vacation time (at his base salary rate) through the date of termination;

•	continued medical and other welfare plan coverage for Mr. Mazzo and his eligible dependents for twelve months;

•
a severance payment calculated by multiplying Mr. Mazzo’s annual compensation by three. For the purposes of this severance payment calculation, Mr. Mazzo’s annual compensation is defined as the sum of (i) the higher of his then-current base salary or his highest annual salary within the five year period ending at the time of his termination plus (ii) a management bonus increment, which is equal to the higher of 100% of his then-current annual target bonus rate or the average of the two highest of the last five bonuses paid by us to Mr. Mazzo.

The employment agreement defines “cause” to include among other things, the conviction of Mr. Mazzo of any felony involving an act of moral turpitude or his material misconduct or refusal to comply with the written instructions of our board of directors. The employment agreement also defines “good reason” to include any material change in Mr. Mazzo’s duties or the material reduction or adverse modification of Mr. Mazzo’s compensation.

Change of Control. In the event Mr. Mazzo’s employment is terminated by us without cause, or by him for good reason, 120 days prior to or within two years after a change in control event occurs, the employment agreement provides that all of Mr. Mazzo’s stock options, incentive compensation awards and restricted stock that are outstanding at the time of the termination will immediately become fully exercisable, payable or free from restrictions, respectively. The applicable exercise period for any stock option or other award will continue for the length of the exercise period specified in the grant of the award as determined without regard to Mr. Mazzo’s termination of employment. Mr. Mazzo will also be allowed to continue to participate for three years following his termination in all of our employee benefit plans that were available to him before termination. A change of control is defined in Mr. Mazzo’s employment agreement as any of the following transactions:

•
the acquisition by any person or entity of 20% or more of the combined voting power of our company if such acquisition has not been approved in advance, or within 30 days after the acquisition, by a majority of our board of directors;

•	the acquisition by any person or entity of 33% or more of the combined voting power of our company, regardless of whether our board of directors has approved the acquisition;

•
individuals who comprise our board of directors at the time of the distribution, or individuals subsequently nominated as directors by a majority of those original directors and their successors, cease for any reason to constitute at least a majority of our board of directors;

•
our consummation of a merger, consolidation or reorganization, unless holders of our voting securities continue to hold at least 55% of the voting power in the surviving company and no person or entity becomes the owner of 20% or more of the combined voting power of our outstanding securities; or

•	the approval by our stockholders of a plan of complete liquidation or an agreement for the sale or transfer of all or substantially all of our assets.

Restrictive Covenants. Mr. Mazzo has agreed not to disclose our confidential information to any other person or entity for a period of five years or to solicit any of our employees for a period of two years.

Repatriation. We have agreed to repatriate Mr. Mazzo and his household from the United Kingdom. As part of his repatriation, we will pay the travel and moving costs associated with moving his household to California, as well as any temporary living expenses incurred while Mr. Mazzo establishes a permanent residence in California. To further assist in his repatriation, we have also agreed to pay Mr. Mazzo a tax-free allowance equal to one month’s salary and to provide him a five-year, interest free relocation loan of up to $500,000.

Excise Tax Gross-Up. In the event that any payment or benefits Mr. Mazzo receives pursuant to the employment agreement is deemed to constitute an “excess parachute payment” under Section 280G of the Internal Revenue Code, he is entitled to an excise tax gross-up payment to the full extent of his corresponding excise tax liability.

OWNERSHIP OF OUR STOCK

The following table sets forth information with respect to the beneficial ownership of our outstanding common stock, as of July 22, 2002, by:

•	each person who is known by us to be the beneficial owner of 5% or more of our common stock;

•	each of our directors and our Chief Executive Officer; and

•	all of our directors and executive officers as a group.

Beneficial Owner (1)	Shares of Common Stock Beneficially Owned (2)		Percent of Class
Putnam Investments, LLC One Post Office Square Boston, MA 02109	2,891,842	(3)	10.07%

FMR Corp. 82 Devonshire Street Boston, MA 02109	2,779,543	(4)	9.68%

William R. Grant	7,826		*

David E.I. Pyott	10,196		*

James V. Mazzo	3,156		*

Christopher G. Chavez	—		*

William J. Link	—		*

Michael A. Mussallem	—		*

James A. Rollans	—		*

All current directors and executive officers (15 persons, including those named above)	21,687

      *Less than 1%
(1)	Unless otherwise indicated, the business address of each stockholder is c/o Advanced Medical Optics, Inc., 1700 E. St. Andrew Place, Santa Ana, California 92799-5162.
(2)
Beneficial ownership is calculated based on 28,723,512 shares of our common stock outstanding as of July 22, 2002. Beneficial ownership is determined in accordance with Securities and Exchange Commission rules. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options held by that person that are exercisable within 60 days of July 22, 2002 are deemed outstanding. Such shares, however, are not deemed outstanding for the purpose of computing the percentage of each other person. To our knowledge, except pursuant to applicable community property laws or as otherwise indicated, each person named in the table has the sole voting and investment power with respect to the shares set forth opposite such person’s name.

(3)
Based on application of the 1-for-4.5 distribution ratio to shares of Allergan common stock as reported in an amended Schedule 13G, dated February 5, 2002, filed with the Securities and Exchange Commission by Putnam Investments, LLC (“PI”), on behalf of itself and the following affiliated entities: Marsh & McLennan Companies, Inc. (“M&MC”), PI’s parent holding company, Putnam Investment Management, LLC (“PIM”) and The Putnam Advisory Company, LLC (“PAC”), both of which are investment advisors and subsidiaries of PI. Based on this filing, M&MC owns no shares of our stock. PIM is deemed to be the owner of 2,375,960 shares, over which it has shared power to dispose or to direct the disposition of all of such shares, but over which it has no voting power. PAC is deemed to be the owner of 515,881 shares, over which it has shared power to dispose or to direct the disposition of all of such shares and shared power to vote or to direct the vote of 339,558 of such shares. PI is deemed to be the owner of all of PIM’s and PAC’s shares, has shared power to dispose or to direct the disposition of all of such shares, and has shared power to vote or to direct the vote of 339,558 of such shares. All share references herein refer to shares of our common stock.

(4)
Based on application of the 1-for-4.5 distribution ratio to shares of Allergan common stock as reported in an amended Schedule 13G, dated February 14, 2002, filed with the Securities and Exchange Commission by FMR Corp. (“FMR”) on behalf of itself and affiliated persons and entities. The affiliated persons and entities include Fidelity Management & Research Company (“FMRC”), a wholly-owned subsidiary of FMR, Edward C. Johnson 3d, Chairman of FMR, Fidelity Management Trust Company (“FMTC”), a wholly-owned subsidiary of FMR, Abigail P. Johnson, a Director of FMR, Fidelity International Limited (“FIL”), a former subsidiary of FMRC that currently operates as an entity independent of FMR and FMRC, and Strategic Advisers, Inc., a wholly-owned subsidiary of FMR. Based on such filing, FMRC, as a result of acting as investment advisor to various investment companies, owns 2,482,980 shares, FMTC, as a result of serving as investment manager of institutional accounts, owns 206,362 shares, Ms. Johnson owns 222 shares, FIL owns 89,919 shares and Strategic Advisers owns 59 shares. Both Mr. Johnson and FMR, through its control of FMRC and FMTC, have sole dispositive power over both FMRC’s 2,482,980 shares and FMTC’s 206,362 shares, and sole voting power over 164,096 of FMTC’s shares. Neither FMR nor Mr. Johnson has the sole power to vote or to direct the voting of any of FMRC’s shares; FMRC carries out the voting of shares under written guidelines established by the Fidelity Funds’ Boards of Trustees. Ms. Johnson has sole voting and dispositive power over her 222 shares and FIL has sole voting and dispositive power over its 89,919 shares. All share references herein refer to shares of our common stock.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Following the distribution, we will have a continuing relationship with Allergan as a result of the agreements we are entering into in connection with the distribution, including the contribution and distribution agreement, the transitional services agreement, the manufacturing agreement, the employee matters agreement and the tax sharing agreement. We believe the charges for services under both the transitional services agreement and the manufacturing agreement will be no less favorable to us than those we could have obtained by negotiating these agreements at arms-length with an independent third party. For a detailed discussion of each of these agreements, please see “Arrangements with Allergan.”

Some of our officers and directors own shares of Allergan common stock and vested options to acquire additional shares of Allergan common stock. See “Ownership of Our Stock.” Additionally, some of our directors are former employees of Allergan, and will, in some instances, continue to be employed by or a director of Allergan. Ownership of Allergan common stock, including options to acquire Allergan common stock, or employment by Allergan of some of our directors, could create or appear to create conflicts of interest for such directors and officers when faced with decisions that could have disparate implications for Allergan and us. See “Risk Factors—Risks Relating to the Transactions—Many of our executive officers and some of our directors may have potential conflicts of interest because of their ownership of Allergan common stock and other ties to Allergan” and “Management.”

On May 13, 2002, in connection with his relocation from Europe to the United States, Allergan made an interest-free loan in the amount of $500,000 to James V. Mazzo, our President and Chief Executive Officer, to be used to purchase a residence in Orange County, California. Mr. Mazzo repaid the loan from Allergan with proceeds from an interest free loan of an equal amount made by us to Mr. Mazzo in connection with the spin-off. The loan is payable in full upon the earlier of five years or the date Mr. Mazzo ceases to be an employee of ours. As of June 29, 2002, the outstanding balance on the loan was $500,000. See “Management—Employment Agreements.”

THE EXCHANGE OFFER

Purpose and Effect

Concurrently with the sale of the old notes on June 20, 2002, we entered into a registration rights agreement with the initial purchasers of the old notes, which requires us to file the registration statement under the Securities Act with respect to the exchange notes and, upon the effectiveness of the registration statement, offer to the holders of the old notes the opportunity to exchange their old notes for a like principal amount of exchange notes. The exchange notes will be issued without a restrictive legend and generally may be reoffered and resold without registration under the Securities Act. The registration rights agreement further provides that we must cause the registration statement to be declared effective by November 17, 2002, and must consummate the exchange offer by January 1, 2003.

Except as described below, upon the completion of the exchange offer, our obligations with respect to the registration of the old notes and the exchange notes will terminate. A copy of the registration rights agreement has been filed as an exhibit to the registration statement of which this prospectus is a part, and this summary of the material provisions of the registration rights agreement does not purport to be complete and is qualified in its entirety by reference to the complete registration rights agreement. As a result of the timely filing and the effectiveness of the registration statement, we will not have to pay certain liquidated damages on the old notes provided in the registration rights agreement. Following the completion of the exchange offer, holders of old notes not tendered will not have any further registration rights other than as set forth in the paragraphs below, and the old notes will continue to be subject to certain restrictions on transfer. Additionally, the liquidity of the market for the old notes could be adversely affected upon consummation of the exchange offer.

In order to participate in the exchange offer, a holder must represent to us, among other things, that:

•	the exchange notes acquired pursuant to the exchange offer are being obtained in the ordinary course of business of the holder;

•	the holder is not engaging in and does not intend to engage in a distribution of the exchange notes;

•	the holder does not have an arrangement or understanding with any person to participate in the distribution of the exchange notes; and

•	the holder is not an “affiliate,” as defined under Rule 405 under the Securities Act, of ours.

Under certain circumstances specified in the registration rights agreement, we may be required to file a “shelf” registration statement for a continuous offer in connection with the old notes pursuant to Rule 415 under the Securities Act.

We are making the exchange offer in reliance on an interpretation by the SEC’s staff set forth in no-action letters issued to third parties unrelated to us. However, we have not sought our own interpretive letter and we can provide no assurance that the staff would make a similar determination with respect to the exchange offer as it has in interpretive letters to third parties. Based on these interpretations by the staff, we believe that, with the exceptions set forth below, exchange notes issued in the exchange offer may be offered for resale, resold and otherwise transferred by the holder of exchange notes without compliance with the registration and prospectus delivery requirements of the Securities Act, unless the holder:

•	is an “affiliate” of ours within the meaning of Rule 405 under the Securities Act;

•	is a broker-dealer who purchased old notes directly from us for resale under Rule 144A or any other available exemption under the Securities Act;

•	acquired the exchange notes other than in the ordinary course of the holder’s business; or

•	the holder has an arrangement with any person to engage in the distribution of the exchange notes.

Any holder who tenders in the exchange offer for the purpose of participating in a distribution of the exchange notes or any “affiliate” cannot rely on this interpretation by the SEC’s staff and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction. Each broker-dealer that receives exchange notes for its own account in exchange for old notes, where such old notes were acquired by such broker-dealer as a result of market making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. See “Plan of Distribution.” Broker-dealers who acquired old notes directly from us and not as a result of market making activities or other trading activities may not rely on the staff’s interpretations discussed above or participate in the exchange offer, and must comply with the prospectus delivery requirements of the Securities Act in order to sell the old notes.

Terms of the Exchange Offer

Upon the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal, we will accept any and all old notes validly tendered and not withdrawn prior to the expiration date. We will issue $1,000 in principal amount of exchange notes in exchange for each $1,000 principal amount of outstanding old notes accepted in the exchange offer. Holders may tender some or all of their old notes pursuant to the exchange offer. However, old notes may be tendered only in integral multiples of $1,000 in principal amount.

The exchange notes will evidence the same debt as the old notes and will be issued under the terms of, and entitled to the benefits of, the indenture relating to the old notes.

This prospectus, together with the letter of transmittal, is being sent to the registered holder and to others believed to have beneficial interests in the old notes. We intend to conduct the exchange offer in accordance with the applicable requirements of the Exchange Act and the rules and regulations of the SEC promulgated under the Exchange Act.

We will be deemed to have accepted validly tendered old notes when, as and if we have given oral or written notice thereof to The Bank of New York, the exchange agent. The exchange agent will act as agent for the tendering holders for the purpose of receiving the exchange notes from us. If any tendered old notes are not accepted for exchange because of an invalid tender, the occurrence of certain other events set forth under the heading “—Conditions to the Exchange Offer” or otherwise, certificates for any such unaccepted old notes will be returned, without expense, to the tendering holder of those old notes as promptly as practicable after the expiration date unless the exchange offer is extended.

Expiration Date; Extensions; Amendments

The expiration date shall be 5:00 p.m., New York City time, on                  , 2002, unless we, in our sole discretion, extend the exchange offer, in which case the expiration date shall be the latest date and time to which the exchange offer is extended. In order to extend the exchange offer, we will notify the exchange agent and each registered holder of any extension by oral or written notice prior to 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date. We reserve the right, in our sole discretion:

(A) to delay accepting any old notes, to extend the exchange offer or, if any of the conditions set forth under “—Conditions to Exchange Offer” shall not have been satisfied, to terminate the exchange offer, by giving oral or written notice of that delay, extension or termination to the exchange agent, or

(B) to amend the terms of the exchange offer in any manner.

In the event that we make a fundamental change to the terms of the exchange offer, we will file a post-effective amendment to the registration statement.

Procedures for Tendering Old Notes

Only a holder of old notes may tender the old notes in the exchange offer. Except as set forth under “—Book-Entry Transfer,” to tender in the exchange offer a holder must complete, sign and date the letter of transmittal, or a copy of the letter of transmittal, have the signatures on the letter of transmittal guaranteed if required by the letter of transmittal and mail or otherwise deliver the letter of transmittal or copy to the exchange agent prior to the expiration date. In addition:

•	certificates for the old notes must be received by the exchange agent along with the letter of transmittal prior to the expiration date;

•
a timely confirmation of a book-entry transfer, a “book-entry confirmation”, of the old notes, if that procedure is available, into the exchange agent’s account at The Depository Trust Company, also referred to as the “DTC” or the “book-entry transfer facility”, following the procedure for book-entry transfer described below, must be received by the exchange agent prior to the expiration date; or

•	you must comply with the guaranteed delivery procedures described below.

To be tendered effectively, the letter of transmittal and other required documents must be received by the exchange agent at the address set forth under “—Exchange Agent” prior to the expiration date.

Your tender, if not withdrawn prior to the expiration date, will constitute an agreement between you and us in accordance with the terms and subject to the conditions set forth herein and in the letter of transmittal.

The method of delivery of old notes and the letter of transmittal and all other required documents to the exchange agent is at your election and risk. Instead of delivery by mail, it is recommended that you use an overnight or hand delivery service. In all cases, sufficient time should be allowed to assure delivery to the exchange agent before the expiration date. No letter of transmittal or old notes should be sent to us. You may request your broker, dealer, commercial bank, trust company or nominee to effect these transactions for you.

Any beneficial owner whose old notes are registered in the name of a broker, dealer, commercial bank, trust company, or other nominee and who wishes to tender should contact the registered holder promptly and instruct the registered holder to tender on the beneficial owner’s behalf. If the beneficial owner wishes to tender on its own behalf, the beneficial owner must, prior to completing and executing the letter of transmittal and delivering the owner’s old notes, either make appropriate arrangements to register ownership of the old notes in the beneficial owner’s name or obtain a properly completed bond power from the registered holder. The transfer of registered ownership may take considerable time.

Signatures on a letter of transmittal or a notice of withdrawal, as the case may be, must be guaranteed by an “eligible guarantor institution” that is a member of a recognized signature guarantee medallion program within the meaning of Rule 17Ad-15 under the Exchange Act unless old notes tendered pursuant thereto are tendered:

•	by a registered holder who has not completed the box entitled “Special Registration Instruction” or “Special Delivery Instructions” on the letter of transmittal; or

•	for the account of an eligible guarantor institution.

If the letter of transmittal is signed by a person other than the registered holder of any old notes listed in the letter of transmittal, the old notes must be endorsed or accompanied by a properly completed bond power, signed by the registered holder as that registered holder’s name appears on the old notes.

If the letter of transmittal or any old notes or bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing, and evidence satisfactory to us of their authority to so act must be submitted with the letter of transmittal unless waived by us.

All questions as to the validity, form, eligibility, including time of receipt, acceptance, and withdrawal of tendered old notes will be determined by us in our sole discretion, which determination will be final and binding. We reserve the absolute right to reject any and all old notes not properly tendered or any old notes our acceptance of which would, in the opinion of our counsel, be unlawful. We also reserve the right to waive any defects, irregularities or conditions of tender as to particular old notes. Our interpretation of the terms and conditions of the exchange offer, including the instructions in the letter of transmittal, will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of old notes must be cured within such time as we shall determine. Although we intend to notify holders of defects or irregularities with respect to tenders of old notes, neither we, the exchange agent, nor any other person shall incur any liability for failure to give that notification. Tenders of old notes will not be deemed to have been made until such defects or irregularities have been cured or waived. Any old notes received by the exchange agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned by the exchange agent to the tendering holders, unless otherwise provided in the letter of transmittal, as soon as practicable following the expiration date, unless the exchange offer is extended.

In addition, we reserve the right in our sole discretion to purchase or make offers for any old notes that remain outstanding after the expiration date or, as set forth under “—Conditions to the Exchange Offer,” to terminate the exchange offer and, to the extent permitted by applicable law, purchase old notes in the open market, in privately negotiated transactions, or otherwise. The terms of any such purchases or offers could differ from the terms of the exchange offer.

By tendering, you will be representing to us that, among other things:

•
the exchange notes acquired in the exchange offer are being obtained in the ordinary course of business of the person receiving such exchange notes, whether or not such person is the registered holder;

•	you are not engaging in and do not intend to engage in a distribution of the exchange notes;

•	you do not have an arrangement or understanding with any person to participate in the distribution of such exchange notes; and

•	you are not an “affiliate,” as defined under Rule 405 of the Securities Act, of ours.

In all cases, issuance of exchange notes for old notes that are accepted for exchange in the exchange offer will be made only after timely receipt by the exchange agent of certificates for such old notes or a timely book-entry confirmation of such old notes into the exchange agent’s account at the book-entry transfer facility, a properly completed and duly executed letter of transmittal or, with respect to the DTC and its participants, electronic instructions in which the tendering holder acknowledges its receipt of and agreement to be bound by the letter of transmittal, and all other required documents. If any tendered old notes are not accepted for any reason set forth in the terms and conditions of the exchange offer or if old notes are submitted for a greater principal amount than the holder desires to exchange, such unaccepted or non-exchanged old notes will be returned without expense to the tendering holder or, in the case of old notes tendered by book-entry transfer into the exchange agent’s account at the book-entry transfer facility according to the book-entry transfer procedures described below, those nonexchanged old notes will be credited to an account maintained with that book-entry transfer facility, in each case, as promptly as practicable after the expiration or termination of the exchange offer.

Each broker-dealer that receives exchange notes for its own account in exchange for old notes, where those old notes were acquired by such broker-dealer as a result of market making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of those exchange notes. See “Plan of Distribution.”

Book-Entry Transfer

The exchange agent will make a request to establish an account with respect to the old notes at the book-entry transfer facility for purposes of the exchange offer within two business days after the date of this prospectus, and any financial institution that is a participant in the book-entry transfer facility’s systems may make book-entry delivery of old notes being tendered by causing the book-entry transfer facility to transfer such old notes into the exchange agent’s account at the book-entry transfer facility in accordance with that book-entry transfer facility’s procedures for transfer. However, although delivery of old notes may be effected through book-entry transfer at the book-entry transfer facility, the letter of transmittal or copy of the letter of transmittal, with any required signature guarantees and any other required documents, must, in any case other than as set forth in the following paragraph, be transmitted to and received by the exchange agent at the address set forth under “—Exchange Agent” on or prior to the expiration date or the guaranteed delivery procedures described below must be complied with.

The DTC’s automated tender offer program, or ATOP, is the only method of processing exchange offers through the DTC. To accept the exchange offer through ATOP, participants in the DTC must send electronic instructions to the DTC through the DTC’s communication system instead of sending a signed, hard copy letter of transmittal. The DTC is obligated to communicate those electronic instructions to the exchange agent. To tender old notes through ATOP, the electronic instructions sent to the DTC and transmitted by the DTC to the exchange agent must contain the character by which the participant acknowledges its receipt of and agrees to be bound by the letter of transmittal.

Guaranteed Delivery Procedures

If a registered holder of the old notes desires to tender old notes and the old notes are not immediately available, or time will not permit that holder’s old notes or other required documents to reach the exchange agent prior to the expiration date, or the procedure for book-entry transfer cannot be completed on a timely basis, a tender may be effected if:

•	the tender is made through an eligible guarantor institution;

•
prior to the expiration date, the exchange agent receives from that eligible guarantor institution a properly completed and duly executed letter of transmittal or a facsimile of duly executed letter of transmittal and notice of guaranteed delivery, substantially in the form provided by us, by telegram, telex, fax transmission, mail or hand delivery, setting forth the name and address of the holder of old notes and the amount of the old notes tendered and stating that the tender is being made by guaranteed delivery and guaranteeing that within three New York Stock Exchange trading days after the date of execution of the notice of guaranteed delivery, the certificates for all physically tendered old notes, in proper form for transfer, or a book-entry confirmation, as the case may be, will be deposited by the eligible guarantor institution with the exchange agent; and

•
the certificates for all physically tendered old notes, in proper form for transfer, or a book-entry confirmation, as the case may be, are received by the exchange agent within three New York Stock Exchange trading days after the date of execution of the notice of guaranteed delivery.

Withdrawal Rights

Tenders of old notes may be withdrawn at any time prior to the expiration date. For a withdrawal of a tender of old notes to be effective, a written or, for The DTC participants, electronic ATOP transmission notice of withdrawal, must be received by the exchange agent at its address set forth under “—Exchange Agent” prior to the expiration date. Any such notice of withdrawal must:

•	specify the name of the person having deposited the old notes to be withdrawn;

•	identify the old notes to be withdrawn, including the certificate number or numbers and principal amount of such old notes;

•
be signed by the holder in the same manner as the original signature on the letter of transmittal by which such old notes were tendered, including any required signature guarantees, or be accompanied by documents of transfer sufficient to have the trustee register the transfer of such old notes into the name of the person withdrawing the tender; and

•	specify the name in which any such old notes are to be registered, if different from that of the person who tendered the old notes.

All questions as to the validity, form, eligibility and time of receipt of such notices will be determined by us, whose determination shall be final and binding on all parties. Any old notes so withdrawn will be deemed not to have been validly tendered for exchange for purposes of the exchange offer. Any old notes which have been tendered for exchange, but which are not exchanged for any reason, will be returned to the holder of those old notes without cost to that holder as soon as practicable after withdrawal, rejection of tender, or termination of the exchange offer. Properly withdrawn old notes may be retendered by following one of the procedures under “—Procedures for Tendering Old Notes” at any time on or prior to the expiration date.

Conditions to the Exchange Offer

Notwithstanding any other provision of the exchange offer, we will not be required to accept for exchange, or to issue exchange notes in exchange for, any old notes and may terminate or amend the exchange offer if at any time before the acceptance of those old notes for exchange or the exchange of the exchange notes for those old notes, we determine that the exchange offer violates applicable law, any applicable interpretation of the staff of the SEC or any order of any governmental agency or court of competent jurisdiction.

The foregoing conditions are for our sole benefit and may be asserted by us regardless of the circumstances giving rise to any such condition or may be waived by us in whole or in part at any time and from time to time in our sole discretion. The failure by us at any time to exercise any of the foregoing rights shall not be deemed a waiver of any of those rights and each of those rights shall be deemed an ongoing right which may be asserted at any time and from time to time.

In addition, we will not accept for exchange any old notes tendered, and no exchange notes will be issued in exchange for those old notes, if at such time any stop order shall be threatened or in effect with respect to the registration statement of which this prospectus constitutes a part or the qualification of the indenture under the Trust Indenture Act of 1939. In any of those events we are required to use every reasonable effort to obtain the withdrawal of any stop order at the earliest possible time.

The exchange offer is not conditioned upon any minimum principal amount of old notes being tendered for exchange.

Exchange Agent

All executed letters of transmittal should be directed to the exchange agent. The Bank of New York has been appointed as exchange agent for the exchange offer. Questions, requests for assistance and requests for additional copies of this prospectus or of the letter of transmittal should be directed to the exchange agent addressed as follows:

By Registered or Certified Mail:	By Hand Delivery or Overnight Courier:	By Facsimile (Eligible Institutions Only):

The Bank of New York Corporate Trust Operations Reorganization Unit 101 Barclay Street, 7E New York, New York, 10286 Attention: Kim Lau Reference: Advanced Medical Optics, Inc.	The Bank of New York Corporate Trust Operations Reorganization Unit 101 Barclay Street, 7E New York, New York, 10286 Attention: Kim Lau Reference: Advanced Medical Optics, Inc.	(212) 298-1915 Attention: Kim Lau Reference: Advanced Medical Optics, Inc.

For Information or Confirmation by Telephone:
(212) 815-3750

Originals of all documents sent by facsimile should be sent promptly by registered or certified mail, by hand or by overnight delivery service.

Fees And Expenses

We will not make any payments to brokers, dealers or others soliciting acceptances of the exchange offer. The principal solicitation is being made by mail; however, additional solicitations may be made in person or by telephone by our officers and employees. The estimated cash expenses to be incurred in connection with the exchange offer will be paid by us and will include fees and expenses of the exchange agent, accounting, legal, printing and related fees and expenses.

Transfer Taxes

Holders who tender their old notes for exchange will not be obligated to pay any transfer taxes in connection with that tender or exchange, except that holders who instruct us to register exchange notes in the name of, or request that old notes not tendered or not accepted in the exchange offer be returned to, a person other than the registered tendering holder will be responsible for the payment of any applicable transfer tax on those old notes.

DESCRIPTION OF THE SENIOR CREDIT FACILITY

On June 21, 2002, we entered into a senior credit facility with Merrill Lynch, Pierce, Fenner & Smith Incorporated and Banc of America Securities LLC, as co-lead arrangers, Bank of America, N.A., as administrative agent, Merrill Lynch, Pierce, Fenner & Smith Incorporated, as syndication agent, and Merrill Lynch Capital Corporation, Bank of America, N.A., and a group of lenders to be named therein, as lenders. The senior credit facility provides for a six-year $100.0 million term loan and a five-year $35.0 million revolving credit facility.

Our obligations under the senior credit facility are guaranteed by all of our current and future, direct and indirect, wholly owned domestic subsidiaries, other than any such subsidiaries that are subsidiaries of a foreign subsidiary. Our obligations under the senior credit facility are secured by, among other things, substantially all of our and the subsidiary guarantors’ assets, including a pledge of all or a portion of the capital stock of our and the subsidiary guarantors’ direct subsidiaries.

The term loan amortizes in equal quarterly payments, beginning with the third quarter ending after the date of the agreement, in an amount equal to $250,000 per quarter until the fifth anniversary of the date of the agreement, $23,750,000 per quarter for each of the next two quarters, and $24,000,000 for each of the next two quarters, subject in each case to a pro rata reduction in the event of any mandatory prepayments of the term loan. The final maturity of the term loan is on the sixth anniversary of the date of the agreement. The revolving credit facility will mature on the fifth anniversary of the date of the agreement.

We are obligated to make certain mandatory prepayments of our obligations under the senior credit facility, which are applied first to reduce amounts outstanding under the term loan, and then to reduce borrowings and commitments under the revolving credit facility. These mandatory prepayments will include payments in an amount equal to 100% of the net proceeds received by us from certain asset sales and incurrences of debt, 50% of the net proceeds from certain issuances of stock, and a portion of our excess cash flow (as defined in the senior credit facility) each year, which portion is initially 75%, and will be reduced to 50% if the ratio of our total debt to EBITDA (as calculated in accordance with the senior credit facility) is less than 2.75x, and further reduced to zero if such ratio is less than 2.25x. In addition, we may prepay all or a portion of our obligations under the senior credit facility at any time without premium or penalty, subject to certain breakage costs in connection with LIBOR-based loans.

Borrowings under the senior credit facility bear interest at a floating rate equal to either:

•	LIBOR plus an applicable margin; or

•	the higher of (i) Bank of America, N.A.’s prime rate or (ii) the federal funds rate plus 0.5%, in either case plus an applicable margin.

In the case of the revolving credit facility, the applicable margin is adjusted periodically based on our ratio of our total debt to EBITDA (as calculated in accordance with the senior credit facility). In addition, we are obligated to pay certain fees in connection with the senior credit facility, including closing fees, agency fees and a commitment fee on the unused amount of the revolving credit facility.

Borrowings under the senior credit facility are subject to, among other things, the accuracy of certain representations and warranties. In addition, the senior credit facility imposes certain covenants that restrict our operations, including limitations on, among other things, incurring additional indebtedness, creating liens on our assets, providing guarantees, making capital expenditures, entering into capital leases, engaging in mergers and acquisitions, selling assets, making investments, loans and advances and paying dividends and making other restricted payments, which include restrictions on our ability to redeem or retire the notes while the senior credit facility remains outstanding. We are also required to maintain certain financial ratios, including a maximum ratio of senior debt to EBITDA, a maximum ratio of total debt to EBITDA, a minimum ratio of EBITDA to interest expense, and a minimum ratio of EBITDA minus capital expenditures to interest expense plus income taxes plus scheduled debt amortization payments, in each case as calculated in accordance with the senior credit facility.

DESCRIPTION OF THE EXCHANGE NOTES

The old notes were, and the exchange notes will be, issued under an Indenture (the “Indenture”) dated as of June 20, 2002 among the Company, the Guarantors and The Bank of New York, as trustee (the “Trustee”). The terms of the Notes include those stated in the Indenture and those made a part of the Indenture by reference to the Trust Indenture Act of 1939.

The following is a summary of the material provisions of the Indenture and does not purport to be complete. We urge you to read the Indenture because it defines your rights as a Holder of the Notes. A copy of the Indenture is filed as an exhibit to the registration statement, of which this prospectus is a part. For definitions of capitalized terms used in the following summary, see “—Certain Definitions.” For purposes of this section, the term “Company” means Advanced Medical Optics, Inc. only, and does not include any of its Subsidiaries, and the term “Notes” shall refer collectively to the old notes and the exchange notes.

Brief Description of the Notes

The Notes

The Notes are:

•	general unsecured obligations of the Company;

•	subordinated in right of payment to all existing and future Senior Indebtedness of the Company;

•	effectively subordinated to any secured Indebtedness of the Company to the extent of the value of the assets securing such Indebtedness; and

•	pari passu or senior in right of payment to any future subordinated Indebtedness of the Company.

The Note Guarantees

The Notes are guaranteed by certain of our Restricted Subsidiaries listed in the definition of “Guarantor.”

The Note Guarantee by each Guarantor is:

•	a general unsecured obligation of such Guarantor;

•	subordinated in right of payment to all existing and future Senior Indebtedness of such Guarantor;

•	effectively subordinated to any secured Indebtedness of such Guarantor to the extent of the value of the assets securing such Indebtedness; and

•	pari passu or senior in right of payment to any future subordinated Indebtedness of such Guarantor.

The Notes are structurally subordinated to the Indebtedness and other obligations (including trade payables) of the Company’s Subsidiaries that are not Guarantors.

As of March 29, 2002, on a pro forma basis after giving effect to the Transactions, (1) the Company and the Guarantors would have had $100.0 million of Senior Indebtedness outstanding and (2) Subsidiaries of the Company that are not Guarantors would have had approximately $33.5 million of Indebtedness and other obligations outstanding.

Only Domestic Subsidiaries that also guarantee our obligations under the Senior Credit Facility will be required to guarantee the Notes. However, a significant portion of the Company’s operations are comprised of the operations of Subsidiaries of the Company that are not Guarantors. For the year ended December 31, 2001 and the three months ended March 29, 2002, on a pro forma basis after giving effect to this offering and the application of the net proceeds therefrom and to the other Transactions, the Company and the Guarantors would have generated approximately 30.8% and 30.6%, respectively, of the Company’s total combined net sales, and Subsidiaries of the Company that are not Guarantors would have generated approximately 69.2% and 69.4%, respectively, of the Company’s total combined net sales. See “Risk Factors—Risks Relating to the Notes—Your right to receive payment on the notes is junior to the right of the holders of our and the guarantors’ senior indebtedness and effectively junior to all liabilities of our subsidiaries that are not guarantors.”

All debt Incurred under the Senior Credit Facility is and will be Senior Indebtedness of the Company, is and will be guaranteed by the Guarantors on a senior basis and is and will be secured by substantially all of the assets of the Company and the Guarantors. See “Description of the Senior Credit Facility.”

The Notes will be issued only in registered form, without coupons, in denominations of $1,000 and integral multiples of $1,000. The Company will appoint the Trustee to serve as registrar and paying agent under the Indenture. No service charge will be made for any registration of transfer or exchange of the Notes, except for any tax or other governmental charge that may be imposed in connection therewith.

Maturity, Interest and Principal of the Notes

The Notes will not be limited in aggregate principal amount. Notes in aggregate principal amount of $200.0 million were issued on June 20, 2002, and will mature on July 15, 2010. Additional amounts may be issued under the Indenture in one or more series from time to time (the “Additional Notes”), subject to certain limitations described under “—Certain Covenants—Limitation on Indebtedness” and the restrictions contained in the credit facilities and other agreements of the Company. Any Additional Notes subsequently issued under the Indenture will be treated as a single class with the Notes for all purposes under the Indenture, including, without limitation, for purposes of waivers, amendments, redemptions and Offers to Purchase. Cash interest on the Notes will accrue at a rate of 9 1/4% per annum and will be payable semi-annually in arrears on each January 15 and July 15, commencing January 15, 2003, to the holders of record of Notes at the close of business on each January 1 and July 1, respectively, immediately preceding such interest payment date. Cash interest will accrue from the most recent interest payment date to which interest has been paid or, if no interest has been paid, from June 20, 2002. Interest will be computed on the basis of a 360-day year of twelve 30-day months.

Optional Redemption

The Notes are redeemable at the option of the Company, in whole or in part, at any time on or after July 15, 2006, at the redemption prices (expressed as a percentage of principal amount) set forth below, plus accrued and unpaid interest thereon, if any, to the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date), if redeemed during the twelve-month period beginning on July 15 of the years indicated below:

Year	Redemption
2006	104.625%
2007	103.083%
2008	101.542%
2009 and thereafter	100.000%

In addition, at any time and from time to time on or prior to July 15, 2005, the Company may redeem in the aggregate up to 35% of the original aggregate principal amount of the Notes (calculated after giving effect to the original issuance of Additional Notes, if any) with the net cash proceeds from one or more Public Equity Offerings, at a redemption price in cash equal to 109.25% of the principal amount thereof, plus accrued and unpaid interest thereon, if any, to the date of redemption (subject to the right of Holders of record on the relevant record date to receive interest due on the relevant interest payment date); provided, however, that at least 65% of the original aggregate principal amount of the Notes (calculated after giving effect to the original issuance of Additional Notes, if any) must remain outstanding immediately after giving effect to each such redemption

(excluding any Notes held by the Company or any of its Affiliates). Notice of any such redemption must be given within 90 days after the date of the closing of the relevant Public Equity Offering.

Selection and Notice of Redemption

In the event that less than all of the Notes are to be redeemed at any time pursuant to an optional redemption, selection of such Notes for redemption will be made by the Trustee in compliance with the requirements of the principal national securities exchange, if any, on which the Notes are listed or, if the Notes are not then listed on a national securities exchange, on a pro rata basis, by lot or by such method as the Trustee shall deem fair and appropriate; provided, however, that no Notes of a principal amount of $1,000 or less shall be redeemed in part; provided, further, however, that if a partial redemption is made with the net cash proceeds of a Public Equity Offering, selection of the Notes or portions thereof for redemption shall be made by the Trustee only on a pro rata basis or on as nearly a pro rata basis as is practicable (subject to the procedures of The Depository Trust Company), unless such method is otherwise prohibited. Notice of redemption shall be mailed by first-class mail at least 30 but not more than 60 days before the redemption date to each Holder of Notes to be redeemed at its registered address. If any Note is to be redeemed in part only, the notice of redemption that relates to such Note shall state the portion of the principal amount thereof to be redeemed. A new Note in a principal amount equal to the unredeemed portion thereof will be issued in the name of the Holder thereof upon cancellation of the original Note. On and after the redemption date, interest will cease to accrue on Notes or portions thereof called for redemption as long as the Company has deposited with the paying agent for the Notes funds in satisfaction of the applicable redemption price pursuant to the Indenture.

Subordination of the Notes

The payment of the principal of, premium, if any, and interest on the Notes is subordinated in right of payment, to the extent and in the manner provided herein and in the Indenture, to the prior payment in full in cash of all Obligations arising under Senior Indebtedness.

Upon any payment or distribution of assets or securities of the Company of any kind or character, whether in cash, property or securities (excluding any payment or distribution of Permitted Junior Securities and excluding any payment from the trust described under “—Satisfaction and Discharge of Indenture; Defeasance” (a “Defeasance Trust Payment”)), upon any dissolution or winding-up or total liquidation or reorganization of the Company, whether voluntary or involuntary or in bankruptcy, insolvency, receivership or other similar proceedings, all Senior Indebtedness shall first be paid in full in cash before the Holders of the Notes or the Trustee on behalf of such Holders shall be entitled to receive any payment by the Company of the principal of, premium, if any, or interest on the Notes, or any payment by the Company to acquire any of the Notes for cash, property or securities, or any distribution by the Company with respect to the Notes of any cash, property or securities (excluding any payment or distribution of Permitted Junior Securities and excluding any Defeasance Trust Payment).

Before any payment may be made by or on behalf of the Company of the principal of, premium, if any, or interest on the Notes upon any such dissolution or winding-up or total liquidation or reorganization, any payment or distribution of assets or securities of the Company of any kind or character, whether in cash, property or securities (excluding any payment or distribution of Permitted Junior Securities and excluding any Defeasance Trust Payment), to which the Holders of the Notes or the Trustee on behalf of such Holders would be entitled, but for the subordination provisions of the Indenture, shall be made by the Company or by any receiver, trustee in bankruptcy, liquidation trustee, agent or other Person making such payment or distribution, directly to the holders of the Senior Indebtedness (pro rata to such holders on the basis of the respective amounts of Senior Indebtedness held by such holders) or their representatives or to the trustee or trustees or agent or agents under any agreement or indenture pursuant to which any of such Senior Indebtedness may have been issued, as their respective interests may appear, to the extent necessary to pay all such Senior Indebtedness in full in cash after giving effect to any prior or concurrent payment, distribution or provision therefor to or for the holders of such Senior Indebtedness.

No direct or indirect payment (excluding any payment or distribution of Permitted Junior Securities and excluding any Defeasance Trust Payment) by or on behalf of the Company of principal of, premium, if any, or interest on the Notes, whether pursuant to the terms of the Notes, upon acceleration, pursuant to an Offer to Purchase, redemption or otherwise, will be made, and the Company may not defease the Notes, if, at the time of such payment, there exists a default in the payment of all or any portion of the Obligations on any Designated Senior Indebtedness, whether at maturity, on account of mandatory redemption or prepayment, acceleration or otherwise, and such default shall not have been cured or waived or the benefits of this sentence waived by or on behalf of the holders of such Designated Senior Indebtedness. In addition, during the continuance of any non-payment event of default with respect to any Designated Senior Indebtedness pursuant to which the maturity thereof may be immediately accelerated, and upon receipt by the Trustee of written notice (a “Payment Blockage Notice”) from the holder or holders of such Designated Senior Indebtedness or the trustee or agent acting on behalf of the holders of such Designated Senior Indebtedness, then, unless and until such event of default has been cured or waived or has ceased to exist or such Designated Senior Indebtedness has been discharged or repaid in full in cash or the benefits of these provisions have been waived by the holders of such Designated Senior Indebtedness, no direct or indirect payment (excluding any payment or distribution of Permitted Junior Securities and excluding any Defeasance Trust Payment) will be made by or on behalf of the Company of principal of, premium, if any, or interest on the Notes, whether pursuant to the terms of the Notes, upon acceleration, pursuant to an Offer to Purchase, redemption or otherwise, to such Holders, and the Company will not defease the Notes during a period (a “Payment Blockage Period”) commencing on the date of receipt of such notice by the Trustee and ending 179 days thereafter. The Trustee will be required to deliver a copy of the Payment Blockage Notice to the Company promptly upon receipt thereof.

Notwithstanding anything in the subordination provisions of the Indenture or the Notes to the contrary:

(1) in no event will a Payment Blockage Period extend beyond 179 days from the date the Payment Blockage Notice in respect thereof was given;

(2) there shall be a period of at least 181 consecutive days in each 360-day period when no Payment Blockage Period is in effect; and

(3) not more than one Payment Blockage Period may be commenced with respect to the Notes during any period of 360 consecutive days.

No event of default that existed or was continuing on the date of commencement of any Payment Blockage Period with respect to the Designated Senior Indebtedness initiating such Payment Blockage Period (to the extent the holder of Designated Senior Indebtedness, or trustee or agent, giving notice commencing such Payment Blockage Period had knowledge of such existing or continuing event of default) may be, or be made, the basis for the commencement of any other Payment Blockage Period by the holder or holders of such Designated Senior Indebtedness or the trustee or agent acting on behalf of such Designated Senior Indebtedness, whether or not within a period of 360 consecutive days, unless such event of default has been cured or waived for a period of not less than 90 consecutive days.

The failure to make any payment or distribution for or on account of the Notes by reason of the provisions of the Indenture described under this “—Subordination of the Notes” heading will not be construed as preventing the occurrence of any Event of Default in respect of the Notes. See “—Events of Default” below.

By reason of the subordination provisions described above, in the event of insolvency of the Company, funds which would otherwise be payable to Holders of the Notes will be paid to the holders of Senior Indebtedness to the extent necessary to pay the Senior Indebtedness in full in cash, and the Company may be unable to meet fully its obligations with respect to the Notes.

Subject to the restrictions set forth in the Indenture, the Company may issue additional Senior Indebtedness in the future to refinance existing Indebtedness or for other corporate purposes.

Note Guarantees

The Guarantors jointly and severally guarantee the Company’s obligations under the Notes. Each Note Guarantee is subordinated to the prior payment in full in cash of all Senior Indebtedness of such Guarantor to the same extent as described under “—Subordination of the Notes” above. The obligations of each Guarantor under its Note Guarantee will be limited as necessary to prevent that Note Guarantee from constituting a fraudulent conveyance under applicable law. See “Risk Factors—Federal and state statutes allow courts, under specific circumstances, to void guarantees and require noteholders to return payments received from guarantors.”

The Note Guarantee of a Guarantor will be released:

•
upon any sale or other disposition of all or substantially all of the assets of that Guarantor (including by way of merger or consolidation or any sale of all of the capital stock of that Guarantor) to a Person other than the Company or any Subsidiary; provided that the Company shall, if applicable, apply the Net Cash Proceeds of that sale or other disposition in accordance with the applicable provisions of the Indenture;

•	if the Company designates such Guarantor as an Unrestricted Subsidiary in accordance with the Indenture; or

•	if such Guarantor’s guarantee of the Senior Credit Facility is released or discharged or, at the Company’s option, if such Guarantor is not a guarantor of the Senior Credit Facility.

Offer to Purchase upon Change of Control

In the event of the occurrence of a Change of Control (the date of such occurrence being the “Change of Control Date”), the Company shall notify the Holders of the Notes of such occurrence in the manner prescribed by the Indenture and shall, within 30 days after the Change of Control Date (or, at the Company’s option, prior to such Change of Control Date), make an Offer to Purchase all Notes then outstanding, and shall purchase all Notes validly tendered, at a purchase price in cash equal to 101% of the aggregate principal amount thereof, plus accrued and unpaid interest thereon, if any, to the Purchase Date (subject to the right of Holders of record on the relevant record date to receive interest due on the relevant interest payment date).

The Company will not be required to make an Offer to Purchase upon a Change of Control if a third party makes the Offer to Purchase at the same purchase price, at the same time and otherwise in compliance with the requirements applicable to an Offer to Purchase made by the Company and purchases all Notes validly tendered and not withdrawn under such Offer to Purchase.

In addition, the Company will not be required to make an Offer to Purchase, as provided above, if, in connection with or in contemplation of any Change of Control, the Company has made an offer to purchase (an “Alternate Offer”) any and all Notes validly tendered at a cash price equal to or higher than the Purchase Price and has purchased all Notes properly tendered in accordance with the terms of such Alternate Offer so long as the terms and conditions of such contemplated Change of Control are described in reasonable detail to the Holders in the notice delivered in connection with such Offer to Purchase.

If a Change of Control occurs which also constitutes an event of default under the Senior Credit Facility, the lenders under the Senior Credit Facility would be entitled to exercise the remedies available to a secured lender under applicable law and pursuant to the terms of the Senior Credit Facility. Accordingly, any claims of such lenders with respect to the assets of the Company and its Subsidiaries will be prior to any claim of the Holders of the Notes with respect to such assets. In addition, the subordination provisions of the Indenture would prohibit the Company from complying with the Change of Control provisions.

If an Offer to Purchase is made, the Company may not have available funds sufficient to pay for all of the Notes that might be tendered by Holders of Notes seeking to accept the Offer to Purchase. If the Company fails to repurchase all of the Notes tendered for purchase, such failure will constitute an Event of Default under the Indenture. See “—Events of Default” below.

If the Company makes an Offer to Purchase, the Company will comply with all applicable tender offer laws and regulations, including, to the extent applicable, Section 14(e) and Rule 14e-1 under the Exchange Act, and any other applicable federal or state securities laws and regulations and any applicable requirements of any securities exchange on which the Notes are listed, and any violation of the provisions of the Indenture relating to such Offer to Purchase occurring as a result of such compliance shall not be deemed an Event of Default or an event that, with the passing of time or giving of notice, or both, would constitute an Event of Default.

Except as described above with respect to a Change of Control, the Indenture does not contain provisions that permit the Holders of the Notes to require that the Company repurchase or redeem the Notes in the event of a takeover, recapitalization or similar transaction.

Certain Covenants

The Indenture contains, among other things, the following covenants:

Limitation on Restricted Payments. The Company shall not, and shall not cause or permit any Restricted Subsidiary to, directly or indirectly:

(1)    declare or pay any dividend or any other distribution on any Equity Interests of the Company or any Restricted Subsidiary or make any payment or distribution to the direct or indirect holders (in their capacities as such) of Equity Interests of the Company or any Restricted Subsidiary (other than any dividends, distributions and payments made to the Company or any Restricted Subsidiary and dividends or distributions payable to any Person solely in the form of Qualified Equity Interests of the Company or in options, warrants or other rights to purchase Qualified Equity Interests of the Company);

(2)    purchase, redeem or otherwise acquire or retire for value any Equity Interests of the Company (other than any such Equity Interests owned by the Company or any Restricted Subsidiary) ;

(3)    purchase, redeem, defease or retire for value, or make any principal payment on, prior to any scheduled maturity, scheduled repayment or scheduled sinking fund payment, any Subordinated Indebtedness (other than any Subordinated Indebtedness held by the Company or any Restricted Subsidiary); or

(4)    make any Investment (other than Permitted Investments) in any Person (other than in the Company, any Restricted Subsidiary or a Person that becomes a Restricted Subsidiary, or is merged with or into or consolidated or amalgamated with the Company or a Restricted Subsidiary (provided the Company or a Restricted Subsidiary is the survivor), as a result of or in connection with such Investment)

(any such payment or any other action (other than any exception thereto) described in (1), (2), (3) or (4) above, a “Restricted Payment”), unless:

(I)    no Default or Event of Default shall have occurred and be continuing at the time or immediately after giving effect to such Restricted Payment;

(II)    immediately after giving effect to such Restricted Payment, the Company would be able to Incur $1.00 of additional Indebtedness (other than Permitted Indebtedness) under the Consolidated Coverage Ratio of the first paragraph of “—Limitation on Indebtedness” below; and

(III)    immediately after giving effect to such Restricted Payment, the aggregate amount of all Restricted Payments declared or made on or after the Issue Date does not exceed an amount equal to the sum of (without duplication):

(A)    50% of cumulative Consolidated Net Income determined for the period (taken as one period) from the beginning of the fiscal quarter beginning on March 30, 2002 and ending on the last day of the most recent fiscal quarter immediately preceding the date of such Restricted Payment for which consolidated financial information of the Company is available (or if such cumulative Consolidated Net Income shall be a loss, minus 100% of such loss), plus

(B)    the aggregate net cash proceeds received by the Company either (i) as capital contributions to the Company after the Issue Date or (ii) from the issue and sale (other than to a Restricted Subsidiary) of its Qualified Equity Interests after the Issue Date (excluding the net proceeds from any issuance and sale of Qualified Equity Interests financed, directly or indirectly, using funds borrowed from the Company or any Restricted Subsidiary until and to the extent such borrowing is repaid), plus

(C)    the principal amount (or accreted amount (determined in accordance with GAAP), if less) of any Indebtedness of the Company or any Restricted Subsidiary Incurred after the Issue Date which has been converted into or exchanged for Qualified Equity Interests of the Company, plus

(D)    in the case of the disposition or repayment of any Investment or the release of a guarantee constituting a Restricted Payment made after the Issue Date, an amount equal to the cash proceeds of such disposition or repayment, less the cost of the disposition of such Investment and net of taxes, and, in the case of guarantees, less any amounts paid under such guarantee, plus

(E)    so long as the Designation thereof was treated as a Restricted Payment made after the Issue Date, with respect to any Unrestricted Subsidiary that has been redesignated as a Restricted Subsidiary after the Issue Date in accordance with “—Designation of Unrestricted Subsidiaries” below, the Company’s proportionate interest in an amount equal to the excess of (i) the total assets of such Subsidiary, valued on an aggregate basis at Fair Market Value, over (ii) the total liabilities of such Subsidiary, determined in accordance with GAAP.

The foregoing provisions do not prevent:

(1)    the payment of any dividend or distribution on, or redemption of, Equity Interests within 60 days after the date of declaration of such dividend or distribution or the giving of formal notice of such redemption, if at the date of such declaration or giving of such formal notice such payment or redemption would comply with the provisions of the Indenture;

(2)    the payment of any dividend or distribution on a pro rata basis to holders of minority Equity Interests in a Restricted Subsidiary;

(3)    the purchase, redemption, retirement or other acquisition of any Equity Interests of the Company in exchange for, or out of the net cash proceeds of the substantially concurrent issue and sale (other than to a Restricted Subsidiary) of, other Equity Interests of the Company (other than Disqualified Equity Interests in the case of any such purchase, redemption, retirement or other acquisition of Qualified Equity Interests); provided, however, that any such net cash proceeds and the value of any Qualified Equity Interests issued in exchange for such retired Equity Interests are excluded from clause (III) (B) of the preceding paragraph (and were not included therein at any time);

(4)    the purchase, redemption, retirement, defeasance or other acquisition of Subordinated Indebtedness, or any other payment thereon, made in exchange for, or out of the net cash proceeds of, a substantially concurrent issue and sale (other than to a Restricted Subsidiary) of:

(A)    Qualified Equity Interests of the Company; provided, however, that any such net cash proceeds and the value of any Qualified Equity Interests issued in exchange for Subordinated Indebtedness are excluded from clauses (III) (B) and (III) (C) of the preceding paragraph (and were not included therein at any time) or

(B)    Disqualified Equity Interests of the Company or other Subordinated Indebtedness having no stated maturity for the payment of any portion of principal thereof prior to the final stated maturity of the Subordinated Indebtedness being purchased, redeemed, retired, defeased or acquired and having a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of the Subordinated Indebtedness being purchased, redeemed, retired, defeased or acquired;

(5)    repurchases of Equity Interests deemed to occur upon the exercise of stock options;

(6)    payments of dividends on, and the repurchase, redemption, retirement or acquisition at the scheduled maturity, scheduled repayment or scheduled sinking fund date, of Disqualified Equity Interests the Incurrence of which was permitted by the Indenture;

(7)    payments or distributions to dissenting stockholders pursuant to applicable law, pursuant to or in connection with a consolidation, merger or transfer of assets of the Company that complies with the provisions of “—Merger, Sale of Assets, etc.,” below;

(8)    payments on account of purchases of Equity Interests from employees and directors of the Company in connection with employee stock option plans in an aggregate amount in any calendar year not to exceed $3.0 million; and

(9)    Restricted Payments not to exceed $7.5 million in the aggregate since the Issue Date;

provided, however, that in the case of each of clauses (6) and (8) no Default shall have occurred and be continuing or would arise therefrom.

In determining the amount of Restricted Payments permissible under clause III of this covenant, amounts expended pursuant to clauses (7) and (8) of the immediately preceding paragraph shall be included as Restricted Payments and amounts expended pursuant to clauses (1) through (6) shall be excluded. The amount of any non-cash Restricted Payment shall be deemed to be equal to the Fair Market Value thereof at the date of the making of such Restricted Payment.

Limitation on Indebtedness. The Company shall not, and shall not cause or permit any Restricted Subsidiary to, directly or indirectly, Incur any Indebtedness (including Acquired Indebtedness) or issue any Disqualified Equity Interests, except in each case for Permitted Indebtedness; provided, however, that (i) the Company and any Guarantor may Incur Indebtedness or issue Disqualified Equity Interests if, in any such case, at the time of and immediately after giving pro forma effect to such Incurrence of Indebtedness or issuance of Disqualified Equity Interests and the application of the proceeds therefrom, no Default or Event of Default shall have occurred and be continuing and the Consolidated Coverage Ratio of the Company would be greater than 2.25 to 1.0; and (ii) any Restricted Subsidiary that is not a Guarantor may Incur Indebtedness or issue Disqualified Equity Interests if, in any such case, at the time of and immediately after giving pro forma effect to such Incurrence of Indebtedness or issuance of Disqualified Equity Interests and the application of the proceeds therefrom, no Default or Event of Default shall have occurred and be continuing and the Consolidated Coverage Ratio of the Company would be greater than 2.75 to 1.0.

The foregoing limitations will not apply to the Incurrence or issuance of any of the following (collectively, “Permitted Indebtedness”), each of which shall be given independent effect:

(1)    Indebtedness under the Notes issued on the Issue Date, the Note Guarantees and the Indenture with respect to obligations resulting from the Notes issued on the Issue Date and the Note Guarantees;

(2)    Existing Indebtedness;

(3)    Indebtedness of the Company and its Restricted Subsidiaries pursuant to the Senior Credit Facility in an amount not to exceed the greater of (a) (i) term loans in an aggregate principal amount at any one time outstanding not to exceed $100.0 million, less the amount by which such term loans are repaid (other than through refinancing Indebtedness), plus (ii) revolving loan commitments and loans thereunder in an aggregate principal amount at any time outstanding not to exceed $40.0 million, less the amount by which commitments thereunder are permanently reduced and (b) (i) 85% of accounts receivable of the Company and its Restricted Subsidiaries as at the end of the most recently ended fiscal quarter for which financial statements are available, plus (ii) 65% of inventory of the Company and its Restricted Subsidiaries as at the end of the most recently ended fiscal quarter for which financial statements are available;

(4)    Indebtedness of any Restricted Subsidiary owed to and held by the Company or any Restricted Subsidiary and Indebtedness of the Company owed to and held by any Restricted Subsidiary, or Disqualified Equity Interests of the Company or any of its Restricted Subsidiaries held by the Company or any Restricted Subsidiary which Indebtedness is unsecured and subordinated in right of payment to the payment and performance of the Company’s or the Restricted Subsidiary’s obligations under any Senior Indebtedness, the Indenture and the Notes; provided, however, that an Incurrence of Indebtedness and issuance of Disqualified Equity Interests that is not permitted by this clause (4) shall be deemed to have occurred upon (i) any sale or other disposition of any Indebtedness or Disqualified Equity Interests of the Company or any Restricted Subsidiary referred to in this clause (4) to a Person (other than the Company or any Restricted Subsidiary), and (ii) the designation of a Restricted Subsidiary which holds Indebtedness or Disqualified Equity Interests of the Company or any other Restricted Subsidiary incurred pursuant to this clause (4) as an Unrestricted Subsidiary;

(5)    guarantees by the Company or any Restricted Subsidiary of Indebtedness permitted to be Incurred under this covenant and in compliance with the “Subsidiary Guarantees” covenant;

(6)    Hedging Obligations of the Company and the Restricted Subsidiaries; provided, however, that such Hedging Obligations are entered into for genuine hedging purposes to protect the Company and/or the Restricted Subsidiaries against interest rate, currency exchange rate, commodity prices or similar fluctuations and not for speculative purposes;

(7)    Indebtedness of the Company or any Restricted Subsidiary consisting of Purchase Money Indebtedness and Capital Lease Obligations (and refinancings thereof) in an aggregate principal amount which, when aggregated with the principal amount of all other Indebtedness then outstanding and Incurred pursuant to this clause (7), does not exceed $10.0 million;

(8)    Indebtedness or Disqualified Equity Interests of the Company or a Restricted Subsidiary to the extent representing a replacement, renewal, refinancing or extension (collectively, a “refinancing”) of outstanding Indebtedness Incurred or Disqualified Equity Interests issued in compliance with the Consolidated Coverage Ratio of the first paragraph of this covenant or any of clause (1), (2), (8) or (10) of this covenant; provided, however, that:

(A)    any such refinancing shall not exceed the sum of the principal amount (or accreted amount (determined in accordance with GAAP), if less) of the Indebtedness or Disqualified Equity Interests being refinanced, plus the amount of accrued interest or dividends thereon, plus the amount of any reasonably determined prepayment premium necessary to accomplish such refinancing and such reasonable fees and expenses incurred in connection therewith,

(B)    Indebtedness representing a refinancing of Indebtedness other than Senior Indebtedness shall have a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of the Indebtedness being refinanced;

(C)    Indebtedness that is pari passu with the Notes may only be refinanced with Indebtedness that is made pari passu with or subordinate in right of payment to the Notes and Subordinated Indebtedness may only be refinanced with Subordinated Indebtedness or Disqualified Equity Interests and Disqualified Equity Interests may only be refinanced with other Disqualified Equity Interests; and

(D)    refinancing Indebtedness Incurred by a Restricted Subsidiary may only be used to refinance Indebtedness of a Restricted Subsidiary and not Indebtedness of the Company;

(9)    Indebtedness of the Company or any Restricted Subsidiary consisting of indemnities or obligations in respect of purchase price adjustments in connection with the acquisition or disposition of assets, including, without limitation, Equity Interests; provided that the maximum aggregate liability in respect of all such Indebtedness shall at no time exceed the gross proceeds actually received by the Company and its Restricted Subsidiaries in connection with such disposition;

(10)    Acquired Indebtedness of any Restricted Subsidiary that is not a Guarantor, other than Indebtedness Incurred in connection with, or in contemplation of, such transaction; provided, however, that the Company on a pro forma basis could Incur $1.00 of additional Indebtedness (other than Permitted Indebtedness) pursuant to the Consolidated Coverage Ratio of the first paragraph of this covenant; and

(11)    In addition to the items referred to in clauses (1) through (10) above, Indebtedness (including any Indebtedness under the Senior Credit Facility that utilizes this clause (11)) having an aggregate principal amount not to exceed $20.0 million at any time outstanding.

For purposes of determining compliance with this covenant, in the event that an item of Indebtedness meets the criteria of more than one of the categories of Permitted Indebtedness described in clauses (1) through (11) above (other than Indebtedness under the Senior Credit Facility outstanding on the Issue Date, which will be deemed to have been Incurred under clause (3)) or is entitled to be Incurred pursuant to the first paragraph of this covenant, the Company may, in its sole discretion, classify or reclassify such item of Indebtedness from time to time in any manner that results in compliance with this covenant and such item of Indebtedness will be treated at any particular time as having been Incurred pursuant to only one of such clauses or pursuant to the first paragraph hereof.

Limitation on Layering. The Company shall not, directly or indirectly, Incur any Indebtedness that by its terms would expressly rank senior in right of payment to the Notes and expressly rank subordinate in right of payment to any other Indebtedness of the Company. No Guarantor shall, directly or indirectly, Incur any Indebtedness that by its terms would expressly rank senior in right of payment to the Note Guarantee of such Guarantor and expressly rank subordinate in right of payment to any other Indebtedness of such Guarantor.

Limitation on Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries. The Company shall not, and shall not cause or permit any Restricted Subsidiary to, directly or indirectly, create or otherwise cause or suffer to exist or become effective any consensual encumbrance or restriction on the ability of any Restricted Subsidiary to: (A) pay dividends or make any other distributions to the Company or any other Restricted Subsidiary on its Equity Interests or with respect to any other interest or participation in, or measured by, its profits, or pay any Indebtedness owed to the Company or any other Restricted Subsidiary, (B) make loans or advances to, or guarantee any Indebtedness or other obligations of, the Company or any other Restricted Subsidiary or (C) transfer any of its properties or assets to the Company or any other Restricted Subsidiary, except for such encumbrances or restrictions existing under or by reason of:

(1)    the Senior Credit Facility and Existing Indebtedness as in effect on the date of the Distribution, and any amendments, restatements, renewals, replacements or refinancings thereof, provided, however, that any such amendment, restatement, renewal, replacement or refinancing is no more restrictive in the aggregate with respect to such encumbrances or restrictions than those contained in the agreement being amended, restated, renewed, replaced or refinanced;

(2)    any applicable law, rule, regulation or order;

(3)    any instrument of an Acquired Person acquired by the Company or any Restricted Subsidiary as in effect at the time of such acquisition (except to the extent such instrument was entered into by such Acquired Person in connection with, as a result of or in contemplation of such acquisition); provided, however, that such encumbrances and restrictions are not applicable to any Restricted Subsidiary or the properties or assets of any Restricted Subsidiary other than the Acquired Person or the property or assets of the Acquired Person;

(4)    customary non-assignment provisions in leases, licenses or contracts;

(5)    Purchase Money Indebtedness and Capitalized Lease Obligations for property acquired in the ordinary course of business that only imposes encumbrances and restrictions on the property so acquired;

(6)    any agreement for the sale or disposition of the Equity Interests or assets of any Restricted Subsidiary; provided, however, that such encumbrances and restrictions described in this clause (6) are only applicable to such Restricted Subsidiary or assets, as applicable, and any such sale or disposition is made in compliance with “—Disposition of Proceeds of Asset Sales” below to the extent applicable thereto;

(7)    refinancing Indebtedness permitted under clause (8) of the second paragraph of “—Limitation on Indebtedness” above; provided, however, that such encumbrances and restrictions contained in the agreements governing such Indebtedness are no more restrictive in the aggregate than those contained in the agreements governing the Indebtedness being refinanced immediately prior to such refinancing;

(8)    the Indenture;

(9)    any other instrument governing Indebtedness of the Company that are no more restrictive than those contained in the Indenture or the Senior Credit Facility as in effect on the Issue Date;

(10)    any security agreement or mortgage securing Indebtedness of the Company or any Restricted Subsidiary to the extent such restriction restricts the transfer of the property subject to such security agreement or mortgage;

(11)    restrictions on cash or other deposits or net worth imposed by customers under contracts entered into in the ordinary course of business;

(12)    any instrument (other than any instrument described in clause (13)) governing Indebtedness Incurred by Foreign Subsidiaries in accordance with the Indenture so long as (a) at the time of and immediately after giving pro forma effect to such Incurrence and the application of the proceeds therefrom, the Consolidated Coverage Ratio of the Company would be greater than 2.75 to 1.0, and (b) such encumbrance or restriction permits by its terms at all times (other than during the occurrence and continuation of a payment default under such Indebtedness) distributions or loans to the Company to permit payments on the Notes when due as required by the terms of the Indenture;

(13)    any instrument (other than any instrument described in clause (12)) governing Indebtedness Incurred by Foreign Subsidiaries in accordance with the Indenture in an aggregate principal amount not to exceed $30.0 million at any one time outstanding; and

(14)    customary restrictions imposed by the terms of shareholders’, partnership or joint venture agreements entered into in the ordinary course of business; provided, however, that such restrictions do not apply to any Restricted Subsidiaries other than the applicable company, partnership or joint venture.

Designation of Unrestricted Subsidiaries. The Company may designate after the Issue Date any Subsidiary of the Company as an “Unrestricted Subsidiary” under the Indenture (a “Designation”) only if:

(1)    no Default or Event of Default shall have occurred and be continuing after giving effect to such Designation; and

(2)    except in the case of a newly organized Subsidiary in which the Company and the Restricted Subsidiaries have made an aggregate Investment of $10,000 or less, and assuming the effectiveness of such Designation, an Investment in an amount equal to the Designation Amount could be made in compliance with the first paragraph of “—Limitation on Restricted Payments” above.

Neither the Company nor any Restricted Subsidiary shall at any time (A) provide credit support for, subject any of its property or assets (other than the Equity Interests of any Unrestricted Subsidiary) to the satisfaction of, or guarantee, any Indebtedness of any Unrestricted Subsidiary (including any undertaking, agreement or instrument evidencing such Indebtedness), (B) be directly or indirectly liable for any Indebtedness of any Unrestricted Subsidiary or (C) be directly or indirectly liable for any Indebtedness which provides that the holder thereof may (upon notice, lapse of time or both) declare a default thereon or cause the payment thereof to be accelerated or payable prior to its final scheduled maturity upon the occurrence of a default with respect to any Indebtedness of any Unrestricted Subsidiary, except for any non-recourse guarantee given solely to support the pledge by the Company or any Restricted Subsidiary of the Equity Interests of any Unrestricted Subsidiary and, assuming compliance with clauses (A) and (B) above, to the extent permitted under “—Limitation on Restricted Payments.” All Subsidiaries of Unrestricted Subsidiaries shall be automatically deemed to be Unrestricted Subsidiaries.

The Company may revoke any Designation of a Subsidiary as an Unrestricted Subsidiary (a “Revocation”) if:

(1)    no Default or Event of Default shall have occurred and be continuing after giving effect to such Revocation; and

(2)    all Liens of such Unrestricted Subsidiary outstanding immediately following such Revocation would, if Incurred at such time, have been permitted to be Incurred for all purposes of the Indenture.

All Designations and Revocations must be evidenced by filing with the Trustee resolutions of the Board of Directors of the Company and an Officers’ Certificate certifying compliance with the foregoing provisions.

Limitation on Liens. The Company shall not, and shall not cause or permit any Restricted Subsidiary to, directly or indirectly, Incur or suffer to exist any Liens (other than Permitted Liens) against or upon any of their respective properties or assets now owned or hereafter acquired, or any proceeds therefrom or any income or profits therefrom, in each case to secure any Specified Indebtedness unless contemporaneously therewith effective provision is made, in the case of the Company, to secure the Notes and all other amounts due under the Indenture equally and ratably with such Indebtedness (or, in the event that such Indebtedness is Subordinated Indebtedness, prior to such Indebtedness) with a Lien on the same properties and assets securing such Indebtedness for so long as such Indebtedness is secured by such Lien.

Disposition of Proceeds of Asset Sales. The Company shall not, and shall not cause or permit any Restricted Subsidiary to, directly or indirectly, make any Asset Sale, unless:

(1)    the Company or such Restricted Subsidiary, as the case may be, receives consideration at the time of such Asset Sale at least equal to the Fair Market Value of the assets sold or otherwise disposed of, and

(2)    at least 75% of such consideration consists of (A) cash or Cash Equivalents or (B) properties and capital assets to be used in a Related Business.

The amount of any (A) Indebtedness (other than any Subordinated Indebtedness) of the Company or any Restricted Subsidiary that is actually assumed by the transferee in such Asset Sale and from which the Company and the Restricted Subsidiaries are fully released shall be deemed to be cash for purposes of determining the percentage of the consideration received by the Company or the Restricted Subsidiaries in cash or Cash Equivalents and (B) notes, securities or other similar obligations received by the Company or the Restricted Subsidiaries from such transferee that are immediately converted, sold or exchanged (or are converted, sold or exchanged within thirty days of the related Asset Sale) by the Company or the Restricted Subsidiaries into cash or Cash Equivalents shall be deemed to be cash, in an amount equal to the net cash proceeds or the Fair Market Value of the Cash Equivalents realized upon such conversion, sale or exchange for purposes of determining the percentage of the consideration received by the Company or the Restricted Subsidiaries in cash or Cash Equivalents.

The Company or such Restricted Subsidiary, as the case may be, may apply an amount equal to the Net Cash Proceeds of any Asset Sale within 365 days of receipt thereof to:

(1)    repay Senior Indebtedness; or

(2)    make an investment in or expenditures for properties and capital assets to be used in a Related Business or make an Investment in any Person engaged in a Related Business that, as a result of or in connection with such Investment, becomes a Restricted Subsidiary.

To the extent all or part of the Net Cash Proceeds of any Asset Sale are not applied within 365 days of such Asset Sale as described in clause (1) or (2) (such Net Cash Proceeds, the “Unutilized Net Cash Proceeds”), the Company shall, within 20 days after such 365th day, make an Offer to Purchase all outstanding Notes and Pari Passu Debt on a pro rata basis up to an aggregate maximum principal amount of Notes and Pari Passu Debt equal to such Unutilized Net Cash Proceeds, at a purchase price in cash equal to 100% of the principal amount thereof, plus accrued and unpaid interest thereon, if any, to the Purchase Date; provided, further, however, that the Offer to Purchase may be deferred until there are aggregate Unutilized Net Cash Proceeds equal to or in excess of $10.0 million, at which time the entire amount of such Unutilized Net Cash Proceeds, and not just the amount in excess of $10.0 million, shall be applied as required pursuant to this paragraph.

With respect to any Offer to Purchase effected pursuant to this covenant (a “Net Proceeds Offer”), among the Notes and the Pari Passu Debt, to the extent the aggregate principal amount of Notes and the Pari Passu Debt tendered pursuant to such Net Proceeds Offer exceeds the Unutilized Net Cash Proceeds to be applied to the repurchase thereof, such Notes and Pari Passu Debt shall be purchased pro rata based on the aggregate principal amount of such Notes and Pari Passu Debt tendered by each holder thereof. To the extent the Unutilized Net Cash Proceeds exceed the aggregate amount of Notes and Pari Passu Debt tendered by the holders thereof pursuant to such Net Proceeds Offer (such excess constituting an “Excess”), the Company may retain and utilize such Excess for any general corporate purposes. Upon the completion of a Net Proceeds Offer, the amount of Unutilized Net Cash Proceeds shall be reset to zero.

In the event that the Company makes an Offer to Purchase the Notes, the Company shall comply with any applicable securities laws and regulations, including any applicable requirements of Section 14(e) of, and Rule 14e-1 under, the Exchange Act, and any violation of the provisions of the Indenture relating to such Offer to Purchase occurring as a result of such compliance shall not be deemed an Event of Default or an event that with the passing of time or giving of notice, or both, would constitute an Event of Default.

Each Holder shall be entitled to tender all or any portion of the Notes owned by such Holder pursuant to the Offer to Purchase, subject to the requirement that any portion of a Note tendered must be tendered in an integral multiple of $1,000 principal amount and subject to any probation among tendering Holders as described above.

Merger, Sale of Assets, etc. The Company shall not consolidate with or merge with or into (whether or not the Company is the Surviving Person) any other entity and the Company shall not and shall not cause or permit any Restricted Subsidiary to, sell, convey, assign, transfer, lease or otherwise dispose of all or substantially all of the Company’s and the Restricted Subsidiaries’ properties and assets (determined on a consolidated basis for the Company and the Restricted Subsidiaries) to any entity in a single transaction or series of related transactions, unless:

(1)    either (A) the Company shall be the Surviving Person or (B) the Surviving Person (if other than the Company) shall be a corporation, partnership, company or trust organized and validly existing under the laws of the United States of America or any State thereof or the District of Columbia, and shall, in any such case, expressly assume by a supplemental indenture, the due and punctual payment of the principal of, premium, if any, and interest on all the Notes and the performance and observance of every covenant of the Indenture and the Registration Rights Agreement to be performed or observed on the part of the Company;

(2)    immediately thereafter, on a pro forma basis after giving effect to such transaction, no Default or Event of Default shall have occurred and be continuing;

(3)    except in the case of any such transaction between the Company and any Restricted Subsidiary, immediately after giving effect to any such transaction including the Incurrence by the Company or any Restricted Subsidiary, directly or indirectly, of additional Indebtedness (and treating any Indebtedness not previously an obligation of the Company or any Restricted Subsidiary in connection with or as a result of such transaction as having been Incurred at the time of such transaction), the Surviving Person could Incur, on a pro forma basis after giving effect to such transaction, at least $1.00 of additional Indebtedness (other than Permitted Indebtedness) under the Consolidated Coverage Ratio of the first paragraph of “—Limitation on Indebtedness” above; and

(4)    the Company shall have delivered to the Trustee an Officers’ Certificate stating that such consolidation, merger or transfer and such supplemental indenture (if any) comply with the Indenture.

For purposes of the foregoing, the transfer (by lease, assignment, sale or otherwise, in a single transaction or series of transactions) of all or substantially all the properties and assets of one or more Restricted Subsidiaries the Equity Interests of which constitute all or substantially all the properties and assets of the Company shall be deemed to be the transfer of all or substantially all the properties and assets of the Company.

In the event of any transaction (other than a lease) described in and complying with the conditions listed in the immediately preceding paragraphs in which the Company is not the Surviving Person and the Surviving Person is to assume all the Obligations of the Company under the Notes, the Indenture and the Registration Rights Agreement pursuant to a supplemental indenture, such Surviving Person shall succeed to, and be substituted for, and may exercise every right and power of, the Company and the Company shall be discharged from its Obligations under the Indenture and the Notes.

A Guarantor may not sell, convey, assign, transfer, lease or otherwise dispose of all or substantially all of its assets, or consolidate with or merge with or into (whether or not such Guarantor is the Surviving Person), another Person unless:

(1)    immediately after giving effect to that transaction, no Default or Event of Default exists; and

(2)    either:

(a)    the Person acquiring the property in any such sale or disposition or the Person formed by or surviving any such consolidation or merger (if other than the Guarantor) assumes all the obligations of that Guarantor pursuant to a supplemental indenture reasonably satisfactory to the Trustee; or

(b)    the Net Cash Proceeds of such sale or other disposition are applied in accordance with the applicable provisions of the Indenture.

Transactions with Affiliates. The Company shall not, and shall not cause or permit any Restricted Subsidiary to, directly or indirectly, conduct any business or enter into any transaction (or series of related transactions) with or for the benefit of any of their respective Affiliates (each an “Affiliate Transaction”), unless:

(1)    such Affiliate Transaction, taken as a whole, is on terms which are no less favorable to the Company or such Restricted Subsidiary, as the case may be, than would be available in a comparable transaction on an arm’s-length basis with an unaffiliated third party; and

(2)    if such Affiliate Transaction or series of related Affiliate Transactions involves aggregate payments or other consideration having a Fair Market Value in excess of $2.5 million, such Affiliate Transaction is in writing and a majority of the disinterested members of the Board of Directors of the Company shall have approved such Affiliate Transaction and determined that such Affiliate Transaction complies with the foregoing provisions, or, in the event that there are no disinterested directors, the Trustee has received a written opinion from an Independent Financial Advisor stating that the terms of such Affiliate Transaction are fair, from a financial point of view, to the Company or the Restricted Subsidiary involved in such Affiliate Transaction, as the case may be.

In addition, any Affiliate Transaction involving aggregate payments or other consideration having a Fair Market Value in excess of $10.0 million will also require a written opinion from an Independent Financial Advisor (filed with the Trustee) stating that the terms of such Affiliate Transaction are fair, from a financial point of view, to the Company or the Restricted Subsidiary involved in such Affiliate Transaction, as the case may be. Notwithstanding the foregoing, the restrictions set forth in this covenant shall not apply to:

(a)    transactions with or among the Company and any Restricted Subsidiary or between or among Restricted Subsidiaries;

(b)    customary directors’ fees, indemnification and similar arrangements, consulting fees, employee salaries, bonuses or employment agreements, compensation or employee benefit arrangements and incentive arrangements with any officer, director or employee of the Company or any Restricted Subsidiary entered into in the ordinary course of business (including customary benefits thereunder) and payments under any indemnification arrangements permitted by applicable law;

(c)    the Spin-Off Documents as in effect on the Distribution Date;

(d)    loans and advances to officers, directors and employees of the Company or any Restricted Subsidiary for travel, entertainment, moving and other relocation expenses, in each case made in the ordinary course of business;

(e)    the pledge of Equity Interests of Unrestricted Subsidiaries to support the Indebtedness thereof;

(f)    any transaction consummated in compliance with “—Certain Covenants—Limitation on Restricted Payments” above;

(g)    issuances and sales to Affiliates of Qualified Equity Interests of the Company; and

(h)    transactions with any Person that is an Affiliate of the Company or any Restricted Subsidiary solely because the Company or any Restricted Subsidiary owns Equity Interests in, or otherwise control, such Person.

Subsidiary Guarantees. If any Restricted Subsidiary (including any Restricted Subsidiary formed or acquired after the Issue Date) shall guarantee any Indebtedness (“Guaranteed Indebtedness”) of the Company pursuant to the Senior Credit Facility, then such Restricted Subsidiary shall (i) execute and deliver to the Trustee a supplemental indenture in form reasonably satisfactory to the Trustee pursuant to which such Restricted Subsidiary shall unconditionally guarantee all of the Company’s obligations under the Notes and the Indenture on the terms set forth in the Indenture and (ii) deliver to the Trustee an opinion of counsel that, subject to customary qualifications, such supplemental indenture has been duly authorized, executed and delivered by such Restricted Subsidiary and constitutes a legal, valid, binding and enforceable obligation of such Subsidiary. In addition, the Company may, at its option, cause any Restricted Subsidiary to guarantee all of the Company’s obligations under the Notes and the Indenture.

Notwithstanding the foregoing, any guarantee by a Restricted Subsidiary may provide by its terms that it shall be automatically and unconditionally released and discharged:

•
upon any sale or other disposition of all or substantially all of the assets of that Guarantor (including by way of merger or consolidation or any sale of all of the capital stock of that Guarantor) to a Person that is not the Company or a Subsidiary; provided that the Company shall, if applicable, apply the Net Cash Proceeds of that sale or other disposition in accordance with the applicable provisions of the Indenture;

•	if the Company designates such Guarantor as an Unrestricted Subsidiary in accordance with the Indenture; and

•	if such Guarantor’s guarantee of the Senior Credit Facility is released or discharged, or, at the Company’s option, if the Guarantor is not a guarantor of the Senior Credit Facility.

Provision of Financial Information. Whether or not required by the SEC, so long as any Notes are outstanding, the Company will furnish to the Trustee, and the Trustee will deliver to the Holders, within the time periods specified in the SEC’s rules and regulations:

(1)    all annual and quarterly financial information that would be required to be contained in a filing with the SEC on Forms 10-K and 10-Q if the Company were required to file such Forms, including a “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and, with respect to the annual information only, a report on the annual financial statements by the Company’s independent auditors; and

(2)    all current reports that would be required to be filed with the SEC on Form 8-K if the Company were required to file such reports.

If the Company has designated any of its Subsidiaries as Unrestricted Subsidiaries, then the quarterly and annual financial information required by the preceding paragraph shall include or be accompanied by a reasonably detailed presentation (which may be contained in the footnotes) of the financial condition and results of operations of the Company and its Restricted Subsidiaries separate from the financial condition and results of operations of the Unrestricted Subsidiaries of the Company.

In addition, whether or not required by the SEC, the Company shall file a copy of all of the information and reports referred to in the second preceding paragraph with the SEC for public availability (unless the SEC will not accept such a filing) and make such information available to securities analysts and prospective investors upon request. The Company shall also furnish to Holders, securities analysts and prospective investors upon request the information (if any) required to be delivered pursuant to Rule 144A(d) (4) under the Securities Act so long as the Notes are not freely transferable under the Securities Act. The Company shall also comply with the other provisions of Section 314(a) of the Trust Indenture Act of 1939.

Events of Default

The occurrence of any of the following will be defined as an “Event of Default” under the Indenture:

(1)    failure to pay principal of (or premium, if any, on) any Note when due (whether or not prohibited by the provisions of the Indenture described under “—Subordination of the Notes” above);

(2)    failure to pay any interest on any Note when due, continued for 30 days or more (whether or not prohibited by the provisions of the Indenture described under “—Subordination of the Notes” above);

(3)    failure to pay on the Purchase Date the Purchase Price for any Note validly tendered pursuant to any Offer to Purchase (whether or not prohibited by the provisions of the Indenture described under “—Subordination of the Notes” above);

(4)    failure to perform or comply with any of the provisions described under “—Certain Covenants—Merger, Sale of Assets, etc.” above;

(5)    failure to perform any other covenant, warranty or agreement of the Company under the Indenture or in the Notes continued for 60 days or more after written notice to the Company by the Trustee or to the Trustee and the Company by Holders of at least 25% in aggregate principal amount of the then outstanding Notes;

(6)    default or defaults under the terms of one or more instruments evidencing or securing Indebtedness of the Company or any of its Restricted Subsidiaries having an outstanding principal amount of greater than $12.5 million individually or in the aggregate either (A) that have resulted in the acceleration of the payment of such Indebtedness or (B) by the Company or any of its Restricted Subsidiaries in the payment of principal when due at the stated maturity of any such Indebtedness;

(7)    the rendering of a final judgment or judgments (not subject to appeal) against the Company or any of its Restricted Subsidiaries in an amount of greater than $12.5 million which remain undischarged or unstayed for a period of 60 days after the date on which the right to appeal has expired;

(8)    a Note Guarantee ceases to be in full force and effect or is declared to be null and void and unenforceable or the Note Guarantee is found to be invalid or a Guarantor denies its liability under its Note Guarantee (other than by reason of release of the Guarantor in accordance with the terms of the Indenture); or

(9)    certain events of bankruptcy, insolvency or reorganization affecting the Company or any of its Significant Restricted Subsidiaries.

Subject to the provisions of the Indenture relating to the duties of the Trustee, in case an Event of Default shall occur and be continuing, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request or direction of any of the Holders of Notes, unless such Holders shall have offered to the Trustee reasonable indemnity. Subject to such provisions for the indemnification of the Trustee, the Holders of a majority in aggregate principal amount of the outstanding Notes will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on such Trustee.

If an Event of Default with respect to the Notes (other than an Event of Default with respect to the Company described in clause (10) of the first paragraph of this section) occurs and is continuing, the Trustee or the Holders of at least 25% in aggregate principal amount of the outstanding Notes, by notice in writing to the Trustee and the Company, may declare the unpaid principal of (and premium, if any) and accrued interest to the date of acceleration on all the outstanding Notes to be due and payable (a) if there shall no longer be any Senior Credit Facility, immediately or (b) if there shall be a Senior Credit Facility, upon the first to occur of (i) the declaration of an acceleration of Indebtedness outstanding under any of the Senior Credit Facility and (ii) the fifth Business Day after receipt by the Company and the agents or trustees acting on behalf of any Senior Credit Facility of such declaration given under the Indenture and, upon any such declaration, such principal amount (and premium, if any) and accrued interest, notwithstanding anything contained in the Indenture or the Notes to the contrary will become immediately due and payable. If an Event of Default specified in clause (10) of the first paragraph of this section occurs under the Indenture, the Notes will automatically become immediately due and payable without any declaration or other act on the part of the Trustee or any Holder of the Notes.

Any such declaration with respect to the Notes may be annulled by the Holders of a majority in aggregate principal amount of the outstanding Notes upon the conditions provided in the Indenture. For information as to waiver of defaults, see “—Modification and Waiver” below.

The Indenture will provide that the Trustee shall, within 30 days after the occurrence of any Default or Event of Default with respect to the Notes outstanding, give the Holders of the Notes thereof notice of all uncured Defaults or Events of Default thereunder known to it. Except in the case of a Default or an Event of Default in payment with respect to the Notes or a Default or Event of Default in complying with “—Certain Covenants—Merger, Sale of Assets, etc.” above, the Trustee may withhold such notice if and so long as a committee of its trust officers in good faith determines that the withholding of such notice is in the interest of the Holders of the Notes.

No Holder of any Note will have any right to institute any proceeding with respect to the Indenture or for any remedy thereunder, unless such Holder shall have previously given to the Trustee written notice of a continuing Event of Default thereunder and unless the Holders of at least 25% of the aggregate principal amount of the outstanding Notes shall have made written request, and offered reasonable indemnity, to the Trustee to institute such proceeding as the Trustee, and the Trustee shall have not have received from the Holders of a majority in aggregate principal amount of such outstanding Notes a direction inconsistent with such request and shall have failed to institute such proceeding within 60 days. However, such limitations do not apply to a suit instituted by a Holder of such a Note for enforcement of payment of the principal of and premium, if any, or interest on such Note on or after the respective due dates expressed in such Note.

The Company will be required to furnish to the Trustee annually a statement as to the performance by it of certain of its obligations under the Indenture and as to any default in such performance. The Company is also required to notify the Trustee within 30 days of becoming aware of a Default, unless such default shall have previously been cured or waived.

No Personal Liability of Directors, Officers, Employees, Incorporator and Stockholders

No director, officer, employee, incorporator or stockholder of the Company or any of its Affiliates, as such, shall have any liability for any obligations of the Company or any of its Affiliates under the Notes or the

Indenture or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder of Notes by accepting a Note waived and released all such liability. The waiver and release were part of the consideration for issuance of the Notes.

Satisfaction and Discharge of Indenture; Defeasance

The Indenture will be discharged and the Company’s substantive obligations in respect of the Notes will cease when:

(1)    either (A) all Notes theretofore authenticated and delivered have been delivered to the Trustee for cancellation or (B) all Notes not previously delivered to the Trustee for cancellation (i) have become due and payable, (ii) will become due and payable at their Stated Maturity within one year or (iii) are to be called for redemption within one year under arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name, and at the expense of, the Company;

(2)    the Company has deposited or caused to be deposited with the Trustee, in trust for the benefit of the holders of the Notes, all sums payable by it on account of principal of, premium, if any, and interest on all Notes (except lost, stolen or destroyed Notes which have been replaced or paid) or otherwise, together with irrevocable instructions from the Company directing the Trustee to apply such funds to the payment thereof at the Stated Maturity or redemption date, as the case may be; and

(3)    complying with certain other requirements set forth in the Indenture.

In addition to the foregoing, provided that no Default or Event of Default has occurred and is continuing or would arise therefrom (or, with respect to a Default or Event of Default specified in clause (9) of “—Events of Default” above, occurs at any time on or prior to the 91st calendar day after the date the Company deposits with the Trustee all sums payable by it on account of principal of, premium, if any, and interest on all Notes or otherwise (it being understood that this condition shall not be deemed satisfied until after such 91st day)) under the Indenture and provided that no default under any Senior Indebtedness would result therefrom, the Company may terminate its substantive covenant obligations in respect of the Notes (except for its obligations to pay the principal of (and premium, if any, on) and the interest on the Notes) by:

(1)    depositing with the Trustee, under the terms of an irrevocable trust agreement, money or United States Government Obligations sufficient to pay all remaining Indebtedness on such Notes;

(2)    delivering to the Trustee either an Opinion of Counsel or a ruling directed to the Trustee from the Internal Revenue Service to the effect that the Holders of the Notes will not recognize income, gain or loss for federal income tax purposes as a result of such deposit and termination of obligations; and

(3)    complying with certain other requirements set forth in the Indenture.

In addition, provided, that no Default or Event of Default has occurred and is continuing or would arise therefrom (or, with respect to a Default or Event of Default specified in clause (9) of “—Events of Default” above, occurs at any time on or prior to the 91st calendar day after the date of such deposit (it being understood that this condition shall not be deemed satisfied until after such 91st day)) under the Indenture and provided that no default under any Senior Indebtedness would result therefrom, the Company may terminate all of its substantive covenant obligations in respect of the Notes (including its obligations to pay the principal of (and premium, if any, on) and interest on the Notes) by:

(1)    depositing with the Trustee, under the terms of an irrevocable trust agreement, money or United States Government Obligations sufficient to pay all remaining Indebtedness on the Notes;

(2)    delivering to the Trustee either a ruling directed to the Trustee from the Internal Revenue Service to the effect that the Holders of the Notes will not recognize income, gain or loss for federal income tax purposes as a result of such deposit and termination of obligations or an Opinion of Counsel addressed to the Trustee based upon such a ruling or based on a change in the applicable federal tax law since the date of the Indenture, to such effect; and

(3)    complying with certain other requirements set forth in the Indenture.

The Company may make an irrevocable deposit pursuant to these provisions only if at such time it is not prohibited from doing so under the subordination provisions of the Indenture or certain covenants in the Senior Indebtedness and the Company has delivered to the Trustee and any Paying Agent an Officers’ Certificate to that effect.

Governing Law and Submission to Jurisdiction

The Indenture, the Notes and the Note Guarantees will be governed by the laws of the State of New York.

Modification and Waiver

The Indenture may be amended by the Company, the Guarantors and the Trustee, without the consent of any Holder, to:

(A)    cure any ambiguity, defect or inconsistency in the Indenture;

(B)    comply with the provisions described under “—Certain Covenants—Merger; Sale of Assets, etc.” and “—Certain Covenants—Subsidiary Guarantees”;

(C)    comply with any requirements of the SEC in connection with the qualification of the Indenture under the Trust Indenture Act;

(D)    evidence and provide for the acceptance of appointment by a successor Trustee;

(E)    provide for uncertificated Notes in addition to certificated Notes; or

(F)    make any change that would provide any additional benefit or rights to the Holders or that does not adversely affect the rights of any Holder.

Modifications and amendments of the Indenture may be made by the Company, the Guarantors and the Trustee with the consent of the Holders of a majority in aggregate principal amount of the outstanding Notes (including consents obtained in connection with a tender offer or exchange offer for the Notes); provided, however, that no such modification or amendment to the Indenture may, without the consent of the Holder of each Note affected thereby:

(1)    change the maturity of the principal of or any installment of interest on any such Note or alter the optional redemption or repurchase provisions of any such Note or the Indenture in a manner adverse to the Holders of the Notes;

(2)    reduce the principal amount of (or the premium on) any such Note;

(3)    reduce the rate of or extend the time for payment of interest on any such Note;

(4)    change the currency of payment of principal of (or premium on) or interest on any such Note;

(5)    impair the right of the Holders of Notes to institute suit for the enforcement of any payment on or with respect to any such Note or;

(6)    reduce the percentage of the principal amount of outstanding Notes necessary for amendment to or waiver of compliance with any provision of the Indenture or the Notes or for waiver of any Default or Event of Default in respect thereof;

(7)    waive a default in the payment of principal of, interest on, or redemption payment with respect to, the Notes (except a rescission of acceleration of the Notes by the Holders thereof as provided in the Indenture and a waiver of the payment default that resulted from such acceleration);

(8)    modify the ranking or priority of any Note or modify the definition of Senior Indebtedness or amend or modify the subordination provisions of the Indenture, in any case in any manner adverse to the Holders of the Notes; or

(9)    release any Guarantor from any of its obligations under its Note Guarantee or the Indenture otherwise than in accordance with the terms of the Indenture.

The Holders of a majority in aggregate principal amount of the outstanding Notes, on behalf of all Holders of Notes, may waive compliance by the Company with certain restrictive provisions of the Indenture. Subject to certain rights of the Trustee, as provided in the Indenture, the Holders of a majority in aggregate principal amount of the Notes, on behalf of all Holders, may waive any past default under the Indenture (including any such waiver obtained in connection with a tender offer or exchange offer for the Notes), except a default in the payment of principal, premium or interest or a default arising from failure to purchase any Notes tendered pursuant to an Offer to Purchase, or a default in respect of a provision that under the Indenture cannot be modified or amended without the consent of the Holder of each Note that is affected.

The Trustee

Except during the continuance of a Default, the Trustee will perform only such duties as are specifically set forth in the Indenture. During the existence of a Default, the Trustee will exercise such rights and powers vested in it under the Indenture and use the same degree of care and skill in its exercise as a prudent person would exercise under the circumstances in the conduct of such person’s own affairs.

The Indenture will contain limitations on the rights of the Trustee, should it become a creditor of the Company, or any other obligor upon the Notes, to obtain payment of claims in certain cases or to realize on certain property received by it in respect of any such claim as security or otherwise. The Trustee will be permitted to engage in other transactions with the Company or an Affiliate of the Company; provided, however, that if it acquires any conflicting interest, it must eliminate such conflict or resign.

Certain Definitions

Set forth below are certain defined terms used in the Indenture. Reference is made to the Indenture for a full definition of all such terms, as well as any other capitalized terms used herein for which no definition is provided.

“Acquired Indebtedness” means Indebtedness of a Person (1) assumed in connection with an Acquisition from such Person or (2) existing at the time such Person becomes a Restricted Subsidiary or is consolidated with or merged into the Company or any Restricted Subsidiary.

“Acquired Person” means, with respect to any specified Person, any other Person which merges with or into or becomes a Subsidiary of such specified Person.

“Acquisition” means (1) any capital contribution (by means of transfers of cash or other property to others or payments for property or services for the account or use of others, or otherwise) by the Company or any Restricted Subsidiary to any other Person, or any acquisition or purchase of Equity Interests of any other Person by the Company or any Restricted Subsidiary, in either case pursuant to which such Person shall become a Restricted Subsidiary or shall be consolidated or amalgamated with or merged into the Company or any Restricted Subsidiary or (2) any acquisition by the Company or any Restricted Subsidiary of the assets of any Person which constitute substantially all of an operating unit or line of business of such Person or which is otherwise outside of the ordinary course of business.

“Affiliate” of any specified person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, “control”

(including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise.

“Allergan” means Allergan, Inc., a Delaware corporation.

“Allergan Credit Facility” means the credit agreement dated as of May 10, 1996 and amended and restated as of March 24, 1998 and further amended prior to the Issue Date by and among Allergan, as borrower and guarantor, the subsidiaries of Allergan named therein as borrowers, the lenders party thereto from time to time, Morgan Guaranty Trust Company of New York, as Agent, and Bank of America National Trust and Savings Association, as Co-Agent, as in effect on the Issue Date.

“Asset Sale” means any direct or indirect sale, conveyance, transfer, lease (that has the effect of a disposition) or other disposition (including, without limitation, any merger, consolidation or sale-leaseback transaction) to any Person other than the Company or a Restricted Subsidiary, in one transaction or a series of related transactions, of:

(1)    any Equity Interest of any Restricted Subsidiary (other than directors’ qualifying shares);

(2)    any material license, franchise or other authorization of the Company or any Restricted Subsidiary;

(3)    any assets of the Company or any Restricted Subsidiary which constitute substantially all of an operating unit or line of business of the Company or any Restricted Subsidiary; or

(4)    any other property (including without limitation intellectual property) or asset of the Company or any Restricted Subsidiary outside of the ordinary course of business (including the receipt of proceeds paid on account of the loss of or damage to any property or asset and awards of compensation for any asset taken by condemnation, eminent domain or similar proceedings but excluding the Equity Interests or other Investment in an Unrestricted Subsidiary that was designated as an Unrestricted Subsidiary after the Issue Date).

For the purposes of this definition, the term “Asset Sale” shall not include:

(A)    any transaction consummated in compliance with “—Certain Covenants—Merger, Sale of Assets, etc.” above and the creation of any Lien not prohibited by “—Certain Covenants—Limitation on Liens” above;

(B)    sales of property or equipment that has become worn out, obsolete or damaged or otherwise unsuitable for use in connection with the business of the Company or any Restricted Subsidiary;

(C)    any transaction consummated in compliance with “—Certain Covenants—Limitation on Restricted Payments” above;

(D)    any transaction or series of related transactions involving assets with a Fair Market Value not in excess of $5.0 million; and

(E)    sales or other dispositions of Cash Equivalents, inventory, receivables and other current assets in the ordinary course of business.

“Board Resolution” means, with respect to any Person, a duly adopted resolution of the Board of Directors of such Person, or any duly authorized committee thereof.

“Business Day” means a day that is not a Saturday, a Sunday or a day on which (i) commercial banking institutions in New York, New York are authorized or required by law to be closed or (ii) the New York Stock Exchange is not open for trading.

“Capital Lease Obligation” means, at the time any determination thereof is to be made, the amount of the liability in respect of a lease that would at such time be required to be capitalized on a balance sheet prepared in accordance with GAAP.

“Cash Equivalents” means

(1)    marketable direct obligations issued by, or unconditionally guaranteed by, the United States or issued by any agency or instrumentality thereof and backed by the full faith and credit of the United States, in each case maturing within one year from the date of acquisition thereof;

(2)    marketable direct obligations issued by any state of the United States of America or by, the District of Columbia maturing within one year from the date of acquisition thereof and, at the time of acquisition, having one of the two highest ratings obtainable from either S&P or Moody’s;

(3)    commercial paper maturing no more than one year from the date of creation thereof and, at the time of acquisition, having a rating of at least A-1 from S&P or a rating of at least P-1 from Moody’s;

(4)    investments in time deposit accounts, term deposit accounts, money market deposit accounts, certificates of deposit or bankers’ acceptances maturing within one year from the date of acquisition thereof issued by any bank organized under the laws of the United States of America or any state thereof or the District of Columbia having at the date of acquisition thereof combined capital and surplus of not less than $500.0 million;

(5)    repurchase obligations with a term of not more than 30 days for underlying securities of the types described in clause (1) above entered into with any bank meeting the qualifications specified in clause (4) above; and

(6)    investments in money market funds which invest substantially all their assets in securities of the types described in any of clauses (1) through (5) above.

“Change of Control” means the occurrence of any of the following events (whether or not approved by the Board of Directors of the Company)

(1)    any Person beneficially owns (as defined in Rules 13d-3 and 13d-5 under the Exchange Act, except that a Person shall be deemed to have “beneficial ownership” of all securities that such Person has the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, more than 35% of the total voting power of the then outstanding Voting Equity Interests of the Company;

(2)    the Company consolidates with, or merges with or into, another Person (other than a Wholly Owned Restricted Subsidiary) or the Company or the Restricted Subsidiaries sell, assign, convey, transfer, lease or otherwise dispose of all or substantially all of the assets of the Company and the Restricted Subsidiaries (determined on a consolidated basis) to any Person (other than the Company or a Wholly Owned Restricted Subsidiary), other than any such transaction where immediately after such transaction the Person or Persons that “beneficially owned” (as defined in Rules 13d-3 and 13d-5 under the Exchange Act, except that a Person shall be deemed to have “beneficial ownership” of all securities that such Person has the right to acquire, whether such right is exercisable immediately or only after the passage of time) immediately prior to such transaction, directly or indirectly, the then outstanding Voting Equity Interests of the Company, “beneficially own or owns” (as so determined), directly or indirectly, a majority of the total voting power of the then outstanding Voting Equity Interests of the surviving or transferee Person;

(3)    during any period of two consecutive years, individuals who at the beginning of such period constituted the Board of Directors of the Company (together with any new directors whose election by such Board of Directors or whose nomination for election by the shareholders of the Company was approved by a vote of a majority of the directors of the Company then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the Board of Directors of the Company then in office; or

(4)    the adoption of a plan of liquidation or dissolution of the Company.

“Change of Control Date” has the meaning set forth under “—Offer to Purchase upon Change of Control” above.

“Consolidated Coverage Ratio” as of any date of determination means the ratio of (i) the aggregate amount of Consolidated EBITDA for the four quarter period of the most recent four consecutive fiscal quarters for which financial statements are available ending prior to the date of such determination (the “Four Quarter Period”) to (ii) Consolidated Interest Expense for such Four Quarter Period; provided, however, that:

(1)    if the Company or any Restricted Subsidiary has Incurred any Indebtedness or issued any Disqualified Equity Interests since the beginning of such Four Quarter Period that remains outstanding on such date of determination or if the transaction giving rise to the need to calculate the Consolidated Coverage Ratio is an Incurrence of Indebtedness or an issuance of Disqualified Equity Interests, Consolidated EBITDA and Consolidated Interest Expense for such Four Quarter Period shall be calculated after giving effect on a pro forma basis to such Indebtedness or such Disqualified Equity Interests as if such Indebtedness or such Disqualified Equity Interests had been Incurred on the first day of such Four Quarter Period and the discharge of any other Indebtedness or Disqualified Equity Interests repaid, repurchased or otherwise discharged with the proceeds of such new Indebtedness as if such discharge had occurred on the first day of such Four Quarter Period,

(2)    if the Company or any Restricted Subsidiary has repaid, repurchased, defeased, retired or otherwise discharged (a “Discharge”) any Indebtedness or Disqualified Equity Interests since the beginning of such Four Quarter Period that no longer remains outstanding on such date of determination or if the transaction giving rise to the need to calculate the Consolidated Coverage Ratio involves a Discharge of Indebtedness or Disqualified Equity Interests, Consolidated EBITDA and Consolidated Interest Expense for such Four Quarter Period shall be calculated after giving effect on a pro forma basis to such Discharge of Indebtedness or Disqualified Equity Interests, including with the proceeds of any new Indebtedness, as if such Discharge (and Incurrence of new Indebtedness or Disqualified Equity Interests, if any) had occurred on the first day of such Four Quarter Period,

(3)    if since the beginning of such Four Quarter Period the Company or any Restricted Subsidiary shall have disposed of any business or group of assets in any asset sale (including by way of merger or otherwise), the Consolidated EBITDA and Consolidated Interest Expense for such Four Quarter Period shall be calculated after giving effect on a pro forma basis to such disposition, including application of the proceeds therefrom, as if such disposition had occurred on the first day of such Four Quarter Period,

(4)    if since the beginning of such Four Quarter Period the Company or any Restricted Subsidiary (by merger or otherwise) shall have made an Investment in any Restricted Subsidiary (or any Person that becomes a Restricted Subsidiary) or an Acquisition, including any Acquisition of assets occurring in connection with a transaction causing a calculation to be made hereunder, Consolidated EBITDA and Consolidated Interest Expense for such Four Quarter Period shall be calculated after giving pro forma effect thereto (including the Incurrence of any Indebtedness) as if such Investment or Acquisition occurred on the first day of such Four Quarter Period,

(5)    if since the beginning of such Four Quarter Period any Person (that subsequently became a Restricted Subsidiary or was merged with or into the Company or any Restricted Subsidiary since the beginning of such Four Quarter Period) shall have engaged in any transaction that would have required an adjustment pursuant to clause (1), (2), (3) or (4) above if made by the Company or a Restricted Subsidiary during such Four Quarter Period, Consolidated EBITDA and Consolidated Interest Expense for such Four Quarter Period shall be calculated after giving pro forma effect thereto as if such transaction occurred on the first day of such Four Quarter Period, and

(6)    for any Four Quarter Period including a fiscal quarter or quarters ended prior to the Issue Date, the amount of Consolidated EBITDA for any such fiscal quarter or quarters shall be calculated in a manner not inconsistent in any material respect with the calculation of pro forma amounts shown in this prospectus.

For purposes of this definition, whenever pro forma effect is to be given to an acquisition of assets, the amount of income or earnings relating thereto and the amount of Consolidated Interest Expense associated with any Indebtedness Incurred in connection therewith, the pro forma calculations shall be determined in good faith by a responsible financial or accounting officer of the Company (and such calculations may include such pro forma adjustments for non-recurring items that the Company considers reasonable in order to reflect the ongoing impact of any such transaction on the Company’s results of operations). If any Indebtedness bears a floating rate of interest and is being given pro forma effect, the interest expense on such Indebtedness shall be calculated as if the rate in effect on the date of determination had been the applicable rate for the entire period (taking into account any agreement under which Hedging Obligations relating to interest are outstanding applicable to such Indebtedness if such agreement under which such Hedging Obligations are outstanding has a remaining term as at the date of determination in excess of 12 months). In making any determination of compliance with the Consolidated Coverage Ratio under the Indenture, pro forma effect shall be given to the provisions of clause (2) of the definition of “Consolidated Net Income” when giving effect to the Incurrence of any Indebtedness and the application of the proceeds therefrom.

“Consolidated EBITDA” means, for any period, the Consolidated Net Income for such period, minus any non-cash item increasing Consolidated Net Income during such period, plus the following to the extent deducted in calculating such Consolidated Net Income:

(1)    Consolidated Income Tax Expense for such period;

(2)    Consolidated Interest Expense for such period;

(3)    depreciation expense for such period;

(4)    amortization expense for such period; and

(5)    all other non-cash items reducing Consolidated Net Income for such period (other than any non-cash item requiring an accrual or a reserve for cash disbursements in any future period).

“Consolidated Income Tax Expense” means, with respect to the Company for any period, the provision for federal, provincial, state, local and foreign income taxes payable by the Company and the Restricted Subsidiaries for such period as determined on a consolidated basis in accordance with GAAP.

“Consolidated Interest Expense” means, with respect to the Company for any period, without duplication, the sum of:

(1)    the interest expense of the Company and the Restricted Subsidiaries for such period as determined on a consolidated basis in accordance with GAAP, including, without limitation, (a) the net cost under Hedging Obligations relating to interest (including any amortizations of discounts, but excluding any mark-to-market adjustments), (b) the interest portion of any deferred payment obligation, (c) all commissions, discounts and other fees and charges owed with respect to letters of credit and bankers’ acceptance financing, (d) all capitalized interest and all accrued interest and (e) any original issue discount on any Indebtedness; and

(2)    the interest component of Capital Lease Obligations paid, accrued and/or scheduled to be paid or accrued by the Company and the Restricted Subsidiaries during such period as determined on a consolidated basis in accordance with GAAP; and

(3)    the product of (x) the amount of dividends and distributions paid or accrued in respect of Disqualified Equity Interests of the Company (other than dividends or distributions consisting solely of Qualified Equity Interests) during such period as determined on a consolidated basis in accordance with

GAAP and (y) a fraction, the numerator of which is one and the denominator of which is one minus the then current effective consolidated federal, provincial, state and local tax rate of the Company, expressed as a decimal; excluding, however, (i) any premiums, fees and expenses (and any amortization thereof) payable in connection with the offering of the Notes or entering into the Senior Credit Facility and (ii) the portion of interest expense at non-Wholly Owned Restricted Subsidiaries equal to the percentage of outstanding Voting Equity Interests of such Restricted Subsidiary held by Persons other than the Company, any Subsidiary of the Company or Affiliates of the Company or any of its Subsidiaries.

“Consolidated Net Income” means, for any period, the consolidated net income (loss) of the Company and the Restricted Subsidiaries for such period determined in accordance with GAAP; provided, however, that there shall not be included in calculating such Consolidated Net Income:

(1)    any net income (loss) of any Person other than the Company or a Restricted Subsidiary, except to the extent of the amount of cash actually distributed by such Person during such period to the Company or a Restricted Subsidiary as a dividend or other distribution;

(2)    any net income (but not loss) of any Restricted Subsidiary if such Restricted Subsidiary is subject to restrictions, directly or indirectly, precluding the payment of dividends or the making of distributions by such Restricted Subsidiary, directly or indirectly, to the Company to the extent of such limitations or restrictions;

(3)    any gain or loss realized upon the sale or other disposition of any asset of the Company or the Restricted Subsidiaries (including pursuant to any sale/leaseback transaction) that is not sold or otherwise disposed of in the ordinary course of business and any gain or loss realized upon the sale or other disposition of any Equity Interests of any Person;

(4)    any extraordinary gain or loss;

(5)    the cumulative effect of a change in accounting principles; or

(6)    unrealized gains or losses in respect of Hedging Obligations permitted by clause (6) of the “—Limitation on Indebtedness” covenant as recorded on the statement of operations in accordance with GAAP.

In the case of clauses (3), (4) and (6) such amount or charge shall be net of any tax or tax benefit to the Company or any of its consolidated Subsidiaries resulting therefrom.

“Default” means any event that is or with the passage of time or the giving of notice or both would be an Event of Default.

“Designated Senior Indebtedness” means (1) any Indebtedness outstanding under the Senior Credit Facility and any Hedging Obligations under hedge agreements entered into with lenders or former lenders thereunder (or Affiliates of any lenders or former lenders) and (2) any other Senior Indebtedness which, at the time of determination, has an aggregate principal amount outstanding, together with any commitments to lend additional amounts, of at least $25.0 million, if the instrument governing such Senior Indebtedness expressly states that such Indebtedness is

“Designated Senior Indebtedness” for purposes of the Indenture and a Board Resolution setting forth such designation by the Company has been filed with the Trustee.

“Designation” has the meaning set forth under “—Certain Covenants—Designation of Unrestricted Subsidiaries” above.

“Designation Amount” has the meaning set forth in the definition of “Investment.”

“Disposition” means, with respect to any Person, any merger, consolidation, amalgamation or other business combination involving such Person (whether or not such Person is the Surviving Person) or the sale, assignment, transfer, lease, conveyance or other disposition of all or substantially all of such Person’s assets.

“Disqualified Equity Interest” means any Equity Interest which, by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable at the option of the holder thereof), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or redeemable, at the option of the holder thereof, in whole or in part, or exchangeable into Indebtedness on or prior to the maturity date of the Notes; provided, however, that any Equity Interest that would not constitute Disqualified Equity Interests but for provisions thereof giving holders thereof the right to require the issuer to purchase or redeem such Equity Interests upon the occurrence of an “asset sale” or “change of control” occurring prior to the maturity date of the Notes shall not constitute Disqualified Equity Interests if (1) the “asset sale” or “change of control” provisions applicable to such Equity Interest are not more favorable in any material respect to the holders of such Equity Interests than the terms applicable to the Notes and described under the captions “—Certain Covenants—Disposition of Proceeds of Asset Sales” and “—Offer to Purchase upon Change of Control” and (2) any such requirement only becomes operative after compliance with such terms applicable to the Notes, including the purchase of any Notes tendered in respect of any Offer.

“Distribution” means the distribution of stock certificates representing the common stock of the Company to holders of common stock of Allergan in accordance with the Spin-Off Documents.

“Domestic Subsidiary” means a direct or indirect Restricted Subsidiary that is incorporated under the laws of any State of the United States or Puerto Rico or the District of Columbia other than any such Subsidiary that is a direct or indirect Subsidiary of a Foreign Subsidiary.

“Equity Interest” in any Person means any and all shares, interests, rights to purchase, warrants, options, participations or other equivalents of or interests in (however designated) corporate stock or other equity participations, including partnership interests, whether general or limited, in such Person, including any Preferred Equity Interests and any right or interest which is classified as equity in accordance with GAAP.

“Excess” has the meaning set forth under “—Certain Covenants—Disposition of Proceeds of Asset Sales.”

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated by the SEC thereunder.

“Existing Indebtedness” means Indebtedness of the Company and its Restricted Subsidiaries in existence on the Distribution Date and shown on the Company’s pro forma balance sheet as of March 29, 2002, or incurred thereafter in the ordinary course of business, until such amounts are repaid; provided, however, that Existing Indebtedness shall not include Indebtedness repurchased or repaid with the proceeds of the offering of the Notes and shall not include Indebtedness for money borrowed.

“Expiration Date” has the meaning set forth in the definition of “Offer to Purchase” below.

“Fair Market Value” means, with respect to any asset, the price (after taking into account any liabilities relating to such assets) which could be negotiated in an arm’s-length free market transaction, for cash, between a willing seller and a willing and able buyer, neither of which is under any compulsion to complete the transaction; provided, however, that the Fair Market Value of any such asset or assets shall be determined conclusively by the Board of Directors of the Company acting in good faith, and shall be evidenced by a Board Resolution delivered to the Trustee.

“Foreign Subsidiary” means a direct or indirect Subsidiary of the Company that is not a Domestic Subsidiary.

“Four Quarter Period” has the meaning set forth in the definition of “Consolidated Coverage Ratio” above.

“GAAP” means, at any date of determination, generally accepted accounting principles in effect in the United States at such time and which are consistently applied.

“guarantee” means, as applied to any obligation, (1) a guarantee (other than by endorsement of negotiable instruments for collection in the ordinary course of business), direct or indirect, in any manner, of any part or all of such obligation and (2) an agreement, direct or indirect, contingent or otherwise, the practical effect of which is to assure in any way the payment or performance (or payment of damages in the event of non-performance) of all or any part of such obligation, including, without limiting the foregoing, the payment of amounts drawn down by letters of credit. A guarantee shall include, without limitation, any agreement to maintain or preserve any other Person’s financial condition or to cause any other Person to achieve certain levels of operating results.

“Guarantors” means each of:

(1)    AMO Holdings, LLC, a Delaware limited liability company; and

(2)    any other subsidiary that executes a Note Guarantee in accordance with the provisions of the Indenture;

and their respective successors and assigns.

“Hedging Obligations” means, with respect to any Person, the Obligations of such Person under (1) interest rate swap agreements, interest rate cap agreements and interest rate collar agreements, (2) other agreements or arrangements designed to protect such Person against fluctuations in interest rates and (3) foreign currency or commodity hedge, swap, exchange or similar protection agreements (agreements referred to in this definition being referred to herein as “Hedging Agreements”).

“Holder” means the registered holder of any Note.

“Incur” means, with respect to any Indebtedness or other obligation of any Person, to create, issue, incur (including by conversion, exchange or otherwise), assume, guarantee or otherwise become liable in respect of such Indebtedness or other obligation or the recording, as required pursuant to GAAP or otherwise, of any such Indebtedness or other obligation on the balance sheet of such Person (and “Incurrence,” “Incurred” and “Incurring” shall have meanings correlative to the foregoing). Indebtedness of any Acquired Person or any of its Subsidiaries existing at the time such Acquired Person becomes a Restricted Subsidiary (or is merged into or consolidated with the Company or any Restricted Subsidiary), whether or not such Indebtedness was Incurred in connection with, as a result of, or in contemplation of, such Acquired Person becoming a Restricted Subsidiary (or being merged into or consolidated or amalgamated with the Company or any Restricted Subsidiary), shall be deemed Incurred at the time any such Acquired Person becomes a Restricted Subsidiary or merges into or consolidates or amalgamates with the Company or any Restricted Subsidiary. The accrual of interest, the accretion or amortization of original issue discount, the payment of interest on any Indebtedness in the form of additional Indebtedness with the same terms, and the payment of dividends on Disqualified Equity Interests in the form of additional shares of the same class of Disqualified Equity Interests, will not be deemed to be an Incurrence of Indebtedness or an issuance of Disqualified Equity Interests; provided, however, in each such case, that the amount thereof is included in the Consolidated Interest Expense as accrued.

“Indebtedness” means (without duplication), with respect to any Person, whether recourse is to all or a portion of the assets of such Person and whether or not contingent:

(1)    every obligation of such Person for money borrowed;

(2)    every obligation of such Person evidenced by bonds, debentures, notes or other similar instruments, including obligations incurred in connection with the acquisition of property, assets or businesses by such Person;

(3)    every reimbursement obligation of such Person with respect to letters of credit, bankers’ acceptances or similar facilities issued for the account of such Person;

(4)    every obligation of such Person issued or assumed as the deferred purchase price of property or services (but excluding (A) earnout or other similar obligations until such time as the amount of such obligation is capable of being determined and its payment is probable, (B) trade accounts payable incurred in the ordinary course of business and payable in accordance with industry practices, or (C) other accrued liabilities arising in the ordinary course of business which are not overdue or which are being contested in good faith);

(5)    every Capital Lease Obligation of such Person, including, without limitation, from saleleaseback transactions;

(6)    every net obligation payable under Hedging Agreements of such Person;

(7)    every obligation of the type referred to in clauses (1) through (6) of another Person and all dividends of another Person the payment of which, in either case, such Person has guaranteed or is responsible or liable for, directly or indirectly, as obligor, guarantor or otherwise; and

(8)    any and all deferrals, renewals, extensions and refundings of, or amendments, modifications or supplements to, any liability of the kind described in any of the preceding clauses (1) through (7) above.

        Indebtedness:

(A)    shall never be calculated taking into account any cash and cash equivalents held by such Person;

(B)    shall not include obligations of any Person (1) arising from the honoring by a bank or other financial institution of a check, draft or similar instrument inadvertently drawn against insufficient funds in the ordinary course of business, provided that such obligations are extinguished within 30 days of their Incurrence, (2) resulting from the endorsement of negotiable instruments for collection in the ordinary course of business and consistent with past business practices and (3) under stand-by letters of credit to the extent collateralized by cash or Cash Equivalents;

(C)    shall include the liquidation preference and any mandatory redemption payment obligations in respect of any Disqualified Equity Interests of the Company or any Preferred Equity Interest of any Restricted Subsidiary;

(D)    shall not include any liability for federal, state, local or other taxes; and

(E)    shall not include obligations under performance bonds, performance guarantees, surety bonds and appeal bonds, letters of credit or similar obligations, incurred in the ordinary course of business.

In addition, for the purpose of avoiding duplication in calculating the outstanding principal amount of Indebtedness for purposes of the “Limitation on Indebtedness” covenant of the Indenture, Indebtedness arising solely by reason of the existence of a Lien permitted under the “Limitation on Liens” covenant of the Indenture to secure other Indebtedness permitted to be Incurred under the “Limitation on Indebtedness” covenant of the Indenture will not be considered to be incremental Indebtedness.

“Independent Financial Advisor” means a nationally recognized accounting, appraisal, investment banking firm or consultant in the United States that is, in the judgment of the Company’s Board of Directors, independent and qualified to perform the task for which it is to be engaged.

“Insolvency or Liquidation Proceeding” means, with respect to any Person, any liquidation, dissolution or winding up of such Person, or any bankruptcy, reorganization, insolvency, receivership or similar proceeding with respect to such Person, whether voluntary or involuntary.

“interest” means, with respect to the Notes, the sum of any cash interest and any Liquidated Damages on the Notes.

“Investment” means, with respect to any Person, any direct or indirect loan, advance, guarantee or other extension of credit (in each case other than in connection with an acquisition of property or assets that does not otherwise constitute an Investment) or capital contribution to (by means of transfers of cash or other property or assets to others or payments for property or services for the account or use of others, or otherwise), or purchase or acquisition of capital stock, bonds, notes, debentures or other securities or evidences of Indebtedness issued by, any other Person. The amount of any Investment shall be the original cost of such Investment, plus the cost of all additions thereto, and minus the amount of any portion of such Investment repaid to such Person in cash as a repayment of principal or a return of capital, as the case may be, but without any other adjustments for increases or decreases in value, or write-ups, writedowns or write-offs with respect to such Investment. In determining the amount of any Investment involving a transfer of any property or asset other than cash, such property shall be valued at its Fair Market Value at the time of such transfer. For purposes of the “Limitations on Restricted Payments” covenant and the “Designation of Unrestricted Subsidiaries” covenant, Investments shall be deemed to be made in an amount (the “Designation Amount”) equal to the Fair Market Value of assets (net of liabilities) of a Restricted Subsidiary at the time of Designation. If the Company or any Restricted Subsidiary sells or otherwise disposes of any Voting Equity Interests of any direct or indirect Restricted Subsidiary such that, after giving effect to such sale or disposition, the Company no longer owns, directly or indirectly, a majority of the outstanding Voting Equity Interests of such Restricted Subsidiary, the Company will be deemed to have made an Investment on the date of such sale or disposition equal to the Fair Market Value of the Equity Interest of such Restricted Subsidiary that after giving effect to such sale or disposition is owned, directly or indirectly, by the Company.

“Issue Date” means the original issue date of the Notes.

“Lien” means any lien, mortgage, charge, security interest, hypothecation, assignment for security or encumbrance of any kind (including any conditional sale or capital lease or other title retention agreement, and any agreement to give any security interest but excluding any lease which does not secure Indebtedness).

“Liquidated Damages” has the meaning provided in the Registration Rights Agreement.

“Maturity Date” means July 15, 2010.

“Net Cash Proceeds” means the aggregate proceeds in the form of cash or Cash Equivalents received by the Company or any Restricted Subsidiary in respect of any Asset Sale, including all cash or Cash Equivalents received upon any sale, liquidation or other exchange of proceeds of Asset Sales received in a form other than cash or Cash Equivalents, net of:

(1)    the direct costs relating to such Asset Sale (including, without limitation, legal, accounting and investment banking fees, and sales commissions) and any relocation expenses incurred as a result thereof,

(2)    taxes paid or payable as a result thereof;

(3)    amounts required to be applied to the repayment of Indebtedness secured by a Lien on the asset or assets that were the subject of such Asset Sale; and

(4)    amounts deemed, in good faith, appropriate by the Board of Directors of the Company to be provided as a reserve, in accordance with GAAP, against any liabilities associated with such assets which are the subject of such Asset Sale (provided that the amount of any such reserves shall be deemed to constitute Net Cash Proceeds at the time such reserves shall have been released or are not otherwise required to be retained as a reserve).

“Note Guarantee” means the subordinated guarantee by each Guarantor of the Company’s payment obligations under the Indenture and the Notes, executed pursuant to the Indenture.

“Obligations” means any principal, interest (including, in the case of Senior Indebtedness, PostPetition Interest), penalties, fees, indemnifications, reimbursement obligations, damages, expenses and other liabilities payable under the documentation governing any Indebtedness.

“Offer” has the meaning set forth in the definition of “Offer to Purchase” below.

“Offer to Purchase” means a written offer (the “Offer”) sent by or on behalf of the Company by first-class mail, postage prepaid, to each Holder at his address appearing in the register for the Notes on the date of the Offer offering to purchase up to the principal amount of Notes specified in such Offer at the purchase price specified in such Offer (as determined pursuant to the Indenture). Unless otherwise required by applicable law, the Offer shall specify an expiration date (the “Expiration Date”) of the Offer to Purchase, which shall be not less than 20 Business Days nor more than 60 days after the date of such Offer, and a settlement date (the “Purchase Date”) for purchase of Notes to occur no later than five Business Days after the Expiration Date. The Company shall notify the Trustee at least five Business Days (or such shorter period as is acceptable to the Trustee) prior to the mailing of the Offer of the Company’s obligation to make an Offer to Purchase, and the Offer shall be mailed by the Company or, at the Company’s request, by the Trustee in the name and at the expense of the Company. The Offer shall contain all the information required by applicable law to be included therein. The Offer shall also contain or incorporate by reference information concerning the business of the Company and its Subsidiaries which the Company in good faith believes will enable such Holders to make an informed decision with respect to the Offer to Purchase, which at a minimum will include:

(1)    the most recent annual and quarterly financial statements and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in the documents required to be filed with the Trustee pursuant to the Indenture (which requirements may be satisfied by delivery of such documents together with the Offer);

(2)    a description of material developments in the Company’s business subsequent to the date of the latest of such financial statements referred to in clause (1) (including a description of the events requiring the Company to make the Offer to Purchase);

(3)    if applicable, appropriate pro forma financial information concerning the Offer to Purchase and the events requiring the Company to make the Offer to Purchase; and

(4)    any other information required by applicable law to be included therein.

The Offer shall contain all instructions and materials necessary to enable such Holders to tender Notes pursuant to the Offer to Purchase. The Offer shall also state:

(1)    the Section of the Indenture pursuant to which the Offer to Purchase is being made;

(2)    the Expiration Date and the Purchase Date;

(3)    the aggregate principal amount of the outstanding Notes offered to be purchased by the Company pursuant to the Offer to Purchase (including, if less than 100%, the manner by which such amount has been determined pursuant to the Section of the Indenture requiring the Offer to Purchase) (the “Purchase Amount”);

(4)    the purchase price to be paid by the Company for each $1,000 aggregate principal amount of Notes accepted for payment (as specified pursuant to the Indenture) (including accrued and unpaid interest and Liquidated Damages, if any, the “Purchase Price”);

(5)    that the Holder may tender all or any portion of the Notes registered in the name of such Holder and that any portion of a Note tendered must be tendered in an integral multiple of $1,000 principal amount;

(6)    the place or places where Notes are to be surrendered for tender pursuant to the Offer to Purchase;

(7)    that interest on any Note not tendered or tendered but not purchased by the Company pursuant to the Offer to Purchase will continue to accrue;

(8)    that on the Purchase Date the Purchase Price will become due and payable upon each Note being accepted for payment pursuant to the Offer to Purchase and that interest thereon shall cease to accrue on and after the Purchase Date;

(9)    that each Holder electing to tender all or any portion of a Note pursuant to the Offer to Purchase will be required to surrender such Note at the place or places specified in the Offer prior to the close of business on the Expiration Date (such Note being, if the Company or the Trustee so requires, duly endorsed by, or accompanied by a written instrument of transfer in form satisfactory to the Company and the Trustee duly executed by, the Holder thereof or his attorney duly authorized in writing with signature guaranteed);

(10)    that Holders will be entitled to withdraw all or any portion of Notes tendered if the Company (or its Paying Agent) receives, not later than the close of business on the Expiration Date, a telegram, telex, facsimile transmission or letter setting forth the name of the Holder, the principal amount of the Note the Holder tendered, the certificate number of the Note the Holder tendered and a statement that such Holder is withdrawing all or a portion of his tender;

(11)    that (a) if Notes in an aggregate principal amount less than or equal to the Purchase Amount are duly tendered and not withdrawn pursuant to the Offer to Purchase, the Company shall purchase all such Notes and (b) if Notes in an aggregate principal amount in excess of the Purchase Amount are tendered and not withdrawn pursuant to the Offer to Purchase, the Company shall purchase Notes having an aggregate principal amount equal to the Purchase Amount on a pro rata basis (with such adjustments as may be deemed appropriate so that only Notes in denominations of $1,000 principal amount or integral multiples thereof shall be purchased); and

(12)    that in the case of any Holder whose Note is purchased only in part, the Company shall execute and the Trustee shall authenticate and deliver to the Holder of such Note without service charge, a new Note or Notes, of any authorized denomination as requested by such Holder, in an aggregate principal amount equal to and in exchange for the unpurchased portion of the Note so tendered.

An Offer to Purchase shall be governed by and effected in accordance with the provisions above pertaining to any Offer.

“Officer” means the Chairman, any Vice Chairman, the President, any Vice President, the Chief Financial Officer, the Treasurer or the Secretary of the Company.

“Officers’ Certificate” means a certificate signed by two Officers or by one Officer and any Assistant Treasurer or Assistant Secretary of the Company and which complies with the provisions of the Indenture.

“Opinion of Counsel” means a written opinion from legal counsel who is reasonably acceptable to the Trustee. The counsel may be an employee of or counsel to the Company or the Trustee.

“Pari Passu Debt” means Indebtedness of the Company that neither constitutes Senior Indebtedness nor Subordinated Indebtedness.

“Permitted Indebtedness” has the meaning set forth in the second paragraph of “—Certain Covenants—Limitation on Indebtedness” above.

“Permitted Investments” means:

(1)    Investments in Cash Equivalents;

(2)    Investments in prepaid expenses, negotiable instruments held for collection and lease, utility and workers’ compensation, performance and other similar deposits;

(3)    loans and advances to employees made in the ordinary course of business not to exceed $2.5 million in the aggregate at any one time outstanding;

(4)    Hedging Obligations; provided, however, that such Hedging Obligations are entered into for genuine hedging purposes to protect the Company and/or the Restricted Subsidiaries against interest rate, currency exchange rate, commodity prices or similar fluctuations and not for speculative purposes;

(5)    any non-cash consideration received as a result of Asset Sales in compliance with “—Certain Covenants—Disposition of Proceeds of Asset Sales” above or in satisfaction of judgments or claims and any “earn out” or similar right permitted under “—Certain Covenants—Disposition of Proceeds of Asset Sales”;

(6)    any Investment to the extent that the consideration therefor consists of Qualified Equity Interests of the Company;

(7)    accounts receivable acquired in the ordinary course of business or Investments (including debt obligations) received in connection with the bankruptcy or reorganization of suppliers and customers and in settlement of delinquent obligations of, and other disputes with, customers and suppliers arising in the ordinary course of business;

(8)    Investments in the Notes;

(9)    an Investment in an Unrestricted Subsidiary consisting solely of an Investment in another Unrestricted Subsidiary;

(10)    an Investment that replaces, refinances or refunds an Investment existing on the Issue Date; provided that such Investment is in an amount that does not exceed the amount replaced, refinanced or refunded and is made in the same Person as the Investment replaced, refinanced or refunded; and

(11)    other Investments not to exceed $15.0 million at any one time outstanding.

“Permitted Junior Securities” means any securities of the Company or any other Person that are:

(1)    equity securities without special covenants; or

(2)    subordinated in right of payment to all Senior Indebtedness that may at the time be outstanding, to substantially the same extent as, or to a greater extent than, the Notes are subordinated as provided in the Indenture, and as to which (a) the rate of interest on such securities shall not exceed the effective rate of interest on the Notes on the date of the Indenture, (b) such securities shall not be entitled to the benefits of covenants or defaults materially more beneficial to the holders of such securities than those in effect with respect to the Notes on the date of the Indenture and (c) such securities shall not provide for amortization (including sinking fund and mandatory prepayment provisions) commencing prior to the date six months following the final scheduled maturity date of the Senior Indebtedness (as modified by the plan of reorganization or readjustment pursuant to which such securities are issued).

“Permitted Liens” means:

(1)    Liens on property of a Person existing at the time such Person is merged into or consolidated or amalgamated with the Company or any Restricted Subsidiary; provided, however, that such Liens were in existence prior to the contemplation of such merger or consolidation and do not attach to any property or assets of the Company or any Restricted Subsidiary other than the property or assets subject to the Liens prior to such merger or consolidation and the proceeds thereof,

(2)    Liens existing on the Issue Date;

(3)    Liens securing the Notes;

(4)    Liens in favor of the Company or any Restricted Subsidiary;

(5)    Liens to secure any refinancings, renewals, extensions, modifications or replacements (collectively, “refinancing”) (or successive refinancings), in whole or in part, of any Indebtedness secured by Liens referred to in clauses (1) through (4) above so long as such Lien does not extend to any other property (other than improvements thereto);

(6)    Liens securing performance bonds, performance guarantees, surety bonds and appeal bonds, letters of credit or similar obligations entered into in the ordinary course of business and consistent with past business practice; and

(7)    Liens on and pledges of the Equity Interests of any Unrestricted Subsidiary securing any Indebtedness of such Unrestricted Subsidiary.

“Person” means any individual, corporation, partnership, joint venture, association, joint-stock company, limited liability company, limited liability limited partnership, trust, unincorporated organization or government or any agency or political subdivision thereof.

“Post-Petition Interest” means, with respect to any Indebtedness of any Person, all interest accrued or accruing on such Indebtedness after the commencement of any Insolvency or Liquidation Proceeding against such Person in accordance with and at the contract rate (including, without limitation, any rate applicable upon default) specified in the agreement or instrument creating, evidencing or governing such Indebtedness, whether or not, pursuant to applicable law or otherwise, the claim for such interest is allowed as a claim in such Insolvency or Liquidation Proceeding.

“Preferred Equity Interest,” in any Person, means an Equity Interest of any class or classes (however designated) which is preferred as to the payment of dividends or distributions, or as to the distribution of assets upon any voluntary or involuntary liquidation or dissolution of such Person, over Equity Interests of any other class in such Person.

“Public Equity Offering” means any primary public offering of common stock of the Company pursuant to an effective registration statement under the Securities Act and resulting in net proceeds to the Company of at least $35.0 million.

“Purchase Amount” has the meaning set forth in the definition of “Offer to Purchase” above.

“Purchase Date” has the meaning set forth in the definition of “Offer to Purchase” above.

“Purchase Money Indebtedness” means Indebtedness of the Company or any Restricted Subsidiary Incurred for the purpose of financing all or any part of the purchase price or the cost of construction or improvement of any property; provided, however, that the aggregate principal amount of such Indebtedness does not exceed the lesser of the Fair Market Value of such property or such purchase price or cost, including any refinancing of such Indebtedness that does not increase the aggregate principal amount (or accreted amount, if less) thereof as of the date of refinancing.

“Purchase Price” has the meaning set forth in the definition of “Offer to Purchase” above.

“Qualified Equity Interest” in any Person means any Equity Interest in such Person other than any Disqualified Equity Interest.

“Redemption Date” has the meaning set forth in the third paragraph of “Optional Redemption” above.

“Registration Rights Agreement” means the Registration Rights Agreement to be dated as of the Issue Date.

“Related Business” means (1) those businesses in which the Company or any of the Restricted Subsidiaries is engaged on the date of the Indenture, or that are reasonably related, ancillary, incidental or complementary thereto and (2) any business (the “Other Business”) which forms a part of a business (the “Acquired Business”) which is acquired by the Company or any of the Restricted Subsidiaries if the primary intent of the Company or such Restricted Subsidiary was to acquire that portion of the Acquired Business which meets the requirements of clause (1) of this definition.

“Restricted Subsidiary” means any Subsidiary of the Company other than (i) a Subsidiary of the Company that is designated as an Unrestricted Subsidiary on the Issue Date, (ii) any Subsidiary of the Company that has been designated by the Board of Directors of the Company subsequent to the Issue Date, by a resolution of the Board of Directors of the Company delivered to the Trustee, as an Unrestricted Subsidiary pursuant to “—Certain Covenants—Designation of Unrestricted Subsidiaries” above and (iii) any Subsidiary of an Unrestricted Subsidiary. Any designation of a Subsidiary of the Company as an Unrestricted Subsidiary may be revoked by a resolution of the Board of Directors of the Company delivered to the Trustee, subject to the provisions of “—Certain Covenants—Designation of Unrestricted Subsidiaries” above.

“SEC” means the Securities and Exchange Commission.

“Senior Credit Facility” means the Credit Agreement dated as of the Issue Date by and among the Company, as borrower, the lenders party thereto from time to time, Merrill Lynch & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated (“ML & Co.”), as Syndication Agent, ABN Amro Bank N.V., as Documentation Agent, Bank of America, N.A., as Administrative Agent, Foreign Currency Funding Lender and L/C Issuer, and ML & Co., as Co-Lead Arranger and Banc of America Securities LLC as Co-Lead Arranger, including any deferrals, renewals, extensions, replacements (which need not be in lieu of or in connection with a corresponding reduction in commitments under the aforementioned credit agreement), refinancings or refundings thereof, or amendments, modifications or supplements thereto and any agreement effecting any of the foregoing (including any restatements thereof and any increases in the amount of commitments thereunder), whether by or with the same or any other lender, creditor, or any one or more group of lenders or group of creditors (whether or not including any or all of the financial institutions party to the aforementioned credit agreements), and including related notes, guarantee and note agreements and other instruments and agreements executed in connection therewith.

“Senior Indebtedness” means, with respect to any Person, at any date,

(1)    all Obligations of such Person under the Senior Credit Facility;

(2)    all Hedging Obligations of such Person; and

(3)    Obligations of such Person, in connection with all other Indebtedness of the Company unless the instrument under which such Indebtedness is Incurred expressly provides that such Indebtedness is not senior or superior in right of payment to such Person’s obligations in respect of the Notes, and all renewals, extensions, modifications, amendments or refinancings thereof.

Notwithstanding the foregoing, Senior Indebtedness shall not include (a) to the extent that it may constitute Indebtedness, any obligation for federal, state, local or other taxes; (b) any Indebtedness among or between the Company and any Subsidiary of the Company, unless and for so long as such Indebtedness has been pledged to secure Obligations to a third party; (c) to the extent that it may constitute Indebtedness, any Obligation in respect of any trade payable Incurred for the purchase of goods or materials, or for services obtained, in the ordinary course of business; (d) Indebtedness evidenced by the Notes; (e) Indebtedness of such Person that is expressly subordinate or junior in right of payment to any other Indebtedness of such Person; (f) to the extent that it may constitute Indebtedness, any Obligation owing under leases (other than Capital Lease Obligations) or management agreements; and (g) any obligation that by operation of law is subordinate to any general unsecured obligations of such Person.

“Significant Restricted Subsidiary” means, at any date of determination, any Restricted Subsidiary that, together with its Subsidiaries, (i) for the most recent fiscal year of the Company, accounted for more than 10% of the consolidated revenues of the Company and its Restricted Subsidiaries or (ii) as of the end of such fiscal year, owned more than 10% of the consolidated assets of the Company and its Restricted Subsidiaries, all as set forth on the most recently available consolidated financial statements of the Company for such fiscal year.

“Specified Indebtedness” means any Indebtedness of the Company and its Restricted Subsidiaries other than any Indebtedness constituting Senior Indebtedness or constituting Indebtedness of a Restricted Subsidiary that is not a Guarantor.

“Spin-Off Documents” means the Contribution and Distribution Agreement, the Transitional Services Agreement, the Manufacturing Agreement, the Employee Matters Agreement and the Tax Sharing Agreement, in each case entered into as of the Distribution Date between the Company and Allergan.

“Stated Maturity,” when used with respect to any Note or any installment of interest thereon, means the date specified in such Note as the fixed date on which the principal of such Note or such installment of interest is due and payable.

“Subordinated Indebtedness” means any Indebtedness of the Company which is expressly subordinated in right of payment to the Notes.

“Subsidiary” means, with respect to any Person, (a) any corporation of which the outstanding Voting Equity Interests having at least a majority of the votes entitled to be cast in the election of directors shall at the time be owned, directly or indirectly, by such Person, or (b) any other Person of which at least a majority of Voting Equity Interests are at the time, directly or indirectly, owned by such first named Person.

“Surviving Person” means, with respect to any Person involved in or that makes any Disposition, the Person formed by or surviving such Disposition or the Person to which such Disposition is made.

“Total Assets” means, with respect to any Person, as of any date, the consolidated total assets of such Person, as determined in accordance with GAAP.

“United States Government Obligations” means direct non-callable obligations of the United States of America for the payment of which the full faith and credit of the United States is pledged.

“Unrestricted Subsidiary” means any Subsidiary of the Company designated as such pursuant to and in compliance with “—Certain Covenants—Designation of Unrestricted Subsidiaries” above, in each case until such time as any such designation may be revoked by a resolution of the Board of Directors of the Company delivered to the Trustee, subject to the provisions of such covenant.

“Voting Equity Interests” means Equity Interests in a corporation or other Person with voting power under ordinary circumstances entitling the holders thereof to elect the Board of Directors or other governing body of such corporation or Person.

“Weighted Average Life to Maturity” means, when applied to any Indebtedness (including Disqualified Equity Interests) at any date, the number of years obtained by dividing (1) the sum of the products obtained by multiplying (A) the amount of each then remaining installment, sinking fund, serial maturity or other required scheduled payment of principal, dividends including payment at final maturity, in respect thereof, by (B) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment, by (2) the then outstanding aggregate principal amount of such Indebtedness (including Disqualified Equity Interests).

“Wholly Owned Restricted Subsidiary” means any Restricted Subsidiary all of the outstanding Voting Equity Interests (other than directors’ qualifying shares) of which are owned, directly or indirectly, by the Company.

BOOK-ENTRY; DELIVERY AND FORM

The exchange notes will be issued in the form of one or more fully registered notes in global form (“global notes”). Ownership of beneficial interests in a global note will be limited to persons who have accounts with DTC (“participants”) or persons who hold interests through participants. Ownership of beneficial interests in a global note will be shown on, and the transfer of that ownership will be effected only through, records maintained by DTC or its nominee (with respect to interests of participants) and the records of participants (with respect to interests of persons other than participants).

So long as DTC, or its nominee, is the registered owner or holder of a global note, DTC or such nominee, as the case may be, will be considered the sole owner or holder of the notes represented by such global note for all purposes under the indenture and the exchange notes. No beneficial owner of an interest in a global note will be able to transfer that interest except in accordance with DTC’s applicable procedures, in addition to those provided for under the indenture.

Payments of the principal of, and interest on, a global note will be made to DTC or its nominee, as the case may be, as the registered owner thereof. Neither we, the trustee nor any paying agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in a global note or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

We expect that DTC or its nominee, upon receipt of any payment of principal or interest in respect of a global note, will credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such global note as shown on the records of DTC or its nominee. We also expect that payments by participants to owners of beneficial interests in such global note held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in the names of nominees for such customers. Such payments will be the responsibility of such participants.

Transfers between participants in DTC will be effected in the ordinary way in accordance with DTC rules and will be settled in same-day funds.

We expect that DTC will take any action permitted to be taken by a holder of exchange notes (including the presentation of exchange notes for exchange as described below) only at the direction of one or more participants to whose account DTC interests in a global note is credited and only in respect of such portion of the aggregate principal amount of exchange notes as to which such participant or participants has or have given such direction. However, if there is an event of default under the notes, DTC will exchange the applicable global note for certificated notes, which it will distribute to its participants.

We understand that: DTC is a limited purpose trust company organized under the laws of the State of New York, a “banking organization” within the meaning of New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the Uniform Commercial Code and a “Clearing Agency” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities for its participants and facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes in accounts of its participants, thereby eliminating the need for physical movement of certificates. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies and certain other organizations that clear through or maintain a custodial relationship with a participant, either directly or indirectly (“indirect participants”).

Although DTC is expected to follow the foregoing procedures in order to facilitate transfers of interests in a global note among participants of DTC, it is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. Neither we nor the trustee will have any responsibility for the performance by DTC or its respective participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

If DTC is at any time unwilling or unable to continue as a depositary for the global notes and a successor depositary is not appointed by us within 90 days, we will issue certificated notes in exchange for the global notes. Holders of an interest in a global note may receive certificated notes in accordance with the DTC’s rules and procedures in addition to those provided for under the Indenture.

PLAN OF DISTRIBUTION

Each broker-dealer that receives exchange notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for old notes where such old notes were acquired as a result of market-making activities or other trading activities. We have agreed that, for a period of 180 days after the expiration date of the exchange offer, we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale.

We will not receive any proceeds from any sale of exchange notes by broker-dealers. Exchange notes received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the exchange notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer or the purchasers of any such exchange notes. Any broker-dealer that resells exchange notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of such exchange notes may be deemed to be an “underwriter” within the meaning of the Securities Act and any profit on any such resale of exchange notes and any commission or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that, by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

For a period of 180 days after the expiration date of the exchange offer we will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests such documents in the letter of transmittal. We have agreed to pay all expenses incident to the exchange offer (including the expenses of one counsel for the holders of the notes) other than commissions or concessions of any brokers or dealers and will indemnify the holders of the notes (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of certain U.S. federal income and estate tax considerations relating to the exchange of the old notes for exchange notes in the exchange offer and the ownership and disposition of the exchange notes by holders thereof, but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations promulgated under the Code, administrative rulings and judicial decisions as of the date hereof. These authorities may be changed, perhaps retroactively, so as to result in U.S. federal income and estate tax consequences different from those set forth below. We have not sought any ruling from the Internal Revenue Service or an opinion of counsel with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the Internal Revenue Service will agree with such statements and conclusions.

This summary assumes that the exchange notes are held as capital assets. This summary also does not address the tax considerations arising under the laws of any foreign, state or local jurisdiction. In addition, this discussion does not address all tax considerations that may be applicable to a holder’s particular circumstances or to holders that may be subject to special tax rules, including, without limitation:

•	holders subject to the alternative minimum tax;

•	banks, insurance companies, or other financial institutions;

•	tax-exempt organizations;

•	dealers in securities or commodities;

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•	“U.S. holders” whose “functional currency” is not the U.S. dollar;

•	persons that will hold the exchange notes as a position in a hedging transaction, “straddle,” “conversion transaction” or other risk reduction transaction; or

•	persons deemed to sell the exchange notes under the constructive sale provisions of the Code.

If a partnership holds exchange notes, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding exchange notes, you should consult your tax advisor regarding the tax consequences of the ownership and disposition of the exchange notes.

This summary of certain U.S. federal tax considerations is for general information only and is not tax advice. You are urged to consult your tax advisor with respect to the application of U.S. federal income tax laws to your particular situation as well as any tax consequences arising under the U.S. federal estate or gift tax rules or under the laws of any state, local, foreign or other taxing jurisdiction or under any applicable tax treaty.

Consequences to U.S. Holders

The following is a summary of the U.S. federal tax consequences that will apply to you if you are a U.S. holder of the exchange notes. Certain consequences to “non-U.S. holders” of the exchange notes are described under “— Consequences to Non-U.S. Holders” below. “U.S. holder” means a beneficial owner of an exchange note that is:

•	a citizen or resident of the U.S. as determined for federal income tax purposes;

•	a corporation or partnership created or organized in or under the laws of the U.S. or any political subdivision of the U.S.;

•
an estate the income of which is subject to U.S. federal income taxation regardless of its source; or a trust that (1) is subject to the supervision of a court within the U.S. and the control of one or more U.S. persons or (2) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

Payments of Interest

Stated interest on the exchange notes will generally be taxable to you as ordinary income from domestic sources at the time it is paid or accrues in accordance with your method of accounting for tax purposes.

Repurchase at Option of Holders

As described under the headings “Description of the Exchange Notes—Offer to Purchase upon Change of Control,” under certain circumstances, we may be obligated to purchase your exchange notes at a price in excess of the aggregate principal amount, plus accrued interest. We intend to take the position that the likelihood of any such repurchase is a “remote” or “incidental” contingency within the meaning of applicable Treasury Regulations. Our determination that the possibility of a repurchase under the circumstances described above is a remote or incidental contingency is binding on you, unless you explicitly disclose that you are taking a different position to the Internal Revenue Service on your tax return for the year during which you acquire the exchange note. The Internal Revenue Service, however, may take a contrary position, which could affect the timing of both your income and our deduction with respect to the exchange notes.

Sale, Exchange or Other Taxable Disposition of Exchange Notes

You will generally recognize gain or loss upon the sale, exchange, redemption, retirement or other taxable disposition of an exchange note equal to the difference between the amount realized upon the sale, exchange or other disposition (less any amount attributable to any accrued stated interest not previously included in income, which will be taxable as interest income) and your adjusted tax basis in the exchange note. Your adjusted tax basis in an exchange note will generally equal the amount you paid for the exchange note. Any gain or loss recognized on a disposition of the exchange note will be capital gain or loss. If you are an individual and have held the exchange note for more than one year, such capital gain will generally be subject to tax at a maximum rate of 20%. Your ability to deduct capital losses may be limited.

Exchange Offer

We are offering to exchange the exchange notes for the old notes. Because the exchange notes will not differ materially in kind or extent from the old notes, your exchange of old notes for exchange notes will not constitute a taxable disposition of the exchange notes for U.S. federal income tax purposes. As a result, you will not recognize taxable income, gain or loss on such exchange, your holding period for the exchange notes will generally include the holding period for the exchange notes so exchanged, and your adjusted tax basis in the exchange notes will generally be the same as your adjusted tax basis in the exchange notes so exchanged.

Backup Withholding and Information Reporting

Payments of interest and principal on the exchange notes and the proceeds received upon the sale or other disposition of the exchange notes may be subject to information reporting and backup withholding tax. Payments to certain holders (including, among others, corporations and certain tax-exempt organizations) are generally not subject to information reporting or backup withholding. Payments to a U.S. holder will be subject to information reporting and backup withholding tax if such holder:

•	fails to furnish its taxpayer identification number (“TIN”), which, for an individual, is ordinarily his or her social security number;

•	furnishes an incorrect TIN;

•	is notified by the Internal Revenue Service that it has failed to properly report payments of interest or dividends; or

•	fails to certify, under penalties of perjury, that it has furnished a correct TIN and that the Internal Revenue Service has not notified the U.S. holder that it is subject to backup withholding.

The amount of any reportable payments, including interest, made to a U.S. holder (other than to holders which are exempt recipients) and the amount of tax withheld, if any, with respect to such payments will be reported to such U.S. holders and to the Internal Revenue Service for each calendar year.

A U.S. holder should consult its tax advisor regarding its qualification for an exemption from backup withholding and information reporting and the procedures for obtaining such an exemption, if applicable. The backup withholding tax is not an additional tax, and taxpayers may use amounts withheld as a credit against their U.S. federal income tax liability or may claim a refund as long as they timely provide certain information to the Internal Revenue Service.

Consequences to Non-U.S. Holders

The following is a summary of the U.S. federal tax consequences that will apply to you if you are a non-U.S. holder of exchange notes. The term “non-U.S. holder” means a beneficial owner of an exchange note that is not a U.S. holder.

Special rules may apply to certain non-U.S. holders such as “controlled foreign corporations,” “passive foreign investment companies” and “foreign personal holding companies.” Such entities should consult their tax advisors to determine the U.S. federal, state, local and other tax consequences that may be relevant to them.

Payment of Interest

The 30% U.S. federal withholding tax will not apply to any payment to you of principal or interest on an exchange note provided that:

•	you do not actually or constructively own 10% or more of the total combined voting power of all classes of our stock that are entitled to vote within the meaning of Section 871(h)(3) of the Code;

•	you are not a controlled foreign corporation that is related to us through stock ownership;

•	you are not a bank whose receipt of interest on an exchange note is described in Section 881(c)(3)(A) of the Code; and

•
(a) you provide your name and address, and certify, under penalties of perjury, that you are not a U.S. person (which certification may be made on an Internal Revenue Service Form W-8BEN (or a successor form)) or (b) a securities clearing organization, bank, or other financial institution that holds customers’ securities in the ordinary course of its business and holds the exchange note on your behalf and certifies, under penalties of perjury, that it has received Internal Revenue Service Form W-8BEN from you or from another qualifying financial institution intermediary, and, in certain circumstances, provides a copy of the Internal Revenue Service Form W-8BEN. If the exchange notes are held by or through certain foreign intermediaries or certain foreign partnerships, such foreign intermediaries or partnerships must also satisfy the certification requirements of applicable Treasury Regulations.

If you cannot satisfy the requirements described above, payments of interest will be subject to the 30% U.S. federal withholding tax, unless you provide us with a properly executed (1) Internal Revenue Service Form W-8BEN claiming an exemption from or reduction in withholding under the benefit of an applicable tax treaty or (2) Internal Revenue Service Form W-8ECI stating that interest paid on the exchange note is not subject to withholding tax because it is effectively connected with your conduct of a trade or business in the U.S. Alternative documentation may be applicable in certain circumstances.

If you are engaged in a trade or business in the U.S. and interest on an exchange note is effectively connected with the conduct of that trade or business, you will be required to pay U.S. federal income tax on that interest on a net income basis (although exempt from the 30% withholding tax provided the certification requirement described above is met) in the same manner as if you were a U.S. person as defined under the Code, except as otherwise provided by applicable tax treaty. In addition, if you are a foreign corporation, you may be subject to a branch profits tax equal to 30% (or lower applicable treaty rate) of your effectively connected earnings and profits for the taxable year, subject to adjustments, that are effectively connected with your conduct of a trade or business in the U.S. For this purpose, interest will be included in the earnings and profits of such foreign corporation.

Absent further relevant guidance from the Internal Revenue Service, we intend to treat payments of liquidated damages made to you as subject to U.S. federal withholding tax. Therefore, we intend to withhold on such payments at a rate of 30% unless we receive an IRS Form W-8BEN or an IRS Form W-8ECI from you claiming, respectively, that such payments are subject to reduction or elimination of withholding under an applicable treaty or that such payments are effectively connected with the conduct of a U.S. trade or business. You should consult your own tax advisor as to whether you can obtain a refund for the withholding tax imposed on liquidated damages on the grounds that such payment represents interest qualifying for an exemption or some other grounds.

Sale, Exchange or Other Taxable Disposition of Exchange Notes

Any gain realized upon the sale, exchange or other taxable disposition of an exchange note (except with respect to accrued and unpaid interest, which would be taxable as described above) generally will not be subject to U.S. federal income tax unless:

•	that gain is effectively connected with your conduct of a trade or business in the U.S.;

•	you are an individual who is present in the U.S. for 183 days or more in the taxable year of that disposition, and certain other conditions are met; or

•	you are subject to Code provisions applicable to certain U.S. expatriates.

A holder described in the first bullet point above will be required to pay U.S. federal income tax on the net gain derived from the sale, except as otherwise required by an applicable tax treaty, and if such holder is a foreign corporation, it may also be required to pay a branch profits tax at a 30% rate or a lower rate if so specified by an applicable income tax treaty. A holder described in the second bullet point above will be subject to a 30% U.S. federal income tax on the gain derived from the sale, which may be offset by U.S. source capital losses, even though the holder is not considered a resident of the U.S. A holder described in the third bullet point above should consult its tax advisor to determine the U.S. federal, state, local and other tax consequences that may be relevant to such holder.

U.S. Federal Estate Tax

The U.S. federal estate tax will not apply to an exchange note owned by you at the time of your death, provided that (1) you do not own actually or constructively 10% or more of the total combined voting power of all classes of our voting stock (within the meaning of the Internal Revenue Code and the Treasury Regulations) and (2) interest on the exchange note would not have been, if received at the time of your death, effectively connected with your conduct of a trade or business in the U.S.

Backup Withholding and Information Reporting

Backup withholding will likely not apply to payments made by us or our paying agents, in their capacities as such, to a non-U.S. holder of an exchange note if the holder has provided the required certification that it is not a U.S. person as described above. However, certain information reporting may still apply with respect to interest payments even if certification is provided.

Payments of the proceeds of a disposition of an exchange note effected outside the U.S. by a foreign office of a foreign broker will not generally be subject to information reporting or backup withholding. However, unless such broker has documentary evidence in its records that the beneficial owner is a non-U.S. holder and certain other conditions are met, or the beneficial owner otherwise establishes an exemption, information reporting (but not backup withholding) will apply to those payments if the broker is:

•	a U.S. person;

•	a controlled foreign corporation for U.S. federal income tax purposes;

•	a foreign person 50% or more of whose gross income is effectively connected with a U.S. trade or business for a specified three-year period; or

•
a foreign partnership, if at any time during its tax year, one or more of its partners are U.S. persons, as defined in Treasury Regulations, who in the aggregate hold more than 50% of the income or capital interest in the partnership or if, at any time during its tax year, the foreign partnership is engaged in a U.S. trade or business.

Payments of the proceeds from disposition of an exchange note effected by the United States office of a broker will be subject to information reporting requirements and backup withholding unless the non-U.S. holder properly certify under penalties of perjury as to its foreign status and certain other conditions are met or it otherwise establishes an exemption.

Currently applicable Treasury Regulations establish reliance standards with regard to the certification requirements described above. In particular, the current Treasury Regulations provide that a certification may not be relied on if we or our agent (or other payor) knows or has reasons to know that the certification may be false.

Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder will be allowed as a credit against the holder’s U.S. federal income tax liability or such holder may claim a refund, provided the required information is furnished timely to the Internal Revenue Service.

LEGAL MATTERS

The validity of the exchange notes will be passed upon for us by Stradling Yocca Carlson & Rauth, Newport Beach, California.

EXPERTS

Our combined financial statements as of December 31, 2001 and 2000, and for each of the years in the three-year period ended December 31, 2001, have been included herein, in reliance upon the report of KPMG LLP, independent auditors, appearing elsewhere herein and upon the authority of said firm as experts in accounting and auditing.

INDEX TO COMBINED FINANCIAL STATEMENTS

Independent Auditors’ Report	F-2

Combined Balance Sheets as of December 31, 2001 and 2000	F-3

Combined Statements of Earnings for the Years Ended December 31, 2001, 2000 and 1999	F-4

Combined Statements of Equity and Comprehensive Income for Years Ended December 31, 1999, 2000 and 2001	F-5

Combined Statements of Cash Flows for the Years Ended December 31, 2001, 2000 and 1999	F-6

Notes to Combined Financial Statements	F-7

Unaudited Condensed Combined Balance Sheets as of March 29, 2002 and December 31, 2001	F-23

Unaudited Condensed Combined Statements of Earnings for the Three Months Ended March 29, 2002 and March 30, 2001	F-24

Unaudited Condensed Combined Statements of Cash Flows for the Three Months Ended March 29, 2002 and March 30, 2001	F-25

Notes to Unaudited Condensed Combined Financial Statements	F-26

Quarterly Results (Unaudited)	F-31

INDEPENDENT AUDITORS’ REPORT

To the Stockholders and Board of Directors of Allergan, Inc.:

We have audited the accompanying combined balance sheets of the optical medical device business of Allergan, Inc. (Advanced Medical Optics, Inc.) as of December 31, 2001 and 2000 and the related combined statements of earnings, equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2001. These combined financial statements are the responsibility of Allergan’s management. Our responsibility is to express an opinion on these combined financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of Advanced Medical Optics, Inc. as of December 31, 2001 and 2000 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the combined financial statements, the Company changed its method of accounting for derivative instruments and hedging activities in 2001.

/s/  KPMG LLP

Costa Mesa, California
February 27, 2002

ADVANCED MEDICAL OPTICS, INC.

COMBINED BALANCE SHEETS

	As of December 31,
	2001	2000
	(In thousands)
ASSETS
Current assets
Cash and equivalents	$6,957	$12,641
Trade receivables, net	114,724	124,423
Inventories	65,237	74,134
Other current assets	23,634	17,744

Total current assets	210,552	228,942
Property, plant and equipment, net	28,293	29,926
Other assets	37,248	31,566
Goodwill and intangibles, net	101,373	114,221

Total assets	$377,466	$404,655

LIABILITIES AND EQUITY
Current liabilities
Current portion of long-term debt	$18,988	$17,490
Accounts payable	29,583	31,901
Accrued compensation	16,652	19,863
Other accrued expenses	20,328	17,911

Total current liabilities	85,551	87,165
Long-term debt, net of current portion	75,809	100,364
Other liabilities	2,176	1,867
Commitments and contingencies
Equity
Allergan, Inc. net investment	215,653	219,257
Accumulated other comprehensive loss	(1,723)	(3,998)

Total equity	213,930	215,259

Total liabilities and equity	$377,466	$404,655

See accompanying notes to combined financial statements.

ADVANCED MEDICAL OPTICS, INC.

COMBINED STATEMENTS OF EARNINGS

	Year Ended December 31,
	2001	2000	1999
	(In thousands)
Net sales	$543,095	$570,573	$577,644
Cost of sales	212,090	231,426	236,002

Gross margin	331,005	339,147	341,642

Selling, general and administrative	222,885	241,047	255,666
Research and development	28,990	29,878	27,765
Restructuring charge reversal	—	(2,237)	(6,527)

Operating income	79,130	70,459	64,738
Interest expense	3,302	3,625	6,500
Loss/(gain) on investments, net	793	(231)	—
Unrealized gain on derivative instruments	(1,294)	—	—
Other, net	385	(1,135)	441

Earnings before income taxes	75,944	68,200	57,797
Provision for income taxes	20,594	19,020	13,347

Earnings before cumulative effect of change in accounting principle	55,350	49,180	44,450
Cumulative effect of change in accounting principle, net of $160 of tax	(391)	—	—

Net earnings	$54,959	$49,180	$44,450

See accompanying notes to combined financial statements.

ADVANCED MEDICAL OPTICS, INC.

COMBINED STATEMENTS OF EQUITY AND COMPREHENSIVE INCOME

	Allergan, Inc. Net Investment	Accumulated Other Comprehensive Income (Loss)	Total	Comprehensive Income
	(in thousands)
Balance December 31, 1998	$257,074	$1,294	$258,368
Comprehensive income
Net earnings	44,450		44,450	$44,450
Other comprehensive income, net of tax:
Foreign currency translation adjustments		(9,331)	(9,331)	(9,331)

Comprehensive income				$35,119

Distributions to Allergan, Inc., net of advances	(54,767)		(54,767)

Balance December 31, 1999	246,757	(8,037)	238,720
Comprehensive income
Net earnings	49,180		49,180	49,180
Other comprehensive income, net of tax:
Foreign currency translation adjustments		4,039	4,039	4,039

Comprehensive income				$53,219

Distributions to Allergan, Inc., net of advances	(76,680)		(76,680)

Balance December 31, 2000	219,257	(3,998)	215,259
Comprehensive income
Net earnings	54,959		54,959	54,959
Other comprehensive income, net of tax:
Foreign currency translation adjustments		2,275	2,275	2,275

Comprehensive income				$57,234

Distributions to Allergan, Inc., net of advances	(58,563)		(58,563)

Balance December 31, 2001	$215,653	$(1,723)	$213,930

See accompanying notes to combined financial statements.

ADVANCED MEDICAL OPTICS, INC.

COMBINED STATEMENTS OF CASH FLOWS

	Year Ended December 31,
	2001	2000	1999
	(in thousands)
Cash flows provided by operating activities
Net earnings	$54,959	$49,180	$44,450
Non cash items included in net earnings:
Cumulative effect of accounting change for derivative instruments	551	—	—
Depreciation and amortization	22,093	22,653	20,696
Amortization of prepaid royalties	392	7,364	7,387
Deferred income taxes	(3,222)	(56)	4,803
Loss (gain) on investments and assets	3,080	2,165	3,307
Unrealized gain on derivatives	(1,294)	—	—
Restructuring charge reversal	—	(2,237)	(6,527)
Changes in assets and liabilities:
Trade receivables	2,426	(3,610)	(16,501)
Inventories	5,858	7,721	(4,295)
Other current assets	(6,047)	617	3,291
Accounts payable	(909)	6,335	6,265
Accrued expenses	1,203	3,606	(8,902)
Other non-current assets	(3,278)	(91)	5,255

Net cash provided by operating activities	75,812	93,647	59,229

Cash flows from investing activities
Additions to property, plant and equipment	(5,865)	(6,578)	(4,553)
Proceeds from sale of property, plant and equipment	901	195	134
Additions to capitalized internal-use software	(3,069)	(523)	(8,576)
Additions to demonstration and bundled equipment	(6,428)	(4,132)	(5,463)

Net cash used in investing activities	(14,461)	(11,038)	(18,458)

Cash flows from financing activities
Decrease in notes payable	(7,595)	(38,497)	(128)
Distributions to Allergan, Inc., net of advances	(58,563)	(76,680)	(54,767)
Long-term debt borrowings	—	43,522	14,659

Net cash used in financing activities	(66,158)	(71,655)	(40,236)
Effect of exchange rates on cash and equivalents	(877)	(563)	191

Net (decrease) increase in cash and equivalents	(5,684)	10,391	726
Cash and equivalents at beginning of year	12,641	2,250	1,524

Cash and equivalents at end of year	$6,957	$12,641	$2,250

Supplemental disclosure of cash flow information
Cash paid during the year for:
Interest	$3,166	$3,457	$5,673
Income taxes	660	138	—

See accompanying notes to combined financial statements.

ADVANCED MEDICAL OPTICS, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS
December 31, 2001, 2000 and 1999

Note 1:    Description of Business

On January 22, 2002, Allergan, Inc. (Allergan) announced a plan to spin off its optical medical device business consisting of ophthalmic surgical and contact lens care product business lines to Allergan stockholders. Management expects that shares of the new optical medical device company, Advanced Medical Optics, Inc. (AMO or the Company), will be distributed to Allergan stockholders by means of a tax free dividend. The distribution will result in AMO operating as an independent entity with publicly traded common stock.

The Company develops, manufactures and markets surgical devices for the eyes, with a focus on devices that are used to perform cataract surgery, a surgery in which the natural focusing lens of the eye, having become hard and clouded, is broken up and removed and subsequently replaced with an artificial lens. The Company also offers a broad range of contact lens care products for use with every available type of contact lens. These products include disinfecting solutions to destroy harmful microorganisms in and on the surface of contact lenses, daily cleaners to remove undesirable film and deposits from contact lenses, enzymatic cleaners to remove protein deposits from contact lenses and lens rewetting drops to provide added wearing comfort.

The Company has operations in approximately 20 countries and sells its products in approximately 60 countries. As part of Allergan, AMO organized its operations into four regions: North America, Latin America, Asia Pacific and Europe. Operations for the Europe Region included sales to customers in Africa and the Middle East, and operations in the Asia Pacific Region included sales to customers in Australia and New Zealand.

In anticipation of the spin-off, Allergan and AMO have entered into a Contribution and Distribution Agreement under which Allergan will transfer to AMO substantially all of the assets and liabilities associated with the optical medical device business.

As a result, Allergan will not have any ownership interest in AMO subsequent to the spin-off, but will continue to conduct business pursuant to various agreements, which are outlined in Note 6. However, unless released by third parties, Allergan will remain liable for certain lease and other obligations and liabilities that are transferred to and assumed by AMO. AMO will be obligated by the reorganization agreement to indemnify Allergan against liabilities related to those transferred obligations and liabilities.

Note 2:    Summary of Significant Accounting Policies

This summary of significant accounting policies is presented to assist the reader in understanding and evaluating the combined financial statements. These policies are in conformity with accounting principles generally accepted in the United States of America and have been applied consistently in all material respects. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, the reported amounts of revenues and expense during the reporting period, and related disclosures. Actual results could differ from those estimates.

Basis of Presentation

Allergan does not account for the business that comprises AMO on the basis of separate legal entities, subsidiaries, divisions or segments. The accompanying combined financial statements include those assets, liabilities, revenues and expenses directly attributable to AMO’s operations and allocations of certain Allergan corporate assets, liabilities and expenses to AMO. These amounts have been allocated to AMO on the basis that is considered by management to reflect most fairly or reasonably the utilization of the services provided to or the benefit obtained by the Company. Management believes the methods used to allocate these amounts are

ADVANCED MEDICAL OPTICS, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS
December 31, 2001, 2000 and 1999 — (Continued)

reasonable. All material intercompany balances have been eliminated. The financial information included herein does not necessarily reflect what the financial position and results of operations of the Company would have been had it operated as a stand-alone public entity during the periods covered, and may not be indicative of future operations or financial position. Incremental annual pretax costs associated with being an independent public company are estimated at approximately $51 million. Such incremental annual costs include approximately $7 million for cost of sales, $22 million for selling, general and administrative expenses including accounting, information systems, legal, human resources and other costs, $1 million for research and development costs, and interest expense of $21 million, including the estimated annual amortization of capitalizable debt origination fees.

In conjunction with the distribution, the Company expects to incur $275 million of debt at a weighted average interest rate of 8.33% based upon current market conditions and management estimates. The Company’s debt agreements are not yet finalized and the actual interest expense that will be incurred in the future by the Company will depend on the Company’s financial condition, operating results, future prospects and market conditions at that time.

Foreign Currency Translation

The financial position and results of operations of AMO’s foreign operations are generally determined using local currency as the functional currency. Assets and liabilities of these operations are translated at the exchange rate in effect at each year-end. Combined Statement of Earnings accounts are translated at the average rate of exchange prevailing during the year. Translation adjustments arising from the use of differing exchange rates from period to period are included in accumulated other comprehensive loss in equity. Gains and losses resulting from foreign currency transactions and remeasurements relating to foreign operations deemed to be operating in U.S. dollar functional currency in highly inflationary economies are included in earnings.

Cash and Equivalents

The Company considers cash and equivalents to include cash in banks and repurchase agreements with financial institutions with maturities of 90 days or less. The Company’s cash and equivalents include only those amounts that are considered part of the AMO operations upon spin-off. All of the cash and equivalents reported in our Combined Balance Sheets are held outside the United States.

AMO participates in a centralized cash management program administered by Allergan in which AMO has received short-term advances from Allergan or made transfers of excess cash to Allergan. These transactions have been treated as an adjustment to the “Allergan, Inc. net investment” account as of and through the respective balance sheet dates. No interest is charged on this balance.

Investments

The Company has non-marketable equity investments in conjunction with its various collaboration arrangements. The non-marketable equity investments represent investments in start-up technology companies or partnerships that invest in start-up technology companies and are recorded at cost and are evaluated periodically for other than temporary declines in value. If it is determined that a decline of any investment is other than temporary, then the carrying value would be written down to fair value and the write-down would be included in earnings as a loss.

ADVANCED MEDICAL OPTICS, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS
December 31, 2001, 2000 and 1999 — (Continued)

Inventories

Inventories are valued at the lower of first-in, first-out cost or market.

Long-Lived Assets

Property, plant and equipment are stated at cost. Additions, major renewals and improvements are capitalized, while maintenance and repairs are expensed. Upon disposition, the net book value of assets is relieved and resulting gains or losses are reflected in earnings. For financial reporting purposes, depreciation is generally provided on the straight-line method over the useful life of the related asset. Accelerated depreciation methods are generally used for income tax purposes.

Goodwill represents the excess of acquisition costs over the fair value of net assets of purchased businesses and is amortized on a straight-line basis over periods ranging from 7 to 30 years. Intangibles include patents, licensing agreements and marketing rights and are amortized over their estimated useful lives ranging from 3 to 10 years. Amortization expense for goodwill and all other intangibles was $9.0 million in 2001, $9.4 million in 2000, and $9.3 million in 1999.

Long-lived assets are reviewed for impairment in value when changes in circumstance dictate, based upon undiscounted future operating cash flows, and appropriate losses are recognized and reflected in current earnings, to the extent the carrying amount of an asset exceeds its estimated fair value determined by the use of appraisals, discounted cash flow analyses or comparable fair values of similar assets.

Capitalized Software

The Company capitalizes certain internal-use computer software costs after technological feasibility has been established. These capitalized costs are amortized utilizing the straight-line method over its estimated economic life not to exceed three years.

Demonstration (Demo) and Bundled Equipment

In the normal course of business, the Company maintains demo and bundled equipment, primarily phacoemulsification and microkeratome surgical equipment, for the purpose and intent of selling similar equipment or related products to the customer in the future. Demo and bundled equipment are not held for sale and are recorded as other non-current assets. The assets are amortized utilizing the straight-line method over their estimated economic life not to exceed three years.

Revenue Recognition

The Company recognizes revenue from product sales when the goods are shipped and title and risk of loss transfer to the customer (i.e., F.O.B. shipping point), with the exception of intraocular lenses, which are distributed on a consignment basis and recognized as revenue upon implantation in a patient. The Company generally permits returns of product if such product is returned in a timely manner, in good condition, from the normal channels of distribution. Return policies in certain international markets provide for more stringent guidelines for returns in accordance with the terms of contractual agreements with customers. Allowances for returns are based upon an analysis of the Company’s historical patterns of returns matched against the sales from which they originated. Historical product returns have been within the amounts reserved.

ADVANCED MEDICAL OPTICS, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS
December 31, 2001, 2000 and 1999 — (Continued)

Income Taxes

AMO operations were historically included in Allergan’s consolidated U.S. federal and state income tax returns and in the tax returns of certain Allergan foreign subsidiaries. The provision for income taxes has been determined as if AMO had filed separate tax returns under its existing structure for the periods presented. Accordingly, the effective tax rate of AMO in future years could vary from its historical effective tax rates depending on AMO’s future legal structure and tax elections. A majority of income taxes are paid by Allergan and reflected through the “Allergan, Inc. net investment” account.

The Company, as a part of Allergan, recognizes deferred tax assets and liabilities for temporary differences between the financial reporting basis and the tax basis of the Company’s assets and liabilities along with net operating loss and credit carryforwards, if it is more likely than not that the tax benefits will be realized. To the extent a deferred tax asset cannot be recognized under the preceding criteria, allowances must be established.

Stock-Based Compensation

The Company, as part of the Allergan incentive compensation plan, measures stock-based compensation for option grants to employees using the intrinsic value method. The pro forma effects to net earnings are presented in Note 9 as if the fair value method had been applied.

Allergan, Inc. Net Investment

“Allergan, Inc. net investment” represents the cumulative investments in, distributions from, and earnings of AMO. The Company will begin to report retained earnings in separate capital accounts as of the distribution date.

Comprehensive Income

Accumulated other comprehensive loss reported in the Company’s Combined Balance Sheets consists primarily of cumulative foreign currency translation adjustments. Comprehensive earnings encompasses all changes in equity other than those arising from transactions with stockholders and consists of net income and foreign currency translation adjustments. The Company does not provide for a tax effect related to foreign currency translation adjustments since it does not provide for taxes on undistributed earnings of foreign operations.

Recently Adopted Accounting Standards

In June 1998, Statement of Financial Accounting Standards No. 133 — “Accounting for Derivative Instruments and Hedging Activities” (SFAS No. 133) was issued, as amended, and was effective for all periods of fiscal years beginning after June 15, 2000 (January 1, 2001 for the Company). SFAS No. 133 establishes accounting and reporting standards for all derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. SFAS No. 133 requires that an entity recognize all derivatives as either assets or liabilities in the statement of position and measure those instruments at fair value. SFAS No. 133 requires that changes in the derivative’s fair value be recognized in earnings unless specific hedge accounting criteria are met. Accounting for qualifying hedges allows a derivative’s gains and losses to offset related results on the hedged item in the income statement, and requires that an entity must formally document, designate and assess the effectiveness of derivative instruments that receive hedge accounting. The Company adopted SFAS No. 133 on January 1, 2001 effective with Allergan’s adoption of the new accounting standard.

ADVANCED MEDICAL OPTICS, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS
December 31, 2001, 2000 and 1999 — (Continued)

The Company as a part of Allergan’s risk management strategy, identified three types of derivative instruments at December 31, 2000. The derivative instruments are: interest rate swap agreements, foreign currency option contracts and foreign currency forward contracts. Upon adoption of SFAS No. 133, management decided not to designate the foreign currency option and foreign currency forward contracts as accounting hedges. Accordingly, the Company recorded an allocated portion of the Allergan net-of-tax cumulative-effect loss of $391,000 in earnings. The allocation was based on the Company’s percentage of net sales compared to total Allergan net sales.

New Accounting Standards Not Yet Adopted

In July 2001, Statement of Financial Accounting Standards No. 141, “Business Combinations” (SFAS No. 141), was issued. SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001 as well as all purchase method combinations completed after June 30, 2001. SFAS No. 141, also requires that the Company evaluate its existing intangible assets and goodwill that were acquired in prior business combinations, and to make any necessary reclassifications in order to conform with the new criteria in SFAS No. 141 for recognition of intangibles apart from goodwill.

Additionally, in July 2001, Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets” (SFAS No. 142), was issued and is effective for all periods of fiscal years beginning after December 15, 2001 (January 1, 2002 for the Company). SFAS No. 142 establishes accounting and reporting standards for intangible assets. SFAS No. 142 requires that goodwill and intangible assets with indefinite useful lives be evaluated annually for impairment rather than amortized. Upon adoption of SFAS No. 142, the Company will also be required to test goodwill and intangible assets with indefinite useful lives for impairment within the first interim period with any impairment loss being recognized as a cumulative effect of a change in accounting principle.

In connection with the transitional goodwill impairment evaluation, SFAS No. 142 requires the Company to perform an assessment of whether there is an indication that goodwill and intangible assets with indefinite useful lives are impaired as of the date of adoption. To accomplish this, the Company must identify its reporting units and determine the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and intangible assets, to those reporting units as of the date of adoption. The Company then has up to six months from the date of adoption to determine the fair value of each reporting unit and compare it to the reporting unit’s carrying amount. To the extent a reporting unit’s carrying amount exceeds its fair value, an indication exists that the reporting unit’s goodwill may be impaired.

The Company will adopt the provisions of SFAS No. 141 and SFAS No. 142 on January 1, 2002, effective with Allergan’s adoption of the new accounting standard. Allergan’s adoption is not expected to result in a negative impact on Allergan’s Consolidated Financial Statements. After the spin-off is completed, the Company will be required to complete a separate assessment of goodwill and intangibles on a stand-alone basis. The Company’s separate assessment is not expected to result in a negative impact on its combined financial statements. As of December 31, 2001, the Company had unamortized goodwill in the amount of $100.4 million, which will be subject to the transition provisions of SFAS No. 141 and SFAS No. 142. Amortization expense related to goodwill was $9.0 million, $9.3 million, and $9.2 million for the years ended December 31, 2001, 2000 and 1999, respectively.

In October 2001, Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (SFAS No. 144), was issued. SFAS No. 144 supersedes Statement No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of”, and the accounting and reporting provisions of APB Opinion No. 30, “Reporting the Results of Operations — Reporting

ADVANCED MEDICAL OPTICS, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS
December 31, 2001, 2000 and 1999 — (Continued)

the effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions”, for the disposal of a segment of a business. SFAS No. 144 retains the requirement in Opinion No. 30 to report separately discontinued operations and extends that reporting to a component of an entity that either has been disposed of or is classified as held for sale. The Company is required and plans to adopt the provisions of SFAS No. 144 for the quarter ending March 29, 2002. The adoption of SFAS No. 144 will not have a material impact on the Company’s Combined Financial Statements.

Note 3:    Special Charges

In 1998, the Company recorded a $24.4 million restructuring and a $26.6 million impairment of asset charge to streamline operations and reduce costs through reductions in global general and administrative staff and the closure of manufacturing facilities in connection with the outsourcing and consolidation of such manufacturing operations. In addition, operations in many countries were transferred to distributors, and business activities were concentrated into regional shared service centers. The Company began restructuring activities in 1998 and completed them in 2000. In 1999, the Company determined that various restructuring activities were completed for less cost than estimated in the original 1998 restructuring plan, primarily as a result of lower than anticipated severance costs. As a result, the Company recorded a $1.5 million reduction in the restructuring charge in 1999.

In 1996, the Company recorded a $42.3 million restructuring charge to streamline operations and reduce costs through management restructuring and facilities consolidation. The Company began restructuring activities in 1996 and completed them in Europe in 1999. In 1999, the Company determined that severance costs of positions eliminated would be $5.0 million less than accrued in 1996. As a result, the Company recorded a $5.0 million reduction in the restructuring charge in 1999. In 2000, the Company completed all activities related to the 1996 restructuring plan and eliminated the remaining accrual of $2.2 million.

ADVANCED MEDICAL OPTICS, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS
December 31, 2001, 2000 and 1999 — (Continued)

Note 4:    Composition of Certain Financial Statement Captions

	December 31,
	2001	2000
	(in thousands)
Trade receivables, net
Trade receivables	$117,247	$127,138
Less allowance for doubtful accounts	2,523	2,715

	$114,724	$124,423

Inventories
Finished products, including consignment inventory of $6,653 and $7,006 in 2001 and 2000, respectively	$51,479	$56,000
Work in process	5,078	8,105
Raw materials	8,680	10,029

	$65,237	$74,134

Other current assets
Prepaid expenses	$5,825	$6,360
Deferred taxes	9,620	10,470
Other	8,189	914

	$23,634	$17,744

Property, plant and equipment, net
Buildings	$23,414	$24,801
Machinery, equipment and furniture	34,944	33,578

	58,358	58,379
Less accumulated depreciation	30,065	28,453

	$28,293	$29,926

Goodwill and intangibles, net
Goodwill	$192,042	$197,890
Other intangibles	4,018	3,940

	196,060	201,830
Less accumulated amortization	94,687	87,609

	$101,373	$114,221

ADVANCED MEDICAL OPTICS, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS
December 31, 2001, 2000 and 1999 — (Continued)

Note 5:    Debt

	2001 Average Effective Interest Rate	December 31, 2001	2000 Average Effective Interest Rate	December 31, 2000
		(in thousands)		(in thousands)
Yen denominated notes	1.71%	$94,797	1.86%	$117,854
Less current maturities		18,988		17,490

Total long-term debt		$75,809		$100,364

The Company’s debt agreements provides that the Company will maintain certain financial and operating covenants which include, among other provisions, maintaining minimum debt to capitalization ratios and minimum net worth on a consolidated Allergan, Inc. basis. The Company, as a part of Allergan, was in compliance with these covenants as of December 31, 2001. The existing debt is expected to be repaid with a portion of the proceeds of the $275 million of debt to be incurred in conjunction with the distribution.

The aggregate maturities of debt for each of the next five years and thereafter are as follows: $19.0 million in 2002; $38.0 million in 2003; zero in 2004; and $37.8 million in 2005.

Note 6:    Related Party Transactions

Allergan historically has provided the Company with various general and administrative shared services, which include, but are not limited to, finance, human resources, information systems and facilities related costs. Allocations of expenses for these services of $34.0 million, $40.8 million and $46.6 million for the years ended December 31, 2001, 2000 and 1999, respectively, are reflected in “Selling, general and administrative” expense in the Combined Statements of Earnings. The basis for the amounts allocated to AMO included: head count for human resources and facilities related costs, sales units for finance and information systems related costs, and net sales for other general and administrative related costs. We believe that the methods used to allocate the expenses of these shared services are reasonable.

On or before the distribution date, Allergan and the Company will enter into a series of agreements to facilitate the Company in its separation from Allergan. These agreements include certain transitional services, employee matters, leases and manufacturing arrangements, which historically have been provided to the Company, and tax sharing agreements. These agreements will require AMO to pay Allergan a fee which will approximate the actual costs of the services provided plus an agreed upon mark-up on certain manufactured products. These agreements have terms of one to three years. If we are unable to build an infrastructure to provide these services internally, our operating results could be adversely affected. Additionally, the ongoing costs of this infrastructure are expected to exceed amounts historically allocated by Allergan.

ADVANCED MEDICAL OPTICS, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS
December 31, 2001, 2000 and 1999 — (Continued)

Note 7:    Income Taxes

	Year Ended December 31,
	2001	2000	1999
	(in thousands)
Earnings before cumulative effect of change in accounting principle and income taxes
U.S.	$50,230	$29,390	$1,300
Foreign	25,714	38,810	56,497

	75,944	68,200	57,797
Cumulative effect of change in accounting principle	(551)	—	—

Earnings before income taxes, but including the cumulative effect of change in accounting principle	$75,393	$68,200	$57,797

The provision for income taxes consists of the following:

	Year Ended December 31,
	2001	2000	1999
	(in thousands)
Income tax expense (benefit)
Earnings before income taxes	$20,594	$19,020	$13,347
Cumulative effect of change in accounting principle	(160)	—	—

	$20,434	$19,020	$13,347

Current
U.S. federal	$16,291	$10,674	$698
Foreign	6,930	8,022	7,690
U.S. state and Puerto Rico	435	380	156

Total current	23,656	19,076	8,544

Deferred
U.S. federal	(1,306)	535	3,050
Foreign	(2,245)	(647)	1,786
U.S. state and Puerto Rico	329	56	(33)

Total deferred	(3,222)	(56)	4,803

Total	$20,434	$19,020	$13,347

ADVANCED MEDICAL OPTICS, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS
December 31, 2001, 2000 and 1999 — (Continued)

The reconciliations of the U.S. federal statutory tax rate to the combined effective tax rate follow:

	2001	2000	1999
Statutory rate of tax expense	35.0%	35.0%	35.0%
State taxes, net of U.S. tax benefit	0.1	0.2	(1.1)
Ireland and Puerto Rico income	(3.6)	(9.1)	(14.4)
U.S. tax effect of foreign earnings and dividends, net of foreign tax credits	0.4	0.6	(6.1)
Taxes on unremitted earnings of subsidiaries	7.2	3.2	7.8
Reduction in beginning of year valuation allowance	(12.0)	(3.1)	—
Other	—	1.1	1.9

Effective tax rate	27.1%	27.9%	23.1%

Temporary differences and carryforwards, which give rise to a significant portion of deferred tax assets and liabilities at December 31, 2001, 2000, and 1999 are as follows:

	2001	2000	1999
	(in thousands)
Deferred tax assets
Net operating loss carryforwards (foreign)	$—	$2,662	$758
Accrued expenses	4,420	4,982	9,389
Capitalized expenses	3,116	2,857	2,751
Deferred compensation	2,832	2,245	1,879
Intercompany profit in inventory	3,460	4,444	2,620
Capitalized intangible assets	654	2,541	4,413
Asset write-off — manufacturing facility	4,680	5,466	7,116
All other	4,258	6,431	3,753

	23,420	31,628	32,679
Less: valuation allowance	(975)	(10,039)	(12,140)

Total deferred tax asset	22,445	21,589	20,539

Deferred tax liabilities
Depreciation	888	851	744
All other	—	2,403	1,516

Total deferred tax liabilities	888	3,254	2,260

Net deferred tax asset	$21,557	$18,335	$18,279

The balances of net current deferred tax assets and net non-current deferred tax assets at December 31, 2001 were $9.6 million and $12.0 million, respectively. The balances of net current deferred tax assets and net non-current deferred tax assets at December 31, 2000 were $10.4 million and $7.9 million, respectively. Such amounts are included in “Other current assets” and “Other assets” in the Combined Balance Sheets.

Based on the Company’s historical pre-tax earnings, management believes it is more likely than not that the Company will realize the benefit of the existing net deferred tax asset at December 31, 2001. Management believes the existing net deductible temporary differences will reverse during periods in which the Company generates net taxable income, however, there can be no assurance that the Company will generate any earnings or any specific level of continuing earnings in future years. Certain tax planning or other strategies could be implemented, if necessary, to supplement income from operations to fully realize recorded tax benefits.

ADVANCED MEDICAL OPTICS, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS
December 31, 2001, 2000 and 1999 — (Continued)

Note 8:    Employee Retirement and Other Benefit Plans

Pension and Postretirement Benefit Plans

AMO employees participated in Allergan defined benefit pension plans covering substantially all of its employees. In addition, AMO employees also participated in Allergan’s two supplemental nonqualified plans, covering certain management employees and officers. U.S. pension benefits are based on years of service and compensation during the five highest consecutive earnings years. Allergan’s funding policy for its U.S. qualified plan is to provide currently for accumulated benefits, subject to federal regulations. Plan assets of the qualified plan consist primarily of fixed income and equity securities. Benefits for the nonqualified plans are paid as they come due. Allergan intends to freeze benefits for the AMO employees under the U.S. and international plans at the date of the spin-off. AMO has also announced that it will not have a defined benefit pension plan in the U.S. to replace the Allergan plan. The pension liability related to AMO U.S. employees’ service prior to the spin-off date will remain with Allergan.

Pension expense for the Allergan-sponsored plans relating to AMO employees was $3.0 million, $4.1 million, and $4.8 million in 2001, 2000 and 1999, respectively. The assumed discount rate applied to benefit obligations to determine 2001 and 2000 pension expense was 7.50% and 8.00%, respectively. The assumed long-term rate of return on assets was 10% for 2001 and 2000. The assumed rate of compensation increase was 4.89% and 5.39%, respectively for 2001 and 2000.

In addition to pension benefits, AMO employees participated in Allergan-sponsored contributory health-care benefits for substantially all domestic retired employees. Allergan intends to freeze benefits for the retirement eligible AMO employees under these plans at the date of the spin-off. AMO does not intend to establish comparable health-care plans for employees retiring subsequent to the spin-off date. Expense associated with these benefits relating to AMO employees was $0.4 million in each of the years 2001, 2000 and 1999.

Savings and Investment Plan

AMO employees participated in the Allergan Savings and Investment Plan, which provides for all U.S. and Puerto Rico employees to become participants upon employment. In general, participants’ contributions, up to 5% of compensation, qualify for a 50% Company match. Company contributions are generally used to purchase Allergan Common Stock. The cost of the plan for AMO U.S. and Puerto Rico employees was $1.0 million, $1.4 million, and $1.0 million in 2001, 2000 and 1999, respectively. On or subsequent to the spin-off, the Allergan Savings and Investment Plan account balances for AMO employees will be transferred to a new AMO 401(k) savings and investment plan with comparable terms.

Note 9:    Employee Stock Ownership Plan and Incentive Compensation Plans

AMO employees in the U.S. participated in the Allergan Stock Ownership Plan (ESOP). AMO employee participants receive an allocation of shares held in the plan and become vested over five years of Allergan service. Allocated shares are divided among participants based on relative compensation. Compensation expense related to AMO employees for 2001, 2000 and 1999 was $0.8 million, $1.0 million and $0.9 million, respectively. On or subsequent to the distribution date, the AMO employee ESOP account balances will be transferred to the newly established AMO 401(k) savings and investment plan.

AMO employees also participated in Allergan’s incentive compensation plan. The incentive compensation plan provides for the granting of incentive and non-qualified stock options, restricted stock and other stock-based incentive awards for officers and key employees.

ADVANCED MEDICAL OPTICS, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS
December 31, 2001, 2000 and 1999 — (Continued)

For the incentive compensation plan, grants have historically provided that options become exercisable 25% per year beginning twelve months after the date of grant. Options generally expire ten years after their original date of grant. On or immediately following the spin-off, AMO plan participants with vested Allergan stock options will retain Allergan stock options. All unvested Allergan stock options granted to AMO employees under the incentive compensation plan will be cancelled and reissued as options to acquire AMO common stock under a new AMO incentive compensation plan, which will be comparable to the Allergan incentive compensation plan. The re-issuance into AMO stock options will be done in such a manner that: (1) the aggregate intrinsic value of the options immediately before and after the exchange are the same, (2) the ratio of the exercise price per option to the market value per option is not reduced, and (3) the vesting provisions and option period of the replacement AMO stock options are the same as the original vesting terms and option period of the Allergan stock options.

The fair value of each Allergan option granted during 2001, 2000 and 1999 is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions: dividend yield of 0.50% in 2001, 0.60% in 2000, and 0.75% in 1999, expected volatility of 33.0% for 2001 and 34.0% for 2000 and 1999, risk-free interest rate of 4.8% in 2001, 6.6% in 2000, and 4.9% in 1999, and expected life of 5 years for 2001 and 2000 and 4 years for 1999 grants.

Assuming a distribution ratio of one share of AMO common stock for every 4.5 shares of Allergan common stock, and assuming further that the ratio of the closing price of Allergan common stock to the closing price of the Company’s stock on the distribution date or, if the distribution date is not a trading day, the trading day immediately prior to the distribution date, is also 4.5, the total number of shares issuable upon exercise of AMO stock options outstanding for estimated eligible employees will be approximately 1.9 million shares with a weighted average exercise price of $14.20 per share.

No compensation expense has been recognized for stock-based incentive compensation plans other than for the restricted stock awards. For purposes of reporting pro forma net earnings information, as required by SFAS No. 123, “Accounting for Stock-Based Compensation,” management made certain assumptions surrounding the number of AMO plan participants, as the actual number of AMO plan participants has not been determined. Management believes that the assumptions made, based on estimated headcount, for purposes for determining the pro forma net earnings are reasonable. Therefore, had compensation expense for stock options held by the estimated AMO plan participants been recognized based upon the fair value for awards granted, the Company’s net earnings would have been reduced by an estimated $7.4 million, $7.0 million and $5.6 million for the years ended December 31, 2001, 2000 and 1999, respectively.

Under the terms of the Allergan incentive compensation plan, the Allergan restricted stock awards are subject to restrictions as to sale or other disposition of the shares and to restrictions which require continuous employment with Allergan. The restrictions generally expire, and the awards become fully vested, four years from the date of grant. Allergan did not grant restricted stock in 2001 or 2000 and granted 180,000 shares of stock under the plan in 1999. Compensation expense recognized under the restricted stock award plan related to AMO employees was $0.5 million, $0.8 million, and $0.9 million in 2001, 2000 and 1999, respectively. AMO employees with Allergan restricted stock will retain such stock under the same restrictions as Allergan employees. AMO currently does not intend to grant shares of restricted stock to its employees or directors.

ADVANCED MEDICAL OPTICS, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS
December 31, 2001, 2000 and 1999 — (Continued)

Note 10:    Financial Instruments

In the normal course of business, the Company’s operations are exposed to risks associated with fluctuation in interest rates and foreign currency exchange rates. For all periods presented, the Company was considered in Allergan’s overall risk management strategy. As part of this strategy, Allergan managed its risks based on management’s judgment of the appropriate trade-off between risk, opportunity and costs. With respect to AMO’s risk, Allergan primarily utilized interest rate swap agreements, foreign currency option and forward contracts to economically hedge or reduce these exposures.

As part of the Allergan risk management strategy, the Company enters into derivative financial instruments with major financial institutions that have at least an “A” or equivalent credit rating. The Company has not experienced any losses on its derivative financial instruments to date due to credit risk.

Interest Rate Risk Management

During 2001, the Company held interest rate swap agreements to reduce the impact of interest rate changes on its floating rate long-term debt. The swap agreements allowed the Company to make long-term borrowings at floating rates then swap them into fixed rates that are anticipated to be lower than rates available to the Company if fixed rate borrowings were made directly. Since these interest rate swap agreements qualified as cash flow hedges, changes in fair value of these swap agreements were recorded in other comprehensive income to the extent that such changes were effective and as long as the cash flow hedge requirements were met. Periodic interest payments and receipts on both the debt and the swap agreement were recorded as components of interest expense in the accompanying Combined Statements of Earnings. The impact of interest rate risk management activities and cumulative deferred gains and losses recorded in “Accumulated other comprehensive loss” for years ended December 31, 2001, 2000 and 1999 were not material.

The following table presents the notional amounts, maturity dates, and effective floating and fixed interest rates related to the Company’s interest rate swaps as of December 31, 2000:

Notional amount (in millions)	Maturity date	Interest Rate
		Floating	Pay-Fixed
2,500¥	2001	0.57%	0.87%
2,500¥	2001	0.53%	0.84%

At December 31, 2001, the Company did not have any interest rate swap agreements outstanding.

Foreign Exchange Risk Management

As part of the Allergan risk management strategy, the Company enters into foreign currency option and forward contracts to reduce earnings and cash flow volatility associated with foreign exchange rate changes to allow management to focus its attention on its core business issues and challenges. Accordingly, the Company enters into contracts which change in value as foreign exchange rates change to economically offset the effect of changes in value of foreign currency assets and liabilities, commitments and anticipated foreign currency denominated sales and operating expenses. The Company enters into foreign currency forward and option contracts in amounts between minimum and maximum anticipated foreign exchange exposures, generally for periods not to exceed one year. Effective January 1, 2001, the Company’s management decided not to designate these derivative instruments as accounting hedges.

The foreign exchange forward contracts are entered into to protect the value of foreign denominated intercompany receivables and the changes in the fair value of the foreign currency forward contracts are

ADVANCED MEDICAL OPTICS, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS
December 31, 2001, 2000 and 1999 — (Continued)

economically designed to offset the changes in the revaluation of the foreign denominated intercompany receivables. As a result, the allocated AMO portion of current changes in both the foreign currency forward contracts and revaluation of the foreign denominated intercompany receivables are recorded through “Other, net” in the accompanying Combined Statements of Earnings.

The foreign currency options are entered into to reduce the volatility of earnings generated in currencies other than the U.S. dollar, primarily earnings denominated in Japanese yen, British pound, Australian dollar, Canadian dollar and the Euro. As a result, the allocated AMO portion of the changes in the fair value of the foreign currency option contracts during 2001 are recorded through earnings as “Unrealized gain on derivative instruments” while any realized gains on expired contracts are recorded through earnings as “Other, net” in the accompanying Combined Statements of Earnings.

The allocated AMO portion of changes in the revaluation of foreign currency forward and changes in the fair value of foreign currency option contracts is based on AMO’s percentage of net sales compared to total Allergan net sales. The impact of such allocated foreign exchange risk management transactions on income was a net realized gain in each year of $0.4 million in 2001, $1.8 million in 2000 and $0.7 million in 1999 and are recorded as “Other, net” in the accompanying Combined Statements of Earnings.

Fair Value of Financial Instruments

At December 31, 2001 and 2000, the Company’s financial instruments included cash and equivalents, trade receivables, investments, accounts payable and borrowings. The carrying amount of cash and equivalents, trade receivables and accounts payable approximates fair value due to the short-term maturities of these instruments. The fair value of long-term debt was estimated based on quoted market prices at year-end. The fair values of non-marketable equity investments are estimated based on the fair value information provided by these ventures.

The carrying amount and estimated fair value of the Company’s financial instruments at December 31 were as follows (in thousands):

	2001		2000
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Cash and equivalents	$6,957	$6,957	$12,641	$12,641
Non-marketable equity investments	3,934	3,934	—	—
Current portion of long-term debt	18,988	18,988	17,490	17,490
Long-term debt	75,809	78,054	100,364	102,367

Concentration of Credit Risk

Financial instruments that potentially subject the Company to credit risk principally consist of trade receivables. Wholesale distributors, major retail chains, and managed care organizations account for a substantial portion of trade receivables. This risk is limited due to the number of customers comprising the Company’s customer base, and their geographic dispersion. Ongoing credit evaluations of customers’ financial condition are performed and, generally, no collateral is required. The Company maintains reserves for potential credit losses and such losses, in the aggregate, have not exceeded management’s expectations.

ADVANCED MEDICAL OPTICS, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS
December 31, 2001, 2000 and 1999 — (Continued)

Note 11:    Commitments and Contingencies

As part of Allergan, the Company leases certain facilities, office equipment and automobiles and provides for payment of taxes, insurance and other charges on certain of these leases. The allocated AMO portion of such rental expense was $11.2 million, $12.5 million, and $11.2 million in 2001, 2000 and 1999, respectively.

Future minimum rental payments under non-cancelable operating lease commitments with a term of more than one year as of December 31, 2001, as they relate to the AMO operations are as follows: $4.0 million in 2002; $0.8 million in 2003; $0.3 million in 2004; $0.2 million in 2005; and $0.1 million in 2006.

The Company is involved in various litigation and claims arising in the normal course of business. Management believes that recovery or liability with respect to any pending lawsuits or asserted claims, will not have a material adverse effect on the Company’s combined financial position or results of operations.

Note 12:    Business Segment Information

As a part of Allergan, the Company operates in Regions or geographic operating segments. The United States information is presented separately as it is the Company’s headquarters country, and U.S. sales represented 30.8%, 31.3% and 29.7% of total net sales in 2001, 2000, and 1999, respectively. Additionally, sales in Japan represented 25.3%, 24.2%, and 22.1% of total net sales in 2001, 2000 and 1999, respectively. No other country, or single customer, generates over 10% of total net sales. Operations for the Europe Region also include sales to customers in Africa and the Middle East, and operations in the Asia Pacific Region include sales to customers in Australia and New Zealand.

Operating income attributable to each operating segment is based upon the management assignment of costs to such regions, which includes the manufacturing standard cost of goods produced by the Company’s manufacturing operations (or the cost to acquire goods from third parties), freight, duty and local distribution costs, and royalties. Operating income for all operating segments and manufacturing operations also includes a charge for corporate services and asset utilization which permits management to better measure segment performance by including a cost of capital in the determination of operating income for each segment.

Income from manufacturing operations is not assigned to geographic regions because most manufacturing operations produce products for more than one region. Research and development costs are corporate costs. For the years ended December 31, 2000 and 1999, corporate costs also include the reduction of costs related to the reversal of special charges for restructuring.

Identifiable assets for each geographic operating segment consists of trade receivables, inventories and property, plant and equipment. All other assets are assigned to general corporate as corporate maintains responsibility for all other assets. Depreciation and amortization and capital expenditures are assigned by operating segments based upon management responsibility for such items. Corporate assets are primarily cash and equivalents, goodwill and intangibles, and other assets.

ADVANCED MEDICAL OPTICS, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS
December 31, 2001, 2000 and 1999 — (Continued)

Geographic Operating Segments

	Net Sales			Operating Income (Loss)
	2001	2000	1999	2001	2000	1999
	(in thousands)
United States	$167,280	$178,764	$171,753	$35,292	$27,074	$21,081
Europe	161,496	173,085	203,559	41,582	47,108	65,814
Asia Pacific	184,161	185,681	171,541	52,358	45,567	27,997
Other	30,158	33,043	29,655	(1,142)	(1,381)	(2,817)

Segments total	543,095	570,573	576,508	128,090	118,368	112,075
Manufacturing operations	—	—	1,136	3,631	7,609	6,339
Research and development				(28,990)	(29,878)	(27,765)
Restructuring charge reversal				—	2,237	6,527
Elimination of inter-company profit				(34,528)	(36,335)	(40,851)
General corporate				10,927	8,458	8,413

Net sales and operating income	$543,095	$570,573	$577,644	$79,130	$70,459	$64,738

	Identifiable Assets			Depreciation and Amortization			Capital Expenditures
	2001	2000	1999	2001	2000	1999	2001	2000	1999
	(in thousands)
United States	$30,205	$38,611	$40,053	$4,825	$5,550	$5,096	$920	$1,577	$583
Europe	48,899	54,191	55,439	1,773	1,710	1,272	—	—	—
Asia Pacific	58,567	59,833	70,633	4,544	4,933	5,310	944	259	868
Other	10,326	12,925	11,768	900	1,047	415	—	—	—

Segments total	147,997	165,560	177,893	12,042	13,240	12,093	1,864	1,836	1,451
Manufacturing operations	60,258	62,924	64,897	9,806	9,112	8,346	4,001	4,742	3,102
General corporate	169,211	176,171	193,742	245	301	257	—	—	—

Total	$377,466	$404,655	$436,532	$22,093	$22,653	$20,696	$5,865	$6,578	$4,553

In each geographic segment the Company markets products in two product lines: Ophthalmic Surgical and Contact Lens Care. The Ophthalmic Surgical product line produces intraocular lenses, phacoemulsification equipment, viscoelastics, and other products related to cataract surgery. The Contact Lens Care product line produces cleaning, storage and disinfection products for the consumer contact lens market. The Company provides global marketing strategy teams to ensure development and execution of a consistent marketing strategy for products in all geographic operating segments. There are no transfers of products between product lines.

Net Sales By Product Line

	2001	2000	1999
	(in thousands)
Ophthalmic Surgical	$253,143	$248,773	$221,619
Contact Lens Care	289,952	321,800	356,025

Net sales	$543,095	$570,573	$577,644

ADVANCED MEDICAL OPTICS, INC.

UNAUDITED CONDENSED COMBINED BALANCE SHEETS

	March 29, 2002	December 31, 2001
	(in thousands)
ASSETS
Current assets
Cash and equivalents	$4,836	$6,957
Trade receivables, net	94,861	114,724
Inventories	67,131	65,237
Other current assets	17,322	23,634

Total current assets	184,150	210,552
Property, plant and equipment, net	27,209	28,293
Other assets	36,481	37,248
Goodwill	100,066	100,374
Intangibles, net	924	999

Total assets	$348,830	$377,466

LIABILITIES AND EQUITY
Current liabilities
Current portion of long-term debt	$18,834	$18,988
Accounts payable	19,473	29,583
Accrued compensation	14,957	16,652
Other accrued expenses	17,110	20,328

Total current liabilities	70,374	85,551
Long-term debt, net of current portion	75,189	75,809
Other liabilities	3,396	2,176
Commitments and contingencies
Equity
Allergan, Inc. net investment	202,101	215,653
Accumulated other comprehensive loss	(2,230)	(1,723)

Total equity	199,871	213,930

Total liabilities and equity	$348,830	$377,466

See accompanying notes to unaudited condensed combined financial statements.

ADVANCED MEDICAL OPTICS, INC.

UNAUDITED CONDENSED COMBINED STATEMENTS OF EARNINGS

	Three Months Ended
	March 29, 2002	March 30, 2001
	(in thousands)
Net sales	$113,997	$120,811
Cost of sales	44,276	50,335

Gross margin	69,721	70,476

Selling, general and administrative	54,170	62,118
Research and development	6,984	7,264

Operating income	8,567	1,094

Non-operating expense (income)
Interest expense	681	824
Unrealized loss (gain) on derivative instruments	213	(1,321)
Other, net	51	(90)

	945	(587)

Earnings before income taxes	7,622	1,681
Provision for income taxes	2,896	467

Earnings before cumulative effect of change in accounting principle	4,726	1,214
Cumulative effect of change in accounting principle, net of $160 of tax	—	(391)

Net earnings	$4,726	$823

See accompanying notes to unaudited condensed combined financial statements.

ADVANCED MEDICAL OPTICS, INC.

UNAUDITED CONDENSED COMBINED STATEMENTS OF CASH FLOWS

	Three Months Ended
	March 29, 2002	March 30, 2001
	(in thousands)
Cash flows provided by operating activities
Net earnings	$4,726	$823
Non cash items included in net earnings:
Cumulative effect of accounting change for derivative instruments	—	551
Depreciation and amortization	3,355	5,335
Amortization of prepaid royalties	—	100
Loss on investments and assets	216	97
Unrealized loss/(gain) on derivatives	213	(1,321)
Changes in assets and liabilities:
Trade receivables	18,369	12,994
Inventories	(2,785)	(3,500)
Other current assets	6,054	291
Accounts payable	(9,894)	(4,367)
Accrued expenses and other liabilities	(2,057)	(4,334)
Other non-current assets	477	(1,604)

Net cash provided by operating activities	18,674	5,065

Cash flows from investing activities
Additions to property, plant and equipment	(460)	(1,069)
Additions to capitalized internal-use software	(632)	(538)
Additions to demonstration and bundled equipment	(1,062)	(1,549)

Net cash used in investing activities	(2,154)	(3,156)

Cash flows from financing activities
Distributions to Allergan, Inc., net of advances	(18,278)	(4,127)

Net cash used in financing activities	(18,278)	(4,127)
Effect of exchange rates on cash and equivalents	(363)	(608)

Net decrease in cash and equivalents	(2,121)	(2,826)
Cash and equivalents at beginning of period	6,957	12,641

Cash and equivalents at end of period	$4,836	$9,815

Supplemental disclosure of cash flow information
Cash paid for:
Interest	$819	$818

Income taxes	$513	$32

See accompanying notes to unaudited condensed combined financial statements.

ADVANCED MEDICAL OPTICS, INC.

NOTES TO UNAUDITED CONDENSED COMBINED FINANCIAL STATEMENTS

Note 1:    Description of Business

On January 22, 2002, Allergan, Inc. (Allergan) announced a plan to spin off its optical medical device business consisting of ophthalmic surgical and contact lens care product business lines to Allergan stockholders. Management expects that shares of the new optical medical device company, Advanced Medical Optics, Inc. (AMO or the Company), will be distributed on June 29, 2002 to Allergan stockholders of record on June 14, 2002 by means of a tax free dividend. The distribution will result in AMO operating as an independent entity with publicly traded common stock.

Note 2:    Basis of Presentation

In the opinion of management, the accompanying unaudited condensed combined financial statements contain all adjustments necessary (consisting only of normal recurring accruals) to present fairly the financial information contained therein. These statements do not include all disclosures required by accounting principles generally accepted in the United States of America and should be read in conjunction with the audited combined financial statements of the Company for the year ended December 31, 2001 included elsewhere in this information statement. The results of operations for the three months ended March 29, 2002 are not necessarily indicative of the results to be expected for the year ending December 31, 2002.

Allergan does not account for the business that comprises AMO on the basis of separate legal entities, subsidiaries, divisions or segments. The accompanying unaudited combined financial statements include those assets, liabilities, revenues and expenses directly attributable to AMO’s operations and allocations of certain Allergan corporate assets, liabilities and expenses to AMO. These amounts have been allocated to AMO on the basis that is considered by management to reflect most fairly or reasonably the utilization of the services provided to or the benefit obtained by the Company. Management believes the methods used to allocate these amounts are reasonable and consistent with prior periods. All material intercompany balances have been eliminated. The financial information included herein does not necessarily reflect what the financial position and results of operations of the Company would have been had it operated as a stand-alone public entity during the periods covered, and may not be indicative of future operations or financial position. Subsequent to the distribution, the Company estimates that it will incur incremental annual pre-tax costs of approximately $51 million associated with being an independent public company. Such incremental annual costs include approximately $7 million for cost of sales, $22 million for selling, general and administrative expenses including accounting, information systems, legal, human resources and other costs, $1 million for research and development costs, and interest expense of $21 million, including the estimated annual amortization of capitalizable debt origination fees.

Note 3:    Recently Adopted Accounting Standards

In July 2001, Statement of Financial Accounting Standards No. 141, “Business Combinations” (SFAS No. 141), was issued. SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001 as well as all purchase method combinations completed after June 30, 2001. SFAS No. 141 also requires that the Company evaluate its existing intangible assets and goodwill that were acquired in prior business combinations, and to make any necessary reclassifications in order to conform with the new criteria in SFAS No. 141 for recognition of intangibles apart from goodwill.

Additionally, in July 2001, Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets” (SFAS No. 142), was issued and is effective for all periods of fiscal years beginning after December 15, 2001 (January 1, 2002 for the Company). SFAS No. 142 establishes accounting and reporting standards for intangible assets. SFAS No. 142 requires that goodwill and intangible assets with indefinite useful lives be evaluated annually for impairment rather than amortized. Upon adoption of SFAS No. 142, the Company

ADVANCED MEDICAL OPTICS, INC.

NOTES TO UNAUDITED CONDENSED
COMBINED FINANCIAL STATEMENTS — (Continued)

is also required to test goodwill and intangible assets with indefinite useful lives for impairment within the first interim period with any impairment loss being recognized as a cumulative effect of a change in accounting principle.

In connection with the transitional goodwill impairment evaluation, SFAS No. 142 requires the Company to perform an assessment of whether there is an indication that goodwill and intangible assets with indefinite useful lives are impaired as of the date of adoption. To accomplish this, the Company must identify its reporting units and determine the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and intangible assets, to those reporting units as of the date of adoption. The Company then has up to six months from the date of adoption to determine the fair value of each reporting unit and compare it to the reporting unit’s carrying amount. To the extent a reporting unit’s carrying amount exceeds its fair value, an indication exists that the reporting unit’s goodwill may be impaired.

The Company adopted the provisions of SFAS No. 141 on June 30, 2001 and SFAS No. 142 on January 1, 2002, effective with Allergan’s adoption of the new accounting standards. Allergan’s adoption did not result in a negative impact on Allergan’s Consolidated Financial Statements. After the spin-off is completed, the Company will be required to complete a separate assessment of goodwill and intangibles on a stand-alone basis. The Company’s separate assessment is not expected to result in a negative impact on its combined financial statements.

The components of amortizable intangibles and goodwill were as follows:

	March 29, 2002		December 31, 2001
Intangibles	Gross Amount	Accumulated Amortization	Gross Amount	Accumulated Amortization
	(in thousands)
Amortizable Intangible Assets:
Licensing	$3,940	$(3,076)	$3,940	$(3,004)
Trademarks	79	(19)	78	(15)

	$4,019	$(3,095)	$4,018	$(3,019)

Aggregate amortization expense for the quarters ended March 29, 2002 and March 30, 2001 was approximately $76,000.

Estimated amortization expense for years ending December 31, 2002, 2003, 2004, 2005 and 2006 are $304,000, $304,000, $304,000, $88,000 and zero, respectively.

Goodwill	March 29, 2002	December 31, 2001
	(in thousands)
Goodwill:
United States	$12,783	$12,783
Asia Pacific	22,497	22,805
Manufacturing Operations	64,786	64,786

	$100,066	$100,374

ADVANCED MEDICAL OPTICS, INC.

NOTES TO UNAUDITED CONDENSED
COMBINED FINANCIAL STATEMENTS — (Continued)

There was no activity related to goodwill during the quarter ended March 29, 2002.

Pro forma financial information related to the adoption of SFAS No. 142 is as follows:

	For the Quarters Ended
	March 29, 2002	March 30, 2001
	(in thousands)
Net earnings	$4,726	$823
Add:
Goodwill amortization, net of tax	—	1,307

Adjusted net earnings	$4,726	$2,130

In October 2001, Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (SFAS No. 144), was issued. SFAS No. 144 supersedes Statement No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of”, and the accounting and reporting provisions of APB Opinion No. 30, “Reporting the Results of Operations — Reporting the effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions”, for the disposal of a segment of a business. SFAS No. 144 retains the requirement in Opinion No. 30 to report separately discontinued operations and extends that reporting to a component of an entity that either has been disposed of or is classified as held for sale. The Company adopted the provisions of SFAS No. 144 for the quarter ended March 29, 2002. The adoption of SFAS No. 144 did not have a material impact on the Company’s Unaudited Condensed Combined Financial Statements.

Note 4:    Inventories

Components of inventories were:

	March 29, 2002	December 31, 2001
	(in thousands)
Finished goods, including inventory on consignment with customers of $6,550 and $6,653 in 2002 and 2001, respectively	$52,685	$51,479
Work in process	4,950	5,078
Raw materials	9,496	8,680

Total	$67,131	$65,237

Note 5:    Income Taxes

The Company’s operations were historically included in Allergan’s consolidated U.S. federal and state income tax returns and in the tax returns of certain Allergan foreign subsidiaries. The provision for income taxes has been determined as if the Company had filed separate tax returns under its existing structure for the periods presented. Accordingly, the effective tax rate of the Company in future years could vary from its historical effective tax rate depending on the Company’s future legal structure and tax elections. A majority of income taxes are paid by Allergan and reflected through the “Allergan, Inc. net investment” account.

ADVANCED MEDICAL OPTICS, INC.

NOTES TO UNAUDITED CONDENSED
COMBINED FINANCIAL STATEMENTS — (Continued)

Note 6:    Legal

The Company is involved in various litigation and claims arising in the normal course of business. Management believes that recovery or liability with respect to any pending lawsuits or asserted claims, will not have a material adverse effect on the Company’s combined financial position or results of operations.

Note 7:    Other Comprehensive Income

The following table summarizes components of comprehensive income for the quarters ended (in thousands):

	March 29, 2002			March 30, 2001
	Before-tax Amount	Tax (expense) or Benefit	Net-of-tax Amount	Before-tax Amount	Tax (expense) or Benefit	Net-of-tax Amount
Foreign currency translation adjustments	$(507)	—	$(507)	$1,337	$—	$1,337

Net earnings			4,726			823

Total comprehensive income			$4,219			$2,160

Note 8:    Business Segment Information

As a part of Allergan, the Company operates in Regions or geographic operating segments. The United States information is presented separately as it is the Company’s headquarters country, and U.S. sales represented 30.6% and 32.8% of total net sales in the three months ended March 29, 2002 and in the three months ended March 30, 2001, respectively. Additionally, sales in Japan represented 25.4% and 20.3% of total net sales in the three months ended March 29, 2002 and in the three months ended March 30, 2001, respectively. No other country, or single customer, generates over 10% of total net sales. Operations for the Europe Region also include sales to customers in Africa and the Middle East, and operations in the Asia Pacific Region include sales to customers in Australia and New Zealand.

Operating income attributable to each operating segment is based upon the management assignment of costs to such regions, which includes the manufacturing standard cost of goods produced by the Company’s manufacturing operations (or the cost to acquire goods from third parties), freight, duty and local distribution costs, and royalties. Operating income for all operating segments and manufacturing operations also includes a charge for corporate services and asset utilization which permits management to better measure segment performance by including a cost of capital in the determination of operating income for each segment.

Income from manufacturing operations is not assigned to geographic regions because most manufacturing operations produce products for more than one region. Research and development costs are corporate costs.

Identifiable assets for each geographic operating segment consist of trade receivables, inventories and property, plant and equipment. All other assets are assigned to general corporate as corporate maintains responsibility for all other assets. Corporate assets are primarily cash and equivalents, goodwill, intangibles and other assets. Assets in each geographic operating segment have not changed materially since December 31, 2001.

ADVANCED MEDICAL OPTICS, INC.

NOTES TO UNAUDITED CONDENSED
COMBINED FINANCIAL STATEMENTS — (Continued)

Geographic Operating Segments

	Net Sales		Operating Income (Loss)
	1st Qtr. 2002	1st Qtr. 2001	1st Qtr. 2002	1st Qtr. 2001
	(in thousands)
United States	$34,860	$39,621	$5,271	$4,686
Europe	34,691	37,474	5,443	4,131
Asia Pacific	38,498	36,123	8,155	5,342
Other	5,948	7,593	45	(932)

Segments total	113,997	120,811	18,914	13,227
Manufacturing operations	—	—	1,118	1,367
Research and development	—	—	(6,984)	(7,264)
Elimination of inter-company profit	—	—	(4,514)	(8,620)
General corporate	—	—	33	2,384

Total	$113,997	$120,811	$8,567	$1,094

In each geographic segment the Company markets products in two product lines: Opthalmic Surgical and Contact Lens Care. The Ophthalmic Surgical product line produces intraocular lenses, phacoemulsification equipment, viscoelastics, and other products related to cataract and refractive surgery. The Contact Lens Care product line produces cleaning, storage and disinfection products for the consumer contact lens market. The Company provides global marketing strategy teams to ensure development and execution of a consistent marketing strategy for products in all geographic operating segments. There are no transfers between product lines.

Net Sales by Product Line

	Three Months Ended
	March 29, 2002	March 30, 2001
	(In thousands)
Ophthalmic Surgical	$57,412	$56,693
Contact Lens	56,585	64,118

Total Net Sales	$113,997	$120,811

Note 9: Subsequent Events

On May 24, 2002, the Company entered into a sublease agreement for its headquarters facility consisting of approximately 171,330 square feet and located in Santa Ana, California. The Company’s obligation to pay rent begins October 24, 2002. Unless terminated sooner pursuant to the terms of the sublease agreement or at law, the sublease will expire on July 9, 2015.

On May 24, 2002 the Company also entered into a Consent to Sublease and Second Amendment to Lease under which the Company obtained the right, provided it is not in default and is occupying the entire premises, to extend the term of the sublease for two additional periods of six years each.

ADVANCED MEDICAL OPTICS, INC.

Quarterly Results (Unaudited)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total Year
	(in thousands)
2001 (a)
Net sales	$120,811	$139,208	$136,774	$146,302	$543,095
Gross margin	70,476	85,260	83,459	91,810	331,005
Earnings before cumulative effect of change in accounting principle	1,214	12,948	17,969	23,219	55,350
Net earnings	823	12,948	17,969	23,219	54,959

2000 (b)
Net sales	127,144	151,077	141,246	151,106	570,573
Gross margin	73,989	89,355	85,727	90,076	339,147
Net earnings	890	11,516	15,773	21,001	49,180

(a)	Fiscal quarters in 2001 ended on March 30, June 29, September 28 and December 31.
(b)	Fiscal quarters in 2000 ended on March 31, June 30, September 29 and December 31.

We have not authorized any dealer, salesman or other person to give any information or to make any representation other than those contained or incorporated by reference in this prospectus. You must not rely upon any information or representation not contained or incorporated by reference in this prospectus as if we had authorized it. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities other than the registered securities to which it relates, nor does this prospectus constitute an offer to sell or a solicitation of an offer to buy securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction.

Until             , 2002 (180 days after the expiration of this exchange offer), all dealers effecting transactions in the exchange notes, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters.

All tendered old notes, executed letters of transmittal and other related documents should be directed to the exchange agent. Questions and requests for assistance and requests for additional copies of this prospectus, the letter of transmittal and other related documents should be addressed to the exchange agent as follows:

The exchange agent for the exchange offer is:

The Bank of New York
Corporate Trust Operations
Reorganization Unit
101 Barclay Street, 7E
New York, New York 10286
Attention: Kim Lau

By Facsimile Transmission:
(212) 298-1915

To confirm by telephone
or for information:
(212) 815-3750

(Originals of all documents submitted by facsimile should be sent promptly by hand, overnight courier, or registered or certified mail).

Offer to Exchange
$200,000,000 principal amount of its
9 1/4% Senior Subordinated Notes due 2010
which have been registered under the Securities Act of 1933, as amended, for any and all of its outstanding 9 1/4% Senior Subordinated Notes due 2010

PROSPECTUS

            , 2002

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 20.    Indemnification of Directors and Officers

Under Section 145 of the Delaware General Corporation Law, we have broad powers to indemnify our directors and officers against liabilities they may incur in such capacities, including liabilities under the Securities Act. Our bylaws provide that we will indemnify our directors, officers, employees or agents in a manner consistent with the provisions of the Delaware General Corporation Law.

In addition, our certificate of incorporation provides that no director shall be personally liable for any monetary damages for any breach of fiduciary duty as a director, except to the extent that the Delaware General Corporation Law prohibits elimination or limitation of liability of directors for breach of fiduciary duty. This provision in the certificate if incorporation does not eliminate the duty of care, and in appropriate circumstances equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Delaware law. In addition, each director will continue to be subject to liability for breach of the director’s duty of loyalty to us, for acts or omissions not in good faith or involving intentional misconduct or a knowing violation of law, for actions leading to improper personal benefit to the director and for payment of dividends or approval of stock repurchases or redemptions that are unlawful under Delaware law. The provision also does not affect a director’s responsibilities under any other law, such as the federal securities laws or state or federal environmental laws.

We maintain a policy providing directors’ and officers’ liability insurance, which insures our directors and officers in certain circumstances. Additionally, we have entered into indemnification agreements with each of our officers and directors.

Insofar as the indemnification for liabilities arising under the Securities Act may be permitted to our directors or officers pursuant to the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Item 21.    Exhibits and Financial Statement Schedules

(a) Exhibits

Exhibit No.	Description of Exhibit

3.1
Amended and Restated Certificate of Incorporation of Advanced Medical Optics, Inc. (incorporated by reference to Exhibit 3.1 of Advanced Medical Optics, Inc.’s Amendment No. 2 to Form 10 filed on May 6, 2002).

3.2	Amended and Restated Bylaws of Advanced Medical Optics, Inc. (incorporated by reference to Exhibit 3.2 of Advanced Medical Optics, Inc.’s Amendment No. 2 to Form 10 filed on May 6, 2002).

4.1	Indenture, dated as of June 20, 2002, by and among Advanced Medical Optics, Inc., as issuer, AMO Holdings, LLC and Allergan, Inc., as guarantors, and The Bank of New York, as trustee.

4.2	Form of Old Note (included as Exhibit A to Exhibit 4.1).

4.3	Form of Exchange Note (included as Exhibit B to Exhibit 4.1).

4.4
Registration Rights Agreement, dated as of June 20, 2002, by and among Advanced Medical Optics, Inc., as issuer, AMO Holdings, LLC, as guarantor and Merrill Lynch, Pierce, Fenner & Smith Incorporated and Banc of America Securities LLC, as representatives of the initial purchasers named therein.

5.1	Opinion of Stradling Yocca Carlson & Rauth.

Exhibit No.		Description of Exhibit

10.1		Contribution and Distribution Agreement, dated as of June 24, 2002, by and between Allergan, Inc. and Advanced Medical Optics, Inc.

10.2		Transitional Services Agreement, dated as of June 24, 2002, by and between Allergan, Inc. and Advanced Medical Optics, Inc.

10.3		Employee Matters Agreement, dated as of June 24, 2002, by and between Allergan, Inc. and Advanced Medical Optics, Inc.

10.4		Tax Sharing Agreement, dated as of June 24, 2002, by and between Allergan, Inc. and Advanced Medical Optics, Inc.

10.5
Employment Agreement, dated as of January 18, 2002, by and between Advanced Medical Optics, Inc. and James Mazzo (incorporated by reference to Exhibit 10.8 of Advanced Medical Optic Inc.’s Form 10 filed on March 1, 2002).

10.6	(a)
Form of Employment Agreement between Advanced Medical Optics, Inc. and those parties identified on Exhibit 10.6(b) (incorporated by reference to Exhibit 10.9(a) of Advanced Medical Optic Inc.’s Amendment No. 2 to Form 10 filed on May 6, 2002).

10.6	(b)	Schedule of parties to the Employment Agreement attached as Exhibit 10.6(a).

10.7		Form of Indemnity Agreement.

10.8		Advanced Medical Optics, Inc. 2002 Bonus Plan.

10.9		Manufacturing Agreement, dated as of June 30, 2002, by and between Allergan, Inc. and Advanced Medical Optics, Inc.

10.10		Advanced Medical Optics, Inc. 401(k) Plan (incorporated by reference to Exhibit 10.1 of Advanced Medical Optic Inc.’s Form S-8 filed on June 21, 2002).

10.11		Advanced Medical Optics, Inc. 2002 Incentive Compensation Plan (incorporated by reference to Exhibit 10.2 of Advanced Medical Optic Inc.’s Form S-8 filed on June 21, 2002).

10.12		Advanced Medical Optics, Inc. 2002 Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.3 of Advanced Medical Optic Inc.’s Form S-8 filed on June 21, 2002).

10.13		Advanced Medical Optics, Inc. International Stock Purchase Plan (incorporated by reference to Exhibit 10.4 of Advanced Medical Optic Inc.’s Form S-8 filed on June 21, 2002).

10.14		Advanced Medical Optics, Inc. Executive Deferred Compensation Plan (incorporated by reference to Exhibit 10.5 of Advanced Medical Optic Inc.’s Form S-8 filed on June 21, 2002).

10.15
Consent to Sublease and Second Amendment to Lease, dated as of May 24, 2002, by and among Andrew Place Two LLC, as landlord, Ingram Micro, Inc., as tenant and Advanced Medical Optics, Inc., as subtenant (incorporated by reference to Exhibit 10.5 of Advanced Medical Optic Inc.’s Form 10-Q for the quarter ended March 29, 2002).

10.16
Sublease Agreement, dated as of May 24, 2002, by and between Advanced Medical Optics, Inc. and Ingram Micro, Inc. for the premises located at 1700 East St. Andrew Place, Santa Ana, California 92705 (incorporated by reference to Exhibit 10.6 of Advanced Medical Optic Inc.’s Form 10-Q for the quarter ended March 29, 2002).

10.17
Manufacture and Supply Agreement, dated as of May 28, 1999, by and between Allergan Sales, Inc. and Carl Zeiss, Inc. on behalf of Humphrey System Divisions (incorporated by reference to Exhibit 10.10(a) of Advanced Medical Optic Inc.’s Amendment No. 2 to Form 10 filed on May 6, 2002).

10.18
First Amendment to Manufacture and Supply Agreement, dated as of March 1, 2000, by and between Allergan Sales, Inc. and Carl Zeiss, Inc. on behalf of Humphrey System Divisions (incorporated by reference to Exhibit 10.10(b) of Advanced Medical Optic Inc.’s Amendment No. 2 to Form 10 filed on May 6, 2002).

Exhibit No.	Description of Exhibit

10.19
$135,000,000 Credit Agreement, dated June 21, 2002, among Advanced Medical Optics, Inc., Merrill Lynch & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated, ABN AMRO Bank N.V., Bank of America, N.A. and other lenders party thereto.

10.20	Employment Agreement, dated as of June 28, 2002 by and between Advanced Medical Optics, Inc, AMO Germany GmbH and Holger Heidrich.

12.1	Statement of Computation of Ratio of Earnings to Fixed Charges and Other Ratios.

21.1	Subsidiaries of the Registrant.

23.1	Consent of Stradling Yocca Carlson & Rauth (included in Exhibit 5.1).

23.2	Consent of KPMG LLP.

24.1	Power of Attorney (included on signature pages attached hereto).

25.1	Statement of Eligibility of The Bank of New York, as trustee, on Form T-1.

99.1	Form of Letter of Transmittal.

99.2	Form of Notice of Guaranteed Delivery.

Item 22.    Undertakings.

Each of the undersigned registrants hereby undertakes:

(1)     to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement: (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933; (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement (notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of a prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement); and (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)    That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)    To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

Each of the undersigned registrants hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the application form.

Each of the undersigned registrants hereby undertakes that every prospectus: (1) that is filed pursuant to the immediately preceding paragraph or (2) that purports to meet the requirements of Section 10(a)(3) of the Securities Act of 1933, as amended, and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described under Item 20 above, or otherwise, each of the registrants has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, each of the registrants will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by final adjudication of such issue.

Each of the undersigned registrants hereby undertakes to respond to requests for information that is incorporated by reference into this prospectus pursuant to Items 4, 10(b), 11, or 13 of Form S-4, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

Each of the undersigned registrants hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Irvine, California, on July 31, 2002.
ADVANCED MEDICAL OPTICS, INC.

By:	/s/ James V. Mazzo
Name: James V. Mazzo Title: President and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Richard A. Meier and Aimee S. Weisner, jointly and severally, each in his own capacity, his true and lawful attorney-in-fact, with full power of substitution, for him and his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto such said attorney-in-fact and agents with full power and authority to do so and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and as of the dates indicated.

/s/ James V. Mazzo James V. Mazzo	President, Chief Executive Officer and Director	July 31, 2002

/s/ Richard A. Meier Richard A. Meier	Corporate Vice President and Chief Financial Officer	July 31, 2002

/s/ Robert F. Gallagher Robert F. Gallagher	Vice President, Controller	July 31, 2002

/s/ William R. Grant William R. Grant	Chairman of the Board	July 31, 2002

Christopher G. Chavez	Director	July , 2002

/s/ William J. Link William J. Link, Ph.D.	Director	July 31, 2002

Michael A. Mussallem	Director	July , 2002

/s/ David E.I. Pyott David E.I. Pyott	Director	July 31, 2002

/s/ James O. Rollans James O. Rollans	Director	July 31, 2002

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Irvine, on July 31, 2002.
AMO HOLDINGS, LLC.

By:	/s/ James V. Mazzo
Name: James V. Mazzo Title: President

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Aimee S. Weisner, jointly and severally, each in his own capacity, his true and lawful attorney-in-fact, with full power of substitution, for him and his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto such said attorney-in-fact and agents with full power and authority to do so and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and as of the dates indicated.

/s/ James V. Mazzo James V. Mazzo	President	July 31, 2002

/s/ Vincent E. Scullin Vincent E. Scullin, Jr.	Vice President and Treasurer	July 31, 2002

/s/ Aimee S. Weisner Aimee S. Weisner	Vice President and Secretary	July 31, 2002

/s/ James V. Mazzo James V. Mazzo on behalf of Advanced Medical Optics, Inc.	Sole Member	July 31, 2002

EXHIBIT INDEX

Exhibit No.		Description of Exhibit

3.1
Amended and Restated Certificate of Incorporation of Advanced Medical Optics, Inc. (incorporated by reference to Exhibit 3.1 of Advanced Medical Optics, Inc.’s Amendment No. 2 to Form 10 filed on May 6, 2002).

3.2		Amended and Restated Bylaws of Advanced Medical Optics, Inc. (incorporated by reference to Exhibit 3.2 of Advanced Medical Optics, Inc.’s Amendment No. 2 to Form 10 filed on May 6, 2002).

4.1		Indenture, dated as of June 20, 2002, by and among Advanced Medical Optics, Inc., as issuer, AMO Holdings, LLC and Allergan, Inc., as guarantors, and The Bank of New York, as trustee.

4.2		Form of Old Note (included as Exhibit A to Exhibit 4.1).

4.3		Form of Exchange Note (included as Exhibit B to Exhibit 4.1).

4.4
Registration Rights Agreement, dated as of June 20, 2002, by and among Advanced Medical Optics, Inc., as issuer, AMO Holdings, LLC, as guarantor and Merrill Lynch, Pierce, Fenner & Smith Incorporated and Banc of America Securities LLC, as representatives of the initial purchasers named therein.

5.1		Opinion of Stradling Yocca Carlson & Rauth.

10.1		Contribution and Distribution Agreement, dated as of June 24, 2002, by and between Allergan, Inc. and Advanced Medical Optics, Inc.

10.2		Transitional Services Agreement, dated as of June 24, 2002, by and between Allergan, Inc. and Advanced Medical Optics, Inc.

10.3		Employee Matters Agreement, dated as of June 24, 2002, by and between Allergan, Inc. and Advanced Medical Optics, Inc.

10.4		Tax Sharing Agreement, dated as of June 24, 2002, by and between Allergan, Inc. and Advanced Medical Optics, Inc.

10.5
Employment Agreement, dated as of January 18, 2002, by and between Advanced Medical Optics, Inc. and James Mazzo (incorporated by reference to Exhibit 10.8 of Advanced Medical Optic Inc.’s Form 10 filed on March 1, 2002).

10.6	(a)
Form of Employment Agreement between Advanced Medical Optics, Inc. and those parties identified on Exhibit 10.6(b) (incorporated by reference to Exhibit 10.9(a) of Advanced Medical Optic Inc.’s Amendment No. 2 to Form 10 filed on May 6, 2002).

10.6	(b)	Schedule of parties to the Employment Agreement attached as Exhibit 10.6(a).

10.7		Form of Indemnity Agreement.

10.8		Advanced Medical Optics, Inc. 2002 Bonus Plan.

10.9		Manufacturing Agreement, dated as of June 30, 2002, by and between Allergan, Inc. and Advanced Medical Optics, Inc.

10.10		Advanced Medical Optics, Inc. 401(k) Plan (incorporated by reference to Exhibit 10.1 of Advanced Medical Optic Inc.’s Form S-8 filed on June 21, 2002).

10.11		Advanced Medical Optics, Inc. 2002 Incentive Compensation Plan (incorporated by reference to Exhibit 10.2 of Advanced Medical Optic Inc.’s Form S-8 filed on June 21, 2002).

10.12		Advanced Medical Optics, Inc. 2002 Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.3 of Advanced Medical Optic Inc.’s Form S-8 filed on June 21, 2002).

i

Exhibit No.	Description of Exhibit

10.13	Advanced Medical Optics, Inc. International Stock Purchase Plan (incorporated by reference to Exhibit 10.4 of Advanced Medical Optic Inc.’s Form S-8 filed on June 21, 2002).

10.14	Advanced Medical Optics, Inc. Executive Deferred Compensation Plan (incorporated by reference to Exhibit 10.5 of Advanced Medical Optic Inc.’s Form S-8 filed on June 21, 2002).

10.15
Consent to Sublease and Second Amendment to Lease, dated as of May 24, 2002, by and among Andrew Place Two LLC, as landlord, Ingram Micro, Inc., as tenant and Advanced Medical Optics, Inc., as subtenant (incorporated by reference to Exhibit 10.5 of Advanced Medical Optic Inc.’s Form 10-Q for the quarter ended March 29, 2002).

10.16
Sublease Agreement, dated as of May 24, 2002, by and between Advanced Medical Optics, Inc. and Ingram Micro, Inc. for the premises located at 1700 East St. Andrew Place, Santa Ana, California 92705 (incorporated by reference to Exhibit 10.6 of Advanced Medical Optic Inc.’s Form 10-Q for the quarter ended March 29, 2002).

10.17
Manufacture and Supply Agreement, dated as of May 28, 1999, by and between Allergan Sales, Inc. and Carl Zeiss, Inc. on behalf of Humphrey System Divisions (incorporated by reference to Exhibit 10.10(a) of Advanced Medical Optic Inc.’s Amendment No. 2 to Form 10 filed on May 6, 2002).

10.18
First Amendment to Manufacture and Supply Agreement, dated as of March 1, 2000, by and between Allergan Sales, Inc. and Carl Zeiss, Inc. on behalf of Humphrey System Divisions (incorporated by reference to Exhibit 10.10(b) of Advanced Medical Optic Inc.’s Amendment No. 2 to Form 10 filed on May 6, 2002).

10.19
$135,000,000 Credit Agreement, dated June 21, 2002, among Advanced Medical Optics, Inc., Merrill Lynch & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated, ABN AMRO Bank N.V., Bank of America, N.A. and other lenders party thereto.

10.20	Employment Agreement, dated as of June 28, 2002 by and between Advanced Medical Optics, Inc., AMO Germany GmbH and Holger Heidrich.

12.1	Statement of Computation of Ratio of Earnings to Fixed Charges.

21.1	Subsidiaries of the Registrant.

23.1	Consent of Stradling Yocca Carlson & Rauth (included in Exhibit 5.1).

23.2	Consent of KPMG LLP.

24.1	Power of Attorney (included on signature pages attached hereto).

25.1	Statement of Eligibility of The Bank of New York, as trustee, on Form T-1.

99.1	Form of Letter of Transmittal.

99.2	Form of Notice of Guaranteed Delivery.

ii